Form 20-F
period 2024-12-31
Agroz Inc.
filed 2025-05-22
CIK 2009233

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________________________ to ___________________________

Commission file number 333-284322

Agroz Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara,

47810 Petaling Jaya, Selangor, Malaysia

+60 18-218 2300

(Address of Principal Executive Offices)

Mr. Gerard Kim Meng Lim, Chief Executive Officer

No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara,

47810 Petaling Jaya, Selangor, Malaysia

Tel: +60 18-218 2300

Email: hello@agrozgroup.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Ordinary Shares

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of Agroz Inc.’s outstanding shares as of December 31, 2024 was 20,423,485 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“Agroz Group” refers to Agroz Group Sdn. Bhd., a Malaysian private limited company, our operating subsidiary;

●	“AgTech” refers to agricultural technology;

●	“Board of Directors” refers to the Board of Directors of the Company;

●	“CEA” refers to controlled environment agriculture;

●	“Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Company,” “we,” “us,” and “Agroz” refers to Agroz Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands on August 8, 2023, that will issue the Ordinary Shares being offered;

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;

●	“IFRS” refers to International Financial Reporting Standards;

●	“Memorandum and Articles of Association” refers to the amended and restated memorandum and articles of association of our Company;

●	“MYR ” refers to the Malaysian Ringgit;

●	“Ordinary Shares” or “Shares” refers to the ordinary shares of the Company, par value USD 0.0001;

●	“PCAOB” refers to Public Company Accounting Oversight Board;

●	“RCPS” means redeemable convertible preferred shares of the Company;

●	“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended;

●	“U.S. dollars,” “$,” “US$,” “USD ” or “dollars” refers to United States dollar(s), the lawful currency of the United States.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by Agroz Inc., a Cayman Islands company. Unless otherwise indicated, “we,” “us,” “our,” the “Company,” “Agroz” and similar terminology refer to Agroz Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands.

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance.

Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[Reserved]

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

Risks Related to our Business and Industry

We have a limited operating history.

We have a limited operating history from which to evaluate our business and it will continue to be difficult to make accurate predictions and forecasts on our growth and future prospects. There is no guarantee that our products or services will remain attractive to potential and current clients as our business continues to develop.

We operate in an industry that is still relatively new and subject to many uncertainties.

The vertical farming industry is still very new and subject to much uncertainty. New market participants may also emerge in this sector which we cannot anticipate. There is no guarantee that this sector will grow, or grow at a level that will benefit our business, or even if it grows, we cannot assure that our business will operate profitably in spite of favorable market conditions in this industry.

We may incur significant operating costs in the near future and cannot assure that we can recoup these potential costs to continue operating profitably or as a going concern.

High startup costs are one of the most significant concerns for market entrants in the CEA vertical farming industry. CEA vertical farming requires a significant initial investment of funds, including to pay for infrastructure like building facilities and climate control systems. Additionally, there are high electricity costs required to maintain the LED lighting system within vertical farms as well as labor costs. We cannot guarantee a return on our investment into the vertical farms we have developed thus far or that we will build and develop in the future. If we fail to do so, our financial performance may be adversely affected and there is a risk we cannot continue as a going concern.

We cannot assure that we can maintain a steady labor supply of personnel with sophisticated knowledge necessary to operate CEA vertical farms. If we fail to do so, our financial performance may be negatively impacted.

CEA vertical farms require a high level of technical expertise to establish, monitor, and sustain effectively. Our CEA technology minimizes the need for manual labor for crop production but requires sophisticated levels of knowledge to configure, supervise, and maintain them successfully. Furthermore, operating a profitable vertical farming operation necessitates not only advanced expertise in horticulture and engineering but also the presence of leadership abilities, prior management experience, financial literacy, effective communication skills, and keen powers of observation. We cannot assure that we can retain personnel with such technical expertise. If we fail to do so, our financial performance may be negatively impacted.

Failure to adequately manage our planned growth strategy may harm our business or increase our risk of failure.

For the foreseeable future, we intend to pursue a growth strategy for the expansion of our operations by further developing and improving our products and services. Our ability to rapidly expand our operations will depend upon many factors, including our ability to work in a regulated environment, establish and maintain strategic relationships with suppliers, and obtain adequate and necessary capital resources on acceptable terms. Any restrictions on our ability to expand may have a materially adverse effect on our business, results of operations, and financial condition. Accordingly, we may be unable to achieve our targets for sales growth, and our operations may not be successful or achieve anticipated operating results.

We may become subject to additional regulation of agricultural products.

Our business is subject to certain Malaysian laws and regulations, including the Food Act 1983 and the Federal Agricultural Marketing Authority Act 1965 (“FAMAA”), which govern the safety, hygiene, grading, packaging and labeling of agricultural products. Save and except for these laws and their corresponding regulations, in particular the Food Regulations 1985 and the Federal Agricultural Marketing Authority (Grading, Packaging and Labelling of Agricultural Produce) Regulations 2008, we do not believe that our products are subject to any further regulation in Malaysia or any state agency. However, changes in the industry, including growth, make it possible that additional regulations may be put into place and that such regulations could impact sales or otherwise negatively impact our revenues and business opportunities.

Agroz Group is currently not in compliance with certain regulatory requirements in Malaysia, and while it is taking measures to be in compliance, noncompliance will result in fines, penalties, or operational disruptions.

In addition to the other laws and regulations governing our business as set forth in the “Regulation” section of this Report, Agroz Group is subject to the Malaysian Occupational Safety and Health Act 1994 (“OSHA 1994”) and its relevant regulations. Pursuant to OSHA 1994, Agroz Group is required to, amongst other things, appoint an occupational safety and health coordinator. Any employer contravening this OSHA 1994 requirement will be guilty of an offense and, upon conviction, liable to a fine not exceeding MYR 50,000 (approximately $11,182 based on noon buying rate in The City of New York for cable transfers of MYR as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2024, the “December 2024 Exchange Rate”), or to imprisonment for a term of up to six months, or both. In addition, OSHA 1994 also requires Agroz Group to adopt a general policy concerning workplace safety and health, and to conduct a risk assessment regarding safety and health risks posed to individuals affected by their undertakings in the workplace. Any person contravening this OSHA 1994 requirement will be guilty of an offense and, upon conviction, liable to a fine not exceeding MYR 500,000 (approximately $111,820 based on the December 2024 Exchange Rate), or to imprisonment for a term of up to two years (as to the compliance officer, partner, manager, secretary or other similar officer of a company), or both. Agroz Group is currently not in compliance with these OSHA 1994 requirements and is working to achieve compliance by June 2025. The aforesaid penalty fees, if incurred, do not present a material risk to our financial performance. However, if Agroz Group does not achieve compliance and its management members are liable for imprisonment, our operations and financial performance will be negatively impacted.

We could be adversely affected by a change in consumer preferences, perception and spending habits in the food industry, and failure to develop and expand our product offerings or gain market acceptance of our products may negatively impact our business.

The market in which we operate is subject to changes in consumer preference, perception and spending habits. Our performance will depend significantly on factors that may affect the level and pattern of consumer spending in Malaysia. Such factors include consumer preference, consumer income, consumer confidence in and perception of the safety and quality of our products and shifts in the perceived value for our products relative to alternatives.

Consumer Preferences. There is no guarantee that the variety of produce we offer will continue to sustain popularity, that consumers will prefer the varieties of produce we offer, or that we will be successful in capturing a sufficient market share. If we are able to expand our product offerings, our financial performance will similarly be impacted by changes in consumer preferences.

Safety and Quality Concerns. Media coverage regarding the safety or quality of, or diet or health issues relating to, our products or the processes involved in the growth of our produce, may damage consumer confidence in our products. Any widespread safety or quality issues involving fresh fruits or vegetables — even if not involving us — could adversely affect consumer confidence in and demand for such vegetables or other fresh produce.

Consumer Income. A general decline in the consumption of our products could occur at any time as a result of change in consumer spending habits, including an unwillingness to pay a premium or an inability to purchase our products due to financial hardship, expectations of inflation, or increased price sensitivity.

The success of our products will depend on a number of factors, including our ability to accurately anticipate changes in market demand and consumer preferences, our ability to differentiate the quality of our products from those of our competitors, and the effectiveness of marketing and advertising campaigns for our products. We may not be successful in identifying trends in consumer preferences and growing or developing products that respond to such trends in a timely manner. We or our partners also may not be able to effectively promote our products by marketing and advertising campaigns and gain market acceptance. If our products fail to gain market acceptance, are restricted by regulatory requirements, have quality problems, or are affected by consumer perceptions of safety and quality even arising from our competitors’ products, we may not be able to fully recover costs and expenses incurred in our operations, and our business, financial condition or results of operations could be materially and adversely affected.

We build, manage and develop CEA vertical farms, which may be subject to unexpected costs and delays due to reliance on third parties for construction, material delivery, supply-chains and fluctuating material prices.

We build, manage, and develop CEA vertical farms that are dependent on a number of key inputs and their related costs, including materials such as steel and glass and other supplies, as well as electricity and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results. If our suppliers encounter unexpected costs, delays or other problems in providing us with supplies, materials, or utilities, our financial position and ability to execute on our growth strategy could be negatively affected. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on our business, financial condition and operating results.

The price of production, sale and distribution of these supplies may fluctuate widely based on the impact of numerous factors beyond our control, including international, economic and political trends, transportation disruptions, expectations of inflation, global or regional consumptive patterns, speculative activities and increased production due to new production and distribution developments and improved production and distribution methods. Additionally, we import some of the equipment and materials used to build CEA vertical farms facilities. Any prolonged disruption of third-party delivery and shipping services for materials may negatively affect development schedules for the CEA vertical farms we operate and manage, and delay the rates at which we ship produce to consumers and the rates in which our distributors ship produce to consumers. Rising costs associated with these delivery services may also adversely impact our building schedule and crop season planning, and more generally our business, financial condition, results of operations and prospects.

We face strong competition in the agricultural technology and vertical farming industries and cannot assure that we can maintain a competitive position against other market participants.

There are many competitors in the agricultural technology and vertical farming industry. There can be no guarantees that in the future other market participants will not enter these sectors by developing products and services that are in direct competition with us. One particularly strong limitation of CEA vertical farming compared to traditional crop production methods is that CEA vertical farming currently permits production of a restricted range of crops. The production of staple crops such as wheat and rice is a roadblock for large scale vertical farming due to these crops’ specific growth requirements and current vertical farming technology limitations. As a result, competitors with mega-farms, efficient transport connections, established distribution networks, and advanced food preservation technologies have competed more effectively than vertical farms in this respect.

We anticipate the presence as well as entry of other companies in our market space. There is a risk that we may not be able to establish, or if established, to maintain a competitive advantage in our market space. Some competing companies may have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales and marketing resources. This may allow them to respond more quickly than us to market opportunities. It may also allow them to devote greater resources to the marketing, promotion and sale of their products and/or services. These competitors may also adopt more aggressive pricing policies and make more attractive offers to existing and potential customers, employees, strategic partners, distribution channels and advertisers. Increased competition is likely to result in price reductions, reduced gross margins and a potential loss of market share.

We may experience unexpected network interruptions, security breaches or malware attacks (computer virus attacks) and failures in our and our subsidiary’s information technology systems, which may negatively impact our financial performance.

Information technology systems substantially support our and our operating subsidiary’s operations. If these systems fail to perform, we could experience disruptions in operations, slower response time and diminished operating results. System interruptions, errors, or downtime can result from a variety of causes, including unexpected interruptions to the internet infrastructure, technological failures, changes to the systems, erroneous or corrupted data, changes in client usage patterns, linkages with third-party systems, and power, employee misconduct, unauthorized trading, malware attacks (including but not limited to computer viruses, worms, ransomware, and spyware), cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, and other similar events.

Any failure to maintain the performance, reliability, security, or availability of the network infrastructure may cause significant damage to our and our operating subsidiary’s ability to continue operating profitably.

We may not successfully develop our products and services or improve existing ones.

Our future success depends on successfully competing in markets for our products and services and our ability to improve our existing product lines and services and to develop and offer them to meet consumer needs. We cannot provide any assurance that we will be successful in doing so. We also cannot assure that we can provide product and service innovations that satisfy consumer needs or achieve market acceptance, or that we will do so in a timely manner to meet market demands. If we fail to do so, our ability to maintain or grow our market share may be adversely affected, which could materially adversely affect our business, financial condition and results of operations. In addition, the development and introduction of new products and services lines may require substantial research and development expenditures, which we may be unable to recoup if our products and services do not generate adequate revenue.

Investors should be aware of our related party transactions.

Agroz Inc. and Agroz Group, on a consolidated basis, have had and continue to have significant related party transactions, set forth in more detail in the “Related Party Transactions” section. Our material related party transactions notably involve transactions for which the value involved is sizeable in comparison to the amount of assets we own. For instance, Agroz Group has two software development service contracts with Braiven Co., Ltd., an entity significantly influenced by our Chief Technology Officer, in amounts of approximately $500,000 and $4,000,000. Agroz Group provided CEA vertical farm design and construction services to Agroz Vertical Farms, an entity significantly influenced by the Company, which totaled approximately $313,000 in the fiscal year ended December 31, 2024. Investors should carefully review and consider the existence of these related party transactions before making an investment into the Company. To the best of its knowledge, the Company does not believe its past related party transactions were entered into on more favorable terms than terms in non-related party transactions. However, investors should be aware that the Company cannot assure the absence of conflicts of interests or influence of related parties over such related party transactions, despite its pricing practices.

Disruptions to transportation channels that we use to distribute our products may adversely affect our margins and profitability.

We may experience disruptions to the transportation channels used to distribute our products, including increased congestion, a lack of transportation capacity, increased fuel expenses, import or export controls or delays, and labor disputes or shortages. Disruptions in our trucking capacity may result in reduced sales or increased costs, including the additional use of more expensive or less efficient alternatives to meet demand. Congestion can affect previously negotiated contracts with shipping companies, resulting in unexpected increases in shipping costs, reduction in our profitability or reduced sales.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part on our rights to copyright, service marks, trademarks, trade names and other intellectual property rights we own or license. If we are unable to protect our intellectual property, proprietary information and/or brand names, we could suffer a material adverse effect on our business, financial condition and results of operations.

In particular, we own copyrights to (i) the software components of the current and future developmental version of Agroz OS; (ii) the PLC, an essential component enabling automation and environmental condition control and management, which PLC is integrated within the current version of Agroz OS; (iii) the source code to Agroz Copilot for Farmers; (iv) the source code to the Agroz DTC online marketplace; and (v) the codified standard operating procedure for various vertical farms we operate and manage. Malaysia copyright law grants protection automatically for such copyrights upon their creation, subject to the relevant criteria under the Malaysia Copyright Act 1987 being achieved. However, we cannot predict whether or not disputes concerning these copyrights will arise, in which case our financial performance may be negatively impacted by the potential expenditure of monetary and human resources in defense against such disputes. Further, while we are not required to register our copyrights, registering them provides additional legal certainty if disputes arise.

Further, we currently have two (2) trademark applications for the “Freshness You Can See, Hear and Taste” tagline which have been submitted to MYIPO. As of the date of this Report, MYIPO has provisionally rejected these applications, on the grounds that these trademarks have not met the following requirements under the Trademarks Act 2019: (A) Section 23(1)(b) of the Trademarks Act 2019, which requires a mark with distinctive character; and (B) Section 23(1)(c) of the Trademarks Act 2019, which states that trademarks may not be registered which mark consists only of signs or indications that may serve in trade, to designate the kind, quality, quantity, intended purpose, value, geographical origin, time of production of goods or rendering of services or other characteristics of goods or services. We have requested a hearing date with MyIPO to appeal the provisional refusals of these trademark applications and are currently awaiting further notice. Unlike copyrights, under Malaysian intellectual property law, unregistered trademarks do not receive automatic legal protection upon their creation. The Company may still continue using the “Freshness You Can See, Hear and Taste” tagline even if these trademark applications are provisionally refused or permanently rejected. However, if legal ownership of any unregistered trademark is challenged, the Company will have to defend its trademark and prove that its trademark was first used by the Company under common law to prevail against the challenger. We cannot assure that we will be successful on the upcoming appeal of the provisional refusals for the aforementioned trademark applications. Additionally, we cannot predict whether or not disputes concerning our unregistered trademarks or registered trademarks will arise. We do not currently anticipate material impacts on our business if we have to cease use of the “Freshness You Can See, Hear and Taste” tagline; however, our financial performance may be negatively impacted by the potential expenditure of monetary resources in defense against disputes on our unregistered trademarks.

Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products or services infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, patent or other intellectual property infringement against us, or any other successful challenge to the use of our intellectual property, could subject us to damages or prevent us from providing certain products or services, or using certain of our recognized brand names, which could have a material adverse effect on our business, financial condition and results of operations.

Our failure to maintain effective internal controls could cause our investors to lose confidence in us and adversely affect the market price of our Ordinary Shares. If our internal controls are not effective, we may not be able to accurately report our financial results or prevent fraud.

We may err in the design or operation of our controls, and all internal control systems, no matter how well designed and operated, can provide only reasonable assurance that the objectives of the control system are met. Because there are inherent limitations in all control systems, there can be no assurance that all control issues have been or will be detected. If we are unable, or are perceived as unable, to produce reliable financial reports due to internal control deficiencies, investors could lose confidence in our reported financial information and operating results, which could result in a negative market reaction and a decrease in our stock price.

As of the date of this Report, management has identified certain material weaknesses in our internal controls pertaining to (i) our lack of effective information technology (“IT”) general controls (ITGC) (which are the basic set of controls for our IT systems, including applications, operating systems, databases, and IT infrastructure), (ii) our lack of sufficient financial reporting and accounting personnel with knowledge of IFRS and SEC reporting requirements, (iii) our inadequate segregation of duties on sale and customers’ data management, and (iv) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework.

Following the identification of the material weaknesses and control deficiencies, we plan to take remedial measures, including: 1) hiring experienced IT staff to formalize and strengthen our ITGC; 2) hiring additional finance and accounting staff with qualifications and work experiences in IFRS and SEC reporting requirements to formalize and strengthen key internal controls over financial reporting; 3) allocating sufficient resources to prepare and review financial statements and related disclosures in accordance with IFRS and SEC reporting requirements; and 4) establishing an internal control and governance function to implement internal controls and governance process and procedures within the Company either by hiring internally or outsourcing the function.

If we identify new material weaknesses in our internal control over financial reporting, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting in the future, we may be late with the filing of our periodic reports, investors may lose confidence in the accuracy and completeness of our financial reports. As a result of such failures, we could also become subject to investigations by the SEC or other regulatory authorities and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition or divert financial and management resources from our core business, and would have a material adverse effect on our business, financial condition and results of operations.

We may be unable to successfully implement our future business plans and objectives.

Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate; our ability to cope with high exposure to financial risk, operational risk, and market risk as our business expands; and our ability to provide, maintain, and improve the level of human and other resources in generating products and providing services. As such, we cannot assure you that our future business plans will materialize, that our objectives will be accomplished fully or partially, or that our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance could be materially and adversely affected.

We are exposed to potential disruptions and risks from unforeseen disasters or crises.

Our operations and business continuity depend on our ability to operate CEA vertical farms and systems without significant interruption. Unforeseen events such as natural disasters, pandemics, power outages, or other catastrophic events could potentially disrupt our operations, leading to business interruption, financial loss, and damage to our reputation. While we have in place business continuity plans, these plans might not be sufficient to mitigate all potential disruptions. Furthermore, in the context of a global pandemic, our operations may be severely impacted due to government-imposed restrictions, widespread illness among our employees, or disruptions in our supply chain. There is no guarantee that our contingency plans could fully prevent or remediate the effects of such unforeseen disasters or crises. Thus, our financial condition, results of operations, and business prospects may be adversely affected.

We depend on key management personnel and our operations may suffer if we are unable to retain or replace them.

We have a team of experienced and competent management which is responsible for directing and managing daily operations, monitoring and supervising compliance and risk management, overseeing financial condition and performance, allocating and budgeting human resources, and formulating business strategies. However, we cannot assure you that we can retain the services of our key management and find suitable replacements if any of them terminate their engagement with us, are unable or unwilling to continue their services, or in the event of death.

Other than our senior management, we also rely on our professional staff in different business operations to implement our business strategies, provide quality services to clients, manage our compliance and risks, identify and capture business opportunities, maintain relationship with clients, and procure new clients. Loss of our professional staff and failure to recruit replacements for such staff will materially and adversely affect our business operations.

We may be subject to the threat or possibility of litigation, arbitration, or other legal proceedings.

We and our directors and officers may from time to time become subject to or involved in various claims, controversies, lawsuits, and regulatory or legal proceedings. Claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claims would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgment made against us may damage our reputation and may result in a material adverse impact on us.

As of the date of this Report, we are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

Risks Related to The Shares

We rely on dividends and other distributions on equity paid by our operating subsidiary to fund our cash and financing requirements, and any limitation on the ability of any current or future subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

Agroz is a holding company, and we rely on dividends and other distributions on equity paid by our operating subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. There was no transfer of assets between Agroz Group and Agroz in the fiscal year ended December 31, 2023, and no transfer during the year ended December 31, 2024, and we do not expect Agroz Group to pay us dividends in the foreseeable future. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the Malaysian Companies Act 2016, a Malaysian company may only make dividends distributions out of profits of the company if the company is solvent. Such company is deemed solvent if the company is able to pay its debts as they fall due within twelve (12) months immediately after the distribution is made. Under the current practice of the Inland Revenue Board of Malaysia, no tax is payable in Malaysia in respect to dividends paid by us. Any limitation on the ability of our Malaysia subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Investors may have a diminished return on their investment in the Company due to the Company’s issued and outstanding RCPS. Holders of Shares also have certain rights junior to those of the RCPS holders.

Our RCPS holders may, at their election, convert each RCPS into one (1) Ordinary Share on or before the second anniversary of the issuance date of the RCPS (the “Maturity Date”). No further consideration is payable for such conversion. If the RCPS holders elect conversion, your ownership stake in the Ordinary Shares will be diluted. If we determine to issue more RCPS in the future, your ownership stake in the Ordinary Shares will also be diluted upon the RCPS holders’ election to convert their RCPS.

RCPS holders may also at their election redeem their RCPS in whole or in part for the subscription amount of the RCPS at any time after the RCPS share issuance date, after which we must pay the redemption proceeds to the RCPS shareholder. Further, all RCPS which are outstanding as of the Maturity Date and have not been converted into Ordinary Shares will be fully redeemed by us at the subscription price of the RCPS. The funds which we use towards redemption payments will be diverted from funds we could have used for other corporate purposes. Therefore, you may experience a diminished return on your investment in the Company through your ownership of the Ordinary Shares.

Further, holders of RCPS are entitled to receive dividends out of any assets legally available prior to any dividends payable to the Ordinary Shares, at a rate of 10% per annum of the RCPS holders’ subscription amount for the RCPS. The funds allocated towards these interest payments will also divert from funds we could have used for other corporate purposes and dividend payments to holders of Ordinary Shares. Investors should be aware of the risk of diminished returns on their investment and certain junior rights to those of RCPS holders before purchasing Shares.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of the Board of Directors, you must rely on price appreciation of the Shares for return on your investment.

The Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law and our Memorandum and Articles of Association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board of Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that under no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if the Board of Directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow; our capital requirements and surplus; the amount of distributions, if any, received by us from our subsidiaries; and our financial condition, contractual restrictions, and other factors deemed relevant by the Board of Directors. Accordingly, the return on an investor’s investment in the Ordinary Shares will likely depend entirely upon any future price appreciation of the Ordinary Shares. We cannot assure you that the Shares will appreciate in value. You may not realize a return on your investment in the Ordinary Shares, and you may even lose your entire investment in the Ordinary Shares. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and may not be detected.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Malaysia, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Our counsel as to the laws of the Cayman Islands, Carey Olsen Cayman Limited, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us based on certain civil liability provisions of the federal securities laws of the United States or any state, and (ii) in original actions brought in the Cayman Islands, impose liabilities against us based on the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Our counsel as to the laws of Malaysia has advised us that there is uncertainty as to whether the courts of Malaysia would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Malaysia against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Malaysia at common law by bringing an action in a Malaysia court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Malaysia if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Malaysia, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Malaysia judgment. Malaysia has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Malaysia, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the provisions of our Memorandum and Articles of Association, and by the provisions of the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the Board of Directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The rights of shareholders and the fiduciary duties of our directors and officers under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands-exempted companies like us have no general rights under Cayman Islands law to obtain copies of the register of members or inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) of the company. Our directors have discretion under our Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, or members of the Board of Directors than they would as public shareholders of a company incorporated in the United States.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (as revised) of the Cayman Islands (“ES Act”), which became effective on January 1, 2019, a “relevant entity” conducting a “relevant activity” is required to satisfy the applicable economic substance test set out in the ES Act. A “relevant entity” includes, among other things, an exempted company incorporated in the Cayman Islands which is not a tax resident outside of the Cayman Islands. There are nine designated “relevant activities” under the ES Act, and for so long as our Company is a “relevant entity” carrying on a “relevant activity”, it is required to comply with all applicable requirements under the ES Act. If the only business activity that the Company carries on is to hold equity participation in other entities and only earns dividends and capital gains, then based on the current interpretation of the ES Act, the Company is a “pure equity holding company” and will therefore be subject to a reduced economic substance test which currently would require us to (i) comply with all applicable requirements under the Companies Act and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect to a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, should we intend to publish any of our semi-annual results in press releases, it will be distributed pursuant to the rules and regulations of Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As an SEC reporting company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer.

We are an emerging growth company within the meaning of the JOBS Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies. As a result, our investors may not have access to certain information they may deem important when compared to public companies which are not emerging growth companies.

ITEM 4. INFORMATION ON THE COMPANY

The Company

We are a vertically integrated agricultural technology (“AgTech”) company focused on designing, innovating, developing, building, operating and managing large, commercial scale, industrial grade indoor CEA vertical farms using CEA practices. Our mission is to improve food safety, food security, and sustainability for society by creating a reliable, accessible food supply through our AgTech products and services.

CEA vertical farming

CEA vertical farming is an innovative agricultural method involving crop cultivation through vertically stacked layers in a controlled indoor environment. CEA practices are defined by growing produce in spaces where environmental conditions can be controlled and manipulated to match the needs of specific plants. Typically, such farming techniques also utilize hydroponic or aeroponic systems for cultivation, in which plants are grown without soil and instead in water-based nutrient solutions and mists, respectively.

CEA vertical farming presents certain advantages over traditional produce sourcing methods. For one, this method enables efficient space utilization. When grown in vertically stacked layers instead of horizontal ones, more crops can be grown within the same amount of land. With CEA practices, undesirable environmental conditions, such as adverse weather, natural disasters, and pests, amongst others, can be prevented and the crop production process made more predictable. Other advantages include decreased water consumption, shorter plant growth cycles, reduced reliance on pesticides and herbicides, and reduced environmental impact. Operators also have more flexibility when deciding the location of CEA vertical farms, which can even include underground locations, thereby enabling hyper-localized production and cost savings.

We believe there is vast market potential for the AgTech and CEA vertical farming markets globally and in the Southeast Asian region. Starting with Malaysia, we aim to match the top-grade products we have available to the markets in which they are the most highly demanded.

CEA Vertical Farms We Operate and Manage

Currently, the CEA vertical farms we operate and manage include: (i) a 10,021 square foot indoor CEA vertical farm in Kota Damansara; (ii) a 5,239 square foot EduFarm at the AEON Mall Alpha Angle, a shopping center in Wangsa Maju, Kuala Lumpur, Malaysia (“AEON Alpha Angle”). The Malaysia Book of Records recognizes the EduFarm as the largest indoor vertical farm located inside a shopping mall in Malaysia. Additionally, in June of 2024, the Malaysian government, through the Ministry of Agriculture and Food Security, recognized the EduFarm for meeting its standards for Malaysian Good Agricultural Practices (“myGAP.PF”) in being pesticide free. MyGAP.PF is a certification scheme recognizing recognition farms which adopt agricultural practices with an environmentally friendly concept, safeguarding the welfare and safety of workers and do not use synthetic pesticides to produce quality, safe and edible products. This certification covers 20 types of vegetables, including green butterhead, red butterhead, green coral, red coral, wild rocket, green kale, and arugula, to name a few.

The above photographs were taken inside certain Agroz indoor CEA vertical farms.

Agroz EduFarm-in-City at AEON Mall Alpha Angle.

On the EduFarm tour, visitors can see the technology behind Agroz’s clean and pesticide-free vegetables.	In the EduFarm, families can learn about how clean and fresh vegetable farming is possible.

Our Business

We primarily derive our revenue from:

(i)	designing and/or constructing indoor CEA vertical farms;

(ii)	operating and managing indoor CEA vertical farms;

(iii)	selling CEA vertical farms; and

(iv)	selling fresh produce.

We offer a comprehensive set of farm solutions to our clients. We work with clients to set up CEA vertical farms, starting with the design phase, and continuing into the construction and implementation phrase. We build the structural framework for the vertical farms, install their interior components, and integrate the Agroz OS which is essential to the operation of the vertical farms we design and/or construct. After constructing the CEA vertical farms, we assist clients with operation and management as needed.

(i)	Designing and/or Constructing Indoor CEA Vertical Farms

We design and/or construct indoor vertical farms for our clients according to their specific needs. This involves vertical farm layout planning, infrastructure design, framework erection, structural construction, equipment set-up and implementation of Agroz OS within the holistic controlled environment-system we devised, which is essential to the operation of the vertical farms we established. Agroz OS integrates both hardware and software solutions and aims at improving productivity, boosting yield and improving the quality of produce. Agroz OS is comprised of:

●	Digitally automated hardware systems capable of: (i) managing various environmental conditions within the vertical farms and water quality and volume, (ii) providing irrigation and nutrient fertigation; (iii) providing light to crops; (iv) managing energy use; and (v) collecting data to enable management of temperature and lighting within the farms, as well as nutrient provision, irrigation and fertigation; and

●	Software solutions which enable email and communication systems for the organization of the farm, supported by Microsoft Azure Cloud and Microsoft Azure AI. We envision that at a more advanced developmental stage, Agroz OS will also include the following software solutions: (i) an AI agent system, which when fully deployed can undertake complex multi-step autonomous actions within vertical farms and result in vertical farms which can be independently and automatically operated; and software solutions which enable: (ii) tracking of every aspect of the vertical farm’s business activities through our proprietary Agroz ERP and (iii) financial accounting and bookkeeping, supported by Intuit Quickbooks software solutions. We expect that these software solutions will be fully integrated into Agroz OS in 2025.

As of the date of this Report, we have only implemented in Agroz OS (i) the above digitally automated hardware systems for Agroz OS and (ii) software solutions enabling email and communication systems for farm organization. The software solutions mentioned in the preceding sentence are supported by Microsoft Azure and Microsoft Azure AI, which solutions are possible pursuant to being Microsoft ISV and Microsoft AI Cloud Partner under the Microsoft Publisher Agreement and Microsoft AI Cloud Partner Program Agreement filed herein as Exhibits 10.5 and 10.6, respectively.

For a more complete description of the types of hardware and software solutions in Agroz OS, see “Products and Services” below.

(ii)	Operating and Managing Indoor CEA Vertical Farms

Following the successful design and/or construction of CEA vertical farms, we also offer our clients operation and management services, overseeing the day-to-day farm operations, using all of the intellectual property we have developed, including Agroz OS and the standard operating procedure supporting CEA vertical farm operations, and performing regular maintenance on all the integrated systems.

Currently, the vertical farms we operate and manage include: (i) a 10,021 square foot indoor vertical farm in Kota Damansara and (ii) a 5,239 square foot educational vertical farm (“EduFarm”) at the AEON Mall Alpha Angle, a shopping center in Wangsa Maju, Kuala Lumpur, Malaysia (“AEON Alpha Angle”), which is recognized by the Malaysia Book of Records, a publication of record setting achievements, as the largest indoor vertical farm located inside a shopping mall in the country. Additionally, in June of 2024, the Malaysian government, through the Ministry of Agriculture and Food Security, recognized the EduFarm for meeting Malaysian Good Agricultural Practices (“myGAP.PF”) requirements in being pesticide free. MyGAP.PF is a certification scheme recognizing recognition farms which adopt agricultural practices with an environmentally friendly concept, safeguarding the welfare and safety of workers and do not use synthetic pesticides to produce quality, safe and edible products. This certification covers 20 types of vegetables, including green butterhead, red butterhead, green coral, red coral, wild rocket, green kale, and arugula, to name a few.

Through the EduFarm, we also supply fresh produce sold at AEON Alpha Angle and at certain supermarkets operated by AEON Co. (M) Berhad (“AEON”).

(iii)	Sale of CEA Vertical Farms

We sell CEA vertical farms to potential buyers once they are fully operational and optimized. Each CEA vertical farm includes Agroz OS. We aim to achieve high-yield crop production and resource management through the CEA vertical farms.

(iv)	Sale of Fresh Produce

We also generate revenue from the sale of fresh produce generated at the CEA vertical farms we operate and manage. To date, we have successfully grown 50 different crops and are currently selling 21 varieties on the market. Our key distribution avenue is the direct distribution of fresh produce to wholesale distributors and retailers, including to several large supermarket brand retailers in Malaysia, such as AEON, and recently we have expanded our distribution to Village Grocer.

Our Business Strategies

Below are our current strategies for our growth and development as a company.

●	Maximizing production efficiency and sustainability. We are focused on increasing our production of fresh produce while maintaining lower costs and sustainability. To accomplish this, we utilize CEA methods, which allow us to achieve higher production rates per square meter compared to conventional farming techniques. We are also committed to minimizing food miles, lowering greenhouse gas emissions, and reducing carbon footprint by locating the CEA vertical farms closest to where fresh produce is consumed.

●	Supporting safety and health through sustainable farming. We are committed to providing customers with safe and healthy produce. Our crops are grown without the use of pesticides, fungicides, insecticides or herbicides. Instead, we employ precise and controlled use of organic nutrients to nourish our produce, promoting their optimal growth without compromising health while achieving remarkably more fresh and higher quality produce for the palate. We implement rigorous quality control measures in the growth of our produce, which minimizes and eliminates spoilage and reduces the risk of bacterial contamination.

●	Leveraging advanced technology to transform agriculture. We deploy cutting edge technologies such as CEA, IoT, big data science, machine learning, artificial intelligence. By embracing these technologies, we strive to be at the forefront of sustainable food production driven by innovation and anchored by continuous improvements.

●	Strategic partnerships in the agriculture technology industry. We collaborate with key industry players in the agricultural technology sector, which gives us access to valuable resources, expertise, and market opportunities. By leveraging our partners’ established networks and customer bases, we can expand our reach and enter new markets and access complementary technologies and innovations. This also enables us to enhance our product offerings and service capabilities. Moreover, these partnerships serve as a platform for knowledge exchange, fostering continuous learning and development within our organization. Our strategic partnerships play a pivotal role in driving sustainable growth and positioning our company as a frontrunner in the agriculture technology industry.

●	We aim to launch Agroz Copilot in the future. This is a proprietary software application supported by generative artificial intelligence (Gen AI) technology made possible through Microsoft Azure OpenAI Service and Microsoft AI Cloud Partner Program. If the final version of Agroz Copilot is launched later in the future, we believe it will aid human vertical farm operators in crop production. We anticipate that Agroz Copilot will make vertical farming more efficient for our clients and increase our existing revenue stream.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors:

Our plant machine modules, used within the CEA vertical farms we operate.

Technical specifications for our plant machine modules.

Vertical integration

We believe a core feature that sets us apart from our competitors is our status as a fully vertically integrated agricultural technology provider of (i) services for the design and/or construction of vertical farms; (ii) services for the operation and management of vertical farms; and (iii) fresh produce. To our knowledge, no company in Malaysia or Southeast Asia currently holds this status.

Innovative and Advanced Agriculture Technology (AgTech) solutions

We have proprietary CEA software, which we believe gives us a competitive advantage over other market players. We own the underlying source code to all of the software components of Agroz OS, including (i) the source code to the software platform itself, (ii) the Agroz ERP and DTC online marketplace anticipated to be integrated within, and (iii) the PLC which is an essential component enabling automation and environmental condition control and management within the vertical farms we operate, also integrated within Agroz OS.

We are currently a Microsoft Independent Software Vendor (ISV) and a Microsoft AI Cloud partner. These relationships with Microsoft have allowed us to build, publish and develop our cloud-based Agroz OS software application on Microsoft Azure, Microsoft’s cloud computing platform, and gain access to various software and development tools owned by Microsoft. Previously, we were part of the Microsoft for Startups Founders Hub, an accelerator for startups in which we received access to different resources from Microsoft, including leading artificial intelligence models through Microsoft Azure, Github, Microsoft Teams and Microsoft 365. This accelerator also gave us access to a global network of Microsoft experts and mentors.

We also recently announced that we would be using the latest generative artificial intelligence technologies made available through Microsoft Azure OpenAI Service to build and develop Agroz Copilot, which we plan to launch in the future.

Our CEA methods and technology solutions have allowed us to yield approximately three (3) tons of green produce every year for every 300 square feet of space, stacked 8 levels high, in the CEA vertical farms we operate and use only five percent (5%) of the water and nutrients required compared to conventional agricultural methods of production. We also precisely manage our water use and deploy tailored artificial lighting to maximize the growth potential of our vegetables, eliminating the need to irrigate vast expanses of land like traditional farms do.

Healthy, clean and fresh vegetables

We deliver healthy, clean, and freshest vegetables to our customers. We go beyond organic practices by growing clean and fresh vegetables in a safe and sustainable manner. The CEA vertical farms we operate utilize non-GMO seeds and organic nutrients that are free from harmful chemicals, pesticides, fungicide, insecticide and herbicide.

Strategic Partnership with AEON Co. (M) Berhad

We have a strategic partnership with AEON, a leading Malaysian retailer, which we believe can allow us to revolutionize the traditional grocery shopping experience and attract more high-consumption customers. AEON provides us with an open space within its mall, AEON Alpha Angle in Wangsa Maju, to build a commercial indoor CEA vertical farm. This farm known is what we call an “EduFarm,” which is open to the public for weekend tours, thereby offering educational and experiential learning. Currently, the EduFarm is Malaysia’s largest indoor CEA vertical farm located inside a shopping mall. The produce we generate at the EduFarm is sold to visitors of AEON Alpha Angle as well as to supermarkets operated by AEON, including AEON MaxValu Prime.

We have also introduced a unique concept called “Farm In Supermarket,” allowing shoppers to select and purchase vegetables of their choice from a showcase display of a CEA vertical farm located at AEON MaxValu Prime. We believe that our partnership with AEON has revolutionized traditional grocery shopping experience by offering customers the opportunity to harvest their own-selected vegetables.

Positive public image

United Nations

The United Nations Development Programme (UNDP), a United Nations (“UN”) agency, identifies us as an active CEA market player. On June 19, 2023, the UNDP, together with the government of Malaysia through the Ministry of Investment, Trade and Industry (“MITI”) and the Malaysian Investment Development Authority (MIDA), launched the Malaysia SDG Investor Map (the “Map”). The Map is an online market intelligence tool designed to help private investors find investment opportunities that are aligned to, and compliant with, the UN’s Sustainable Development Goals (“SDGs”). CEA was identified as an investment opportunity area within the Map, and we were identified therein as a company active in the CEA space.

We are strongly committed to supporting the UN’s SDGs. Our community-based indoor CEA vertical farms are at the forefront of supporting the UN’s SDGs. Currently, we actively contribute to ten (10) out of its 17 SDGs. By aligning our operations with these SDGs, we strive to make a positive impact on society and the environment, advancing sustainable development and creating a better future for all. We believe the UN Development Programme’s recognition of us as an active CEA market player makes us unique and establishes our robust market position against our competitors.

ESG Association of Malaysia

The ESG Association of Malaysia (ESG Malaysia), a centralized education platform enabling environmental, social, and governance (“ESG”) adoption and development in Malaysia and supporting the country’s sustainability journey, recognized Agroz Group as a member in December of 2022. This membership allows Agroz Group to be part of ESG Malaysia’s international development network, with access to various ESG-related tools and resources, which Agroz Group believes to enable it to contribute positively to the ESG field and benefit the future of Malaysia.

The Academy of Sciences

The Academy of Sciences, the highest scientific advisory body of Malaysia, made mention of Agroz Group in its Science Outlook Report for 2020. Agroz Group was described as an example of a successfully established indoor CEA vertical farming initiative in such report’s broader discussion of agricultural practices addressing food supply issues in Malaysia.7

Our Products and Services

Products

(i)  CEA vertical farms

We design and/or construct indoor CEA vertical farms for our clients according to their specific needs and in exchange for an agreed upon fee. Our design and/or construction services involve choosing and/or recommending the location for the vertical farm and overseeing and executing all aspects of the building of a vertical farm from raw material. Central to the design and/or construction of the indoor vertical farms is our installation and implementation of Agroz OS, the holistic system that enables operation of the vertical farms. This system incorporates both automated hardware and software solutions and is physically administered through our Agroz OS cloud software application, available through Microsoft Azure Cloud.

The automated hardware components of Agroz OS include:

1)	Environmental control devices capable of regulating air temperature, ventilation, humidity, air quality and air flow conditions;

[7]	https://issuu.com/asmpub/docs/science_outlook_report_2020 (page 255 of 428)

b) Water management devices which filter and clean water using ultraviolet light to deter bacteria and viruses and reduce algae growth;

c) Irrigation and nutrient fertigation systems which control the precise mix of nutrients with water, specifically tailored to the type of cultivar being grown and their stage of growth;

d) Horticulture light-emitting diode (LED) lighting systems which are adjustable as to type of light spectrum, intensity and duration depending on the type of crop being grown and the stage of growth they are at;

e) Energy monitoring and management devices which monitor and optimize energy use within the CEA farm. These devices combine existing grids which connect electrical supplies to renewable green energy (“RE”) systems, including solar photovoltaics;

f) Monitoring systems which include Human Machine Interface devices (HMI), enabling continuous and real-time monitoring and setting configuration through touchscreen interfaces; and

g) Internet of Things (IoT) sensors connected to PLCs (or industrial computers), which collectively enable data collection and the control and automation of: (1) nutrient mixing, (2) irrigation, fertigation and nutrient provision to produce; (3) horticulture LED lighting; and (4) air conditioning and temperature settings within the vertical farm.

A snapshot of the Agroz HMI screen showing the continuous and real-time monitoring system.

Parameters can be set through the HMI to configure and control the systems through a touchscreen interface.

As of the date of this Report, we have only implemented in Agroz OS (i) the above digitally automated hardware systems for Agroz OS and (ii) software solutions enabling email and communication systems for farm organization, including Email, Microsoft 365, Microsoft Teams, and file sharing through Microsoft OneDrive. The software solutions mentioned in the preceding sentence are supported by Microsoft Azure and Microsoft Azure AI, which solutions are possible pursuant to being Microsoft ISV and Microsoft AI Cloud Partner under the Microsoft Publisher Agreement and Microsoft AI Cloud Partner Program Agreement filed herein as Exhibits 10.5 and 10.6, respectively.

We are currently in the process of integrating an AI agent system into Agroz OS, which system is supported by Microsoft AI and capable of presenting complex agricultural decisions to farm managers and farm owners and autonomously executing such decisions after human approval is received. When fully deployed, we envision that the AI system’s agents can undertake complex multi-step autonomous actions within vertical farms and result in vertical farms which can be independently and automatically operated. We anticipate full deployment of this AI agent system by Q2 of 2025. Investors should be aware that such AI agent system is distinct from the Agroz Copilot; by contrast, Agroz Copilot is a GenAI application separate from Agroz OS, which enables human farmers to input queries and instructions into an application to receive recommendations for assistance with daily tasks, not a system for autonomous functioning of vertical farms. Although we have launched a pilot rollout for Agroz Copilot, this application is still under development and we do not currently have a date certain for the official launch of Agroz Copilot to the public.

We envision that at a more advanced developmental stage, Agroz OS will include software solutions for:

a) the aforementioned AI agent system, and the following software solutions:

b) Agroz ERP, a software system that tracks every aspect of the vertical farm’s business activities, including: (1) farm input materials (i.e., seeds, nutrients, growth media, packaging, consumables, carbon dioxide); (2) growth of produce at different stages; (3) farm personnel activity; (4) harvest inventory; (5) sales orders, invoices, and deliveries, and (6) accounting records. Agroz ERP is also accessible as a mobile application; and

c) Intuit QuickBooks to aid in financial reporting and bookkeeping, with such accounting software stored on cloud servers and financial information protected by encryption technology and firewall.

We expect that these software solutions will be fully integrated into Agroz OS in 2025.

(ii) Fresh produce

We deliver healthy, clean, and fresh vegetables to our customers. We go beyond organic practices by growing clean and fresh vegetables in a safe and sustainable manner. The vertical farms we manage and operate utilize non-genetically modified organism (“non-GMO”) seeds and organic nutrients that are free from harmful chemicals, pesticides, fungicide, insecticide and herbicide.

To date, we have successfully grown over 50 types of nutrient rich, pesticide free, fresh vegetables using our proprietary agricultural technology and are offering 21 varieties on the market (the latter which are indicated with bold text in the table below):

Leafy Greens	Herbs, Kale, Edible Flowers	Microgreens	Fruiting vegetables

● Baby Spinach

● Butterhead or Boston Lettuce (green)

● Butterhead (red)

● Coral green (Lollo Bionda)

● Coral red (Lollo Rossa)

● Crispy Lettuce

● Ezfrill Lettuce

● Gem Lettuce

● Iceberg Lettuce

● Ice Plant

● Kai Choy (Mustard Greens)

● Kai Lan (Chinese Broccoli)

● Lettuce Looseleaf

● Milky Bok Choy (Nai Pak)

● Oak (green)

● Oak (red)

● Red Spinach

● Romaine or Cos Lettuce

● Siew Pak Choy (Chinese white cabbage)

● Arugula

● Basil (Italian)

● Chervil

● Chives

● Cilantro

● Coriander

● Dill

● Kale (curly green kale)

● Kale (red kale)

● Kale (Tuscan/Dino kale)

● Mint (Lemon Balm)

● Parsley

● Rosemary

● Sage

● Thyme

● Viola (edible flower)

● Wild Rocket

		● Arugula Microgreens ● Beet Microgreens ● Broccoli Microgreens ● Kale Microgreens ● Mustard Microgreens ● Pea Microgreens ● Radish Microgreens ● Spinach Microgreens ● Sunflower Microgreens	● Bell Pepper (Capsicum: red, yellow, orange, green, purple) ● Cherry Tomato ● Chili (Big Red) ● Strawberry (red) ● Strawberry (white)

In 2024, we focused more on the superfood category, including baby spinach and microgreens. We anticipate increasing our promotion of existing superfoods products such as kale, arugula and wild rocket. Not only are superfoods nutrient rich, they sell at higher prices and price margins. We expect to maintain our focus on this category in 2025 as part of our ongoing product strategy.

The average price which we sell our superfoods for is MYR 9.50, and our gross profit margin on superfoods is 9%. The average price which we sell our non-superfoods for is MYR 3.37, and our average gross profit margin on non-superfoods is 5%.

We believe that our promotion of superfood products will allow us to differentiate ourselves from producers who primarily offer leafy green produce.

(iii) Services

Equipped with our knowledge and expertise regarding vertical farm management, we offer different services to aid in our clients’ vertical farm initiatives. These services include: (i) assisting clients with their design and/or construction of indoor vertical farms, tailored to their specific needs; and, (ii) upon our clients’ election, managing and operating their vertical farms. The design and/or construction of vertical farms involves our choosing and/or recommending the location for the vertical farm and overseeing and executing all aspects of the building of the vertical farm from raw material.

The operation and management services we offer include overseeing of day-to-day CEA vertical farm operations, using all of the intellectual property we have developed, including Agroz OS and the standard operating procedure supporting farm operations. We also perform regular maintenance of our clients’ CEA vertical farm systems.

Market and Growth

Global agricultural market

We believe there is great market potential for the global agricultural technology and vertical farming markets and anticipate much growth therein, based on various sources and market factors. According to Phoenix Research, a reputed market research firm, the global agricultural technology market was valued at USD 18.24 billion in 2024, and is projected to grow to USD 43.37 billion by 2029, representing a CAGR of 16.63%.8 Straits Research, another market researcher, estimated that the global indoor farming market size was valued at USD 45.97 billion in 2024, and is expected to reach USD 138.09 billion by 2033, with a CAGR of 13% over the forecast period. 9.

This market growth is reportedly driven by factors such as the increasing adoption of vertical farming, the expansion of indoor farming technology, and the growing demand for higher crop yields to meet the rising global food demand.10 As an alternative to conventional produce gathering methods, vertical farming can cater to the needs of this rising global demand. Statista reported that the global market size of vertical farming was valued at USD $5.6 billion in 202211 and according to J&A Capital Markets Report by Jahani & Associates, the market is projected to experience a compounded annual growth rate (CAGR) of 20.8%, reaching $21 billion by the year 2029.12 The market size of vertical farming in the Asia Pacific region reached US$2.43 billion in 2023 and is projected to experience growth at a CAGR of 29.2% from 2024 to 2030.13

The Malaysian agricultural market

Within Malaysia, agricultural production is projected to grow at a CAGR of 0.6% from 2021 to 2026, reaching USD 24.9 billion by 2026, compared to USD 23.9 billion in 2021, according to ReportLinker.14 The same source cites a forecasted revenue for the Malaysian agricultural sector in 2027 as MYR 161 billion.15 In 2022, agriculture was the third-highest GDP contributor to the Malaysian economy, constituting approximately 8.93% of its GDP,16 according to Ethis, an investment platform with branches and representative offices in Malaysia and Indonesia, and the Sultanate of Oman.17 We believe we can cater to the needs of this growing demand with our high-quality products.

[8]	https://www.pheonixresearch.com/market-report/global-agriculture-technology-market/

[9]	https://straitsresearch.com/report/indoor-farming-market

[10]	https://jahaniandassociates.com/wp-content/uploads/2022/07/20220719_Report_Global-Vertical-Farming-Market_JA.pdf

[11]	https://www.statista.com/statistics/487666/projection-vertical-farming-market- worldwide/#:~:text=The%20global%20vertical%20farming%20market,billion%20U.S.%20dollars%20by%202032.

[12]	https://jahaniandassociates.com/wp-content/uploads/2022/07/20220719_Report_Global-Vertical-Farming-Market_JA.pdf

[13]	https://www.stellarmr.com/report/Asia-Pacific-Vertical-Farming-Market/193

[14]	https://www.reportlinker.com/clp/country/2/726406#:~:text=Malaysian%20Agricultural%20Production%20is%20projected,of%201.2%25%20year%20on%20year

[15]	https://www.reportlinker.com/dataset/d2913de0d8abf9297fb2f5786bbd8a7a86858153

[16]	https://www.statista.com/statistics/318732/share-of-economic-sectors-in-the-gdp-in-malaysia/#:~:text=In%202022%2C%20the%20share%20of,sector%20contributed%20about%2050.82%20percent.

[17]	https://ethis.co/blog/future-agritech-in-malaysia-booming-market/

The Malaysian government has also been supportive of improved technology and innovation in the agricultural sector, which we believe will contribute further to the growth of the Malaysian vertical farming market.18 We believe this growth will allow us to establish a favorable position in the market, especially given our advantages over competitors. Among other things, the government has established an action plan that prioritizes the acceleration of controlled environment agriculture, particularly the production of vegetables through plant factories.19 This approach supports urban agriculture and the cultivation of high-value crop-based products. Furthermore, the government extends its support to programs and initiatives that aim to empower community agriculture.20 These efforts provide assistance and resources to strengthen local agricultural communities, fostering their capacity to produce vegetables and contribute to the overall sustainability and development of the vegetable industry.

The revenue potential of vertical farming is also expected to lead to growth in this industry in the years to come. According to a report by Food and Fertilizer Technology Center, an international agricultural organization, the income statements of three premises (commercial-scale warehouse plant factory, medium-scale or shop-lot plant factory and small container plant factory) indicated that commercial vegetable production through plant factories can be financially viable and yield profits. This is supported by the positive net present value and internal rate of return cited for all three premises in the report.21

Competition

We believe a core feature that sets us apart from our competitors is our status as a fully vertically integrated agricultural technology provider of (i) services for the design and/or construction of vertical farms; (ii) services for the operation and management of CEA vertical farms; and (iii) fresh produce.

We believe that competitors identified below only compete with us at various parts of our business model but not all three. As to the segment of our business which involves designing and/or constructing indoor CEA vertical farms, we believe competitors such as Excel Group and CityFarm Technologies Sdn Bhd compete with us in this segment but not services for the operation and management of vertical farms or in the area of selling fresh produce. Excel Group specializes in greenhouse construction and consulting services, including vertical indoor greenhouses. CityFarm provides vertical farming services, hydroponic solutions, as well as urban farm design and consultation for farm design services.

As to the segment of our business which involves services for the operation and management of CEA vertical farms, we do not believe we currently have direct competitors.

As to the segment of our business which involves selling fresh produce, the Company believes its competitors are Boom Grow, Cultiveat, Agroto, and Monoluxury. We do not believe these companies are competitors as to designing and/or constructing indoor CEA vertical farms or for the operation and management of CEA vertical farms.

The agricultural technology industry in Malaysia is becoming increasingly competitive with time. Primarily, we face competition from vertical farming startups, established agricultural companies, companies who deploy traditional produce gathering techniques, and technology companies.

Startups. Startups compete against more established players in the AgriTech industry due to their adaptability and ability to bring and implement new ideas and innovative approaches to the vertical farming industry. They often leverage technology advancements to develop new cultivation methods, automation systems, or data analytics tools and quickly adjust to market demands. Startups which we consider competitors include Boom Grow, Farmy, and Cultiveat.

Established agricultural companies. Established agricultural companies have the advantage of brand recognition, which gives them a competitive edge in either entering the vertical farming sector or expanding their existing operations. Larger agricultural companies may also benefit from economies of scale due to their size and resources. They can invest in large-scale vertical farming operations, allowing them to reduce production costs, optimize resource utilization, and achieve economies of scale in purchasing inputs. This cost advantage can make their products more competitive in terms of pricing. Additionally, established agricultural companies have years of experience navigating the agricultural industry, understanding market dynamics, and building networks with key stakeholders. This knowledge and network can facilitate market entry, collaboration, and access to distribution channels, providing a competitive advantage over startups that are still establishing their industry connections. Companies which we consider competitors in this category include Agroto and Monoluxury.

[18]	http://www.ijlgc.com/PDF/IJLGC-2023-32-06-04.pdf

[19]	https://www.kpk.gov.my/kpk/images/mpi_biomass/national_biomas_ap_2030.pdf

[20]	https://www.kpk.gov.my/kpk/images/mpi_biomass/national_biomas_ap_2030.pdf

[21]	https://ap.fftc.org.tw/article/3130. We have not commissioned any of the industry and market data included in this Report.

Corporate History and Structure

Agroz is an exempted company with limited liability incorporated under the laws of the Cayman Islands on August 8, 2023. Agroz’s operating subsidiary is Agroz Group, a Malaysian private limited company incorporated on November 20, 2020. Agroz Group is the owner of the intellectual property supporting Agroz’s technology and the operator of Agroz’s indoor vertical farms. Agroz Group also distributes and sells Agroz’s farm produce.

INTELLECTUAL PROPERTY

As of the date of this Report, our operating subsidiary owns the following intellectual property:

Intellectual Property

Trademarks

As of the date of this Report, we have the following registered trademarks:

No.	Trademark	Country of registration	Trademark number	Owner	Class	Application Status
1		Malaysia	TM2023037737	Agroz Group	44**	Registered
2		Malaysia	TM2023037736	Agroz Group	31*	Registered

As of the date of this Report, we have the following trademark applications pending with the Intellectual Property Corporation of Malaysia (“MyIPO”): ***

No.	Trademark	Country of registration	Trademark Application Number	Owner	Class	Application Status
3	Freshness You Can See, Hear and Taste	Malaysia	TM2023037738	Agroz Group	31*	Provisional Refusal (Objection) – Hearing(1)
4	Freshness You Can See, Hear and Taste	Malaysia	TM2023037739	Agroz Group	44**	Provisional Refusal (Objection) – Hearing(2)

(1)	As of the date of this Report, this trademark application has been provisionally rejected by MyIPO on the grounds that Agroz Group has not met the following requirements under Trademarks Act 2019: (A) Section 23(1)(b) of the Trademarks Act 2019, which requires a mark with distinctive character; and (B) Section 23(1)(c), which states that trademarks may not be registered which mark consists only of signs or indications that may serve in trade, to designate the kind, quality, quantity, intended purpose, value, geographical origin, time of production of goods or rendering of services or other characteristics of goods or services. MyIPO has stated that provisional refusal has been issued because the combination of the words “Freshness You Can See, Hear and Taste” directly refers to the description of goods being applied for, as it gives the impression that the goods sold are fresh and are of the best quality. We are permitted under Section 29(5) of the Trademarks Act 2019 to appeal against this provisional refusal of our trademark application with MyIPO. We have requested a hearing date with MyIPO and are currently awaiting further notice regarding this request. See “Risk Factors” for a full description of the risks to our business associated with unregistered trademarks.

(2)	As of the date of this Report, this trademark application has been provisionally rejected by MyIPO on the grounds that Agroz Group has not met requirements for registration under the Trademarks Act 2019: (A) Section 23(1)(b) of the Trademarks Act 2019, which requires a mark with distinctive character; and (B) Section 23(1)(c), which states that trademarks may not be registered which mark consists only of signs or indications that may serve in trade, to designate the kind, quality, quantity, intended purpose, value, geographical origin, time of production of goods or rendering of services or other characteristics of goods or services. MyIPO has stated that provisional refusal has been issued because the combination of the words “Freshness You Can See, Hear and Taste” directly refers to the description of services being applied for, as it gives the impression that the services are the best in goods production. We are permitted under Section 29(5) of the Trademarks Act 2019 to appeal against this provisional refusal of our trademark application with MyIPO. We have requested a hearing date with MyIPO and are currently awaiting further notice regarding this request. See “Risk Factors” for a full description of the risks to our business associated with unregistered trademarks.

*	Raw and unprocessed agricultural, aquacultural, horticultural and forestry products; raw and unprocessed grains and seeds; fresh fruits and vegetables, fresh herbs; natural plants and flowers; bulbs, seedlings and seeds for planting; live animals; foodstuffs and beverages for animals; malt.

**	Medical services; veterinary services; hygienic and beauty care for human beings or animals; agriculture, horticulture and forestry services.

***

Unlike copyrights, under Malaysian intellectual property law, unregistered trademarks do not receive automatic legal protection upon their creation.

The Company may still continue using its trademarks even if the aforementioned pending trademark applications are provisionally refused or permanently rejected. However, if legal ownership of any unregistered trademark is challenged, the Company will have to defend its trademark and prove that its trademark was first used by the Company under common law in order to continue use. See “Risk Factors” for a full description of the risks to our business associated with unregistered trademarks.

Copyrights

As of the date of this Report, we own the following copyrights. None of the following copyrights are currently registered.*

i)	The source code to the programmable logic controller (PLC) integrated into Agroz OS, which enables automation of various tasks within the indoor vertical farms we design, construct, operate, and manage;

ii)	The source code to Agroz OS and Agroz ERP;

iii)	The source code to Agroz Copilot for Farmers;

iv)	The source code to our Agroz DTC online marketplace; and

v)	The codified standard operating procedure for the various vertical farms we operate and manage.

*	Copyrights are protected under the Malaysia Copyright Act 1987. Under the Malaysia Copyright Act 1987, subject to the relevant criteria under the Malaysia Copyright Act 1987 being achieved, upon creation, original work becomes owned by the creator as copyrighted material and such original work becomes automatically protected. Registration of copyrights in Malaysia are optional but not necessary to achieve protection. Copyright owners can voluntarily register their copyrights to provide additional legal certainty if disputes arise concerning their copyrights. The Malaysia Copyright Act 1987 confers 50 years of protection for copyrights in literary works, including computer programs and manuals owned by corporate entities (which is applicable to our case), with the period beginning from the start of the calendar year following the literary work’s first publication or first made available to the public (whichever is the latest).

FACILITIES

We do not currently own any real property.

During the fiscal years ended December 31, 2024 and 2023, we leased the following properties to support our business activities and operations:

Through Agroz Group, we lease property at No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara, 47810 Petaling Jaya, Selangor, Malaysia (the “Damansara Vertical Farm”). The lessor of the Damansara Vertical Farm is Child’s Partner (M) Sdn. Bhd.

Through Agroz Group, we lease property at Lot L2-MZ1, Jalan R1, Seksyen 1, Bandar Baru, Wangsa Maju, 53300 Kuala Lumpur, Malaysia (the “Alpha Angle Property”). The lessor of the Alpha Angle Property is Aeon Co. (M) Bhd.

In 2021, Agroz Group sold a CEA vertical farm to a customer and later leased back the vertical farm from this customer with a lease term of two (2) years. There is no option to renew and the lease ended in April 30, 2023. The leased property was demised at Lot 2779, Jalan Industri 12, Kg Baru Sungai Buloh, 47000 Sungai Buloh, Selangor, Malaysia, of which the lessor of the Sungai Buloh Farm is K3 Resources Sdn. Bhd.

EMPLOYEES

As of December 31, 2024, Agroz Inc. had three (3) employees, all of whom are based in Malaysia. The areas of activity for these employees are operations (1), finance (1), and IT (1).

As of December 31, 2024, Agroz Group had fifteen (15) employees. The areas of activity for these employees are operations (10), finance (2), IT (1), and business development (2).

LEGAL PROCEEDINGS

As of the date of this Report, we are not a party to, and are not aware of any threat of, any legal proceedings that, in the opinion of our management, is likely to have a material adverse effect on its business, financial condition, or operations.

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceedings, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this Report. This Report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3 Key Information — D. Risk Factors” in this Report. We caution you that our businesses and financial performance are subject to substantial risks, changes and uncertainties.

As used in Item 5 section, the term “the Group” refers to Agroz Inc. and Agroz Group., collectively. “Agroz Group” refers solely to Agroz Group Sdn. Bhd., a Malaysian private limited company, our operating subsidiary.

OVERVIEW

We are a vertically integrated agricultural technology company applying technology solutions, innovative business models, processes, and systems to design, build, manage, and operate indoor CEA vertical farms. We also operate CEA vertical farms which produce clean, pesticide free, fresh and nutritious rich vegetables directly to consumers and businesses. Our EduFarm at AEON Alpha Angle was also aimed to educate the public on how our vegetables are grown. Our CEA practices are a combination of various digital technologies, including IoT, data analytics, artificial learning, machine learning, automation, cloud and edge computing, and 5G communications. We use 5G communications primarily to enhance internet connectivity within our CEA practices, which is essential for real-time monitoring and control of our agricultural operations.

Our mission is to improve food safety, food security, and sustainability for society by creating a reliable, accessible food supply through our AgTech products and services. We believe we are revolutionizing and transforming agricultural production through our CEA technology and methods. We believe our technology enables us to grow more food in less space safely without the use of pesticides, herbicides and other dangerous chemicals, while reducing the need for storage and refrigeration. We aim to improve food security and deliver freshness by growing food locally, nearer to where it is consumed, which reduces transportation and therefore lowers the food miles generated and our carbon emissions impact, leading to more environmentally friendly outcomes for food production.

We believe there is vast market potential for the AgTech and CEA vertical farming markets globally and in the Southeast Asian region. Starting with Malaysia, we aim to match the top-grade products we have available to the markets in which they are the most highly demanded.

Principal activities

We primarily derive our revenue from:

(i)	designing and/or constructing indoor CEA vertical farms;

(ii)	operating and managing indoor CEA vertical farms;

(iii)	selling CEA vertical farms; and

(iv)	selling fresh produce.

1.	Designing and/or Constructing Indoor Vertical Farms

Our goal is to create efficient, sustainable, and environmentally controlled vertical farms which maximize crop yield and crop quality and allow for precise management of temperature, humidity, light and nutrients.

We design and/or construct indoor CEA vertical farms for our clients according to their specific needs. This involves planning each CEA vertical farm’s layout, designing its infrastructure, building the farm’s structural framework, setting up equipment, and implementing the Agroz OS within the farm. The Agroz OS, at its most current stage of development, integrates certain hardware and software solutions detailed below. Through Agroz OS, we aim to improve productivity, boost yield, and improve the quality of produce generated within CEA vertical farms.

Agroz OS is currently comprised of digitally automated hardware systems capable of: (i) managing various environmental conditions within the CEA vertical farms and water quality and volume, (ii) providing irrigation and nutrient fertigation; (iii) providing light to crops; (iv) managing energy use; and (v) collecting data to enable management of temperature and lighting within the farms, as well as nutrient provision, irrigation and fertigation.

As of the date of this Report, we have only implemented in Agroz OS (i) the above digitally automated hardware systems for Agroz OS and (ii) software solutions enabling email and communication systems for farm organization. The software solutions mentioned in the preceding sentence are supported by Microsoft Azure and Microsoft AI, which solutions are possible pursuant to being Microsoft ISV and Microsoft AI Cloud Partner under the Microsoft Publisher Agreement and Microsoft AI Cloud Partner Program Agreement filed herein as Exhibits 10.5 and 10.6, respectively.

We are currently in the process of integrating an AI agent system into Agroz OS, which system is supported by Microsoft AI and capable of presenting complex agricultural decisions to farm managers and farm owners and autonomously executing such decisions after human approval is received. When fully deployed, we envision that the AI system’s agents can undertake complex multi-step autonomous actions within vertical farms and result in vertical farms which can be independently and automatically operated. We anticipate full deployment of this AI agent system by Q2 of 2025. Investors should be aware that such AI agent system is distinct from the Agroz Copilot; by contrast, Agroz Copilot is a GenAI application separate from Agroz OS, which enables human farmers to input queries and instructions into an application to receive recommendations for assistance with daily tasks, not a system for autonomous functioning of vertical farms. Although we have launched a pilot rollout for Agroz Copilot, this application is still under development and we do not currently have a date certain for the official launch of Agroz Copilot to the public.

We envision that at a more advanced developmental stage, Agroz OS will include software solutions for: (i) the aforementioned AI agent system, and software solutions which enable: (ii) tracking of every aspect of the vertical farm’s business activities through our proprietary Agroz ERP and (iii) financial accounting and bookkeeping, supported by Intuit Quickbooks software solutions. We expect that these software solutions will be fully integrated into Agroz OS in 2025.

For more detail on the components of Agroz OS, see “Our Products and Services.”

2.	Operating and Managing Indoor CEA Vertical Farms

Following the successful design and/or construction of CEA vertical farms, our clients may also receive, at their option, farm operation and management services. The services we offer in this respect include the overseeing of day-to-day CEA vertical farm operations and performing regular maintenance of our clients’ CEA vertical farm systems, using all of the intellectual property we have developed, including Agroz OS and the standard operating procedure supporting CEA vertical farm operations. We began generating revenue from the operation and management services for our clients’ CEA vertical farms in fiscal year 2024.

Currently, the CEA vertical farms we operate and manage include: (i) a 10,021 square foot indoor vertical farm in Kota Damansara and (ii) a 5,239 square foot educational vertical farm (“EduFarm”) at the AEON Mall Alpha Angle, a shopping center in Wangsa Maju, Kuala Lumpur, Malaysia (“AEON Alpha Angle”). The Malaysia Book of Records, a publication of record setting achievements, recognizes the vertical farm we operate and manage at AEON Alpha Angle as the largest indoor vertical farm located inside a shopping mall in Malaysia. Additionally, in June of 2024, the Malaysian government, through the Ministry of Agriculture and Food Security, recognized the EduFarm for meeting Malaysian Good Agricultural Practices (“myGAP.PF”) requirements in being pesticide free. MyGAP.PF is a certification scheme recognizing farms which adopt agricultural practices with an environmentally friendly concept, safeguarding the welfare and safety of workers and do not use synthetic pesticides to produce quality, safe and edible products. This certification covers 20 types of vegetables grown in the CEA vertical farms we manage and operate, including green butterhead, red butterhead, green coral, red coral, wild rocket, green kale, and arugula, to name a few.

Through the EduFarm, we also supply fresh produce sold at AEON Alpha Angle and at certain supermarkets operated by AEON Co. (M) Berhad (“AEON”).

3.	Sale of CEA Vertical Farms

We sell CEA vertical farms to potential buyers separate from the services that comprise the first and second revenue streams identified in the “Principal activities” subsection above. Our completed CEA vertical farms are fully operational and optimized. Each CEA vertical farm includes Agroz OS. We aim to achieve high-yield crop production and resource management through the CEA vertical farms.

4.	Sale of Fresh Produce

We also generate revenue from sales of fresh produce, which produce consist of (i) produce grown in the leased CEA vertical farms we operate and (ii) produce outsourced from our clients’ CEA vertical farms and other suppliers. To date, we have successfully grown 50 different crops and are currently offering 21 varieties of crops for sale. For a complete list of varieties that we have grown and those we are currently offering, see “Our Products and Services” above. Our key distribution avenue is the direct distribution of fresh produce to Malaysian-based wholesale distributors, and large supermarket brand retailers, such as AEON, and recently we have expanded our distribution to Village Grocer.

RESULTS OF OPERATIONS

Our financial statements contain translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. The conversion of Malaysian Ringgit into U.S. dollars in the financial statements is based on the exchange rates set forth in the statistical release of The Federal Reserve, the central bank of the United States. Unless otherwise noted, all translations from Malaysian Ringgit to U.S. dollars and from U.S. dollars to Malaysian Ringgit for the fiscal year ending on December 31, 2024 (the “2024 Fiscal Year”) were made at a month-end spot rate of MYR 4.4695 to US$1.00.

	For the year ended December 31,
	2022	2023	2024	2024
	MYR	MYR	MYR	USD
Revenue
- from third parties	2,296,168	12,998,053	39,427,866	8,821,538
- from related parties	568,472	5,473,219	1,433,016	320,621
Total revenue	2,864,640	18,471,272	40,860,882	9,142,159
Cost of revenue	(2,589,929)	(10,207,774)	(26,045,710)	(5,827,433)
Gross profit	274,711	8,263,498	14,815,172	3,314,726
Selling and promotion expenses	(99,095)	(434,345)	(208,618)	(46,676)
General and administrative expenses	(302,146)	(1,475,338)	(6,099,464)	(1,364,685)
Other (expense)/income	(56,743)	34,093	173,293	38,772
Credit loss on trade receivables	(15,682)	(66,915)	(661,263)	(147,950)
Operating (loss)/profit	(198,955)	6,320,993	8,019,120	1,794,187
Loss on redeemable convertible preference shares redemption	—	(704,900)	-	-
Finance costs	(90,910)	(505,826)	(1,673,335)	(374,390)
(Loss)/profit before taxation	(289,865)	5,110,267	6,345,785	1,419,797
Income tax expenses	—	(1,355,882)	(2,833,617)	(633,990)
(Loss)/profit for the year	(289,865)	3,754,385	3,512,168	785,807

Revenue

	For the year ended December 31,
	2022	2023	2024	2024
	MYR	MYR	MYR	USD
Offering farm solutions	1,900,000	16,412,500	20,834,674	4,661,522
-Design service	-	8,412,500	17,434,500	3,900,772
-Construction service	1,900,000	100,000	3,400,000	760,711
-Farm sales	-	7,900,000	-	-
--Aeon Farm equipment	-	3,900,000	-	-
--KD Farm	-	4,000,000	-	-
- Management fees	-	-	174	39
Sale of fresh produce from the CEA vertical farms	964,640	2,058,772	20,026,208	4,480,637
	2,864,640	18,471,272	40,860,882	9,142,159

	For the year ended December 31,
	2022	2023	2024	2024
	MYR	MYR	MYR	USD
Offering farm solutions	1,900,000	16,412,500	20,834,674	4,661,522
-from third parties	1,900,000	12,412,500	19,434,500	4,348,249
-from related parties	-	4,000,000	1,400,174	313,273
Sale of fresh produce from the CEA vertical farms	964,640	2,058,772	20,026,208	4,480,637
-from third parties	396,168	585,553	19,993,366	4,473,289
-from related parties	568,472	1,473,219	32,842	7,348
	2,864,640	18,471,272	40,860,882	9,142,159

Revenue generated from our operations for the 2024 Fiscal Year and 2023 Fiscal Year was MYR 40,860,882 ($9,142,159) and MYR 18,471,272 respectively. Our revenue is primarily derived from offering CEA vertical farm solutions to clients, especially for design service. Revenue generated for the 2024 Fiscal Year was MYR 40,860,882 ($9,142,159), representing an increase of 121.2% from revenue in the 2023 Fiscal Year. This increase in revenue was due to providing design services, which increased from MYR 8,412,500 to MYR 17,434,500 ($3,900,772). Vegetable sales for the 2024 Fiscal Year increased from MYR 2,058,772 to MYR 20,026,208 ($4,480,637), representing an increase of MYR 17,967,436. This increase was due to the increased sales of vegetables to wholesale customers in the 2024 Fiscal Year.

For the 2023 Fiscal Year, Agroz Group sold (i) CEA vertical farm equipment at AEON Alpha Angle (“Aeon Farm”) and (ii) a CEA vertical farm it created which was located at Kota Damansara, Malaysia (“KD Farm”). Revenue generated from our operations for the 2022 Fiscal Year was MYR 2,864,640. Our revenue is primarily derived from offering CEA vertical farm solutions to clients, especially for construction-related services. Revenue generated for the 2023 Fiscal Year was MYR 18,471,272, representing an increase of 518.1% from revenue in the 2022 Fiscal Year. This increase in revenue was due to (i) sales of CEA vertical farms, which amounted to MYR 7,900,000, and (ii) additional revenue generated from providing design services for CEA vertical farms, amounting to MYR 8,412,500. Vegetable sales for the 2023 Fiscal Year increased from MYR 964,640 to MYR 2,058,772, representing an increase of MYR 1,094,132. This increase was due to the increased sales of vegetables to wholesale customers in the 2023 Fiscal Year.

Costs of revenue

	For the year ended December 31,
	2022	2023	2024	2024
	MYR	MYR	MYR	USD
Costs of revenue
- Construction cost	1,961,480	6,041,901	2,170,000	485,513
- Depreciation and amortization	74,661	24,888	229,365	51,318
- Consulting fees	—	2,330,000	6,667,000	1,491,666
- Vegetable costs	21,721	934,681	16,838,559	3,767,437
- Planting related costs	249,861	499,744	59,280	13,263
- Wages and benefits	282,206	376,560	81,506	18,236
	2,589,929	10,207,774	26,045,710	5,827,433

Our costs of revenue include costs incurred directly from CEA vertical farm construction, employee wages and benefits, depreciation and amortization of software, farms and machinery, consulting fees and vegetable costs, as well as costs related to CEA vertical farm operations, such as seed and fertilizer expenses, utilities and packaging fees. For the 2023 Fiscal Year, our costs of revenue amounted to MYR 10,207,774, of which MYR 6,041,901 were construction costs. Our costs of revenue increased from MYR 10,207,774 in the 2023 Fiscal Year to MYR 26,045,710 ($5,827,433) in the 2024 Fiscal Year. The reason for this increase was additional costs incurred in tandem with the sale of fresh produce during the 2024 Fiscal Year.

For the 2022 Fiscal Year, our costs of revenue amounted to MYR 2,589,929, of which MYR 1,961,480 were construction costs. Our costs of revenue increased from MYR 2,589,929 in the 2022 Fiscal Year to MYR 10,207,774 in the 2023 Fiscal Year. The reason for this increase was additional costs incurred in tandem with the sale of additional farm assets and CEA vertical farm design services provided during the 2023 Fiscal Year.

Selling and promotion expenses

The following table sets forth a breakdown of our selling and promotion expenses for the fiscal years indicated:

	For the year ended December 31,
	2022	2023	2024	2024
	MYR	MYR	MYR	USD
Selling and promotion expenses
- Entertainment expenses	40,137	53,121	22,575	5,051
- Marketing fees	48,958	381,224	186,043	41,625
- Sponsorship expenses	10,000	—	—	—
	99,095	434,345	208,618	46,676

The Group’s selling and promotion expenses are derived from marketing fees and entertainment. We incurred marketing and advertising expenses on popular media platforms, with the intention of boosting our media presence and brand awareness and generating more visitors (and potentially customers) to our website.

Marketing fees for the 2024 Fiscal Year MYR 186,043 ($41,625) were significantly lower than marketing expenses for the 2023 Fiscal Year MYR 381,224, due to the Group’s one-off engagement of an agency to develop the Group’s marketing solutions in the 2023 Fiscal Year to build brand awareness but does not recur in 2024 Fiscal Year.

Marketing fees for the 2023 Fiscal Year MYR 381,224 were significantly higher than marketing expenses for the 2022 Fiscal Year MYR 48,958, due to the Group’s engagement of an agency to develop the Group’s marketing solutions in the 2023 Fiscal Year. The Group hopes to build brand awareness by working with this agency.

General and administrative expenses

The following table sets forth a breakdown of our administrative expenses for the fiscal years indicated:

	For the year ended December 31,
	2022	2023	2024	2024
	MYR	MYR	MYR	USD
General and administrative expenses
- Director fee	120,000	120,000	1,000,000	223,739
- Professional fees	85,725	503,556	2,955,710	661,307
- Wages and benefits	21,903	315,762	1,128,559	252,502
- Depreciation and amortization	18,629	274,545	583,049	130,450
- Commission paid	—	161,129	145,674	32,592
- Office expenses	53,019	98,567	274,610	61,441
- Others	2,870	1,779	11,862	2,654
	302,146	1,475,338	6,099,464	1,364,685

Director fee

During the 2024 and 2023 Fiscal Years, Gerard Kim Meng Lim, the director of Agroz, who is also one of its shareholders, was entitled to an annual director’s fee of MYR 1,000,000 ($223,739) and MYR 120,000, respectively for his services to Agroz. During the 2023 Fiscal Year, Mr. Lim waived payment for this director’s fee and was accordingly treated as a contribution by a shareholder.

During the 2022 and 2023 Fiscal Years, Gerard Kim Meng Lim, a director of Agroz, who is also one of its shareholders, was entitled to an annual director’s fee of MYR 120,000 for his services to Agroz Group. Mr. Lim waived payment for this director’s fee and was accordingly treated as a contribution by a shareholder.

Professional fees

Our legal and professional fees for the 2023 Fiscal Year totaled MYR 503,556, which increased to MYR 2,955,710 ($661,307) in the 2024 Fiscal Year. This increase is mainly attributed to audit fees and other professional fees in preparation for our prospective IPO incurred in the 2024 Fiscal Year.

Our legal and professional fees for the 2022 Fiscal Year totaled MYR 85,725, which increased to MYR 503,556 in the 2023 Fiscal Year. This increase is mainly attributed to audit fees and other professional fees in preparation for our prospective IPO incurred in the 2023 Fiscal Year.

Wages and benefits

Wages and benefits mainly included staff salaries, Employees Provident Fund, Social Security Organization, Employment Insurance System and allowances. It increased by MYR 812,797 from MYR 315,762 in the 2023 Fiscal Year to MYR 1,128,559 ($252,502) in the 2024 Fiscal Year due to our recruitment of new staff increase from 9 staffs to 14 staffs in the 2024 Fiscal Year.

Wages and benefits increased by MYR 293,859 from MYR 21,903 in the 2022 Fiscal Year to MYR 315,762 in the 2023 Fiscal Year due to our recruitment of new staff during the 2023 Fiscal Year.

Depreciation and amortization

Depreciation and amortization charges for the 2024 Fiscal Year in general and administrative expenses amounted to MYR 583,049 ($130,450). These charges mainly include depreciation charges on Agroz Group’s fixed assets, such as furniture and fittings, fire system, computer and equipment, motor vehicle, computer software, websites and renovation. For the 2024 Fiscal Year, our depreciation and amortization charges were MYR 583,049 ($130,450), representing an increase of MYR 308,504 from the 2023 Fiscal Year. This significant increase was due to the Group’s newly leased office premises for operation.

Depreciation and amortization charges for the 2022 Fiscal Year in general and administrative expenses amounted to MYR 18,629. These charges in the 2022 Fiscal Year mainly include depreciation charges on Agroz Group’s fixed assets, such as furniture and fittings, fire system, computer and equipment, and a motor vehicle. For the 2023 Fiscal Year, our depreciation and amortization charges were MYR 274,545, representing an increase of MYR 255,916 from the 2022 Fiscal Year. This significant increase was due to the Group’s entry into two new lease agreements in the 2023 Fiscal Year.

Other (expense)/income

	For the year ended December 31,
	2022	2023	2024	2024
	MYR	MYR	MYR	USD
Government grants (note (a))	28,000	—	—	—
Interest income	—	1,544	316	71
Foreign exchange loss	—	(9,591)	(121,774)	(27,246)
Other income	(84,743)	42,140	294,751	65,947
Total other (expense)/income	(56,743)	34,093	173,293	38,772

Note:

(a)	The Group obtained a bioagrotech and biopharmaceutical employability grant in the amount of $6,363 (MYR 28,000) for the 2022 Fiscal Year. This government grant represented conditional cash subsidies received from the local government for the purpose of enhancing the employability of graduates by employing them for internships offered by the Group. There are no unfulfilled conditions or contingencies relating to such government grant income recognized. The government grant is not guaranteed to be available on an ongoing basis.

Expected credit losses on trade receivables

The following table sets forth a breakdown of our expected credit losses (“ECL”) on trade receivables for the years indicated:

	For the year ended December 31,
	2022	2023	2024	2024
	MYR	MYR	MYR	USD
Loss allowances/(reversal of allowances) for ECL on third party retail outlet customers	9,161	(1,731)	(1,143)	(256)
Loss allowances for ECL on third industrial business customers	1,954	35,852	286,939	64,199
Loss allowances for ECL on related party customers	4,567	32,794	375,467	84,007
Total credit loss on trade receivables	15,682	66,915	661,263	147,950

Loss allowances for trade receivables are always measured in an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date. For the 2023 Fiscal Year, ECL for trade receivables amounted to MYR 66,915. ECL for trade receivables increased to MYR 661,263 ($147,950) in the 2024 Fiscal Year due to the increase in trade receivables’ credit risk. For the 2022 Fiscal Year, ECL for trade receivables amounted to MYR 15,682. ECL for trade receivables increased to MYR 66,915 in the 2023 Fiscal Year due to the increase in trade receivables’ credit risk.

Finance costs

The following table sets forth a breakdown of our financial expenses for the years indicated:

	For the year ended December 31,
	2022	2023	2024	2024
	MYR	MYR	MYR	USD
Finance costs
- Bank charges	261	2,615	4,565	1,022
- Interest on lease liabilities	4,711	124,157	253,389	56,693
- Interest on redeemable convertible preference shares (“RCPS”)	85,938	360,407	1,384,065	309,669
- Interest on a related party loan	—	17,081	27,260	6,099
- Interest on bank borrowing	—	1,566	4,056	907
Total finance costs	90,910	505,826	1,673,335	374,390

Our finance costs include bank charges and interest charges. For the 2023 Fiscal Year, our finance costs amounted to MYR 505,826, mainly attributable to the interest paid to RCPS holders of MYR 360,407. Finance costs increased from MYR 505,826 for the 2023 Fiscal Year to MYR 1,673,335 ($374,390) for the 2024 Fiscal Year. This significant increase was due to an increase in shareholder subscriptions for RCPS.

For the 2022 Fiscal Year, our finance costs amounted to MYR 90,910, mainly attributable to the interest paid to RCPS holders of MYR 85,938. Finance costs increased from MYR 90,910 for the 2022 Fiscal Year to MYR 505,826 for the 2023 Fiscal Year. This significant increase was due to an increase in shareholder subscriptions for RCPS.

Loss on redeemable convertible preference share redemption

	For the year ended December 31,
	2022	2023	2024	2024
	MYR	MYR	MYR	USD
Loss arising from RCPS redemption	—	704,900	—	—

For the 2023 Fiscal Year, 3,000,000 shares of Agroz Group RCPS (“AG RCPS”) were fully redeemed along with the related unpaid interests by issuing 336,366 shares of Agroz Inc. RCPS (“AI RCPS”) which had a fair value MYR 3,882,500. On December 1, 2023, the redemption date of the AG RCPS, the net book value of AG RCPS along with the related unpaid dividends was MYR 3,177,600. The loss arising from the redemption of the RCPS redemption amounted to MYR 704,900 was incurred from the difference between fair value of the AI RCPS and the net book value of AG RCPS in the 2023 Fiscal Year.

Income tax expenses - Malaysia profits tax

For the 2024 Fiscal Year and the 2023 Fiscal Year, the tax rate is 24% for companies incorporated in Malaysia with paid-in capital of MYR 2.5 million or more. For the 2022 Fiscal Year, companies with paid up capital not more than MYR 2.5 million and gross business income of not more than MYR 50 million use 17% tax rate on first MYR 600,000 income, and 24% on subsequent balance. The Company is subject to income taxes on entities based on profit arising in or derived from the jurisdiction in which the Company and its subsidiaries are domiciled or operate in.

For the 2024 Fiscal Year, Agroz Group incur current income tax expenses amounted to MYR 2,637,694 ($590,154) and under provision of tax MYR 225,946 ($50,553) in prior years. There is a recognition of deferred tax asset amounting to MYR 30,023 ($6,717) in 2024 Fiscal Year. For the 2023 Fiscal Year, Agroz Group’s income tax expenses amounted to MYR 1,355,882. Agroz Group did not incur any tax expense for the 2022 Fiscal Year.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth our non-current assets, current assets, equity, non-current liabilities and current liabilities as of the dates indicated:

	As of December 31, 2023	As of December 31, 2024
	MYR	MYR	USD
Assets
Property, plant and equipment	216,883	225,316	50,413
Intangible assets	46,348	2,096,815	469,139
Deferred tax assets	—	30,023	6,717
Prepayments - to a related party	1,423,354	5,517,306	1,234,435
Prepayments and deposits - to third parties	1,273,044	1,684,351	376,855
Total prepayments and deposits	2,696,398	7,201,657	1,611,290
Right-of-use assets	2,141,293	2,277,208	509,498
Deferred offering costs	—	1,738,900	389,059
Non-current assets	5,100,922	13,569,919	3,036,116

Trade receivables - from third parties	9,154,785	35,596,841	7,964,390
Trade receivables - from related parties	6,004,330	720,013	161,096
Total trade receivables	15,159,115	36,316,854	8,125,486
Prepayments and other receivables	1,523,110	30,915	6,917
Amounts due from related parties	711,076	751,695	168,183
Cash	109,161	390,500	87,370
Current assets	17,502,462	37,489,964	8,387,956
Total assets	22,603,384	51,059,883	11,424,072

Equity
Share capital	8,351	8,540	1,911
Additional paid-in capital	2,171,649	6,903,616	1,544,606
Other reserves	508,447	633,029	141,633
Retained earnings	2,677,584	6,189,752	1,384,887
Total equity	5,366,031	13,734,937	3,073,037

Liabilities
Lease liabilities, non-current	1,757,179	2,095,605	468,868
Bank borrowing, non-current	52,942	39,774	8,899
Other payables, non-current	918,274	–	–
Amount due to a related party, non-current	1,363,000	–	–
Redeemable convertible preference shares, non-current	6,483,536	6,213,040	1,390,097
Non-current liabilities	10,574,931	8,348,419	1,867,864

Trade payables	2,403,407	14,089,238	3,152,307
Other payables, current	295,253	3,105,476	694,815
Tax payables	1,448,723	3,991,673	893,091
Bank borrowing, current	14,144	13,255	2,966
Lease liabilities, current	459,849	397,705	88,982
Amount due to related parties, current	2,041,046	4,001,850	895,370
Redeemable convertible preference shares, current	–	3,377,330	755,640
Current liabilities	6,662,422	28,976,527	6,483,171
Total liabilities	17,237,353	37,324,946	8,351,035
Total equity and liabilities	22,603,384	51,059,883	11,424,072

Trade receivables

	As of December 31, 2023	As of December 31, 2024
	MYR	MYR	USD
Receivables from offering farm solutions
- from third parties	8,412,500	19,234,500	4,303,502
- from related parties	4,000,001	1,100,000	246,113
Receivables from selling of fresh vegetables
- from third parties	787,521	16,693,373	3,734,953
- from related parties	2,041,690	32,841	7,348
Total trade receivables, gross	15,241,712	37,060,714	8,291,916
Less: allowances for doubtful debts	(82,597)	(743,860)	(166,430)
Total trade receivables, net	15,159,115	36,316,854	8,125,486

Aging analysis of gross trade receivables, based on tax invoice dates, as of December 31, 2023 and 2024 are as follows:

	As of December 31, 2023	As of December 31, 2024
	MYR	MYR	USD
Within 3 months	13,191,314	30,278,889	6,774,559
More than 3 months but within 6 months	808,830	3,010,069	673,469
More than 6 months but within 1 year	950,796	2,470,419	552,728
More than 1 year	290,772	1,301,337	291,160
Total trade receivables, gross	15,241,712	37,060,714	8,291,916

Our trade receivables encompass amounts owed to us for offering CEA vertical farm solutions and selling fresh produce. All of our trade receivables are expected to be recovered within one year. We invoice our clients on a milestone basis following our service agreement or upon completion of transactions. Our trade receivable balance increased from MYR 15,159,115 in 2023 Fiscal Year to MYR 36,316,854 ($8,125,486) in 2024 Fiscal Year. This increase was mainly due to increase in offering farm solutions and selling fresh vegetables outstanding amount from third party, which amounted to MYR 10,822,000 and MYR 15,905,582. As of December 31, 2024, more than 88% of outstanding trade receivables as of 2023 Fiscal Year have been collected.

In determining the recoverability of a trade receivable, we consider any changes in the credit quality of the trade receivables from the date credit was initially granted up to the reporting date. There was no significant change in credit quality for our trade receivable balances which were past due and partially impaired. Accordingly, management believes that no further credit provision is required.

Management closely reviews the Group’s trade receivables balances to proactively detect any known trends or uncertainties, and no trends or uncertainties have been identified which might affect the collectability of our customer receivables balances. An ECL amount to MYR 82,597 was provided in the 2023 Fiscal Year and increased to MYR 743,860 ($166,430) in the 2024 Fiscal Year. This is because management perceived there is increase in the risk of not being able to recover these trade receivables and thus greater loss allowances were made in the 2024 Fiscal Year.

Prepayments, deposits and other receivables

	As of December 31, 2023	As of December 31, 2024
	MYR	MYR	USD
Non-current:
Prepayments for intangible assets
- to a related party	1,423,354	5,517,306	1,234,435
- to a third party	1,071,032	1,406,508	314,690
	2,494,386	6,923,814	1,549,125
Deposits	202,012	277,843	62,165
Subtotal	2,696,398	7,201,657	1,611,290

Current:
Prepayments	1,492,195	—	—
Other receivables	30,915	30,915	6,917
Subtotal	1,523,110	30,915	6,917
Total prepayments, deposits and other receivables	4,219,508	7,232,572	1,618,207

Other prepayments, deposits and other receivables mainly consisted of prepayments for intangible assets, rental deposits, prepayments of our office premises, and utility deposits. Prepayments, deposits and other receivables increased from MYR 4,219,508 in the 2023 Fiscal Year to MYR 7,232,572 ($1,618,207) in the 2024 Fiscal Year, mainly due to the prepayments for intangible assets in the 2024 Fiscal Year.

Trade and other payables

	As of December 31, 2023	As of December 31, 2024
	MYR	MYR	USD
Non-current:
Advances received for redeemable convertible preference shares	918,274	—	—

Current:
Trade payables (note (a))	2,403,407	14,089,238	3,152,307
Other payable and accruals	159,961	1,832,975	410,107
Wages payable	34,644	200,235	44,800
Interest payable of RCPS	100,648	1,072,266	239,908
Subtotal	2,698,660	17,194,714	3,847,122
Total trade and other payables	3,616,934	17,194,714	3,847,122

Note:

(a)	An aging analysis of the trade payables as of December 31, 2023 and 2024 are as follows:

	As of December 31, 2023	As of December 31, 2024
	MYR	MYR	USD
Within 3 months	2,064,639	13,892,154	3,108,212
More than 3 months but within 6 months	50,000	1,226	274
More than 6 months but within 1 year	288,768	139,580	31,229
More than 1 year	—	56,278	12,592
Total trade payables	2,403,407	14,089,238	3,152,307

All trade and other payables classified as current are expected to be settled within one year or are repayable on demand. In the 2023 Fiscal Year, our trade payables amounted to MYR 2,403,407 had increased to MYR 14,089,238 ($3,152,307) in the 2024 Fiscal Year, representing an increase of MYR 11,685,831. This increase was mainly due to the cost of design services contractors, which amounted to MYR 6,284,580 and vegetable costs amounted to MYR 7,107,249 which remain undue as of December 31, 2024. The cost of design services contractors and vegetable costs made up of 45% and 50% of total trade payables respectively of the 2024 Fiscal Year.

Other payables

Other payables and accruals consisted of accrued operating expenses and sundry payables. Other payables and accruals increased from MYR 159,961 in the 2023 Fiscal Year to MYR 1,832,975 ($410,107) in the 2024 Fiscal Year. This increase was mainly due to increase in professional service fee payables in 2024 Fiscal Year which remained outstanding at the end of the 2024 Fiscal Year. Wages payable increased from MYR 34,644 in the 2023 Fiscal Year to MYR 200,235 ($44,800) in the 2024 Fiscal Year, mainly due to the increase in salary payable, monthly tax deduction payable to Inland Revenue Board and statutory contributions. Interest payable of RCPS increased from MYR 100,648 in the 2023 Fiscal Year to MYR 1,072,266 ($239,908) in the 2024 Fiscal Year due to additional issuance of RCPS in the 2024 Fiscal Year.

Going concern

Our primary source of liquidity has been operational sources of cash, financing from third-party investors, related parties and a bank loan. As of December 31, 2024, we had cash balance amounted to MYR 390,500 ($87,370). As of December 31, 2024, the Group recognized a liability of MYR 9,590,370 ($2,145,737) in respect of redeemable convertible preference shares, where the shareholders have the rights to request the Company to redeem all of the redeemable convertible preference shares upon maturity date. The aggregate redemption amount for all redeemable preference shares by December 31, 2024 is MYR 10,055,481 ($2,249,800).

In light of the foregoing circumstances, we have concluded that there is substantial doubt about our ability to continue as going concern for a period of one year from the date that our consolidated financial statements for the 2024 Fiscal Year were issued. To meet the cash requirements for the next 12 months from the issuance date of the audit report, we plan to undertake a combination of below remediation plans:

1.	We have been continuously seeking additional financing from both the public and private markets.

2.	We are focusing on the improvement of operational efficiency, implementation of strict cost control and budget and enhancement internal controls to synergize the Group’s resources.

There can be no assurance that we will be successful in achieving our strategic plan, that our future capital raises will be sufficient to support our ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If we are unable to raise sufficient financing or events or circumstances occur such that we do not meet our strategic plans, it would have a material adverse effect on our financial position results of operations cash flows and ability to achieve our intended business objectives.

CASH FLOWS STATEMENTS

The following table sets forth a summary of our cash flows for the year indicated.

	For the year ended December 31,
	2022	2023	2024
	MYR	MYR	MYR	USD

Net cash (used in)/generated from operating activities	(2,772,858)	(3,409,287)	941,271	210,597
Net cash used in investing activities	(91,890)	(2,628,150)	(6,820,628)	(1,526,039)
Net cash generated from financing activities	2,935,266	6,072,688	6,332,084	1,416,731
Effect of foreign currency exchange rate	—	—	(171,388)	(38,346)
Net change in cash	70,518	35,251	281,339	62,943
Cash at beginning of year	3,392	73,910	109,161	24,427
Cash at end of year	73,910	109,161	390,500	87,370

Operating activities

For the 2024 Fiscal Year, net cash generated from operating activities was MYR 941,271 ($210,597), which primarily reflected our net income of MYR 6,345,785 ($1,419,797), as adjusted for (i) design service provided to a new customer and yet to be collected which amounted to MYR 17,434,500 ($3,900,772), (ii) sales of fresh produce to two new customers and yet to be collected which amounted to MYR 11,687,976 ($2,615,052), (iii) increase in trade payables which amounted to MYR 11,791,451 ($2,638,204), and (iv) increase in finance cost which amounted to MYR 1,668,770 ($373,368). For the 2023 Fiscal Year, net cash used in operating activities was MYR 3,409,287, which primarily reflected our net income of MYR 5,110,267, as adjusted for (i) CEA vertical farm design services provided and yet to be collected which amounted to MYR 8,412,500, (ii) sales of CEA vertical farms and yet to be collected which amounted to MYR 4,000,000, (iii) decrease in development costs which amounted to MYR 2,151,248, and (iv) increase in trade payables which amounted to MYR 1,779,550. For the 2022 Fiscal Year, net cash used in operating activities was MYR 2,772,858, which primarily reflected our net loss of MYR 289,865, as adjusted for (i) increase in development costs totaling MYR 2,151,248, (ii) sales of fresh produce and yet to be collected which amounted to MYR 883,697, and (iii) increase in trade payables which amounted to MYR 492,883.

Investing activities

For the 2024 Fiscal Year, net cash used in investing activities was MYR 6,820,628 ($1,526,039), primarily consisting of purchase of intangible assets, including investments into the development of the AI software platform, the e-commerce website, and the Agroz ERP system, all of which are anticipated to be integrated into the Agroz OS at a later stage, amounting to MYR 6,723,078 ($1,504,213). For the 2023 Fiscal Year, net cash used in investing activities was MYR 2,628,150, which primarily consisting of purchase of intangible assets, including investments into the development of the AI software platform, the e-commerce website, and the Agroz ERP system, all of which are anticipated to be integrated into the Agroz OS at a later stage, amounting to MYR 1,706,670. For the 2022 Fiscal Year, net cash used in investing activities was MYR 91,890, which primarily consisted of purchases of property, plant and equipment and purchases of intangible assets.

Financing activities

For the 2024 Fiscal Year, net cash generated from financing activities was MYR 6,332,084 ($1,416,731), primarily consisting of proceeds from the issuance of AI RCPS totaling MYR 7,989,890 ($1,787,647) and payment of IPO related costs in the amount of MYR 621,400 ($139,031). For the 2023 Fiscal Year, net cash generated from financing activities was MYR 6,072,688, primarily consisting of proceeds from the issuance of AI RCPS totaling MYR 3,609,483, proceeds from a related party’s loans in the amount of MYR 1,363,000, cash advances received from a related party in the amount of MYR 1,042,409, proceeds from the issuance of Agroz Group’s ordinary shares in the amount of MYR 820,000, advances received for AI RCPS totaling MYR 918,274 and payment of IPO related costs in the amount of MYR 1,147,842. For the 2022 Fiscal Year, net cash generated from financing activities was MYR 2,935,266, primarily consisting of proceeds from the issuance of RCPS totaling MYR 2,000,000 and proceeds from capital injection from shareholders in the amount of MYR 910,000.

Capital expenditures

Our capital expenditure mainly includes contract purchase of property, plant and equipment and intangible assets. Our capital expenditures commitment amounted to MYR 13,313,961 ($2,978,848), MYR 1,338,535 and nil, in the 2024, 2023 and 2022 Fiscal Year. The capital expenditure mainly arising from certain purchase contracts of IT software such as E-commerce website design and Enterprise Resource Planning (ERP) system signed with suppliers and the developments of comprehensive Robotics AI Platform designed to facilitate the creation, deployment, and management of intelligent robotic systems. The majority of this contractual commitment is due within five years and upon the project progress.

Other than purchases of property, plant and equipment and intangible assets stated under investing activities, there were no other significant capital expenditures incurred in either the 2024 Fiscal Year, the 2023 Fiscal Year or the 2022 Fiscal Year.

OFF-BALANCE SHEET ARRANGEMENTS

The Group currently has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, trade and other receivables and amounts due from related parties.

Cash holdings risk

The Group maintains the position that the cash held within its portfolio are exposed to minimal credit risk. This belief stems from the fact that these assets are managed by esteemed financial institutions located within the jurisdictions of operation of both Agroz Inc. and its subsidiaries. We believe that the rigorous standards and reputations of these institutions significantly mitigate potential risks associated with our cash holdings.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group does not account for any fixed rate financial instruments at fair value through profit or loss at the end of each reporting period. Therefore, interest-bearing financial instruments at fixed rates do not expose the Group to fair value interest rate risk. The Group’s interest rate risk arises primarily from cash at bank at variable rates, for which the amount is immaterial. Therefore, the Group’s interest rate risk exposure was insignificant.

The Group’s risk management objective for interest rate risk is to reduce its exposure to variability of cash flows arising from changes in interest rates. Interest rates on the Group’s lease contracts and bank borrowing are fixed and thus are not sensitive to fluctuation in market interest rates.

Foreign currency risk

Our exposure to foreign currency risk arose primarily through service income or expenses denominated in a currency other than the functional currency of the operations to which the currency relates. The currencies giving rise to this risk are primarily US$. As MYR converts to US$ the exchange rate becomes larger, but foreign exchange fluctuations remain stable, refer from these few years even the exchange rate will increase but its increase gradually at a stable rate.

CRITICAL ACCOUNTING ESTIMATES

Under International Financial Reporting Standards (“IFRS”), we are required to make estimates and assumptions in presentation and preparation of the financial statements for the 2023 Fiscal Year and 2024 Fiscal Year.

We prepared our consolidated financial statements in accordance with IFRS, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. The management determined there were no critical accounting estimates.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) expected credit loss of trade receivables; (ii) operating leases and right of use asset; (iii) redeemable convertible preference shares and (iv) revenue recognition. See Note 3 — Significant Accounting Policies to our consolidated financial statements for a disclosure of these accounting policies.

RECENT ACCOUNTING PRONOUNCEMENTS

See the discussion of the recent accounting pronouncements contained in Note 2.3 of the condensed consolidated financial statements and consolidated financial statements entitled “Basis of preparation.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

Directors and Executive officers	Age	Position
Gerard Kim Meng Lim	53	Director and Chief Executive Officer
Chun Hoo Lim	35	Director
Wee Adrian Lee	49	Chief Technology Officer
May Jin Sim	41	Chief Financial Officer
Pauline Kok	40	Independent Director Nominee
Hua Seng Benjamin Tan	52	Independent Director Nominee
Muhammad Arshad Chaudhry	60	Independent Director Nominee

Board of Directors

Gerard Kim Meng Lim

Mr. Gerard Kim Meng Lim has served as the Company’s director since its inception in August 2023. He is an established technopreneur, with a demonstrated history of leadership. Mr. Lim’s professional history has included leading, managing, and building various businesses, and he has over 28 years of experience in the technology, media and telecommunications sector.

Mr. Lim’s experience includes implementing successful digital transformation initiatives and delivering e-solutions for different governments, government-linked companies, private corporations, telecommunications operators, conglomerates, and multinational corporations around the world. He has experience delivering specialized solutions in interactive digital media, e-business solutions, converged Voice over Internet Protocol (VoIP) communications, digital marketing, e-commerce and m-commerce, mobile applications, social media, cloud and edge computing, IoT, big data analytics, blockchain technology, and more.

Mr. Lim founded Agroz Group, Agroz’s direct operating subsidiary, in late 2020 to offer sustainable farming solutions and to provide improvements in food safety and food security. From January 2019 to August of 2020, Mr. Lim served as Chief Digital Officer at the Malaysian Communications and Multimedia Commission, a regulatory body of the Malaysian government responsible for the regulation of communications and multimedia industry. There, Mr. Lim oversaw the successful transition from analog to digital television and demonstrated the application of 5G across industry verticals. From January of 2021 to the present, Mr. Lim served as an independent non-executive director of Allianz Malaysia Berhad, a leading insurer in Malaysia. Our belief in Mr. Gerard Kim Meng Lim’s experience in the business and technology sectors led to the conclusion that he should serve as a director for the Company.

Chun Hoo Lim

Mr. Lim Chun Hoo has served as the Company’s director since its inception in August of 2023.

Mr. Lim is a seasoned corporate consultant board member and senior management of several private and public listed companies. He has accumulated 15 years of experience across the corporate and finance industry. Mr. Lim founded FintechCashier Asia P.L.C., a digital payment solution company licensed by Labuan Financial Services Authority, Malaysia. He oversaw the company’s business development and corporate strategies. Under Mr. Lim’s leadership, FintechCashier Asia P.L.C. has expanded and became a part of Fintech Scion Limited, an OTC Market listed company. He also played a crucial role in securing Ho Wah Genting Investment Bank (Labuan) P.L.C. and Fintech Bank Ltd.’s banking licenses and helped develop the companies from their initial business stages., Mr. Lim previously served as a director of Ho Wah Genting Group Sdn Bhd from July 2016 to March 2024. Presently, Mr. Lim serves as a director in Agroz Group, a wholly-owned subsidiary of the Company, and HWG Cash Berhad, a corporate strategy consultation company.

Mr. Lim graduated with a Bachelor of Arts (Honors) in Finance and Investment Management from the University of Northumbria, Newcastle-upon-Tyne, United Kingdom in 2010. Our belief in Mr. Chun Hoo Lim’s experience in investment banking and financial technology-related enterprises led to the conclusion that he should serve as a director for the Company.

Pauline Kok

Ms. Pauline Kok has served as an independent director of the Company since March 31, 2025.

Ms. Kok is a fellow professional chartered certified accountant (FCCA) and a member of the Malaysian Institute of Accountants. She has 19 years of external audit experience across a broad range of industries within the public sector, including IT services and e-commerce, property development, construction, infrastructure, and investment properties, just to name some. Her clients include public listed companies and government-linked companies. In 2016, she founded Messrs. KP (“Messrs. KP”) a licensed audit firm providing assurance services. She has served as Partner of Messrs. KP since its inception.

In November 2017, Ms. Kok was appointed as the independent non-executive director and Audit Committee Chairman of Reneuco Berhad (formerly known as Kpower Berhad), listed on the Main Board of Bursa Malaysia. She was also a member of the Nomination, Remuneration and Risk Management Committee of Reneuco Berhad. In December 2022, she retired as non-executive director and Audit Committee member of Reneuco Berhad. Previously, Ms. Kok served as Audit Director of Folks DFK & Co. for approximately one and a half years and Senior Manager of Ernst & Young for approximately ten years.

Ms. Kok holds a Bachelor of Science degree in Applied Accounting from Oxford Brookes University. Our belief in Ms. Kok’s qualifications as a chartered accountant and a practicing licensed auditor led to the conclusion that she should serve as a director for the Company.

Hua Seng Benjamin Tan

Mr. Hua Seng Benjamin Tan has served as an independent director of the Company since March 31, 2025.

Mr. Tan has a developed background as an entrepreneur, business strategist, and investor. He found his first company, Information Laboratories, a web agency, in 1995 while studying at the National University of Singapore as a sophomore.

Mr. Tan co-founded Ascend Angels, an angel investment firm, in April 2023. As co-founder, Mr. Tan was responsible for Ascend Angels’ growth in overseeing its expansion by guiding partnership and marketing strategy. Prior to Ascend Angels, Mr. Tan founded Mayhem Group in 2016, an investment company based in Singapore which focuses on digital startup companies, with a portfolio including companies such as Overdrive Iot Pte Ltd, Braiven Pte Ltd and Rebl Pte Ltd. At Mayhem Group, Mr. Tan serves as Managing Director and actively assists early-stage founders with product and business concept refinement, business model traction, early investment and financial tracking.

In 2018, Mr. Tan co-founded Tin Men Capital Pte Ltd (“Tin Men Capital”), a venture capital fund management company based in Singapore which manages Tin Men Fund I. Tin Men Fund I is a venture capital fund that focuses on developing the enterprise technology ecosystem in Southeast Asia and targets business-to-business companies at the pre-Series A and Series A funding stages. He served as the Head of Operations and General Partner at Tin Men Capital from inception to 2022 and was responsible for operational due diligence, founder assessment and post investment operational support and reporting.

Prior to Tin Men Capital, Mr. Tan’s experience included: holding executive positions at Grey Group, a global advertising and marketing agency (“Grey Group”); co-founding and serving as Managing Partner of award-winning digital agency Yolk Pte Ltd (acquired by WPP Singapore Pte Ltd in 2010); and co-founding Redpill Solutions (later sold to IBM), a customer management service company. Mr. Tan is also an active investor in and advisor to multiple companies.

Mr. Tan graduated in 1996 with a Bachelor of Science degree in Information Systems and Computer Science from the National University of Singapore. Our belief in Mr. Tan’s experiences as an entrepreneur, an investor, and business strategist with a positive track record, led to the conclusion that he should serve as a director for the Company.

Muhammad Arshad Chaudhry

Mr. Muhammad Arshad Chaudhry has served as an independent director of the Company since March 31, 2025.

Mr. Chaudhry is an accomplished C-suite executive with over 33 years of international experience in building enduring businesses in mature and developing markets across Asia, Africa, Oceania and Europe. Since September 2023, he has served on the Advisory Board of CEDEM AG, a Switzerland-based nutraceuticals company, which offers vitamin, food supplements, and minerals. Most recently, Mr. Chaudhry joined the Advisory Board of Asian Food Industries, Pakistan. Prior to his retirement from Nestlé S.A. (“Nestlé”) at the end of 2022, Mr. Chaudhry held various leadership positions of increasing responsibility between 1989 and 2022, based in Pakistan, China, Indonesia, Switzerland, and Singapore. Between 2015 and 2022, he was Senior Vice President of Nestlé, where he managed a $9 billion Nestlé Infant Nutrition business across the globe with full profit and loss responsibility and led a team with over 7,000 associates through ten regional management units. From 2009 to 2014, Mr. Chaudhry served as CEO of Nestlé’s Indonesia division. During his professional career with Nestlé, Mr. Chaudhry served on several internal boards of the company and its joint venture companies.

Mr. Chaudhry holds a Bachelor of Science degree in Chemical Engineering from Punjab University and a Master of Science degree in Dairy Science from Swedish University of Agriculture and Sciences. Our belief in Mr. Chaudhry’s professional experiences in a multinational corporation and his in-depth tacit knowledge and experiences in the food industry led to the conclusion that he should serve as a director for the Company.

Executive Officers

Gerard Kim Meng Lim

Mr. Gerard Kim Meng Lim has served as our Chief Executive Officer since January of 2024. Please see Mr. Lim’s biography above in “Board of Directors.”

Wee Adrian Lee

Mr. Adrian Lee has served as our Chief Technology Officer since January 2024.

Mr. Lee has worked in the technology industry for over 20 years. He started his career in this field at Microsoft, where he served first as Search Editor and later Information Services Manager from 2000 to 2006. In this role, Mr. Lee managed Microsoft’s marketing strategy for MSN, Microsoft’s network portal, for the Southeast Asian markets including Malaysia, Singapore, Thailand, the Philippines, and Indonesia. He also planned and executed product marketing strategies at Microsoft during this time and grew MSN Search by 110% year-on-year in Singapore and 80% year-on-year in Malaysia. After Microsoft, Mr. Lee co-founded Grey Group, a leading advertising and marketing agency. Here, Adrian served as Chief Executive Officer of the Indonesian division and Chief Technology Officer of the Southeast Asian division. Mr. Lee served in these roles for ten (years), from 2006 to 2016. Among the milestones he helped the company achieve were winning Webby Awards, Cannes Cyber Lions and AOY awards, launching an omnichannel sales and customer acquisition platform for Webe, the mobile operator subsidiary of Telekom Malaysia, building an entire digital business for Allianz Indonesia, building the company from the ground up in Indonesia and leading the company to win Agency of the Year Silver award in Indonesia, winning Bank Mandiri (the second largest bank in Indonesia) amongst others.

Following his successes at Grey Group, Mr. Lee founded Braiven and served as its Chief Technology Officer in 2016. This is a role he presently serves in. Braiven is an orchestration platform that aims to bridge the gap between computer vision AI and the IoT in different industries. The platform is used by clients in a variety of industries to implement more effective business solutions.

May Jin Sim

Ms. May Jin Sim has served as our Chief Financial Officer since January 2024. She is a certified accountant, having been a member of the Association of Chartered Certified Accountants since 2009 and being a Chartered Accountant as certified by the Malaysia Institute of Accountants since 2013.

Ms. Sim served as Chief Financial Officer of our operating subsidiary, Agroz Group, from September 2023 to December 2024. From March 2022 to August 2023, Ms. Sim served as Vice President at RHB Insurance Berhad (“RHB Insurance”), a Malaysian insurance company offering policies to both individuals and businesses. In this role, Ms. Sim was primarily responsible for finance operations and reporting process implementation for compliance requirements from the relevant regulatory bodies, accounting standards and relevant laws. Ms. Sim’s last project for RHB Insurance was the planning, designing and implementation of the finance operations and reporting systems and processes of IFRS 17. Before ascending to the role of Vice President, Ms. Sim served as Assistant Vice President at the same company from August 2014 to February 2022. As Assistant Vice President, her responsibilities included, amongst other things, monitoring and tracking daily payment and managing cash flow, developing cash management reporting and updating the company’s operations manual, managing bank reconciliation, preparing budget reports.

Ms. Sim earned a Diploma in Business Studies (Accounting) from Tunku Abdul Rahman College in 2003, an Advanced Diploma in Commerce (Financial Accounting) from Tunku Abdul Rahman College in 2005, and her Master in Business Administration from Wawasan Open University in 2010.

Family Relationships

None of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Employment Agreements

We currently have employment agreements with our executive officers and directors. The Offer Letter for Gerard Lim’s services as Chief Executive Officer is filed herein as Exhibit 10.15. The Offer Letter for May Jin Sim’s services as Chief Financial Officer is filed herein as Exhibit 10.16. The Board of Director’s Agreement with Chun Hoo Lim is filed herein as Exhibit 10.17. The Offer Letter for Adrian Lee’s services as Chief Technology Officer is filed herein as Exhibit 10.18. The Board of Directors Agreement with Pauline Kok is filed herein as Exhibit 10.19. The Board of Directors Agreement with Benjamin Hua Seng Tan is filed herein as Exhibit 10.20. The Board of Directors Agreement with Muhammad Arshad Chaudhry is filed herein as Exhibit 10.21.

We intend to enter into indemnification agreements with each of our executive directors and executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten (10) years, been involved in any legal proceedings as required to be disclosed under Item 401(f) of Regulation S-K.

●	reviewing and approving, or recommending to the Board of Directors for its approval, the compensation for our Chief Executive Officer and other executive officers;

●	reviewing and recommending to the Board of Directors for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or other similar arrangements; and

●	selecting a compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

B. Compensation

The following table sets forth the amount of compensation, including base salary, discretionary bonus, equity compensation, contractual benefits and contributions to defined contribution plans, which was paid, earned and/or accrued during the fiscal years ended December 31, 2024 and 2023, for each of the officers and directors:

Name and Principal Position	Year	Base Salary ($)		Discretionary Bonus ($)	Equity Compensation ($)	Contractual Benefits and Compensation ($)	Total ($)
Gerard Kim Meng Lim	2024	$223,739		$0	$0	$0	$223,739
Chief Executive Officer and Director	2023	$26,142	(1)	$0	$0	$0	$26,142

Chun Hoo Lim	2024	$0		$0	$0	$0	$0
Director	2023	$0		$0	$0	$0	$0

Wee Adrian Lee	2024	$37,398	(2)	$0	$0	$0	$37,398
Chief Technology Officer	2023	$0		$0	$0	$0	$0

May Jin Sim	2024	$60,400	(3)	$0	$0	$0	$60,400
Chief Financial Officer	2023	$19,603	(3)	$0	$0	$0	$19,603
Pauline Kok
Independent Director	2024	$0		$0	$0	$0	$0
Hua Seng Benjamin Tan	2024	$0		$0	$0	$0	$0
Independent Director
Muhammad Arshad Chaudhry	2024	$0		$0	$0	$0	$0
Independent Director
Total	2024	$321,537
	2023	$45,745

(1)	Such compensation was received in the form of an annual fee (characterized as compensation for sitting on the board of directors) for Mr. Lim’s performance of services in his capacity as director of Agroz Group for the fiscal year indicated.

(2)	Such compensation was received in the form of a monthly fee for Mr. Lee’s performance of services in his capacity as the Chief Technology Officer of the Company for the fiscal year indicated.

(3)	Such compensation was received in the form of a salary (characterized as short-term employee benefits in Malaysia) for Ms. Sim’s performance of services in her capacity as Chief Financial Officer of the Company for the fiscal year indicated.

C. Board Practices

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our Company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our Board of Directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers; and

●	exercising the borrowing powers of our Company and mortgaging the property of our Company.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board of Directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our Memorandum and Articles of Association.

A director will also be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our Board of Directors, is absent from meetings of our Board of Directors for a continuous period of six months, or (v) is removed from office pursuant to any other provisions of our Memorandum and Articles of Association.

Interested Transactions

Interested director transactions are governed by our Memorandum and Articles of Association.

A director may, subject to any separate requirement for audit committee approval under applicable law, the Memorandum and Articles of Association, or disqualification by the chairman of the relevant board meeting, vote in respect of certain contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Committees of the Board of Directors

We have established an audit committee, a compensation committee, and a nominating and corporate governance committee under the Board of Directors. Each committee’s members and functions are described below.

Audit Committee

On March 31, 2025, we established our audit committee, which consists of Pauline Kok, Hua Seng Benjamin Tan, and Muhammad Arshad Chaudhry, and is chaired by Pauline Kok. We have determined that Pauline Kok qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the Board of Directors.

Compensation Committee

On March 31, 2025, we established our compensation committee, which consists of Pauline Kok, Hua Seng Benjamin Tan, and Muhammad Arshad Chaudhry, and it is chaired by Hua Seng Benjamin Tan. We have adopted a compensation committee charter, filed herein as Exhibit 99.2. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the Board of Directors for its approval, the compensation for our Chief Executive Officer and other executive officers;

●	reviewing and recommending to the Board of Directors for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or other similar arrangements; and

●	selecting a compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

On March 31, 2025, we established our nominating and corporate governance committee, which consists of Pauline Kok, Hua Seng Benjamin Tan and Muhammad Arshad Chaudhry, and is chaired by Muhammad Arshad Chaudhry. The nominating and corporate governance charter is filed herein as Exhibit 99.3. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the Board of Directors and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	recommending nominees to the Board of Directors for election or re-election to the Board of Directors or for appointment to fill any vacancy on the Board of Directors;

●	reviewing annually with the Board of Directors the current composition of the Board of Directors in regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

●	selecting and recommending to the Board of Directors the names of Directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the Board of Directors and advising the Board of Directors with respect to significant developments in the law, practice of corporate governance, and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the Board of Directors as a whole.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our Memorandum and Articles of Association, we may indemnify our directors and officers from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their actual fraud or willful default.

D.  Employees

As of December 31, 2024, Agroz Inc. had three (3) employees, all of whom are based in Malaysia. The areas of activity for these employees are operations (1), finance (1), and IT (1).

As of December 31, 2024, Agroz Group had fifteen (15) employees. The areas of activity for these employees are operations (10), finance (2), IT (1), and business development (2).

E.  Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares;

The calculations in the table below are based on 20,423,485 Ordinary Shares outstanding as of May 22, 2025. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

	Shares beneficially owned
Name of Beneficial Owner	Number of Shares	Approximate percentage of outstanding Shares in Class
Ordinary Shares
Directors, director nominees, and executive officers
Gerard Kim Meng Lim(1)	6,170,606	30.21%
Chun Hoo Lim (1)	2,571,809	12.59%

5% or greater shareholders
Gerard Kim Meng Lim(1)	6,170,606	30.21%
Chun Hoo Lim (1)	2,571,809	12.59%
Kay Yen Tan (1)	1,296,302	6.35%
Say Kiat Au (1)	1,098,900	5.38%

Redeemable Convertible Preference Shares
5% or greater shareholders

Kim Hong Oh (1)	80,000	8.89%
OLC Commercial Broker Pte Ltd (1)	200,000	22.22%
Muhammad Arshad Chaudhry (1)	100,000	11.11%
Choon Tham How (1)	100,000	11.11%
Rashid Aleem Qureshi (1)	80,000	8.89%
Tuck Heng Lee (1)	60,000	6.67%

(1)	c/o Agroz Inc., No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara, 47810 Petaling Jaya, Selangor, Malaysia.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

A summary of related parties of the Company is as follows:

As used in this “Related Party Transactions” section, the term “the Group” refers to Agroz Inc. and Agroz Group., collectively. “Agroz Group” refers solely to Agroz Group Sdn. Bhd., a Malaysian private limited company, our operating subsidiary.

Set forth below are related party transactions of the Group for the fiscal years ended December 31, 2024, 2023 and 2022, which are identified in accordance with the rules prescribed under Form 20-F.

The related parties of the Company and their relationships to the Company are set forth as follows:

Name of entity or individual	Relationship
Mr. Gerard Kim Meng Lim	Chief Executive Officer

Ms. Khoo Kwai Fun (“Ms Khoo”)	Spouse of Mr. Gerard Kim Meng Lim and became a shareholder of the Company in January 2024

Mr. Au Say Kiat	Close family member of Mr. Gerard Kim Meng Lim and became a shareholder of the Company in February 2024

Isa Wellness Marketing	An entity controlled by a close family member of Mr. Gerard Kim Meng Lim

EPetani Sdn. Bhd.	Significantly influenced by Mr. Gerard Kim Meng Lim* and ceased to be a related party in January 2024**

Isa Farm Sdn. Bhd.	Under common control of Mr. Gerard Kim Meng Lim

Braiven Co., Ltd. (“Braiven”)	Significantly influenced by key management of the Group*

HWG Cash Berhad (“HWG Cash”)	Under common control of Mr. Chun Hoo Lim; HWG Cash ceased to be a shareholder of the Company in January 2024

Agroz Ventures Sdn. Bhd. (“Agroz Ventures”)	Significantly influenced by Agroz Group***

Agroz Vertical Farms Sdn. Bhd. (“Agroz Vertical Farms”)	Significantly influenced by Agroz Group***

Agroz Asia Sdn. Bhd. (“Agroz Asia”)	Under common control of Mr. Gerard Kim Meng Lim

Ahoku Ventures Sdn. Bhd.	Under common control of Mr. Gerard Kim Meng Lim

*	As used in this “Related Party Transactions” section, “significant influence” has the meaning set forth in Item 7B of Form 20-F: having the power to participate in the financial and operating policy decisions of the applicable enterprise, but less than control. Shareholders beneficially owning a 10% interest in voting power are by this definition presumed to have significant influence over the applicable entity.

**	In January 2024, Mr. Gerard Kim Meng Lim disposed of his shares in EPetani Sdn. Bhd., and EPetani Sdn. Bhd. is no longer a related party to the Group.

***	Agroz Group’s shareholdings of 19% in each of Agroz Ventures and Agroz Vertical Farms are proxy holdings, with such shares held in trust. While shareholders holding 10% or more of the voting power in an entity are presumed to have a significant influence on the entity under Item 7B of Form 20-F, under International Accounting Standards (“IAS”) 28 and International Financial Reporting Standards (“IFRS”) 9, significant influence requires a holding of 20% or more in voting power. Agroz Group does not possess any Director nomination rights, voting power, or decision-making influence on the Board of Directors of either Agroz Ventures or Agroz Vertical Farms. Although Agroz Group meets the significant influence presumption under Item 7B of Form 20-F, it does not meet the criteria under IAS 28 and IFRS 9 criteria for significant influence. Therefore, Agroz Group does not believe these proxy holdings should be accounted under equity method. These proxy holdings additionally do not meet the criteria of assets under IASB Framework. The Company, through its wholly owned subsidiary, Agroz Group Sdn Bhd, pursuant to agreements with each of these entities, agreed to operate vertical farms owned by Agroz Ventures and Agroz Vertical Farms in return for a share of such vertical farms’ revenue. Such revenue is received by Agroz Group in consideration of the services Agroz Group provides and the license it grants to use its technology. While IFRS 15 Revenue from Contracts with Customers will be applied for the Company’s performance obligations under such agreements (i.e. operating Agroz Ventures and Agroz Vertical Farms’ vertical farms), the transaction price for Agroz Group’s performance obligations is share of revenue on inhouse produced vegetables sales revenue to other parties except Agroz as management fee. There was no management fee earned for the fiscal years ended December 31, 2023 and 2022. During the 2024 Fiscal Year, the management fee earned on vegetable sales revenue is insignificant.

Present and Ongoing Related Party Transactions

(a) CEA vertical farm solution sales to Agroz Ventures

In the 2023 Fiscal Year, Agroz Group sold CEA vertical farm solutions to Agroz Ventures in the aggregate amount of MYR 4,000,000.

(b) CEA vertical farm design and construction services to Agroz Vertical Farms

In the 2024 Fiscal Year, Agroz Group sold CEA vertical farm solutions to Agroz Vertical Farms in the aggregate amount of MYR 1,400,174.

(c) Purchases of fresh produce from Agroz Vertical Farms

In the 2024 Fiscal Year, Agroz Group purchased fresh produce from Agroz Vertical Farms in the aggregate amount of MYR 4,115,842.

In the 2023 Fiscal Year, Agroz Group purchased fresh produce from Agroz Vertical Farms in the aggregate amount of MYR 886,100.

(d) Purchases of fresh produce from Agroz Ventures

In the 2024 Fiscal Year, Agroz Group purchased fresh produce from Agroz Ventures in the aggregate amount of MYR 274,733.

(e) Purchases of fresh produce from EPetani Sdn. Bhd.

In the 2023 Fiscal Year, Agroz Group purchased fresh produce from EPetani Sdn. Bhd. in the aggregate amount of MYR 48,581.

In the 2022 Fiscal Year, Agroz Group purchased fresh produce from EPetani Sdn. Bhd. in the aggregate amount of MYR 21,721.

(f) Expenses paid by the Group on behalf of Agroz Vertical Farms

During the 2024 Fiscal Year and 2023 Fiscal Year, Agroz Group paid operating expenses amounting to MYR 818,196 and MYR 1,571,296, respectively, on behalf of Agroz Vertical Farms. These operating expenses include wages, rental and other miscellaneous expenses. These expenses were deemed to be expenses paid on behalf by the Group, as these expenses are in substance to be incurred by Agroz Vertical Farms, as it is relating to farm operations, pursuant to the licensing, operations and management agreement. Agroz Group does not receive any benefits for these payment on behalf.

As Agroz Group also purchase fresh produce from Agroz Vertical Farms, there is mutual agreement between both parties where balances will be settled at net basis unless otherwise stated.

(g) Expenses paid by the Group on behalf of Agroz Ventures

In the 2024 Fiscal Year, Agroz Group paid expenses amounting to MYR 751,695 on behalf of Agroz Ventures. Agroz Ventures repaid Agroz Group MYR 3,021,580 during the 2024 Fiscal Year. Agroz Group does not receive any benefits for these payment on behalf.

As Agroz Group also purchased fresh produce from Agroz Ventures, there is mutual agreement between both parties where balances will be settled at net basis unless otherwise stated.

In the 2023 Fiscal Year, Agroz Group paid expenses amounting to MYR 19,000 on behalf of Agroz Ventures.

In the 2022 Fiscal Year, Agroz Group paid expenses amounting to MYR 2,580 on behalf of Agroz Ventures.

(h) Fresh vegetable sales to EPetani Sdn. Bhd.

In the 2023 Fiscal Year, Agroz Group sold vegetables to EPetani Sdn. Bhd. in the aggregate amount of MYR 1,145,443.

In January 2024, Mr. Gerard Kim Meng Lim disposed of his shares in EPetani Sdn. Bhd. and EPetani Sdn. Bhd. no longer a related party to the Group.

In the 2022 Fiscal Year, Agroz Group sold vegetables to EPetani Sdn. Bhd. in the aggregate amount of MYR 344,898.

(i) Fresh vegetable sales to Isa Wellness Marketing

In the 2024 Fiscal Year and 2023 Fiscal Year, Agroz Group sold fresh vegetables to Isa Wellness Marketing in the aggregate amount of MYR 32,841 and MYR 322,776, respectively.

In the 2022 Fiscal Year, Agroz Group sold fresh vegetables to Isa Wellness Marketing in the aggregate amount of MYR 223,574.

(j) Expenses paid on behalf of the Group by Mr. Gerard Kim Meng Lim

During the 2024 Fiscal Year and 2023 Fiscal Year, Mr. Lim paid for, on the Group’s behalf, certain operating expenses of Agroz Group amounted to MYR 240 and MYR 350,927, respectively. The Group repaid Mr. Lim MYR 53,280 and MYR 339,333 during the 2024 Fiscal Year and 2023 Fiscal Year, respectively.

In the 2022 Fiscal Year, Mr. Lim paid for, on the Group’s behalf, certain expenses of Agroz Group amounted to MYR 1,043,389. These operating expenses include construction costs and other miscellaneous expenses. The Group repaid Mr. Lim MYR 981,148 in the 2022 Fiscal Year.

(k) Expenses paid on behalf of the Group by Ms. Khoo Kwai Fun

During the 2024 Fiscal Year and 2023 Fiscal Year, Ms. Khoo paid for, on the Group’s behalf, certain expenses of Agroz Group amounted to MYR 120,637 and MYR 110,289 respectively. The Group repaid Ms. Khoo MYR 105,028 and MYR 257,749 during the 2024 Fiscal Year and 2023 Fiscal Year, respectively.

In the 2022 Fiscal Year, Ms. Khoo paid for, on the Group’s behalf, certain expenses of Agroz Group amounting to MYR 67,797.

(l) Loan from HWG Cash

On May 1, 2023, Agroz Group entered into a loan agreement with HWG Cash Berhad, a Malaysian public company limited by shares (“HWG Cash,” and such loan agreement, the “HWG Cash Loan Agreement”). Pursuant to the HWG Cash Loan, Agroz Group borrowed MYR 1,363,000 from HWG Cash, at an interest rate of two percent (2%) per annum and a maturity date of 24 months, or on such other extended date mutually agreed upon by Agroz Group and HWG Cash. The HWG Cash Loan Agreement is filed herein as Exhibit 10.11.

(m) Expenses paid on behalf of the Group by HWG Cash

In the 2023 Fiscal Year, HWG Cash paid for, on the Group’s behalf, certain operating expenses totaling MYR 1,178,275. These operating expenses were for pre-initial public offering costs.

(n) Software development services provided to Agroz Group

In the 2023 Fiscal Year, Braiven provided software development services to Agroz Group pursuant to the Software Development Agreement with Braiven dated January 18, 2023 (the “Braiven Software Development Agreement”) entered into between Braiven and Agroz Group, for which Braiven invoiced Agroz Group $300,000, and Agroz Group paid $138,697 during the 2023 Fiscal Year, and the remaining balance was fully paid on February 29, 2024. On January 18, 2024, Braiven issued Agroz Group a final invoice of $200,000 of which Agroz Group paid in full on April 28, 2024. Pursuant to the terms of the Braiven Software Development Agreement, Braiven agreed to develop an IoT management platform, a video management platform, and data visualization platform for Agroz Group and to establish a backend Infrastructure for Agroz Group’s operations of sensors and cameras. Braiven also agreed to provide training and support as well as documentation to Agroz Group in connection with these services. The scope of the services specified in the Braiven Software Development Agreement are subject to modification by the parties by mutual agreement. All intellectual property rights in the Software developed under this Agreement shall be owned by Agroz Group and there will be no license granted to Braiven to use the software. As consideration for Braiven’s services under the Braiven Software Development Agreement, Agroz Group agreed to pay an aggregate of $500,000 to Braiven as follows: (i) 30% of such aggregate amount to be payable upon the execution of the Braiven Software Development Agreement, (ii) 30% of such aggregate amount to be payable upon the completion and ready for User Acceptance Test, and (iii) 40% of such aggregate amount payable upon Braiven’s final delivery of and Agroz Group’s acceptance of the software platforms identified in this paragraph. The Braiven Software Development Agreement is filed herein as Exhibit 10.10 and the Supplementary Agreement to the Braiven Software Development Agreement dated January 18, 2023 is filed herein as Exhibit 10.12, which clarified that there will be no license granted from Agroz Group to Braiven under such agreement. As of the date of this prospectus, Agroz Group has fully remitted all of these three milestone payments. Agroz Group does not face any material foreign exchange rates pursuant to the Braiven Software Development Agreement because payments to Braiven are made to a bank account that holds funds in U.S. dollars.

In the 2024 Fiscal Year, Braiven provided AI platform and copilot testing services to Agroz Group pursuant to the IT Service Agreement with Braiven dated January 1, 2024 (the “Braiven IT Services Agreement”) entered into between Braiven and Agroz Group. In consideration for Braiven’s services under the Braiven IT Services Agreement, Agroz Group agreed to pay Braiven a monthly fee of $9,000. Braiven may adjust such monthly fees upon 60 days’ written notice to Agroz Group. The services specified in the Braiven IT Services Agreement commenced on January 8, 2024, for an initial term of twelve (12) months and will automatically renew for successive twelve (12) month terms unless terminated by either party in accordance with the termination provisions therein, which provide that either party may terminate the Braiven IT Services Agreement by (i) providing sixty (60) days’ written notice prior to the end of the current term; or (ii) upon material breach by either party which remains uncured for thirty (30) days after written notice. The Braiven IT Services Agreement is filed herein as Exhibit 10.14.

Braiven further provided additional AI and software development services to Agroz Group pursuant to the Software Development Agreement with Braiven dated April 15, 2024 (the “Second Braiven Services Agreement”) between Agroz Group and Braiven. Pursuant to the terms of the Second Braiven Services Agreement, Braiven agreed to design and develop a robotics AI platform for Agroz Group. The value of such services under the Second Braiven Services Agreement was $4,000,000 to be paid as follows: (i) 35% of such aggregate amount to be payable upon the execution of the Second Braiven Services Agreement, (ii) 30% of such aggregate amount to be payable upon the completion and ready for the user acceptance test described in the Second Braiven Services Agreement, and (iii) 35% of such aggregate amount payable upon Braiven’s final delivery and Agroz Group’s acceptance of the robotics AI software platform which the Company anticipates to integrate into Agroz Copilot. All intellectual property rights in the Software developed under this Agreement shall be owned by Agroz Group and there will be no license granted to Braiven to use the software. The Second Braiven Services Agreement is filed herein as Exhibit 10.9 and the Supplementary Agreement to the Second Braiven Services Agreement is filed herein as Exhibit 10.13. On July 5, 2024, the parties renegotiated the payment terms of the Second Braiven Services Agreement to restructure the timeline for the milestone payments set forth in this paragraph. Such renegotiated payment terms now include payments due to Braiven on certain monthly intervals following the execution of the Second Braiven Services Agreements instead of actual accomplishment of the second and third milestones set forth in the Second Braiven Services Agreement. Additionally, the amount payable upon the execution of the Second Braiven Services Agreement was set to be an amount of $1,400,000, Agroz Group paid $1,048,508 in the 2024 Fiscal Year. Such renegotiated payment terms are memorialized in that certain Re-Negotiated Payment Terms for Robotics AI Operating System Development Agreement between Agroz Group and Braiven and filed herein as Exhibit 10.10. On October 26, 2024, Agroz Group paid 33.33% of Payment Milestone 1 under the Re-Negotiated Payment Terms. In addition to this outstanding balance, a total of $2,600,000 will be due to Braiven in increments at time points following the execution date of the Second Braiven Services Agreement, as agreed to between the parties. Agroz Group does not face any material foreign exchange rates pursuant to the Second Braiven Services Agreement because payments to Braiven are made to a bank account that holds funds in U.S. dollars.

The Company determines pricing and supply with both related and non-related parties based on a willing buyer, willing seller basis. To the best of the Company’s knowledge, past related party transactions were not entered into on more favorable terms than terms in non-related party transactions. Please see the “Risk Factor” section for a more detailed discussion of risks related to our related party transactions. Disputes with related parties, if they arise, will be resolved through direct negotiations with the Company and such related parties. As of the end of the 2023 Fiscal Year and as of the end of the 2024 Fiscal Year, the Company had no disputes with its related parties.

Policies and Procedures for Related-Party Transactions

The audit committee of the Board, will play a crucial role in overseeing related party transactions. The audit committee will review and approve all of our related party transactions occurring after listing on the Nasdaq. We anticipate following the below process following the Nasdaq listing:

1)	Identification and Proposal: Management will identify any potential related party transactions and prepare a detailed proposal that includes:

- The nature of the relationship with the related party.

- A full description of the proposed transaction, including its purpose.

- The terms of the transaction, including pricing, payment terms, and any other relevant conditions.

- An analysis demonstrating that the transaction is fair and reasonable to the Company, and how it compares to terms that would be available in a transaction with an unrelated third party.

- Supporting documentation, such as valuations, appraisals, or market data, as appropriate.

2)	Negotiation: if applicable, management will negotiate the terms of the proposed transaction with the related party. This negotiation will be conducted with the same level of objectivity and arm’s length standards as would be applied to a transaction with an unrelated party.

3)	Audit Committee Review and Approval: after any applicable negotiations with the related party, management will submit its related party proposal and all supporting documentation to the audit committee for review and approval. The Audit Committee will independently assess the transaction, considering factors such as:

- The necessity of the transaction for the Company.

- The fairness of the terms, including pricing and other conditions.

- The potential impact of the transaction on the Company’s financial position and results of operations.

- Compliance with applicable laws, regulations, and accounting standards.

4)	Approval and Documentation: If the audit committee is satisfied that the related party transaction is in the best interests of the Company, it will provide formal approval.

All related party transactions will be documented thoroughly, including the rationale for the transaction, the approval process, and the key terms and conditions.

The audit committee will review all related party transactions on an ongoing basis to ensure that such transactions continue to be fair and reasonable.

C. Interests of Experts and Counsel

No disclosure is required in response to this Item.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this Report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We have been, and may from time to time be involved in various legal proceedings arising from the normal course of business activities. The results of litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on our business, financial condition and/or operations because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy

We have not declared or paid any cash dividend on our Ordinary Shares as of the date of this Report. We currently intend to retain any future earnings and do not expect to pay any dividends in the near future. Any further determination to pay dividends on our ordinary shares would be at the discretion of our Board of Directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our Board of Directors may deem relevant.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Not applicable.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members.

Subject to the provisions of the Companies Act and our Memorandum and Articles of Association regarding redemption and purchase of the shares, the Board of Directors has general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The Board of Directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares and may accept any application in whole or in part, for any reason or for no reason.

Register of Members

Under the Companies Act, we must keep a register of members (i.e., shareholders) that includes:

●	the names and addresses of the members, a statement of the shares held by each member, and the amount paid or agreed to be considered as paid, on the shares of each member, the number and category of shares held by each member, whether each relevant category of shares held by a member carries voting rights under the Memorandum and Articles, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against its name in the register of members. Once the register of members has been updated to record and give effect to the issue of Ordinary Shares, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name.

Dividends

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Memorandum and Articles of Association, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose. No dividends may be paid on or declared for any Ordinary Shares during or in respect of any financial year until all cumulative dividends with respect to the RCPS have been declared and paid in full.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each Ordinary Share is entitled to one vote. Voting at any meeting of shareholders may be by poll.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for certain important matters such as a change of name or making changes to the Memorandum and Articles of Association.

Transfer of Ordinary Shares

Subject to any applicable requirements set forth in the Memorandum and Articles of Association and provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the Board of Directors, executed:

●	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

●	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our Board of Directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our Board of Directors may also decline to register any transfer of such Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	the Ordinary Share transferred is fully paid and free of any lien in favor of us; and

●	any fee related to the transfer has been paid to us.

If our Board of Directors refuses to register a transfer, they are required, within two (2) months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended at such time and for such periods as the Board of Directors may from time to time determine, provided always that such registration will not be suspended, and the register may not be closed, for more than 45 days in any year.

Procedures on Liquidation

Upon liquidation, dissolution, winding up (other than a solvent reconstruction, amalgamation, reorganization, merger or consolidation whereby all of our business, undertakings and assets are transferred to a successor entity which assumes all of our obligations under the RCPS) or other repayment of capital (other than on redemption), the RCPS holders have a liquidation preference over the other share class holders. In such event, our surplus assets remaining after payment and discharge of all debts and liabilities and the cost of winding up will first be allocated to pay the holders of the RCPS on a pari passu basis a sum equivalent to any dividend declared but unpaid on the RCPS, then to the RCPS holders on a pari passu basis, the RCPS Subscription Price, then to holders of Ordinary Shares on a pari passu basis as between themselves, a sum equal to any arrears of dividend due on the Ordinary Shares, whether or not the Company has sufficient distributable reserves, then the balance of the assets shall belong to and be distributed among the holders of any class of shares in the capital of the Company other than the holders of RCPS in accordance with the respective rights attaching thereto.

Redeemable Convertible Preference Shares

All of our outstanding RCPS are fully paid and non-assessable. Our RCPS are issued in registered form, and are issued when registered in our register of members. Unless the Board of Directors determine otherwise, each holder of our RCPS will not receive a certificate in respect of such RCPS. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their RCPS. We may not issue shares to bearer.

Subject to the provisions of the Companies Act and the Memorandum and Articles of Association regarding redemption and purchase of the RCPS, the Board of Directors has general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued RCPS to such persons, at such times and on such terms and conditions as they may decide. The Board of Directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares and may accept any application in whole or in part, for any reason or for no reason.

Dividends

The holders of RCPS are entitled to receive dividends out of any assets legally available therefore, prior and in preference to any declaration or payment of any dividend payable on the Ordinary Shares, at the applicable Dividend Rate (as defined below), payable when and if declared by the Board of Directors. Such dividends are cumulative and payable on the anniversary of the issue date of the RCPS.

“Dividend Rate” means 10% per annum of the RCPS Subscription Price (as defined below) for each RCPS held by such holder (as adjusted for any share splits, share dividends, combinations, subdivisions, recapitalizations or the like with respect to the RCPS).

“RCPS Subscription Price” means USD 2.50.

Conversion Rights

At the option and right of the RCPS shareholder and subject to the Memorandum and Articles of Association, on giving seven (7) business days’ written notice to us, such shareholder may convert one (1) RCPS into one (1) Ordinary Share on or before the second anniversary of the issuance date of the RCPS (the “Maturity Date”). No further consideration is payable for such conversion. The conversion ratio will be adjusted for any share splits, share dividends, combinations, subdivisions, recapitalizations or the like with respect to such RCPS. The right of the RCPS shareholder to convert his, her, or its shares is subject to the approval of the Board of Directors.

Redemption Rights

At our option, each RCPS is redeemable in whole or in part at the RCPS Subscription Price (or the prorated amount in the case of redemption of a fraction of an RCPS), at any time after the RCPS share issuance date, by way of written notice or as otherwise specified by the Board of Directors from time to time, following which we shall pay the redemption proceeds to the RCPS shareholder within 14 business days from the date of our issuance of the written notice. All RCPS which are outstanding as of the Maturity Date and have not been converted into Ordinary Shares will be fully redeemed by us at the RCPS Subscription Price per RCPS.

Voting Rights

The RCPS holders do not have any voting rights.

Rights to Information

The RCPS holders are not entitled to receive notices of meetings or otherwise from us, nor reports or audited accounts.

Transfer of the RCPS

The RCPS are not transferable except with the written consent of the Board of Directors and subject to applicable securities laws and the Memorandum and Articles of Association.

Variations of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than three-fourths of the issued shares of that class, or with the sanction of a special resolution passed by a majority of not less than three-fourths of the holders of shares of the class passed at a general meeting of the shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our Board of Directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The Board of Directors may convene general meetings whenever it thinks fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the Memorandum and Articles of Association, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 days from the date of receipt of the written requisition, those shareholders or those who represent more than one-half of the total voting rights of all such shareholders may themselves convene a general meeting themselves within three months after the end of such period of 21 days. At least five (5) clear days’ notice shall be given for an annual general meeting or any other general meeting.

A quorum, for the purposes of varying the rights of shareholders, shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Two shareholders present in person or by proxy shall be a quorum, provided always that if the Company has one member of record, the quorum shall be that one shareholder present in person or by proxy. If, within half an hour from the time appointed for the general meeting, or at any time during the meeting, if convened upon the requisition of shareholders, a quorum is not present, such meeting will be dissolved and in any other case stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the Board of Directors may determine. If at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present at such meeting will constitute a quorum.

The Chairman, if any, of the Board of Directors, shall preside as Chairman at every general meeting, or if there is no such Chairman, or if he or she is not present within 15 minutes after the time appointed for the holding of the meeting, or is unwilling to act, the directors present shall elect one of their number to be Chairman of the meeting. The Chairman may adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by Chairman or any other shareholder present in person or by proxy. Unless a poll be so demanded, a declaration by the Chairman that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the Company’s minute book containing the minutes of the proceedings of the meeting, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

If a poll is duly demanded, it shall be taken in such manner as the Chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the general meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Inspection of Books and Records

Our shareholders will have no general right to inspect or obtain copies of the register of members or corporate records of our Company unless conferred by statute or authorized by the Board of Directors or the Company at a general meeting.

Certain Cayman Islands Company Considerations

Exempted Company

We are incorporated as an exempted company with limited liability under the Companies Act. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company it holds.

We have certain duties under the Data Protection Act (as amended) of the Cayman Islands (the “DPL”), based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through their investment in us they will provide us with certain personal information which constitutes personal data within the meaning of the DPL (the “personal data”).

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPL, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPL or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (1) where this is necessary for the performance of our rights and obligations under any agreements; (2) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (3) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and our affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPL.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

C. Material Contracts

Material Contracts Relating to our Operations

We have not entered into any material contracts other than in the ordinary course of business and other than those described under “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this Report.

D. Exchange Controls and Other Limitations Affecting Security Holders

The Cayman Islands currently has no exchange control restrictions.

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax, gift tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in a form substantially similar to the following on February 7, 2025:

“The Tax Concessions Act
(Revised)
Undertaking as to Tax Concessions

In accordance with the Tax Concessions Act (Revised), the following undertaking is hereby given to the Company:

1.	That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1	On or in respect of the shares, debentures or other obligations of the Company; or

2.2	by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act (Revised).

These concessions shall be for a period of 30 years from the 7th day of February 2025.”

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (as revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Malaysian Profits Taxation

Malaysian Enterprise Taxation

The following brief description of Malaysian enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

Income Tax in Malaysia

The principal legislation that governs a person’s income tax in Malaysia is the Income Tax Act 1967 (the “ITA”). The regulatory body implementing and enforcing the ITA is the Inland Revenue Board of Malaysia (“IRB”). Pursuant to Section 3 of the ITA, income tax shall be charged for each year of assessment (“YA”) upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia.

Pursuant to Section 8 of the ITA, a company is a tax resident in Malaysia if its management and control are exercised in Malaysia. Management and control are normally considered to be exercised at the place where the directors’ meetings concerning management and control of the company are held. The income tax rate payable by a resident company differs depending on the amount of the company’s paid-up capital and its annual sale in relation to the particular YA. The corporate income tax rates are as illustrated below:

Types of Company	Chargeable income	Tax rate YA 2024
Resident company (other than company described below)		24%
Resident company:
● with paid-up capital of 2.5 million Malaysian ringgit (MYR ) or less, and gross income from business of not more than MYR 50 million	On the first MYR 150,000	15%
● that does not control, directly or indirectly, another company that has paid-up capital of more than MYR 2.5 million	On the next MYR 450,000	17%
● is not controlled, directly or indirectly, by another company that has paid-up capital of more than MYR 2.5 million, and	In excess of MYR 600,000	24%
● with no more than 20% of its paid-up capital being owned, directly or indirectly, by a foreign company or non-Malaysian citizen (with effect from year of assessment 2024)
Non-resident company		24%

Pursuant to the ITA, a non-resident company — namely, a company whose management and control are not exercised in Malaysia and thus does not fall under the purview of Section 8 of the ITA — is subject to the following tax rates:

Types of Income	Rate (%)
Business income	24
Royalties derived from Malaysia	10
Rental of moveable properties	10
Advice, assistance, or services rendered in Malaysia	10
Interest	15*
Dividends	Exempt
Other income	10

Note: Where the recipient is resident in a country that has a double tax agreement with Malaysia, the tax rates for the specific sources of income may be reduced.

*	Interest paid to a non-resident by a bank or a finance company in Malaysia is exempt from tax.

Foreign-Sourced Income

Malaysia adopts a territorial principle of taxation, under which only income accruing in or derived from or received in Malaysia from outside Malaysia is subject to income tax in Malaysia pursuant to Section 3 of the ITA. Previously, “income received in Malaysia from outside Malaysia” or “foreign-sourced income” (“FSI”) received by Malaysian taxpayers is not taxable due to the availability of tax exemption under Paragraph 28, Schedule 6 of the ITA (“Para 28”). This exemption is applicable to any person other than a resident company carrying on the business of banking, insurance, or sea or air transport, in respect of income derived from sources outside Malaysia and received in Malaysia, pursuant to Para 28. On October 29, 2021, however, the Malaysian government announced via the Budget 2022 that the exemption under Para 28 will no longer be applicable to tax residents, effective from January 1, 2022. Therefore, income tax will be imposed on resident persons in Malaysia on income derived from foreign sources and received in Malaysia with effect from January 1, 2022. Such income will be treated equally vis-à-vis income accruing in or derived from Malaysia and taxable under Section 3 of the ITA.

In summary, the tax treatments for the income of a person in Malaysia are depicted as follows:

Income Derived From	Income Received In	Prior to January 1, 2022	Effective from January 1, 2022
Malaysia	Malaysia	Taxable	Taxable
Malaysia	Malaysia from outside Malaysia	Taxable	Taxable
Overseas	Malaysia from outside Malaysia	Tax Exempted	Taxable
Overseas	Overseas	Tax Exempted	Tax Exempted

On November 16, 2021, the IRB announced the Special Income Remittance Program (“SIRP”) for Malaysian tax residents whose income is derived from foreign sources and received in Malaysia. The implementation of taxation on FSI is staggered into the following two timelines, depending on the timing of remittance of FSI into Malaysia: (i) during the period from January 1 to June 30, 2022 (six months) (the “SIRP Period”), FSI remitted shall be taxed at a fixed rate of 3% on the gross amount of income remitted; and (ii) on or after July 1, 2022, FSI remitted shall be taxed at the prevailing tax rate applicable to tax residents on the statutory income, namely, gross FSI less expenses attributable to the FSI. FSI remitted under the SIRP will be accepted in good faith by the IRB as the IRB will not conduct an audit or investigation on the taxpayer. In addition, the IRB will not impose any penalty on FSI remitted during the SIRP Period.

Notwithstanding the implementation of taxation on FSI, the Malaysian Ministry of Finance announced on December 30, 2021 that exemption from income tax would be available for a period of five years on certain categories of FSI received by Malaysian tax residents, when certain qualifying conditions are met. Specifically, (i) for individuals excluding those carrying on business in Malaysia through a partnership, all categories of FSI are exempted; and (ii) for companies and limited liability partnerships, foreign-sourced dividend income is exempted. To legislate the above, the following Orders were gazetted on 19 July 2022 and are effective from January 1, 2022 to December 31, 2026.

Profit Distribution and Withholding Tax

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends to be paid to us from Agroz Group Sdn Bhd, our operating subsidiary company in Malaysia.

Malaysia is under the single-tier tax system, under which income tax imposed on a company’s chargeable income is a final tax, and dividends distributed are exempt from tax in the hands of the shareholders pursuant to Section 108 of the ITA. As such, companies are not required to deduct tax from dividends paid to shareholders, and no tax credits will be available to offset against the recipient’s tax liability. Corporate shareholders receiving exempt single-tier dividends can, in turn, distribute such dividends to their own shareholders, who are also exempt on such receipts. In addition, while Malaysia imposes withholding tax on certain payments, such as interest, royalties, contract payments, and special classes of income, Malaysia does not do so on dividends in addition to tax on the profits out of which the dividends are declared. Such position aligns with the double taxation agreements (“DTAs”) concluded by Malaysia with an extensive number of countries, including the United States. Pursuant to the DTAs, no withholding tax will be imposed on dividends paid by Malaysian companies to non-residents.

In view of the above, we believe that dividends which will be paid to us from our operating subsidiary in Malaysia will not be subject to any withholding tax.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of the Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders who hold the Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions; insurance companies; dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes; tax-exempt entities or governmental organizations; retirement plans; regulated investment companies; real estate investment trusts; grantor trusts; brokers, dealers, or traders in securities, commodities, currencies, or notional principal contracts; certain former citizens or long-term residents of the United States; persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment; persons that have a “functional currency” other than the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of the voting power of our Ordinary Shares; corporations that accumulate earnings to avoid U.S. federal income tax; partnerships and other pass-through entities; and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of its substantial decisions, or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership, and disposition of our Ordinary Shares.

Persons considering an investment in the Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership, and disposition of our Ordinary Shares, including the applicability of U.S. federal, state, and local tax laws and non-U.S. tax laws.

Distributions

A U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “PFIC Consequences”), we will not be treated as a qualified foreign corporation, and therefore, the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

A U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares. If you are a U.S. person that is an individual, estate, or trust, you are encouraged to consult your tax advisor regarding the applicability of this Medicare tax to your income and gains in respect to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). Each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT HIS, HER, OR ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding, or selling any Ordinary Shares under the laws of their country of citizenship, residence, or domicile.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The documents referred to in this Report may be inspected at No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara, 47810 Petaling Jaya, Selangor, Malaysia.

I.  Subsidiary Information

We have one operating subsidiary, Agroz Group Sdn Bhd, formed in Malaysia.

J.  Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, trade and other receivables and amounts due from related parties.

Cash holdings risk

The Group maintains the position that the cash held within its portfolio are exposed to minimal credit risk. This belief stems from the fact that these assets are managed by esteemed financial institutions located within the jurisdictions of operation of both Agroz Inc. and its subsidiaries. We believe that the rigorous standards and reputations of these institutions significantly mitigate potential risks associated with our cash holdings.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group does not account for any fixed rate financial instruments at fair value through profit or loss at the end of each reporting period. Therefore, interest-bearing financial instruments at fixed rates do not expose the Group to fair value interest rate risk. The Group’s interest rate risk arises primarily from cash at bank at variable rates, for which the amount is immaterial. Therefore, the Group’s interest rate risk exposure was insignificant.

The Group’s risk management objective for interest rate risk is to reduce its exposure to variability of cash flows arising from changes in interest rates. Interest rates on the Group’s lease contracts and bank borrowing are fixed and thus are not sensitive to fluctuation in market interest rates.

Foreign currency risk

Our exposure to foreign currency risk arose primarily through service income or expenses denominated in a currency other than the functional currency of the operations to which the currency relates. The currencies giving rise to this risk are primarily US$. As MYR converts to US$ the exchange rate becomes larger, but foreign exchange fluctuations remain stable, refer from these few years even the exchange rate will increase but its increase gradually at a stable rate.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

No disclosure is required in response to this Item.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to the rights of security holders and there is no other information to disclose in response to this Item.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective as our management has identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to: (i) our lack of effective information technology (“IT”) general controls (ITGC) (which are the basic set of controls for our IT systems, including applications, operating systems, databases, and IT infrastructure), (ii) our lack of sufficient financial reporting and accounting personnel with knowledge of IFRS and SEC reporting requirements, (iii) our inadequate segregation of duties on sale and customers’ data management. and (iv) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework.

Following the identification of the material weaknesses and control deficiencies, we plan to take remedial measures, including: 1) hiring experienced IT staff to formalize and strengthen our ITGC; 2) hiring additional finance and accounting staff with qualifications and work experiences in IFRS and SEC reporting requirements to formalize and strengthen key internal controls over financial reporting; 3) allocating sufficient resources to prepare and review financial statements and related disclosures in accordance with IFRS and SEC reporting requirements and 4) establish an internal control and governance function to implement internal controls and governance process and procedures within the Company either by hiring internally or outsourcing the function.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to the material weaknesses identified in our internal control over financial reporting as described above.

(c) Changes in Internal Control Over Financial Reporting

Management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2024 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

(a)	The Board of Directors has determined that Pauline Kok qualifies as an “audit committee financial expert.” Ms. Pauline Kok currently serves as the chair of our Audit Committee. We have determined that Ms. Kok satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

●	honest and ethical conduct,

●	full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,

●	compliance with applicable laws, rules and regulations,

●	the prompt reporting violation of the code, and

●	accountability for adherence to the Code of Business Conduct and Ethics.

We have adopted a Code of Conduct that complies with the descriptions set forth above for a Code of Ethics.  Our Code of Conduct is applicable to all of our employees, and also contains provisions that set forth a higher level of expectations from our leaders. A copy of our Code of Conduct is filed herein as Exhibit 99.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid for audit and other services provided by Marcum Asia CPAs LLP:

	Year Ended December 31, 2024	Year Ended December 31, 2023

Audit Fees	303,305	148,422
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditor in connection with engagements for those fiscal years.

Audit-Related Fees — This category consists of assurance and related services by the independent auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.”

Tax Fees — This category consists of professional services rendered by the independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of equity securities required to be disclosed in response to this Item.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

ITEM 16K. CYBERSECURITY

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

Since the start of its latest completed fiscal year and up to the date of this Report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

The Board is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the Board.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The following financial statements are filed as a part of this Report.

AGROZ INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Agroz Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Agroz Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive (loss)/income, changes in shareholders’ (deficit)/equity and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has insufficient cash flows generated from operations and provided for development and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2023.

New York. New York

May 22, 2025

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001
Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

Agroz Inc.

Consolidated statements of financial position

(Stated in Malaysian Ringgit)

	Note	As of December 31, 2023	As of December 31, 2024
		MYR	MYR	USD
Assets
Property, plant and equipment	5	216,883	225,316	50,413
Intangible assets	6	46,348	2,096,815	469,139
Deferred tax assets	17	–	30,023	6,717
Prepayment - to a related party	22	1,423,354	5,517,306	1,234,435
Prepayment and deposits – to third parties		1,273,044	1,684,351	376,855
Total prepayments and deposits	9	2,696,398	7,201,657	1,611,290
Right-of-use assets	7(a)	2,141,293	2,277,208	509,498
Deferred offering costs		–	1,738,900	389,059
Non-current assets		5,100,922	13,569,919	3,036,116

Trade receivables - from third parties		9,154,785	35,596,841	7,964,390
Trade receivables - from related parties	22	6,004,330	720,013	161,096
Total trade receivables	8	15,159,115	36,316,854	8,125,486
Prepayments and other receivables	9	1,523,110	30,915	6,917
Amounts due from related parties	22	711,076	751,695	168,183
Cash	11	109,161	390,500	87,370
Current assets		17,502,462	37,489,964	8,387,956
Total assets		22,603,384	51,059,883	11,424,072

Equity
Share capital	12(a)	8,351	8,540	1,911
Additional paid-in capital	12(a)	2,171,649	6,903,616	1,544,606
Other reserves	12(b)	508,447	633,029	141,633
Retained earnings		2,677,584	6,189,752	1,384,887
Total equity		5,366,031	13,734,937	3,073,037

Liabilities
Lease liabilities, non-current	7(b)	1,757,179	2,095,605	468,868
Bank borrowing, non-current	14	52,942	39,774	8,899
Other payables, non-current	16	918,274	–	–
Amount due to related party, non-current	22	1,363,000	–	–
Redeemable convertible preference shares, non-current	13	6,483,536	6,213,040	1,390,097
Non-current liabilities		10,574,931	8,348,419	1,867,864

Trade payables	16	2,403,407	14,089,238	3,152,307
Other payables, current	16	295,253	3,105,476	694,815
Tax payables	17	1,448,723	3,991,673	893,091
Bank borrowing, current	14	14,144	13,255	2,966
Lease liabilities, current	7(b)	459,849	397,705	88,982
Amounts due to related parties, current	22	2,041,046	4,001,850	895,370
Redeemable convertible preference shares, current	13	–	3,377,330	755,640
Current liabilities		6,662,422	28,976,527	6,483,171
Total liabilities		17,237,353	37,324,946	8,351,035
Total equity and liabilities		22,603,384	51,059,883	11,424,072

The accompanying notes form an integral part of these consolidated financial statements.

Agroz Inc.

Consolidated Statements of profit or loss and other comprehensive (loss)/income

(Stated in Malaysian Ringgit)

		For the year ended December 31,
	Note	2022	2023	2024
		MYR	MYR	MYR	USD
Revenue - third parties		2,296,168	12,998,053	39,427,866	8,821,538
Revenue - related parties	22	568,472	5,473,219	1,433,016	320,621
Total revenue	18	2,864,640	18,471,272	40,860,882	9,142,159
Cost of revenue	20	(2,589,929)	(10,207,774)	(26,045,710)	(5,827,433)
Gross profit		274,711	8,263,498	14,815,172	3,314,726

Selling and promotion expenses	20	(99,095)	(434,345)	(208,618)	(46,676)
General and administrative expenses	20	(302,146)	(1,475,338)	(6,099,464)	(1,364,685)
Other (expenses)/income	19	(56,743)	34,093	173,293	38,772
Credit loss on trade receivables	15(a)	(15,682)	(66,915)	(661,263)	(147,950)
Operating (loss)/profit		(198,955)	6,320,993	8,019,120	1,794,187
Loss on redeemable convertible preference shares redemption	13	-	(704,900)	-	-
Finance costs	21	(90,910)	(505,826)	(1,673,335)	(374,390)
(Loss)/Profit before taxation		(289,865)	5,110,267	6,345,785	1,419,797
Income tax expenses	17	-	(1,355,882)	(2,833,617)	(633,990)
(Loss)/Profit for the year		(289,865)	3,754,385	3,512,168	785,807
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations		-	49,030	105,620	23,631
Other comprehensive income for the year		-	49,030	105,620	23,631
Total comprehensive (loss)/income for the year		(289,865)	3,803,415	3,617,788	809,438
(Loss)/Earnings per share
- Basic	23(a)	(0.01)	0.19	0.18	0.04
- Diluted	23(b)	(0.01)	0.19	0.18	0.04

The accompanying notes form an integral part of these consolidated financial statements.

Agroz Inc.

Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity

(Stated in Malaysian Ringgit)

	Share capital				Other reserves
	Shares	Amount	Subscription receivable	Additional paid-in capital	Foreign currency translation reserve	Equity component of redeemable convertible preference shares	(Accumulated losses)/retained earnings	Total shareholders’ (deficit)/equity

Balance as of January 1, 2022	20,000,000	8,351	-	201,649	-	-	(786,936)	(576,936)
Loss for the year	-	-	-	-	-	-	(289,865)	(289,865)
Total comprehensive loss for the year	-	-	-	-	-	-	(289,865)	(289,865)
Capital injection from shareholders (note 12(a))	-	-	-	910,000	-	-	-	910,000
Contribution by a shareholder (note 20(iv))	-	-	-	120,000	-	-	-	120,000
Balance as of December 31, 2022	20,000,000	8,351	-	1,231,649	-	-	(1,076,801)	163,199
Profit for the year	-	-	-	-	-	-	3,754,385	3,754,385
Other comprehensive income	-	-	-	-	49,030	-	-	49,030
Total comprehensive income for the year	-	-	-	-	49,030	-	3,754,385	3,803,415
Capital injection from shareholders (note 12(a))	-	-	-	820,000	-	-	-	820,000
Contribution by a shareholder (note 20 (iv))	-	-	-	120,000	-	-	-	120,000
Issuance of redeemable convertible preference shares (note 13)	-	-	-	-	-	459,417	-	459,417
Balance as of December 31, 2023	20,000,000	8,351	-	2,171,649	49,030	459,417	2,677,584	5,366,031
Profit for the year	-	-	-	-	-	-	3,512,168	3,512,168
Other comprehensive income	-	-	-	-	105,620	-	-	105,620
Total comprehensive income for the year	-	-	-	-	105,620	-	3,512,168	3,617,788
Conversion of redeemable convertible preference shares (note 13)	419,929	187	-	4,692,519	-	(302,717)	-	4,389,989
Issuance of redeemable convertible preference shares (note 13)	-	-	-	-	-	321,679	-	321,679
Issuance of new shares (note 12(a))	1,034,050	463	(461)	39,448	-	-	-	39,450
Cancellation of shares (note 12(a))	(1,030,494)	(461)	461	-	-	-	-	-
Balance as of December 31, 2024	20,423,485	8,540	-	6,903,616	154,650	478,379	6,189,752	13,734,937
Balance as of December 31, 2024 (USD )	20,423,485	1,911	-	1,544,606	34,601	107,032	1,384,887	3,073,037

The accompanying notes form an integral part of these consolidated financial statements.

Agroz Inc.

Consolidated Statements of cash flows

For the year ended December 31, 2022, 2023 and 2024

(Stated in Malaysian Ringgit)

		For the year ended December 31,
	Note	2022	2023	2024
		MYR	MYR	MYR	USD
Cash flows from operating activities
(Loss)/profit before tax		(289,865)	5,110,267	6,345,785	1,419,797
Adjustments for:
Finance costs	21	90,649	503,211	1,668,770	373,368
Commission fee for redeemable convertible preference shares	22(b)(ii)(x)	–	137,912	–	–
Loss on redeemable convertible preference shares redemption	13	–	704,900	–	–
Contribution by a shareholder	20(iv)	120,000	120,000	–	–
Other expenses		89,524	–	857	192
Depreciation charge of property, plant and equipment	20(ii)	11,629	47,055	89,117	19,939
Depreciation of right-of-use assets	20(ii)	74,661	236,272	480,114	107,420
Amortization of intangible assets	20(ii)	7,000	16,106	243,183	54,409
Credit loss on trade receivables	15(a)	15,682	66,915	661,263	147,950

Changes in assets and liabilities
Increase in trade receivables		(1,353,359)	(13,855,955)	(21,819,002)	(4,881,755)
(Increase)/decrease in prepayments, deposits and other receivables		(32,373)	(509,268)	298,864	66,867
Increase in amounts due from related companies		(3,500)	(800)	(40,619)	(9,088)
(Increase)/decrease in development costs		(2,151,248)	2,151,248	–	–
Increase in other payables		73,738	105,021	863,278	193,149
Increase/(decrease) in amounts due to related companies		81,721	(21,721)	678,900	151,896
Increase in trade payables		492,883	1,779,550	11,791,451	2,638,204
Income tax paid		–	-	(320,690)	(71,751)
Net cash (used in)/generated from operating activities		(2,772,858)	(3,409,287)	941,271	210,597

Cash flows from investing activities
Payments for purchases of property, plant and equipment		(29,310)	(217,284)	(97,550)	(21,826)
Payments for purchases of intangible assets-related parties		–	(684,684)	(6,387,602)	(1,429,154)
Payments for purchases of intangible assets-third parties		(60,000)	(1,021,986)	(335,476)	(75,059)
Advance to related parties		(2,580)	(704,196)	–	–
Net cash used in investing activities		(91,890)	(2,628,150)	(6,820,628)	(1,526,039)

Cash flows from financing activities
Payment of IPO related costs		–	(1,147,842)	(621,400)	(139,031)
Proceeds from capital injection from shareholders		910,000	820,000	–	–
Advances received from/(repayment to) a related party	11(a)	130,038	1,042,409	(37,431)	(8,375)
Proceeds from/(repayment of) shareholder’s loan	11(a)	–	1,363,000	(70,925)	(15,869)
Proceeds from bank borrowing	11(a)	–	69,000	–	–
Payment of principal element of bank borrowing	11(a)	–	(1,914)	(14,914)	(3,337)
Payment of interest element of bank borrowing	11(a)	–	(796)	(4,056)	(907)
Proceeds from the issue of ordinary shares		–	–	39,450	8,826
Proceeds from the issue of redeemable convertible preference shares	11(a)	2,000,000	3,609,483	7,989,890	1,787,647
Payment of redeemable convertible preference shares commission fee		–	(137,912)	–	–
Interest paid for redeemable convertible preference shares	11(a)	(25,000)	(175,000)	(355,394)	(79,515)
Advances received for redeemable convertible preference shares	11(a)	–	918,274	–	–
Payment of capital element of lease liabilities	11(a)	(75,061)	(161,857)	(339,747)	(76,015)
Payment of interest element of lease liabilities	11(a)	(4,711)	(124,157)	(253,389)	(56,693)
Net cash generated from financing activities		2,935,266	6,072,688	6,332,084	1,416,731

Effect of foreign currency exchange rate		–	–	(171,388)	(38,346)

Net increase in cash		70,518	35,251	281,339	62,943
Cash – beginning of the year		3,392	73,910	109,161	24,427
Cash – end of the year		73,910	109,161	390,500	87,370

The accompanying notes form an integral part of these consolidated financial statements.

Agroz Inc.

Notes to the consolidated financial statements

For the year ended December 31, 2022, 2023 and 2024

1. General information

Agroz Inc. (the “Company”) was incorporated in the Cayman Islands on August 8, 2023, as an exempted company with limited liability under the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

The Company is an investment holding company and has not carried on any business since the date of its incorporation except for the group reorganization mentioned in note 2.1 below. The Company and its subsidiary (collectively, the “Group”) are principally engaged in offering farm solutions and selling fresh produce from the controlled environment agriculture vertical farms operated (the “CEA vertical farms”). The principal activities aforementioned are defined as the Relevant Business of the Group.

2. Reorganization, basis of presentation and going concern

2.1 Reorganization

Prior to the incorporation of the Company, the above mentioned Relevant Business was carried out through Agroz Group Sdn. Bhd. (“Agroz Group”), a company established in Malaysia on November 20, 2020. In anticipation of an initial public offering (“IPO”), the Company was incorporated on August 8, 2023; and acquired 100.0% of equity interests of Agroz Group and became the holding company of the Group on December 14, 2023 (the “Reorganization”). Immediately before and after the Reorganization, the Company and Agroz Group are with identical shareholdings structures, which were effectively under common control; therefore, the Reorganization was accounted for as a recapitalization of the operating entity. The consolidated financial statements have been prepared in a manner as if the Relevant Businesses had been always operated by the companies now comprising the Group and the Reorganization had been completed at the beginning of the reporting periods. The assets and liabilities included in the consolidated financial statements are recognized and measured at the historical costs prior to the Reorganization.

The consolidated statements of profit or loss and other comprehensive (loss)/income, cash flows and changes in shareholders’ (deficit)/equity for the years ended December 31, 2022, 2023 and 2024, included the results and operations of the companies now comprising the Group. The consolidated statements of financial position as of December 31, 2023 and 2024 included the financial position of the companies now comprising the Group, except for their capital structure which is retrospectively adjusted to reflect the legal capital structure of the Company. The registered capital of the companies now comprising the Group were included in additional paid-in capital in the consolidated statements of financial position as of December 31, 2023 and 2024.

2.2 Subsidiary

Upon completion of the Reorganization and as of the date of issue of these consolidated financial statements, the Company only has one subsidiary as follow:

	Date and place of incorporation	Issued share	Principal	Percentage of shareholding %
Company	and operation	capital	activities	Direct	Indirect
Agroz Group Sdn. Bhd. (“Agroz Group”)	November 20, 2020 Malaysia	1,000	Offering farm solutions, and selling fresh produce from the CEA vertical farms	100%	–

2.3 Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). IFRSs also comprise International Accounting Standards (“IAS”); and Interpretations.

These financial statements were authorized for issue by the Group’s board of directors on May 22, 2025.

The IASB has issued a number of new and revised IFRSs. For the purpose of preparing these financial statements, the Group has adopted all applicable new and revised IFRSs that are effective. The accounting policies set out below have been applied consistently to the reporting periods presented in these consolidated financial statements.

a.	New and revised IFRSs that are adopted and are effective for the annual accounting periods beginning on or after January 1, 2024

●	Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current

●	Amendments to IAS 1 - Non-current Liabilities with Covenants

●	Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements

●	Amendments to IAS 16 - Lease Liability in a Sale and Leaseback

b.	New and revised IFRSs that are not yet effective and have not been early adopted

Effective for accounting periods beginning on or after
Amendment to IAS 21 - Lack of Exchangeability	January 1, 2025
Amendments to IFRS 7 and IFRS 9 - Classification and Measurements of Financial Instruments	January 1, 2026
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 - Subsidiaries without Public Accountability Disclosures	January 1, 2027
Amendments to IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associate or joint venture	will be determined at a future date

The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a material impact on the consolidated financial statements.

2.4 Going Concern

The Group has evaluated whether there are material uncertainties related to events or conditions that may cast significant doubt upon the Group’s ability to continue as a going concern in twelve months from the end of the reporting period. As of December 31, 2024, cash amounted to MYR 390,500 (USD 87,370). The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2024, the Group recognized a liability of MYR 9,590,370 (USD 2,145,737) in respect of redeemable convertible preference shares, where the shareholders have the rights to request the Company to redeem all of the redeemable convertible preference shares upon maturity date. The aggregate redemption amount for all redeemable preference shares by December 31, 2024 is MYR 10,055,481 (USD 2,249,800). As a result, substantial doubt about the Company’s ability to continue as a going concern exists.

The Group is evaluating several strategies and actively pursuing actions aimed to enhance its liquidity position. These actions include pursuing additional cost savings initiatives and seeking additional financing from both public and private markets. In addition, the Group also intends to build up strategic partnerships with other businesses to expand its reach, access new technologies, and leverage complementary strengths through joint ventures, collaborations on specific projects, or licensing agreements. Nevertheless, there can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. Therefore, the Group has concluded that there is significant doubt about its ability to continue as a going concern in twelve months from the end of the reporting period.

The consolidated financial statements have been prepared on a going concern basis, which assumes the Group will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements as at and for the year ended December 31, 2024 do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate. Such adjustments could be material.

3. Significant accounting policies

3.1 Basis of consolidation

The consolidated financial statements include the financial statements of the Group and its subsidiary on a consolidated basis. Subsidiary is an entity over which the Group has control. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group has power over an entity when the Group has existing rights that give it the current ability to direct the relevant activities, i.e. activities that significantly affect the entity’s returns.

When assessing control, the Group considers its potential voting rights as well as potential voting rights held by other parties, to determine whether it has control. A potential voting right is considered only if the holder has the practical ability to exercise that right.

A subsidiary is consolidated from the date on which control is transferred to the Group. It is deconsolidated from the date the control ceases.

Intra-group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by a subsidiary has been adjusted to conform with the Group’s accounting policies.

3.2 Translation of foreign currencies

(i)	Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the entity (the “functional currency”). The functional currency of the Company is United States dollars (“USD ”). As major operations of the Group are within Malaysia, the Group presents its consolidated financial statements in Ringgit Malaysia (MYR ), unless otherwise stated.

(ii)	Convenience translation

Translations of amounts in the consolidated statements of financial position, consolidated statements of profit or loss and other comprehensive (loss)/income and consolidated statements of cash flows from MYR into USD as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of USD 1= MYR 4.4695 on December 31, 2024 as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the MYR amounts could have been, or could be, converted, realized or settled into USD at such rate or at any other rate.

(iii)	Transactions and balances

Foreign currency transactions during the year are translated into the respective functional currencies of group companies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the end of each reporting period. Exchange gains and losses are recognized in profit or loss and presented within other income.

Non-monetary assets and liabilities that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

(iv)	Foreign operations

The results of foreign operations are translated into MYR at the exchange rates approximating the exchange rates at the dates of the transactions. Statements of financial position items are translated into USD at the exchange rates at the end of each reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the translation reserve.

3.3 Trade and other receivables

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due.

The Group does not have any receivables that contain significant financing component at the end of each reporting period. Receivables are initially measured at their transaction price. All receivables are subsequently stated at amortized cost and including an allowance for credit losses (see note 3.5).

3.4 Trade and other payables

Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. Trade and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

3.5 Credit losses from financial instruments

The Group recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables, amounts due from related parties, bank deposits and bank balances).

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive). The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk. In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

 ECLs are measured on either of the following bases:

●	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

●	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognizes a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

●	failure to make payments of principal or interest on their contractually due dates;

●	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

●	an actual or expected significant deterioration in the operating results of the debtor; and

●	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

3.6 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses (see note 3.9). The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values if any, over their estimated useful lives and is generally recognized in profit or loss. The useful lives used for this purpose are as follows:

●	Computer and equipment	3 years

●	Furniture and fittings	3 years

●	Fire system	5 years

●	Motor vehicle	5 years

●	Renovation	shorter of expected lives of office renovation and lease terms

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

Gains or losses arising from the retirement or disposal of an item of property and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

3.7 Intangible assets

Intangible assets that are acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is finite) and accumulated impairment losses (see note 3.9).

Intangible assets with finite lives are subsequently amortized on a straight-line basis over the useful life and is recognized in profit or loss. The useful life and the amortization method for an intangible asset with a finite useful life are reviewed, and adjusted if appropriate, at least at each year end. The useful lives used for this purpose are as follows:

●	Website	3 years

●	Software	5 years

3.8 Lease

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

(i)	As a lessee

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term.

Where the lease is capitalized, the lease liability is initially recognized at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased. After initial recognition, the lease liability is measured at amortized cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use asset recognized when a lease is capitalized is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses (see note 3.9). Depreciation is calculated to write off the cost of items of right-of-use assets, using the straight-line method over the unexpired lease term.

(ii)	Sales and leaseback transactions

The Group applies IFRS 15 for determining if the transfer of an asset to the buyer (lessor) is to be accounted for as a sale of assets. After the sale of assets is concluded, the Group measures the right-of-use assets arising from the leaseback at the proportion of the previous carrying value of the asset that relates to the right of use retained by the Group. Accordingly, the Group recognizes only the amount of any gain or loss that relates to the rights transferred to the buyer (lessor).

3.9 Impairment on property, plant and equipment, right-of-use assets and intangible assets

At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment, right-of-use assets and intangible assets with finite useful lives to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).

The recoverable amount of property, plant and equipment, right-of-use assets and intangible assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs of disposal and value in use. The fair value less cost to sell is the estimated amount obtainable from the sale of an asset in an arm’s length transaction less disposal costs, while value in use is the present value of estimated future cash flows from the continuing use of an asset and from its disposal at the end of its useful life.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

3.10 Cash

The Group maintains all of its bank accounts in Malaysia and no cash equivalents. Cash are assessed for ECL (see note 3.5).

3.11 Development costs

CEA vertical farms under development is stated at the lower of cost and net realizable value. Net realizable value takes into account the price ultimately expected to be realized, less applicable variable selling expenses and anticipated cost to completion. Development cost of CEA vertical farms comprises mainly construction cost and equipment installation work incurred during the development period. On completion, the CEA vertical farms are transferred to completed project held for sale.

CEA vertical farms under development is classified as a current asset unless it will not be realized in one normal operating cycle.

3.12 Redeemable convertible preference shares

Redeemable convertible preference shares (“RCPS”) are with a fixed dividend rate and redeemable at the request of the holders upon the occurrence of a certain redemption event or on the maturity date as agreed in the corresponding shareholders’ agreement. The conversion option embedded, if any, is with a conversion ratio of one RCPSs to one common share of the Company.

The Group reviews the term and conditions of the RCPS to conclude whether the RCPSs have the characteristics of:

-	A financial liability – when the financial instruments are with contractual obligation to deliver cash or other financial assets, including to pay a fixed rate or dividend and/or have a mandatory redemption feature at a future date;

-	An equity instrument – when the financial instruments do not have a fixed maturity and the issuer does not have a contractual obligation to make any payment, which represent a residual interest in the assets of an entity after deducting all of its liabilities.

RCPSs without conversion option have been classified as financial liabilities, which are measured initially at fair value and subsequently at amortized cost.

RCPSs with conversion option have been classified as a compound financial instrument, with liability and equity components. When the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

Any transaction costs are recognized as finance costs in the consolidated statements of profit or loss.

3.13 Revenue and other income

Income is classified by the Group as revenue when it arises from the sale of products and the provision of services.

Revenue is recognized when control over the product or service is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled in exchange for the satisfaction of a specific performance obligation, excluding those amounts collected on behalf of third parties.

The Group takes advantage of the practical expedient in paragraph 63 of IFRS 15 and does not adjust the consideration for the effects of any significant financing component if the expected period of financing is 12 months or less.

Further details of the Group’s revenue and other income recognition policies are as follows:

(i)	Farm solutions

The Group offers a comprehensive set of farm solutions to the customers, which include to sell CEA vertical farm as an integrated project or to provide CEA vertical farms design and construction service separately according to the specific demands from the customers.

Designing service of CEA vertical farms

Revenue from farm design service, as a single promise, is recognized at a point in time when the relevant services are rendered, generally upon acceptance of the farm layout plan for the customer and the Group has a present right to receive payment. The contract payment is not subject to any variable consideration, refund, cancellation or termination provision.

CEA vertical farms related construction services

Revenue from farm related construction service is recognized over time as the customer simultaneously receives and consumes the benefits provided by the Group’s performance as it occurs, and the customer controls the related asset as it is created or enhanced.

Under the construction contract, the Group is responsible for providing the overall management of the construction project and identifies goods and services to be provided including procurement, construction, engineering and finishing. The Group identifies only one performance obligation in farm construction service as the goods and services to be provided under the contract are not separately identifiable within the context of the agreement to be distinct performance obligations.

The construction revenue is recognized according to the stage of completion of the works. The contract payment is not subject to any variable consideration, refund, cancellation or termination provision.

Farm sales

For CEA vertical farms sales contract for which the control of the farm is transferred at a point in time, revenue is recognized upon acceptance of the farm for the customer and the Group has a present right to receive payment. The contract payment is not subject to any variable consideration, refund or return provision.

(ii)	Management fees

The Group earns management fees by providing professional skills and knowledge to operate and manage CEA vertical farm. Management fee is recognized over the period in which the services are rendered.

(iii)	Sale of fresh produce

Revenue from sale of fresh produce is measured based on the consideration specified in a contract with customers from both retailers and distributors, regardless of the customer being a third party or a related party, in exchange for goods delivered. Agroz Group fulfills its sales obligation to its customers by purchasing fresh produce from the farms that it operates and manages, which are owned by related parties. For both sales to retailer and distributor customers, Agroz Group recognized revenue at a point in time when the control is transferred to the customer, generally on delivery of the vegetables. Agroz Group ensures the quality of its products to meet customers’ requirements and manages delivery of fresh produce to customers. Management determines the transaction price of fresh produce and is responsible for quality of products and customer returns to take the inventory risk. Hence, revenue recognized and billings to customers are at gross.

Revenue from the sale of fresh produce is recognized at a point in time when control of the produce is transferred to the customer, generally on delivery of the vegetables.

Management also collaborates with third parties who provide platforms for sale of fresh produce. Agroz Group will deliver vegetables to third parties and determine selling price of fresh produce. The Group holds inventory risk before the fresh produce sold to end customers. As Agroz Group acts as principal and determines transaction price of fresh produce, revenue generated from fresh produce is recognized at gross.

(iv)	Interest income

For financial assets measured at amortized cost, interest income is measured using the effective interest method and recognized in profit or loss.

(v)	Government grants

Government grants initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attached to them. Grants that compensate the Group for expenses incurred are recognized as other income in profit or loss based on the timing of when the related costs for which the grants are intended to compensate are incurred.

3.14 Bank borrowing

Bank borrowing was initially recognized at fair value, net of transaction costs incurred, and subsequently measured at amortized cost using the effective interest method.

Bank borrowing was classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

3.15 Finance costs

Finance costs are expensed in the period in which they are incurred, comprising fixed-rate dividend of mandatorily redeemable convertible preference shares, interest of lease liabilities, bank and related party borrowing.

3.16 Income tax

Income tax expense comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous periods. The amount of current tax payable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, deferred tax assets also arise from unused tax losses and unused tax credits.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

3.17 Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are recognized at the undiscounted amount of the benefits expected to be paid as and when employee rendered the services. All short-term employee benefits are recognized as an expense unless IFRSs requires to permit the inclusion of the benefit in the cost of an asset. A liability is recognized for benefits accruing to employees (such as wages and salaries, annual leaves and sick leave) after deducting any amount already paid.

(ii)	Retirement benefit costs

Payments to defined contribution retirement benefit plans are recognized as expenses when employees have rendered services entitling them to the contributions.

(iii)	Termination benefits

Termination benefits are recognized at the earlier of the dates when the Group can no longer withdraw the offer of those benefits and when the Group recognizes restructuring costs and involves the payment of termination benefits.

3.18 Related parties

A related party is a person or entity that is related to the Group.

(A)	A person or a close member of that person’s family is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group.

(B)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group;

(vi)	The entity is controlled or jointly controlled by a person identified in (A);

(vii)	A person identified in (A)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); or

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to a parent of the Group.

(ix)	Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

3.19 Provisions and contingent liabilities

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

The Group does not recognize contingent liabilities, but discloses their existence in the notes to the financial statements. A contingent liability is a possible obligation that arises from past events which existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Group or a present obligation that is not recognized because it is not probable that an outflow of resources will be required to settle the obligation.

3.20 Share capital

(i) Ordinary shares

Proceeds from ordinary shares issued are accounted for in equity. Cost directly attributable to the issuance of new equity shares are deducted from equity.

(ii) Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

 3.21 Classification of current and non-current items

An asset is classified as current when:

(a)	it expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;

(b)	it holds the asset primarily for the purpose of trading;

(c)	it expects to realize the asset within twelve months after the reporting period; or

(d)	the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets as are classified as non-current.

A	liability is classified as current when:

(i)	it expects to settle the liability in its normal operating cycle;

(ii)	it holds the liability primarily for the purpose of trading;

(iii)	the liability is due to be settled within twelve months after the reporting period; or

(iv)	it does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

3.22 Segment reporting

Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM for the Group is identified as the Group’s Chief Executive Officer. The Group does not divide its operations into different segments and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system. As the Group’s operation and long-lived assets are substantially located in Malaysia, no geographical segments are presented.

4. Accounting judgments and estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

(i)	Provision for expected credit losses on trade receivables

The Group estimates the loss allowances for trade receivables by assessing the ECLs. This requires the use of estimates and judgements. ECLs are based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, and an assessment of both the current and forecast general economic conditions at the end of the reporting period. Where the estimation is different from the original estimate, such difference will affect the carrying amounts of trade receivables and thus the impairment loss in the period in which such estimate is changed. The Group keeps assessing the expected credit loss of trade receivables during their expected lives.

(ii)	Interest rate used to determine the present value of lease liabilities

The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

(iii)	Determining the lease term of a lease

The lease liability is initially recognized at the present value of the lease payments payable over the lease term. In determining the lease term at the commencement date for leases that include renewal options exercisable by the Group, the Group evaluates the likelihood of exercising the renewal options taking into account all relevant facts and circumstances that create an economic incentive for the Group to exercise the option, including favorable terms, leasehold improvements undertaken and the importance of that underlying asset to the Group’s operation. The lease term is reassessed when there is a significant event or significant change in circumstance that is within the Group’s control. Any increase or decrease in the lease term would affect the amount of lease liabilities and right-of-use assets recognized in future years.

(iv)	Redeemable convertible preference shares (“RCPS”)

As disclosed in note 3.12, redeemable preference shares without conversion option and carried at a fixed dividend rate, are recognized as financial liabilities measured initially at fair value and subsequently at amortized cost. Also, redeemable convertible preference shares with a fixed-to-fixed conversion option and carried at a fixed dividend rate, are classified as compound financial instruments with a debt host and equity conversion option. The accounting treatment of RCPS involves significant judgement.

On the issuance dates of the RCPS, the Group determined the carrying amount of the financial liabilities by measuring the fair value of a similar liability that does not have an associated equity component using valuation technique. It involves a number of valuation assumptions relating to market risks and the Company’s specific risk premium. The valuation technique used to derive the liability component of the RCPS, as disclosed in note 13, involves significant estimates. Any change in such assumptions and judgement would affect the carrying amounts of the liability component to be recognized and hence the net profit in future years.

(v)	Revenue recognition for construction service in progress at period end

Revenue from farm related construction service is recognized over contract period by reference to construction progress, which is determined on the stage of completion method. The stage of completion of a construction contract is determined based on the proportion that the contract costs incurred for work performed to-date bear to the total costs for the contract by referring to construction budgets and sub-contractors’ quotations.

5. Property, plant and equipment

	Computer and equipment	Furniture and fittings	Fire system	Motor vehicle	Renovation	Total
	MYR	MYR	MYR	MYR	MYR	MYR
Cost
As of January 1, 2023	32,109	5,025	29,310	–	–	66,444
Additions	125,678	4,606	–	87,000	–	217,284
As of December 31, 2023 and January 1, 2024	157,787	9,631	29,310	87,000	–	283,728
Additions	23,000	–	–	–	74,550	97,550
As of December 31, 2024	180,787	9,631	29,310	87,000	74,550	381,278
As of December 31, 2024 (USD )	40,450	2,155	6,558	19,465	16,680	85,308

Accumulated depreciation
As of January 1, 2023	16,664	2,638	488	–	–	19,790
Charge for the year	30,063	2,430	5,862	8,700	–	47,055
As of December 31, 2023 and January 1, 2024	46,727	5,068	6,350	8,700	–	66,845
Charge for the year	51,518	1,912	5,862	17,400	12,425	89,117
As of December 31, 2024	98,245	6,980	12,212	26,100	12,425	155,962
As of December 31, 2024 (USD )	21,981	1,562	2,732	5,840	2,780	34,895

Carrying values
As of January 1, 2023	15,445	2,387	28,822	–	–	46,654
As of December 31, 2023 and January 1, 2024	111,060	4,563	22,960	78,300	–	216,883
As of December 31, 2024	82,542	2,651	17,098	60,900	62,125	225,316
As of December 31, 2024 (USD )	18,469	593	3,826	13,625	13,900	50,413

As of December 31, 2024, a motor vehicle with carrying amount of MYR 60,900 (USD 13,625) (2023: MYR 78,300) was pledged to secure a bank borrowing of MYR 53,029 (USD 11,865) (2023: MYR 67,086) (note 14).

6. Intangible assets

	Website	Software	Total
	MYR	MYR	MYR
Cost
As of January 1, 2023	10,000	60,000	70,000
Additions	954	–	954
As of December 31, 2023 and January 1, 2024	10,954	60,000	70,954
Additions	–	2,293,650	2,293,650
As of December 31, 2024	10,954	2,353,650	2,364,604
As of December 31, 2024 (USD )	2,451	526,603	529,054

Accumulated amortization
As of January 1, 2023	4,500	4,000	8,500
Charge for the year	4,106	12,000	16,106
As of December 31, 2023 and January 1, 2024	8,606	16,000	24,606
Charge for the year	1,818	241,365	243,183
As of December 31, 2024	10,424	257,365	267,789
As of December 31, 2024 (USD )	2,332	57,583	59,915

Carrying values
As of January 1, 2023	5,500	56,000	61,500
As of December 31, 2023 and January 1, 2024	2,348	44,000	46,348
As of December 31, 2024	530	2,096,285	2,096,815
As of December 31, 2024 (USD )	119	469,020	469,139

7. Leases

Amounts recognized in the consolidated statements of financial position:

	As of December 31, 2023	As of December 31, 2024
	MYR	MYR	USD
Right-of-use assets
- Non-current	2,141,293	2,277,208	509,498

Lease liabilities
- Non-current	1,757,179	2,095,605	468,868
- Current	459,849	397,705	88,982
	2,217,028	2,493,310	557,850

(a)	Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying assets are as follows:

	Property	Farm	Total
	MYR	MYR	MYR
	(note (i))	(note (ii))
Cost
As of January 1, 2023	–	136,880	136,880
Additions	2,352,677	–	2,352,677
Derecognition	–	(136,880)	(136,880)
As of December 31, 2023 and January 1, 2024	2,352,677	–	2,352,677
Additions	616,029	–	616,029
As of December 31, 2024	2,968,706	–	2,968,706
As of December 31, 2024 (USD )	664,213	–	664,213

Accumulated depreciation
As of January 1, 2023	–	111,992	111,992
Charge for the year	211,384	24,888	236,272
Derecognition	–	(136,880)	(136,880)
As of December 31, 2023 and January 1, 2024	211,384	–	211,384
Charge for the year	480,114	–	480,114
As of December 31, 2024	691,498	–	691,498
As of December 31, 2024 (USD )	154,715	–	154,715

Net book value
As of January 1, 2023	–	24,888	24,888
As of December 31, 2023 and January 1, 2024	2,141,293	–	2,141,293
As of December 31, 2024	2,277,208	–	2,277,208
As of December 31, 2024 (USD )	509,498	–	509,498

Notes:

(i)	Property - right-of-use assets

The Group leases three properties (2023: two) to place CEA vertical farms and office with two of the leases with lease term of three years and a lease with a lease term of two years (2023: three years). For all three leases, the Company has the option to renew the lease for another three years.

(ii)	Farm - right-of-use assets

In 2021, the Group sold a CEA vertical farm to a customer and later leased back the farm from the customer with a lease term of 2 years. The transactions are accounted as a sale-and-leaseback transaction under IFRS 16. There is no option to renew and the lease ended in April 30, 2023.

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	For the year ended December 31,
	2022	2023	2024
	MYR	MYR	MYR	USD
Depreciation charge on property right-of-use assets	–	211,384	480,114	107,420
Depreciation charge on farm right-of-use assets	74,661	24,888	–	–
	74,661	236,272	480,114	107,420
Interest on lease liabilities (note 21)	4,711	124,157	253,389	56,693

(b)	Lease liabilities

The following tables show the remaining contractual maturities of the Group’s lease liabilities at the end of the reporting periods:

	As of December 31, 2023
	Present value of the minimum lease payment	Total minimum lease payments
	MYR	MYR
Within 1 year	459,849	485,136
More than 1 year but within 2 years	416,261	485,136
More than 2 years but within 5 years	1,186,110	1,686,256
More than 5 years	154,808	261,768
	2,217,028	2,918,296
Less: total future interest expenses		(701,268)
Present value of lease liabilities		2,217,028

	As of December 31, 2024
	Present value of the minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments	Total minimum lease payments
	MYR	USD	MYR	USD
Within 1 year	397,705	88,982	629,136	140,762
More than 1 year but within 2 years	501,018	112,097	689,248	154,211
More than 2 years but within 5 years	1,594,587	356,771	1,805,975	404,067
	2,493,310	557,850	3,124,359	699,040
Less: total future interest expenses			(631,049)	(141,190)
Present value of lease liabilities			2,493,310	557,850

Details of total cash outflow for leases and the future cash outflows arising from leases are set out in note 11(b) and note 15(c) respectively.

8. Trade receivables

	As of	As of
	December 31,	December 31,
	2023	2024
	MYR	MYR	USD
Receivables from farm solutions sales
- from third parties	8,412,500	19,234,500	4,303,502
- from related parties	4,000,001	1,100,000	246,113
Receivables from vegetable sales
- from third parties	787,521	16,693,373	3,734,953
- from related parties	2,041,690	32,841	7,348
Total trade receivables, gross	15,241,712	37,060,714	8,291,916
Less: loss allowances for expected credit loss	(82,597)	(743,860)	(166,430)
Total trade receivables, net	15,159,115	36,316,854	8,125,486

Aging analysis of gross trade receivables, based on the date of revenue recognition, as of December 31, 2023 and 2024 are as follows:

	As of	As of
	December 31,	December 31,
	2023	2024
	MYR	MYR	USD
Within 3 months	13,191,314	30,278,889	6,774,559
More than 3 months but within 6 months	808,830	3,010,069	673,469
More than 6 months but within 1 year	950,796	2,470,419	552,728
More than 1 year	290,772	1,301,337	291,160
Total trade receivables, gross	15,241,712	37,060,714	8,291,916

All trade receivables classified as current are expected to be recovered within one year based on historical collection and experience. Generally, as of December 31, 2024, credit terms for retail outlet customers are due within 30 to 60 days (2023: 30 to 60 days), while credit terms for industrial business customers are due within 30 to 104 days (2023: 30 days to 104 days), from the date of revenue recognition. Further details on the Group’s credit policy and credit risk arising from trade debtors are set out in note 15(a)(i).

9. Prepayments, deposits and other receivables

	As of December 31, 2023	As of December 31, 2024
	MYR	MYR	USD
Non–current:
Prepayments for intangible assets
– to a related party (note (a))	1,423,354	5,517,306	1,234,435
– to a third party (note (b))	1,071,032	1,406,508	314,690
	2,494,386	6,923,814	1,549,125
Deposits	202,012	277,843	62,165
Subtotal	2,696,398	7,201,657	1,611,290

Current:
Prepayments (note (c))	1,492,195	–	–
Other receivables	30,915	30,915	6,917
Subtotal	1,523,110	30,915	6,917

Total prepayments, deposits and other receivables (note (d))	4,219,508	7,232,572	1,618,207

Notes:

(a)	As of December 31, 2024, the Group has prepaid MYR 5,517,306 (USD 1,234,435) for the development of comprehensive Robotics AI Platform designed to facilitate the creation, deployment, and management of intelligent robotic systems to Braiven Co., Ltd., who is a related party (note 22). As of December 31, 2023, the Group has prepaid MYR 1,423,354 for certain purchase contracts of IT software such as Internet of Things (IoT) management platform, video management platform and data visualization platform to a related party.

(b)	As of December 31, 2024, the Group has prepaid MYR 1,406,508 (USD 314,690) (2023: MYR 1,071,032) for certain purchase contracts of IT software such as E-commerce website design, system integration platform and Enterprise Resource Planning (ERP) system to a third party.

(c)	As of December 31, 2023, included in prepayments mainly represented IPO related professional fee amounted to approximately MYR 1,492,195 where relevant services not yet rendered as of respective period end. The amount was recognized as deferred offering costs and general and administrative expenses respectively during the year ended December 31, 2024.

(d)	Save as prepayments for intangible assets and deposits for property leases and office equipment, all prepayments and other receivables are expected to be recovered/consumed within one year.

10. Development costs

Development costs were attributed to the development of a CEA vertical farms that yet to be completed as of December 31, 2022. As of December 31, 2023, the development costs generally consist of the construction services and installation of equipment at two geographical locations. As the Group expects to complete and sell the CEA vertical farm within a year, development costs were categorized as current asset in Statement of Financial Position. As of December 31, 2023, a CEA vertical farm and a construction project have completed and sold.

Movement of development costs as follows:

MYR
As of January 1, 2023	2,151,248
Additions	3,890,653
Charge to cost of revenue for the year	(6,041,901)
As of December 31, 2023 and 2024	–

11. Cash

	As of December 31, 2023	As of December 31, 2024
	MYR	MYR	USD
Cash at bank	109,161	390,500	87,370

(a)	Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flow as cash flows from financing activities.

	Lease liabilities	Redeemable convertible preference shares	Other payables	Amounts due to related parties	Total
	MYR	MYR	MYR	MYR	MYR
As of January 1, 2022	101,269	500,000	46,979	52,848	701,096

Changes from financing cash flows:
Payment of capital element of lease liabilities	(75,061)	–	–	–	(75,061)
Payment of interest element of lease liabilities	(4,711)	–	–	–	(4,711)
Advance received from a related party	–	–	–	130,038	130,038
Proceeds from the issue of redeemable convertible preference shares	–	2,000,000	–	–	2,000,000
Interest paid for redeemable convertible preference shares	–	–	(25,000)	–	(25,000)
Total changes from financing cash flows	(79,772)	2,000,000	(25,000)	130,038	2,025,266

Other changes:
Finance costs (note 21)	4,711	–	85,938	–	90,649
Change arising from operating activities	–	–	73,738	81,721	155,459
Total other changes	4,711	374,053	159,676	81,721	246,108

As of December 31, 2022	26,208	2,500,000	181,655	264,607	2,972,470

	Bank borrowing	Lease liabilities	Redeemable convertible preference shares	Other payables	Amounts due to related parties	Total
	MYR	MYR	MYR	MYR	MYR	MYR
As of January 1, 2023	–	26,208	2,500,000	181,655	264,607	2,972,470

Changes from financing cash flows:
Payment of capital element of lease liabilities	–	(161,857)	–	–	–	(161,857)
Payment of interest element of lease liabilities	–	(124,157)	–	–	–	(124,157)
Proceeds from bank borrowing	69,000	–	–	–	–	69,000
Advance received from a related party	–	–	–	–	1,042,409	1,042,409
Payment of principal element of bank borrowing	(1,914)	–	–	–	–	(1,914)
Payment of interest element of bank borrowing	(796)	–	–	–	–	(796)
Proceeds from shareholder’s loan	–	–	–	–	1,363,000	1,363,000
Proceeds from the issue of redeemable convertible preference shares	–	–	3,609,483	–	–	3,609,483
Advances received for redeemable convertible preference shares	–	–	–	918,274	–	918,274
Interest paid for redeemable convertible preference shares	–	–	–	(175,000)	–	(175,000)
Payment of redeemable convertible preference shares commission fee	–	–	–	–	(137,912)	(137,912)
Total changes from financing cash flows	66,290	(286,014)	3,609,483	743,274	2,267,497	6,400,530

Other changes:
Increase in lease liabilities from entering into new leases during the year	–	2,352,677	–	–	–	2,352,677
Finance costs (note 21)	1,566	124,157	–	360,407	17,081	503,211
Commission fee for redeemable convertible preference shares	–	–	–	–	137,912	137,912
Loss of redeemable convertible preference shares	–	–	704,900	–	–	704,900
Redemption of redeemable convertible preference shares	–	–	177,600	(177,600)	–	–
Equity component of redeemable convertible preference shares	–	–	(459,417)	–	–	(459,417)
Reclass to other payables	(770)			770	–	–
Effect of foreign exchange rate	–	–	(49,030)	–	–	(49,030)
Change arising from investing activities	–	–	–	–	738,670	738,670
Change arising from operating activities	–	–	–	105,021	(21,721)	83,300
Total other changes	796	2,476,834	374,053	288,598	871,942	4,012,223

As of December 31, 2023	67,086	2,217,028	6,483,536	1,213,527	3,404,046	13,385,223

	Bank borrowing	Lease liabilities	Redeemable convertible preference shares	Other payables	Amounts due to related parties	Total
	MYR	MYR	MYR	MYR	MYR	MYR
As of January 1, 2024	67,086	2,217,028	6,483,536	1,213,527	3,404,046	13,385,223

Changes from financing cash flows:
Payment of capital element of lease liabilities	–	(339,747)	–	–	–	(339,747)
Payment of interest element of lease liabilities	–	(253,389)	–	–	–	(253,389)
Repayment to related parties	–	–	–	–	(37,431)	(37,431)
Payment of principal element of bank borrowing	(14,914)	–	–	–	–	(14,914)
Payment of interest element of bank borrowing	(4,056)	–	–	–	–	(4,056)
Repayment of shareholder’s loan	–	–	–	–	(70,925)	(70,925)
Interest paid for redeemable convertible preference shares	–	–	–	(355,394)	–	(355,394)
Proceeds from the issue of redeemable convertible preference shares	–	–	7,989,890	–	–	7,989,890
Total changes from financing cash flows	(18,970)	(593,136)	7,989,890	(355,394)	(108,356)	6,914,034

Other changes:
Increase in lease liabilities from entering into new leases during the year	–	616,029	–	–	–	616,029
Finance costs (note 21)	4,056	253,389	–	1,384,065	27,260	1,668,770
Conversion of redeemable convertible preference shares	–	–	(4,389,989)	–	–	(4,389,989)
Equity component of redeemable convertible preference shares	–	–	(321,679)	–	–	(321,679)
Other expenses	857	–	–	–	–	857
Effect of foreign exchange rate	–	–	(171,388)	–	–	(171,388)
Change arising from operating activities	–	–	–	863,278	678,900	1,542,178
Total other changes	4,913	869,418	(4,883,056)	2,247,343	706,160	(1,055,222)

As of December 31, 2024	53,029	2,493,310	9,590,370	3,105,476	4,001,850	19,244,035
As of December 31, 2024 (USD )	11,865	557,850	2,145,737	694,815	895,370	4,305,637

(b) Total cash outflow for lease

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024
	MYR	MYR	MYR	USD
Within financing cash flows	(79,772)	(286,014)	(593,136)	(132,708)

12. Capital and reserves

(a)	Share capital and additional paid-in capital

The Company was incorporated under the laws of Cayman Islands on August 8, 2023. The authorized share capital is USD 10,000, divided into 100,000,000 ordinary shares with a par value of USD 0.0001. As of December 31, 2023, 20,000,000 ordinary shares were issued with an aggregated par value of USD 2,000 (equivalent to MYR 8,351) and was recognized as share capital of the Company. The excess of capital injections made by the equity shareholders over the par value was credited to the additional paid-in capital.

During the year ended December 31, 2022, Agroz Group issued 910,000 ordinary shares, amounted to MYR 910,000. During the year ended December 31, 2023, Agroz Group further issued 820,000 ordinary shares, amounted to MYR 820,000. As discussed in note 2.1, since the Company did not exist prior to August 8, 2023, the registered capital of the companies now comprising the Group are included in additional paid-in capital in the consolidated statements of financial position as of December 31, 2023 and 2024.

On March 15, 2024, the Company issued 1,030,494 ordinary shares amounted to USD 103 (equivalent to MYR 461) to a Director of the Company and such shares have been further cancelled on November 18, 2024. On December 5, 2024, 419,929 units of redeemable convertible preference shareholders have opted to convert into ordinary shares. The Company further issued 3,556 ordinary shares amounted to USD 8,827 (MYR 39,450) on December 23, 2024 to an existing shareholder.

(b)	Other reserves

(i)	Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 3.2 to the consolidated financial statements.

(ii)	Equity component of redeemable convertible preference shares

The equity component of redeemable convertible preference shares represents the value of the option related to the redeemable convertible preference shares issued by the Company, which is with a conversion ratio of one RCPSs to one common share of the Company (note 13).

13. Redeemable convertible preference shares

	As of December 31, 2023	As of December 31, 2024
	MYR	MYR	USD
- Non-current	6,483,536	6,213,040	1,390,097
- Current	–	3,377,330	755,640
	6,483,536	9,590,370	2,145,737

The Group’s preference shares activities for the year ended December 31, 2022, 2023 and 2024 are summarized below:

	Agroz Inc. RCPS		Agroz Group RCPS
	(note (b))		(note (a))
	No. of shares	Amount	No. of shares	Amount	Total Amount
As of January 1, 2022	–	–	500,000	500,000	500,000
Issuance	–	–	2,000,000	2,000,000	2,000,000
As of December 31, 2022 and January 1, 2023	–	–	2,500,000	2,500,000	2,500,000
Issuance	604,870	6,942,953	500,000	500,000	7,442,953
Redemption	–	–	(3,000,000)	(3,000,000)	(3,000,000)
Equity component	–	(459,417)	–	–	(459,417)
As of December 31, 2023 and January 1, 2024	604,870	6,483,536	–	–	6,483,536
Issuance	714,979	7,989,890	–	–	7,989,890
Conversion	(419,929)	(4,389,989)	–	–	(4,389,989)
Equity component	–	(321,679)	–	–	(321,679)
Foreign exchange loss	–	(171,388)	–	–	(171,388)
As of December 31, 2024	899,920	9,590,370	–	–	9,590,370
As of December 31, 2024 (USD )	899,920	2,145,737	–	–	2,145,737

(a) Agroz Group RCPS (“AG RCPS”)

Between April 12, 2021 and April 14, 2023, Agroz Group, a wholly-owned subsidiary of the Company, had issued 7 tranches of mandatorily redeemable convertible preference shares (“AG RCPS”), totally 3,000,000 shares, for cash considerations of MYR 3,000,000. Among them, 2,000,000 shares of MYR 2,000,000 and 500,000 shares of MYR 500,000 were issued during the years ended December 31, 2022 and 2023, respectively. There is no transaction during the year ended December 31, 2024.

All tranches of the AG RCPS are with identical agreement terms, as presented below:

Subscription Price

Each AG RCPS value is MYR 1.

Tenure and Maturity Date

The tenure is up to 60 months from the date of first issuance. The maturity date shall fall on the last day of the period of 5 years from the date of first issuance.

Dividend

The subscriber is entitled to:

(a)	a fixed non-accumulated dividend of 10.0% per annum, of which Agroz Group has made a promise on declaration; or

(b)	Equivalent value of services or products offered by Agroz Group; or

(c)	Combination of (a) and (b) based on mutual agreement.

Redemption

The subscriber shall have the sole and absolute discretion to require Agroz Group to redeem the AG RCPS on maturity date by repayment of the subscription price paid for the AG RCPS together with dividends committed to the subscribers.

On December 1, 2023 (“Redemption Date”), the Group decided to redeem all AG RCPS and agreed with the subscribers of AG RCPS to settle the redemption along with the related unpaid dividends by issuing 336,366 shares of Agroz Inc. RCPS (“AI RCPS”) which had a fair value MYR 3,882,500 (USD 840,915). The fair value of AI RCPS was based on a value of USD 2.50 a share which was the price this class of shares were sold to unrelated parties. On the Redemption Date, the net book value of AG RCPS along with the related unpaid dividends was MYR 3,177,600. The difference between the fair value of the AI RCPS and the net book value of AG RCPS of MYR 704,900 was recognized as a finance cost for the year ended December 31, 2023. On December 22, 2023, all AG RCPS was settled.

(b) Agroz Inc. RCPS (“AI RCPS”)

Between August 12, 2023 and December 31, 2023, the Company sold 268,504 shares AI RCPS at USD 2.50 a share for USD 671,260 or MYR 3,109,483.

Taking into consideration the conversion described above, as of December 31, 2023, the Company had issued a total of 604,870 AI RCPS with a fair value of MYR 6,942,953.

To expand the capital structure of Agroz Inc., the management had successfully issued 714,979 units of AI RCPS at USD 2.50 per share for MYR 7,989,890 (USD 1,787,647) during the year ended December 31, 2024. Certain shareholders have opted to convert 419,929 units of AI RCPS to 419,929 units of ordinary shares which amounted to MYR 4,389,989 (USD 982,210).

On the issuance dates, the Group first determined the carrying amount of the liability component by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole.

The key valuation assumptions used to determine the fair value of a similar liability on initial recognition are as follows:

	December 22, 2023	January 10, 2024	March 20, 2024	June 6, 2024	September 18, 2024	October 23, 2024
	(date of issuance)	(date of issuance)	(date of issuance)	(date of issuance)	(date of issuance)	(date of issuance)
Credit spread	7.60%	7.84%	7.86%	7.22%	6.58%	5.63%
Risk free rate	4.32%	4.38%	4.64%	4.74%	3.62%	4.07%
Country risk premium	1.31%	1.31%	1.31%	1.31%	1.19%	1.19%
Liquidity premium	0.68%	0.68%	0.68%	0.68%	0.68%	0.68%
Credit rating	B to below CCC	B to below CCC	B to below CCC	B to below CCC	B to below CCC	B to below CCC

As of December 31, 2024, the net book value of the liability and equity components of AI RCPS amounted to MYR 9,590,370 (USD 2,145,737) (2023: MYR 6,483,536) and MYR 478,379 (USD 107,032) (2023: MYR 459,417), respectively.

All transactions involving the issuance of AI RCPS were with identical agreement terms, as presented below:

Subscription Price

Each AI RCPS value is USD 2.50.

Tenure and Maturity Date

The tenure is 2 years from the subscription date. The maturity date shall fall on the second anniversary of the subscription date.

Dividend

The AI RCPS shall carry preferential cumulative dividend of 10.0% per annum on the period during which the AI RCPS is outstanding by the subscriber.

Redemption

All AI RCPS outstanding on the maturity date or did not convert to common share shall be fully redeemed at the subscription price.

Conversion Option

At the option and right of the subscriber, the subscriber may elect to convert the AI RCPS to the common share of the Company on or before the maturity date of the AI RCPS. The conversion ratio shall be one AI RCPS to convert one common share of the Company.

14. Bank borrowing

	As of December 31, 2023	As of December 31, 2024
	MYR	MYR	USD
- Non-current	52,942	39,774	8,899
- Current	14,144	13,255	2,966
	67,086	53,029	11,865

On August 29, 2023, the Group entered into a borrowing agreement with a financial institution in Malaysia to borrow MYR 69,000 (USD 15,032), which bears a fixed rate of 3.55% per annum and with maturity date on August 29, 2028. As of December 31, 2024, the secured bank borrowing amounted to MYR 53,029 (USD 11,865) (2023: MYR 67,086) was secured by charge over a motor vehicle of the Group (note 5).

For the year ended December 31, 2024, interest related to the bank borrowing amounted to MYR 4,056 (USD 907) (2023: MYR 1,566).

15. Financial risk management and fair values of financial instruments

Exposure to credit, liquidity, currency and interest rate risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to trade receivables, prepayments, other receivables and amounts due from related parties. The Group’s exposure to credit risk arising from cash is limited due to cash deposit with financial institutions in Malaysia is subject to certain protection under the requirement of the deposit insurance system. These financial institutions are banks with high-credit-quality, for which the Group considers to have low credit risk.

(i) Trade receivables

Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade receivables are due within 30 to 180 days from the date of billing. Normally, the Group does not obtain collateral from customers.

The Group’s trade receivables mainly derive from farm solution sales and fresh vegetable sales. When assessing credit risk exposure, the Group classifies its customers into three categories upon their credit characteristics, including whether they are related parties, and, for third party customers, whether they are retail outlet customers or industrial business customers.

The following table provides a breakdown of trade receivables before ECL by customer groups:

	As of December 31, 2023	As of December 31, 2024
	MYR	MYR	USD
Third-party retail outlet customers	11,714	32,716	7,320
Third-party industrial business customers	9,188,307	35,895,157	8,031,135
Related party customers	6,041,691	1,132,841	253,461
Total trade receivables, gross	15,241,712	37,060,714	8,291,916

(1) Third-party retail outlet customers

For trade receivables related to third-party retail outlet customers, the Group measures loss allowances at an amount equal to lifetime ECLs, which is calculated using a provision matrix. Expected loss rates are based on actual loss experience over the past 2 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

Based on the historical collection and experience, the Group is able to collect all its outstanding receivables for December 31, 2024 within one year from third-party retail outlet customers.

The following tables provide information about the Group’s exposure to credit risk and ECL for trade receivables related to third-party retail outlet customers as of December 31, 2023 and 2024:

	As of December 31, 2023
	Gross carrying amount	Loss allowance	Expected loss rate	Net balance
	MYR	MYR		MYR
0 - 90 days	3,177	(146)	4.6%	3,031
91 - 180 days	3,213	(1,964)	61.1%	1,249
181 - 270 days	280	(276)	98.6%	4
271 - 365 days	5,044	(5,044)	100.0%	–
	11,714	(7,430)		4,284

	As of December 31, 2024
	Gross carrying amount	Loss allowance	Expected loss rate	Net balance
	MYR	MYR		MYR	USD
0 - 90 days	28,372	(2,433)	8.6%	25,939	5,804
91 – 180 days	747	(453)	60.6%	294	66
181 - 270 days	1,114	(918)	82.4%	196	44
271 - 365 days	1,146	(1,146)	100.0%	–	–
Over 1 year	1,337	(1,337)	100.0%	–	–
	32,716	(6,287)		26,429	5,914

(2) Third-party industrial business customers

For trade receivables related to third-party industrial business customers, the Group measures loss allowances at an amount equal to lifetime ECLs, which is calculated using a behavioral scoring system taking into consideration current and historical credit worthiness, aging analysis, operating history in the relevant industry, reputation in the market and paid-in capital scale. Customers with positive behavior in all scoring areas, would be assigned a low-risk grading. Customers with positive behavior in most of the scoring areas, would be assigned a fair-risk grading. Customers with lesser positive behavior in scoring areas, would be assigned a substantial grading. Management conducts the review periodically or updates assessments promptly upon significant changes in customers’ credit risk.

Based on the historical collection and experience, the Group is able to collect all its outstanding receivables for December 31, 2024 within one year from third party industrial business customers.

The following tables provide information about the Group’s exposure to credit risk and ECL for trade receivables related to third-party industrial business customers as of December 31, 2023 and 2024:

	As of December 31, 2023
	Gross carrying amount	Loss allowance	Expected loss rate	Net balance
	MYR	MYR		MYR
Grade - low risk	2,034,059	(2,034)	0.1%	2,032,025
Grade - fair risk	7,154,248	(35,772)	0.5%	7,118,476
	9,188,307	(37,806)		9,150,501

	As of December 31, 2024
	Gross carrying amount	Loss allowance	Expected loss rate	Net balance
	MYR	MYR		MYR	USD
Grade - low risk	11,732,969	(58,485)	0.5%	11,674,484	2,612,034
Grade - fair risk	24,162,188	(266,260)	1.1%	23,895,928	5,346,443
	35,895,157	(324,745)		35,570,412	7,958,477

(3) Related party customers

For trade receivables from related parties, the Group measures loss allowances at an amount equal to lifetime ECLs, which is calculated using a behavioral scoring system similar to the one applied to third-party industrial business customers.

Based on the historical collection and experience, the Group is able to collect all its outstanding receivables for December 31, 2024 within one year from related party customers.

The following tables provide information about the Group’s exposure to credit risk and ECL for trade receivables from related parties as of December 31, 2023 and 2024:

	As of December 31, 2023
	Gross carrying amount	Loss allowance	Expected loss rate	Net balance
	MYR	MYR		MYR
Grade - low risk	4,551,351	(22,757)	0.5%	4,528,594
Grade - fair risk	1,490,340	(14,604)	1.0%	1,475,736
	6,041,691	(37,361)		6,004,330

	As of December 31, 2024
	Gross carrying amount	Loss allowance	Expected loss rate	Net balance
	MYR	MYR		MYR	USD
Grade - low risk	100,000	(500)	0.5%	99,500	22,262
Grade - fair risk	32,841	(328)	1.0%	32,513	7,275
Grade - substantial	1,000,000	(412,000)	41.2%	588,000	131,559
	1,132,841	(412,828)		720,013	161,096

(4) Movement of ECL

MYR
As of January 1, 2022	–
Provision for expected credit loss on trade receivables	15,682
As of December 31, 2022 and January 1, 2023	15,682
Provision for expected credit loss on trade receivables	66,915
As of December 31, 2023 and January 1, 2024	82,597
Provision for expected credit loss on trade receivables	661,263
As of December 31, 2024	743,860
As of December 31, 2024 (USD )	166,430

In addition, the Group’s exposure to credit risk is also influenced by the individual characteristics of each customer and therefore significant concentrations of credit risk arise when the Group has significant exposure to individual customers. At December 31, 2024, 95.92% (2023: 96.08%) of the total trade receivables were due from the Group’s five largest debtors, respectively.

(ii) Prepayments, deposits and other receivables and amounts due from related parties

Prepayments, deposits and other receivables and amounts due from related parties are reviewed regularly, for which the Group considers to have low credit risk.

(b) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group does not account for any fixed-rate financial instruments at fair value through profit or loss at the end of each reporting periods. Therefore, interest-bearing financial instruments at fixed rates do not expose the Group to fair value interest rate risk. The Group’s interest rate risk arises primarily from cash at bank at variable rates. If interest rates on cash at bank had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit for the year would increase/decrease by approximately MYR 1,953 (USD 437) (2023: MYR 546).

The Group’s risk management objective for interest rate risk is to reduce the exposure to variability of cash flows arising from changes in interest rates. Interest rates on the Groups lease contracts and bank borrowing are fixed and thus not sensitive to fluctuation in market interest rates.

(c) Liquidity risk

The Group manages its risk to a shortage of funds by monitoring the projected cash flows from operations. Risk management includes maintaining sufficient cash balances. The Group generates cash flow through offering farm solutions and selling fresh produce from the CEA vertical farms. Changes in market acceptance of CEA vertical farms could have a material adverse impact on the Group’s liquidity position. Due to the dynamic of the underlying business, the cash required to maintain the daily operation of the Group mainly via funding from shareholders.

The following tables show the remaining contractual maturities at the end of the years presented of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contracted rates) and the earliest date the Group can be required to pay.

	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount as of December 31, 2023
	MYR	MYR	MYR	MYR	MYR	MYR
Trade payables	2,403,407	–	–	–	2,403,407	2,403,407
Other payables	1,213,527	–	–	–	1,213,527	1,213,527
Amounts due to related parties	2,068,306	1,372,087	–	–	3,440,393	3,404,046
Bank borrowing	18,970	16,260	43,308	–	78,538	67,086
Redeemable convertible preference shares	1,009,074	7,747,653	–	–	8,756,727	6,942,953
Lease liabilities	485,136	485,136	1,686,256	261,768	2,918,296	2,217,028
	7,198,420	9,621,136	1,729,564	261,768	18,810,888	16,248,047

	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount as of December 31, 2024
	MYR	MYR	MYR	MYR	MYR	MYR	USD
Trade payables	14,089,238	–	–	–	14,089,238	14,089,238	3,152,307
Other payables	3,105,476	–	–	–	3,105,476	3,105,476	694,815
Amounts due to related parties	4,010,937	–	–	–	4,010,937	4,001,850	895,370
Bank borrowing	16,347	16,260	27,048	–	59,655	53,029	11,865
Redeemable convertible preference shares	4,622,304	7,083,959	–	–	11,706,263	9,912,049	2,217,710
Lease liabilities	629,136	689,248	1,805,975	–	3,124,359	2,493,310	557,850
	26,473,438	7,789,467	1,833,023	–	36,095,928	33,654,952	7,529,917

(d) Currency Risk

The principal activities of the Group were carried out by Agroz Group with most of the transactions originally denominated and settled in Malaysian Ringgit. AG RCPS issued by Agroz Group were denominated in Malaysian Ringgit, and AI RCPS issued by the Company were denominated in United States dollars. Given financial instruments of the Group were all denominated in functional currency, the Group’s currency risk exposure was insignificant.

(e) Fair value measurement

The fair value of the Group’s financial instruments was measured at the end of the reporting period on a recurring basis. IFRS 13 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 valuations: Fair value measured using observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 valuations: Fair value measured using inputs that are directly or indirectly observable in the marketplace.

●	Level 3 valuations: Fair value measured using significant unobservable inputs.

Financial assets and liabilities of the Group primarily consisted of cash, trade receivables, prepayments and other receivables, amounts due from related parties, trade payables, other payables, bank borrowings, amounts due to related parties and redeemable convertible preference shares. As of December 31, 2023 and 2024, the carrying amounts of financial instruments approximated to their fair values due to the short-term maturities of these instruments or repayable on demand, or that they are interest-bearing at market rates or approximants.

16. Trade and other payables

	As of December 31, 2023	As of December 31, 2024
	MYR	MYR	USD
Non-current:
Other payables (note(a))	918,274	–	–

Current:
Trade payables (note (b))	2,403,407	14,089,238	3,152,307
Other payable and accruals	159,961	1,832,975	410,107
Wages payable	34,644	200,235	44,800
Interest payable of RCPS (note (c))	100,648	1,072,266	239,908
Subtotal	2,698,660	17,194,714	3,847,122
Total trade and other payables (note (d))	3,616,934	17,194,714	3,847,122

Notes:

(a)	The Group received advance payments for AI RCPS subscription with 2 years maturity period in December 2023 amounted to MYR 918,274 where the registration and issuance of the RCPS was completed in January 2024.

(b)	An aging analysis of the trade payables as of December 31, 2023 and 2024 are as follows:

	As of December 31, 2023	As of December 31, 2024
	MYR	MYR	USD
Within 3 months	2,064,639	13,892,154	3,108,212
More than 3 months but within 6 months	50,000	1,226	274
More than 6 months but within 1 year	288,768	139,580	31,229
More than 1 year	–	56,278	12,592
Total trade payables	2,403,407	14,089,238	3,152,307

(c)	The interest payable of RCPS is calculated based on the weighted average principal of RCPS and the related effective interest rate. AG RCPS bear an effective interest rate of 10.0% and AI RCPS bear an effective interest rate of 14.0% (note 13).

(d)	Except for advances received for redeemable convertible preference shares, all the trade and other payables classified as current are expected to be settled within one year or are repayable on demand.

17. Income taxes

(a) Income taxes recognized in consolidated statements of profit or loss:

	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2024
	MYR	MYR	MYR	USD
Current tax
Provision for the year	–	1,355,882	2,637,694	590,154
Under provision in prior years	–	–	225,946	50,553
Deferred tax	–	–	(30,023)	(6,717)
	–	1,355,882	2,833,617	633,990

Notes:

1)	Cayman Islands

Under the current tax laws of the Cayman Islands, the Group is not subject to any income tax in the Cayman Islands.

2)	Malaysia

Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

For the fiscal year ended December 31, 2024 and 2023, the tax rate is 24% for companies incorporated in Malaysia with paid-in capital of MYR 2.5 million or more; for the fiscal year ended December 31, 2022, companies with paid up capital not more than MYR 2.5 million and gross business income of not more than MYR 50 million use 17% tax rate on first MYR 600,000 income, and 24% on subsequent balance.

(b)	Reconciliation between tax expenses and accounting (loss)/profit at applicable tax rates:

	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2024
	MYR	MYR	MYR	USD
(Loss)/profit before income taxes	(289,865)	5,110,267	6,345,785	1,419,797
Notional tax on (loss)/profit before taxation, calculated at the rates applicable to the respective tax jurisdictions	(69,568)	1,226,464	1,522,988	340,751
Effect of preferential tax rate (note 17(a)(2))	20,291
Effect of tax rates in foreign jurisdictions	–	135,602	1,064,667	238,207
Non-deductible expenses	9,964	8,777	20,016	4,479
Tax effect on capital allowance	3,167	(14,961)	–	–
Unrecognized cost	36,146	–	–	–
Under provision of tax in prior years	–	–	225,946	50,553
Tax expenses for the year	–	1,355,882	2,833,617	633,990

(c)	Deferred tax recognized in the consolidated statement of financial position

The significant components of deferred taxes recognized in the consolidated statement of financial position and the movements during the year presented are as follows:

	As of
	December 31, 2024
	MYR	USD
Deferred tax assets:
- Allowance for credit losses	178,526	39,943
- Lease liability	598,394	133,884
Total deferred tax assets	776,920	173,827
Net off against deferred tax liabilities	(746,897)	(167,110)
Net deferred tax assets	30,023	6,717

Deferred tax liabilities:
- Right-of-use asset	(546,530)	(122,280)
- Depreciation and amortization	(200,367)	(44,830)
Total deferred tax liabilities	(746,897)	(167,110)
Net off against deferred tax assets	746,897	167,110
Net deferred tax liabilities	–	–

As of December 31, 2023 and 2022, the amounts of unrecognized deferred tax assets and deferred tax liabilities were immaterial.

18. Revenue and segment information

Segment information

The Group’s primary business activities include offering farm solutions, as well as selling fresh produce cultivated from the CEA vertical farms. For management purposes, the Group operates in one business unit based on its products and has one reportable segment which is offering of farm solutions and selling fresh produce.

Since most of the Group’s revenue was generated from offering of farm solutions as well as selling fresh produce from the CEA vertical farms in Malaysia, no geographical segment information is presented.

Revenue

The Group’s revenue is primarily derived from offering CEA vertical farm solutions and selling fresh produce from CEA vertical farms operated.

(a) Disaggregation of revenue

The Group disaggregates its revenue from contracts by service types, as the Group believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The summary of the Group’s disaggregation of revenue by service types for the year ended December 31, 2023 and 2024 are as follows:

	For the year ended December 31,
	2022	2023	2024
	MYR	MYR	MYR	USD
Offering farm solutions
- from third parties	1,900,000	12,412,500	19,434,500	4,348,249
- from related parties	–	4,000,000	1,400,174	313,273
	1,900,000	16,412,500	20,834,674	4,661,522
Sales of fresh produce
- from third parties	396,168	585,553	19,993,366	4,473,289
- from related parties	568,472	1,473,219	32,842	7,348
	964,640	2,058,772	20,026,208	4,480,637

Total revenue	2,864,640	18,471,272	40,860,882	9,142,159

	For the year ended December 31,
	2022	2023	2024
	MYR	MYR	MYR	USD
Timing of revenue recognition
- Point in time	964,640	18,371,272	37,460,882	8,381,448
- Over time	1,900,000	100,000	3,400,000	760,711
Revenue from contracts with customers	2,864,640	18,471,272	40,860,882	9,142,159

(b) Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting dates

Transaction price allocated to partially unsatisfied performance obligations as of December 31, 2022 and expected to be recognized as revenue in 2023 amounted to MYR 100,000. There is no such unsatisfied performance obligations as of December 31, 2023 and 2024.

As of December 31, 2022, 2023 and 2024, no contract liabilities were recognized.

(c) Revenue from major customers

	For the year ended December 31,
	2022		2023		2024

Offering of farm solutions
Customer A	66.3%		–	*	–	*
Customer B	–	*	34.7%		–	*
Customer C**	–	*	21.7%		–	*
Customer D	–	*	21.1%		–	*
Customer E	–	*	10.8%		–	*
Customer F	–	*	–	*	42.7%

Sales of fresh produce
Customer G***	12.0%		–	*	19.5%
Customer H	10.4%		–	*	–	*
Customer I	–	*	–	*	14.6%
Customer J	–	*	–	*	14.0%

*	The corresponding revenue did not contribute over 10.0% of the total revenue of the Group in the particular period.

**	Customer C is a related party of the Group.

***	Customer G was a related party of the Group during the year ended December 31, 2022 and 2023. It ceased to be a related party of the Group in January 2024.

19. Other (expenses)/income

	For the year ended December 31,
	2022	2023	2024
	MYR	MYR	MYR	USD
Government grants (note (a))	28,000	–	–	–
Interest income	–	1,544	316	71
Foreign exchange loss	–	(9,591)	(121,774)	(27,246)
Other (expenses)/income	(84,743)	42,140	294,751	65,947
Total other (expenses)/income	(56,743)	34,093	173,293	38,772

Note:

(a)	The Group obtained bioagrotech and biopharmaceutical employability grants of MYR 28,000 during the year ended December 31, 2022. Government grant represented conditional cash subsidies received from the local government for the purpose of enhancing the employability of graduates by employing them for internship. There are no unfulfilled conditions or contingencies relating to such government grants income recognized. The government grant is not guaranteed to be available on an ongoing basis.

20. Expenses by nature

		For the year ended December 31,
	Note	2022	2023	2024
		MYR	MYR	MYR	USD
Cost of revenue
- Construction cost		1,961,480	6,041,901	2,170,000	485,513
- Depreciation and amortization	(ii)	74,661	24,888	229,365	51,318
- Consulting fees	(iii)	–	2,330,000	6,667,000	1,491,666
- Vegetable costs		21,721	934,681	16,838,559	3,767,437
- Planting related costs		249,861	499,744	59,280	13,263
- Wages and benefits	(i)	282,206	376,560	81,506	18,236
		2,589,929	10,207,774	26,045,710	5,827,433

		For the year ended December 31,
	Note	2022	2023	2024
		MYR	MYR	MYR	USD
Selling and promotion expenses
- Entertainment expenses		40,137	53,121	22,575	5,051
- Marketing fees		48,958	381,224	186,043	41,625
- Sponsorship expenses		10,000	–	–	–
		99,095	434,345	208,618	46,676

General and administrative expenses
- Director fee	(i),(iv)	120,000	120,000	1,000,000	223,739
- Professional fees		85,725	503,556	2,955,710	661,307
- Wages and benefits	(i)	21,903	315,762	1,128,559	252,502
- Depreciation and amortization	(ii)	18,629	274,545	583,049	130,450
- Commission paid		–	161,129	145,674	32,592
- Office expenses		53,019	98,567	274,610	61,441
- Others		2,870	1,779	11,862	2,654
		302,146	1,475,338	6,099,464	1,364,685
Total of cost of revenue, selling and promotion, and general and administrative expenses		2,991,170	12,117,457	32,353,792	7,238,794

(i)	Staff costs

	For the year ended December 31,
	2022	2023	2024
	MYR	MYR	MYR	USD
Director fee	120,000	120,000	1,000,000	223,739
Salaries and wages	265,411	600,833	1,085,888	242,955
Contributions to social security contribution plan	38,211	75,013	105,351	23,571
Welfare expenses	487	16,476	18,826	4,212
	424,109	812,322	2,210,065	494,477

(ii)	Depreciation and amortization

	For the year ended December 31,
	2022	2023	2024
	MYR	MYR	MYR	USD
Property, plant and equipment	11,629	47,055	89,117	19,939
Intangible assets	7,000	16,106	243,183	54,409
Right-of-use assets	74,661	236,272	480,114	107,420
	93,290	299,433	812,414	181,768

(iii)	The consulting fees mainly comprise design fees of CEA vertical farms, and consultation service fees on operating and managing the CEA vertical farms.

(iv)	During the years ended December 31, 2022 and 2023, the director of the Company, which is also a shareholder of the Company, was entitled to an annual salary of MYR 120,000 of which the director waived to receive and was accordingly treated as a contribution by a shareholder.

21. Finance costs

	For the year ended December 31,
	2022	2023	2024
	MYR	MYR	MYR	USD
Bank charges	261	2,615	4,565	1,022
Interest on lease liabilities	4,711	124,157	253,389	56,693
Interest on redeemable convertible preference shares	85,938	360,407	1,384,065	309,669
Interest on a related party loan (note(a))	–	17,081	27,260	6,099
Interest on bank borrowing (note 14)	–	1,566	4,056	907
Total finance costs	90,910	505,826	1,673,335	374,390

Note:

(a)	On May 1, 2023, Agroz Group entered into a borrowing agreement with HWG Cash Berhad (“HWG Cash”), a related party, who is also a minority shareholder of the Group (the “Borrowing Agreement”). Pursuant to the Borrowing Agreement, Agroz Group borrowed MYR 1,363,000 from HWG Cash, at an interest rate of two percent (2.0%) per annum and a maturity of 24 months, or on such other extended date mutually agreed between Agroz Group and the related party. In January 2024, HWG Cash ceased to be a shareholder of Agroz Group.

22. Related party balances and transactions

(a) The following is a list of related parties which the Group has balances and transactions with:

Name of entity or individual	Relationship
Mr. Gerard Kim Meng Lim (“Gerard Lim”) (b)(ii)(iii)	Chief Executive Officer and controlling shareholder

Ms. Khoo Kwai Fun (“Ms Khoo”) (b)(ii)(iv)	Spouse of the controlling shareholder and became a shareholder of the Company in January 2024

Mr. Au Say Kiat (b)(ii)(x)	Close family member of the controlling shareholder and became a shareholder of the Company in February 2024

Isa Wellness Marketing (b)(ii)(viii)	An entity controlled by a close family member of the controlling shareholder

EPetani Sdn. Bhd. (b)(ii)(ii)	Significantly influenced by Mr. Gerard Kim Meng Lim and ceased to be a related party in January 2024*

Isa Farm Sdn. Bhd.	Under common control of the controlling shareholder

Braiven Co., Ltd. (b)(ii)(vi)	Significantly influenced by key management of the Group*

HWG Cash (b)(ii)(vii)	Under common control of Mr. Lim Chun Hoo and ceased to be a shareholder in January 2024

Agroz Ventures Sdn. Bhd. (b)(ii)(i)	Significantly influenced by Agroz Group**

Agroz Vertical Farms Sdn. Bhd. (b)(ii)(v)	Significantly influenced by Agroz Group**

Agroz Asia Sdn. Bhd.	Under common control of the controlling shareholder

Ahoku Ventures Sdn. Bhd. (b)(ii)(ix)	Under common control of the controlling shareholder

*	Mr. Gerard Kim Meng Lim or key management of the Group holds a voting interest of 10% or more and has the right to participate in the financial and operating policy decisions of the applicable company, but does not have control.

**	Agroz Group’s shareholdings of 19% in each of Agroz Ventures and Agroz Vertical Farms are proxy holdings, with such shares held in trust. While shareholders holding 10% or more of the voting power in an entity are presumed to have a significant influence on the entity under Item 7B of Form 20-F, under International Accounting Standards (“IAS”) 28 and International Financial Reporting Standards (“IFRS”) 9, significant influence requires a holding of 20% or more in voting power. Agroz Group does not possess any Director nomination rights, voting power, or decision-making influence on the Board of Directors of either Agroz Ventures or Agroz Vertical Farms. Although Agroz Group meets the significant influence presumption under Item 7B of Form 20-F, it does not meet the criteria under IAS 28 and IFRS 9 for significant influence. Therefore, Agroz Group does not believe these proxy holdings should be accounted under equity method. These proxy holdings additionally do not meet the criteria of assets under IASB Framework. The Company, through its wholly owned subsidiary, Agroz Group Sdn Bhd, pursuant to agreements with each of these entities, agreed to operate vertical farms based on guidelines and instructions from Agroz Ventures and Agroz Vertical Farms’ management teams, in return for a share of such vertical farms’ revenue. Such revenue is received by Agroz Group in consideration of the services Agroz Group provides and the license it grants to use its technology. Agroz Group does not make management decisions on behalf of Agroz Ventures and Agroz Vertical Farms in the operation of such vertical farms, and in such capacity, Agroz Group exercises no control over Agroz Ventures and Agroz Vertical Farms in accordance to IFRS 10. This is because Agroz Group does not have the power or ability to direct such related parties’ activities, which activities would affect investee’s return. Agroz Group also has no purchase or funding obligations to Agroz Ventures and Agroz Vertical Farms. While IFRS 15 Revenue from Contracts with Customers will be applied for Agroz Group’s performance obligations under such agreements (i.e., operating Agroz Ventures and Agroz Vertical Farms’ vertical farms), the transaction price for Agroz Group’s performance obligations is share of revenue on inhouse produced vegetable sales revenue to other parties except Agroz as management fee. During the year ended December 31, 2024, the management fee earned on vegetable sales revenue is insignificant. There was no management fee earned for the years ended December 31, 2023 and 2022.

(b)	Transactions with related parties

(i)	Key management personnel compensation

	For the year ended December 31,
	2022	2023	2024
	MYR	MYR	MYR	USD

Salaries	120,000	200,000	1,407,150	314,834
Contribution to social security contribution plan	—	9,886	29,959	6,703
	120,000	209,886	1,437,109	321,537

(ii)	Other transactions with related parties

	For the year ended December 31,
	2022	2023	2024
	MYR	MYR	MYR	USD
Farm solution sales to
Agroz Ventures Sdn. Bhd. (i)	—	4,000,000	—	—
Agroz Vertical Farms Sdn. Bhd. (v)	—	—	1,400,174	313,273

Fresh vegetable sales to
EPetani Sdn. Bhd. (ii)	344,898	1,145,443	—	—
Isa Wellness Marketing (viii)	223,574	327,776	32,841	7,348

Consultancy fees to
Khoo Kwai Fun (iv)	60,000	—	—	—
Ahoku Ventures Sdn. Bhd. (ix)	—	350,000	—	—

Commission fee to
Au Say Kiat (x)	—	137,912	—	—

Purchases of fresh produce from
EPetani Sdn. Bhd. (ii)	21,721	48,581	—	—
Agroz Vertical Farms Sdn. Bhd. (v)	—	886,100	4,115,842	920,873
Agroz Ventures Sdn. Bhd. (i)	—	—	274,733	61,468

Purchase of IT software from
Braiven Co., Ltd. (vi)	—	1,423,354	6,341,924	1,418,934

Expenses paid by the Group on behalf of
Agroz Vertical Farms Sdn. Bhd. (v)	—	1,571,296	818,196	183,062
Agroz Ventures Sdn. Bhd. (i)	2,580	19,000	751,695	168,183

Loan from
HWG Cash (vii)	—	1,363,000	—	—

Interest on a loan from
HWG Cash (vii)	—	17,081	27,260	6,099

Expenses paid on behalf of the Group by
Gerard Lim (iii)	1,043,389	350,927	240	54
Khoo Kwai Fun (iv)	67,797	110,289	120,637	26,991
HWG Cash (vii)	—	1,178,275	—	—

Payments to
EPetani Sdn. Bhd. (ii)	—	70,302	—	—
Gerard Lim (iii)	981,148	339,333	53,280	11,921
Khoo Kwai Fun (iv)	—	257,749	105,028	23,499
Ahoku Ventures Sdn. Bhd. (ix)	—	350,000	—	—
Au Say Kiat (x)	—	137,912	—	—
Braiven Co., Ltd. (vi)	—	684,684	7,040,368	1,575,203
Agroz Vertical Farms Sdn. Bhd. (v)	—	—	1,510,233	337,898
HWG Cash (vii)	—	—	70,925	15,869

Payments from
Agroz Ventures Sdn. Bhd. (i)	—	—	3,021,580	676,044
ISA Wellness Marketing (viii)	—	—	551,350	123,358
Agroz Vertical Farms Sdn. Bhd. (v)	—	—	1,300,568	290,987

Notes:

(i)	During the years ended December 31, 2022, 2023 and 2024, Agroz Group paid expenses on behalf of Agroz Ventures Sdn. Bhd. amounted to MYR 2,580, MYR 19,000 and MYR 751,695 (USD 168,183) respectively. During the year ended December 31, 2024, Agroz Group also purchased fresh produce from Agroz Ventures Sdn. Bhd. amounted to MYR 274,733 (USD 61,468). Agroz Group sold its farm solutions to Agroz Ventures Sdn. Bhd. amounted to MYR 4,000,000 during the year ended December 31, 2023 and received payments amounted to MYR 3,021,580 (USD 676,044) during the year ended December 31, 2024.

(ii)	Agroz Group purchased fresh produce from EPetani Sdn. Bhd. amounting to MYR 21,721 and MYR 48,581 during the year ended December 31, 2022 and 2023 respectively. The Group made payments to EPetani Sdn. Bhd. amounted to MYR 70,302 during the year ended December 31, 2023. Also, Agroz Group sold fresh vegetables to EPetani Sdn. Bhd amounted to MYR 344,898 and MYR 1,145,443 during the year ended December 31, 2022 and 2023 respectively. In January 2024, Mr. Gerard Lim disposed shares in EPetani Sdn. Bhd. and EPetani Sdn. Bhd. no longer a related party to the Group. During the year ended December 31, 2024, Agroz Group sold fresh vegetables to EPetani Sdn. Bhd amounted to MYR 7,968,903 (USD 1,782,952) and received payments amounted to MYR 4,531,555 (USD 1,013,884).

(iii)	During the years ended December 31, 2022, 2023 and 2024, certain operating expenses of Agroz Group amounted to MYR 1,043,389, MYR 350,927 and MYR 240 (USD 54) respectively was paid by Mr. Gerard Lim. Agroz Group has repaid MYR 981,148, MYR 339,333 and MYR 53,280 (USD 11,921) to Mr. Gerard Lim during the years ended December 31, 2022, 2023 and 2024 respectively.

(iv)	Khoo Kwai Fun paid on behalf of Agroz Group on certain expenses amounted to MYR 67,797, MYR 110,289 and MYR 120,637 (USD 26,991) during the years ended December 31, 2022, 2023 and 2024 respectively. The Group paid consultancy fee to Khoo Kwai Fun amounted to MYR 60,000 during the year ended December 31, 2022. Agroz Group has repaid MYR 257,749 and MYR 105,028 (USD 23,499) to Khoo Kwai Fun during the years ended December 31, 2023 and 2024 respectively.

(v)	During the years ended December 31, 2023 and 2024, Agroz Group purchased fresh produce from Agroz Vertical Farms Sdn. Bhd. amounted to MYR 886,100 and MYR 4,115,842 (USD 920,873) respectively. Also, Agroz Group paid expenses on behalf of Agroz Vertical Farms Sdn. Bhd. amounted to MYR 1,571,296 and MYR 818,196 (USD 183,062) during the year ended December 31, 2023 and 2024. During the year ended December 31, 2024, Agroz Group sold its farm solutions to Agroz Vertical Farms Sdn. Bhd. amounted to MYR 1,400,174 (USD 313,273) and received payments amounted to MYR 1,300,568 (USD 290,987) during the year ended December 31, 2024. Agroz Group repaid MYR 1,510,233 (USD 337,898) during the year ended December 31, 2024.

(vi)	Agroz Group purchased IT software from Braiven Co., Ltd. amounted to MYR 1,423,354 and paid MYR 684,684 during the year ended December 31, 2023. During the year ended December 31, 2024, Agroz Group endured the investment in IT software from Braiven Co., Ltd. amounted to MYR 6,341,924 (USD 1,418,934) and paid MYR 7,040,368 (USD 1,575,203).

(vii)	As of December 31, 2023, amount owing to HWG Cash consists of interest-bearing borrowing amounted to MYR 1,363,000 and related interest payable MYR 17,081 (note 21), and cash advances to the Group amounted to MYR 1,178,275. During the year ended December 31, 2024, Agroz Group incurred additional interest amounted to MYR 27,260 (USD 6,099) (note 21) and repaid MYR 70,925 (USD 15,869) to HWG Cash.

(viii)	During the years ended December 31, 2022, 2023 and 2024, Agroz Group sold fresh produce to ISA Wellness Marketing amounted to MYR 223,574, MYR 327,776 and MYR 32,841 (USD 7,348) respectively. Agroz Group received payments amounted to MYR 551,350 (USD 123,358) during the year ended December 31, 2024.

(ix)	The Group paid consultancy fees to Ahoku Ventures Sdn. Bhd. amounted to MYR 350,000 as this entity advises for design of CEA vertical farms during the year ended December 31, 2023.

(x)	The Group had paid a commission to Au Say Kiat for introducing new investors during the year ended December 31, 2023, amounted to MYR 137,912.

(c) Balances with related parties

	As of December 31, 2023	As of December 31, 2024
	MYR	MYR	USD
Included in trade receivables from related parties, net
Agroz Ventures Sdn. Bhd.	3,980,000	588,000	131,559
EPetani Sdn. Bhd.	1,475,736	—	—
Isa Wellness Marketing	548,594	32,513	7,275
Agroz Vertical Farm Sdn. Bhd.	—	99,500	22,262
Total trade receivables from related parties, net	6,004,330	720,013	161,096

Included in amounts due from related parties
Agroz Asia Sdn. Bhd.	1,000	—	—
Agroz Ventures Sdn. Bhd.	21,580	751,695	168,183
Agroz Vertical Farm Sdn. Bhd.	685,196	—	—
Isa Farm Sdn. Bhd.	3,300	—	—
Total amounts due from related parties	711,076	751,695	168,183
Included in prepayments to a related party
Braiven Co., Ltd.	1,423,354	5,517,306	1,234,435

Included in amounts due to related parties
HWG Cash
- Non-current	1,363,000	—	—
- Current	1,195,356	2,514,691	562,634
Gerard Lim	86,731	33,691	7,539
Braiven Co., Ltd.	738,670	40,226	9,000
Khoo Kwai Fun	20,289	35,898	8,032
Agroz Ventures Sdn. Bhd.	—	274,733	61,468
Agroz Vertical Farm Sdn. Bhd.	—	1,102,611	246,697
Total amounts due to related parties	3,404,046	4,001,850	895,370

23. Basic and diluted (loss)/earnings per share

(a) Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share is based on the (loss)/profit attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, which is calculated as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2024
	MYR	MYR	MYR	USD
(Loss)/Profit for the year	(289,865)	3,754,385	3,512,168	785,807
Weighted average number of ordinary shares	20,000,000	20,000,000	20,031,151	20,031,151
Basic (loss)/earnings per share	(0.01)	0.19	0.18	0.04

(b) Diluted (loss)/earnings per share

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of redeemable convertible preference shares. The potentially dilutive securities that were not included in the calculation of above dilutive net profit/(loss) per share in the years presented where their inclusion would be anti-diluted include weighted average number of RCPS of nil, nil and 584,350 shares for the year ended December 31, 2022, 2023 and 2024.

	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2024
	MYR	MYR	MYR	USD
Net (loss)/earnings allocated to ordinary share	(289,865)	3,754,385	3,512,168	785,807
Add: Effect on interest expenses of AI RCPS	—	100,648	—	—
Net (loss)/earnings used in the computation of diluted earnings per share	(289,865)	3,855,033	3,512,168	785,807

Weighted average number of ordinary shares	20,000,000	20,000,000	20,031,151	20,031,151
Effect of redeemable convertible preference shares	—	67,069	—	—
Weighted average number of ordinary shares in the computation of diluted earnings per share	20,000,000	20,067,069	20,031,151	20,031,151
Diluted (loss)/earnings per share	(0.01)	0.19	0.18	0.04

24. Commitments and contingencies

(a)	Commitments

Capital expenditure contracted for but not provided in the consolidated financial statements:

	As of December 31, 2023	As of December 31, 2024
	MYR	MYR	USD
Software and AI Platform Development	1,338,535	13,313,961	2,978,848

As of December 31, 2024, the Group has remaining contractual commitment amounted to MYR 13,313,961 (USD 2,978,848), mainly arising from certain purchase contracts of IT software such as E-commerce website design, Enterprise Resource Planning (ERP) system and Robotics AI Platform. As of December 31, 2023, the Group has remaining contractual commitment amounted to MYR 1,338,535, mainly arising from certain purchase contracts of IT software such as E-commerce website design, Internet of Things (IoT) management platform, system integration platform and Enterprise Resource Planning (ERP) system signed with suppliers. Significant increase in capital commitment was due to the developments of comprehensive Robotics AI Platform designed to facilitate the creation, deployment, and management of intelligent robotic systems that would enable autonomous and robotic decision making. The majority of this contractual commitment is due within five years and upon the project progress. Other than as shown above, the Group did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023 and 2024.

(b)	Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2023 and 2024, and through the issuance date of these consolidated financial statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit
3.1	Memorandum and Articles of Association
3.3	Certificate of Incorporation
4.1	Specimen certificate evidencing Ordinary Shares
10.1	Form of Employment Agreement between the registrant and its officers
10.2	Tenancy Agreement between Agroz Group Sdn. Bhd. and AEON Co. (M) Bhd
10.3	Concessionaire Agreement between Agroz Group Sdn. Bhd. and AEON Co. (M) Bhd
10.4	Yearly Contract between Agroz Group Sdn. Bhd. and AEON Co. (M) Bhd
10.5	Microsoft Publisher Agreement between Agroz Inc. and Microsoft Corporation
10.6	Microsoft AI Cloud Partner Program Agreement between us and a Microsoft affiliate designated by Microsoft
10.7	Tenancy Agreement between Agroz Group Sdn. Bhd. and Child’s Partner (M) Sdn. Bhd.
10.8	Software Development Agreement between Agroz Group Sdn. Bhd. and Braiven Co. Ltd dated January 18, 2023
10.9	Software Development Agreement between Agroz Group Sdn. Bhd. and Braiven Co. Ltd dated April 15, 2024
10.10	Re-Negotiated Payment Terms for Robotics AI Operating System Development Agreement between Agroz Group Sdn. Bhd. and Braiven Co. Ltd.
10.11	Loan Agreement between Agroz Group Sdn. Bhd. and HWG Cash Berhad
10.12	Supplementary Agreement to the Software Development Agreement dated January 18, 2023 between Agroz Group Sdn. Bhd. and Braiven Co. Ltd.
10.13	Supplementary Agreement to the Software Development Agreement dated April 15, 2024 between Agroz Group Sdn. Bhd. and Braiven Co. Ltd.
10.14	IT Services Agreement between Agroz Group Sdn. Bhd. and Braiven Co. Ltd. dated January 1, 2024.
10.15	Offer Letter between the Company and Gerard Kim Meng Lim dated December 24, 2024
10.16	Offer Letter between the Company and May Jin Sim dated December 24, 2024
10.17	Board of Directors Agreement between the Company and Chun Hoo Lim dated August 8, 2023
10.18	Offer Letter between the Company and Adrian Lee dated December 24, 2024
10.19	Board of Directors Agreement between the Company and Pauline Kok dated March 15, 2024.
10.20	The Board of Directors Agreement between the Company and Benjamin Hua Seng Tan dated March 15, 2024.
10.21	The Board of Directors Agreement between the Company and Muhammad Arshad Chaudhry dated March 15, 2024.
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Code of Ethics
21.1	List of Subsidiaries
99.1	Audit Committee Charter
99.2	Compensation Committee Charter
99.3	Nomination and Governance Committee Charter
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

AGROZ INC.

	By:	/s/ Gerard Kim Meng Lim
	Name:	Gerard Kim Meng Lim
	Title:	Chief Executive Officer, Director
Date: May 22, 2025		(Principal Executive Officer)