Form 20-F
period 2025-12-31
Agroz Inc.
filed 2026-09-28
CIK 2009233

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

47810 Petaling Jaya, Selangor, Malaysia

Tel: +60 18-218 2300

Email: ir@agroz.co

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

The number of Agroz Inc.’s outstanding shares as of December 31, 2025 was 21,853,485 Ordinary Shares.

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

Cyber-attacks and security vulnerabilities could result in serious harm to our reputation, business, and financial condition.

Threats to network and data security are constantly evolving and becoming increasingly diverse and sophisticated. Our products and services, as well as our servers and computer systems and those of third parties that we rely on, are subject to cybersecurity risks inherent to companies that process personal data. An increasing number of organizations have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks.

We were informed, in July of 2025, by the Representative, that it had suffered a cybersecurity incident and specifically a ransomware incident, which has resulted in unauthorized access to some of the Representative’s systems and data, and the exfiltration of certain data from the Representative’s systems as well. The Representative has informed us that based on information currently available to the Representative regarding the incident, the Representative believes confidential information regarding the Company that we had provided to the Representative was included in the data that was exfiltrated. The Representative has informed us that it is still investigating the extent of this incident, and has also informed us that it does not have any evidence that this data has been misused at this time.

While we believe that any material data regarding the Company that was exfiltrated is reflected in this Report is therefore publicly available, we could be subject to liability risks to the extent the data consists of sensitive information about our officers, directors, personnel, contractors, customers, suppliers or vendors. We believe that any such risk is manageable and can be absorbed.

In addition to the identified risk above, any additional future cyber incidents and resulting data breaches involving the Company’s confidential data could result in substantial liability, regulatory actions, financial penalties, significant out of pocket costs, damage to our data and ability to do business, and reputational harm.

We and third parties that we rely on may experience cybersecurity incidents due to human error, malfeasance, system errors or vulnerabilities, or other issues. Actual or perceived cybersecurity incidents relating to our data or confidential information could subject us to regulatory investigations and orders, litigation, indemnity obligations, damages, penalties, fines and other costs in connection with actual and alleged contractual breaches, violations of applicable laws and regulations and other liabilities. Any such incident could also materially damage our reputation and harm our business, results of operations and financial condition.

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

Section 404 of the Sarbanes-Oxley Act of 2002, (“Section 404”), requires that we maintain internal control over financial reporting that meets applicable standards. We may err in the design or operation of our controls, and all internal control systems, no matter how well designed and operated, can provide only reasonable assurance that the objectives of the control system are met. Because there are inherent limitations in all control systems, there can be no assurance that all control issues have been or will be detected. If we are unable, or are perceived as unable, to produce reliable financial reports due to internal control deficiencies, investors could lose confidence in our reported financial information and operating results, which could result in a negative market reaction and a decrease in our stock price.

We are required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. We will need to disclose any material weaknesses identified by our management in our internal control over financial reporting. As an “emerging growth company,” we will avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption if and when we cease to be an “emerging growth company.” When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the U.S. Securities and Exchange Commission, or SEC, or other regulatory authorities, which would require additional financial and management resources.

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

If we identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting in the future, we may be late with the filing of our periodic reports, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition or divert financial and management resources from our core business, and would have a material adverse effect on our business, financial condition and results of operations.

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

As of the date of this Report, the Company is a party to a civil lawsuit through its operating subsidiary, Agroz Group Sdn. Bhd. (“Agroz Group”), when on February 5, 2026, V Capital Consulting Limited (“VCCL”) commenced a civil lawsuit against Agroz Group Sdn. Bhd. in High Court of Malaya at Shah Alam (Civil Suit No. BA-22NCVC-39-02/2026). VCCL was previously engaged by Agroz Group Sdn. Bhd. to provide advisory services in connection with the proposed initial public offering on the Nasdaq Stock Market. VCCL alleges that an outstanding consulting fee of $903,213.86 remains due and payable, and claims said amount together with contractual interest and legal costs. Agroz Group Sdn. Bhd. vehemently disputes VCCL’s claims in their entirety and has filed a formal Counterclaim against VCCL and its representative, Hoo Voon Him (“HVH”), claiming $1,250,000.00, together with interest and costs, for damages resulting from alleged misrepresentations and failure to deliver contractual obligations in connection with the fundraising exercise for the proposed Nasdaq listing. As of December 31, 2025, the Company has accrued the full contractual consulting fee liability of $1,000,000 within other payables, with a corresponding deduction from additional paid-in capital. Based on the advice of external litigation counsel, the Company has a reasonable prospect of successfully resisting VCCL’s claim and succeeding in its counterclaim. Consequently, management has determined that no additional provision for damages, interest, or legal costs is required under IAS 37 as of December 31, 2025. In accordance with IAS 37, the Company’s counterclaim of USD 1,250,000 has not been recognized as an asset on the balance sheet. The parties are currently complying with pre-trial directions, with the next case management session and a hearing on the Company’s application for security for costs scheduled for November 19, 2026.

Lawsuits may have a material adverse effect on our business, financial condition, or operations.    Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

Risks Related to The Shares

The trading price of the Shares may be volatile, which could result in substantial losses to you.

The trading prices of the Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies. The securities of some of these companies have experienced significant volatility since their IPOs, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Malaysian companies’ securities after their IPOs may affect the attitudes of investors toward Malaysia-based, U.S.-listed companies, which consequently may affect the trading performance of the Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure, or matters of other Malaysian companies may also negatively affect the attitudes of investors toward Malaysian companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are unrelated to our operating performance.

In addition to the above factors, the price and trading volume of the Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	changes in the economic performance or market valuations of other vertical farm companies;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings, or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, or directors;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.

We rely on dividends and other distributions on equity paid by our operating subsidiary to fund our cash and financing requirements, and any limitation on the ability of any current or future subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

Agroz is a holding company, and we rely on dividends and other distributions on equity paid by our operating subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. There was no transfer of assets between Agroz Group and Agroz in the fiscal year ended December 31, 2024, however a total of $3,776,991 were transferred between Agroz and Agroz Group during the year ended December 31, 2025, and we do not expect Agroz Group to pay us dividends in the foreseeable future. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

If we fail to meet applicable continued listing requirements, Nasdaq may delist the Shares from trading, in which case the liquidity and market price of the Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists the Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for the Shares;

●	reduced liquidity for the Shares;

●	a determination that the Shares are “penny stock,” which would require brokers trading in the Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” The Shares are listed on Nasdaq, so they are covered securities. Although the states are pre-empted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

On February 17, 2026, the Company received a deficiency letter (“Deficiency Letter”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that, for the preceding 30 consecutive business days, the closing bid price for the Company’s Ordinary Shares was below the minimum $1.00 per share requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”). As of the date hereof, the Hearings Panel has made a delisting determination and the Company will appeal its delisting determination to a Hearings Panel.

On May 18, 2026, the Company received a notification letter (“Notice”) from the Listing Qualifications Department of Nasdaq indicating that, because the Company has not yet filed its Form 20-F for the year ended December 31, 2025, the Company no longer complies with Nasdaq Listing Rule 5250(c)(1). The Company anticipates regaining compliance prior to its scheduled hearing on September 29, 2026.

You may have a diminished return on your investment in the Company due to the Company’s issued and outstanding RCPS. Holders of Shares also have certain rights junior to those of the RCPS holders.

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

The Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law and our Memorandum and Articles of Association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board of Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that under no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if the Board of Directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow; our capital requirements and surplus; the amount of distributions, if any, received by us from our subsidiaries; and our financial condition, contractual restrictions, and other factors deemed relevant by the Board of Directors. Accordingly, the return on your investment in the Ordinary Shares will likely depend entirely upon any future price appreciation of the Ordinary Shares. We cannot assure you that the Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in the Ordinary Shares, and you may even lose your entire investment in the Ordinary Shares. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future.

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

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline.

If a trading market for the Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this Report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Malaysia, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Currently, we do not intend to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As an SEC reporting and U.S. listed company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

We are an emerging growth company within the meaning of the JOBS Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley for so long as we remain an emerging growth company. As a result, if we elect not to comply with such attestation requirements, our investors may not have access to certain information they may deem important when compared to public companies which are not emerging growth companies.

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting, and other expenses as a public company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this Offering, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Shares that is held by non-affiliates exceeds US$700 million as of the end of any second fiscal quarter before that time; and (2) the date on which we have issued more than US$1 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on the Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

The above photographs were taken inside certain Agroz indoor CEA vertical farms.

Agroz EduFarm-in-City at AEON Mall Alpha Angle.

On the EduFarm tour, visitors can see the technology behind Agroz’s clean and pesticide-free vegetables.	In the EduFarm, families can learn about how clean and fresh vegetable farming is possible.

Our Business

We primarily derive our revenue from:

(i)	designing and/or constructing indoor CEA vertical farms;

(ii)	operating and managing indoor CEA vertical farms;

(iii)	selling CEA vertical farms;

(iv)	selling of fresh produce from farms operated; and

(v)	trading of fresh produce

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

(i)	Designing and/or Constructing Indoor CEA Vertical Farms

We design and/or construct indoor vertical farms for our clients according to their specific needs. This involves vertical farm layout planning, infrastructure design, framework erection, structural construction, equipment set-up and implementation of Agroz OS within the holistic controlled environment-system we devised, which is essential to the operation of the vertical farms we established. Agroz OS integrates both hardware and software solutions and aims at improving productivity, boosting yield and improving the quality of produce. Agroz OS is comprised of:

●	Digitally automated hardware systems capable of: (i) managing various environmental conditions within the vertical farms and water quality and volume, (ii) providing irrigation and nutrient fertigation; (iii) providing light to crops; (iv) managing energy use; and (v) collecting data to enable management of temperature and lighting within the farms, as well as nutrient provision, irrigation and fertigation; and

●	Software solutions which enable: (i) email and communication systems for the organization of the farm, supported by Microsoft Azure Cloud and Microsoft Azure AI; (ii) an AI agent system, which can undertake complex multi-step autonomous actions within vertical farms and result in vertical farms which can be independently and automatically operated; (iii) Agroz ERP, which enables tracking of every aspect of a vertical farm’s business activities through our proprietary Agroz ERP, supported by Microsoft Azure Cloud and Microsoft Azure AI; and (iv) financial accounting and bookkeeping, supported by Intuit Quickbooks software solutions.

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

(iv)	Sale and Purchase of Fresh Produce From Farms Operated

We generate revenue from the sale of fresh produce generated at the CEA vertical farms we operate and manage. To date, we have successfully grown 50 different crops and are currently selling 21 varieties on the market. Our key distribution avenue is the direct distribution of fresh produce to wholesale distributors and retailers, including to several large supermarket brand retailers in Malaysia, such as AEON and Village Grocer.

(v) Trading of fresh produce

We also generate revenue from trading activities by buying and selling fresh produce from local farms and other wholesalers. The buying of fresh produce from other local farms and suppliers is for the supply to our other business customers other than our large supermarket brand retailers.

Our Business Strategies

Below are our current strategies for our growth and development as a company.

●	Maximizing production efficiency and sustainability. We are focused on increasing our production of fresh produce while maintaining lower costs and sustainability. To accomplish this, we utilize CEA methods, which allow us to achieve higher production rates per square meter compared to conventional farming techniques. We are also committed to minimizing food miles, lowering greenhouse gas emissions, and reducing carbon footprint by locating the CEA vertical farms closest to where fresh produce is consumed.

●	Supporting safety and health through sustainable farming. We are committed to providing customers with safe and healthy produce. Our crops are grown without the use of pesticides, fungicides, insecticides or herbicides. Instead, we employ precise and controlled use of organic nutrients to nourish our produce, promoting their optimal growth without compromising health while achieving remarkably more fresh and higher quality produce for the palate. We implement rigorous quality control measures in the growth of our produce, which minimizes and eliminates spoilage and reduces the risk of bacterial contamination.

●	Leveraging advanced technology to transform agriculture. We deploy cutting edge technologies such as CEA, IoT, big data science, machine learning, artificial intelligence. By embracing these technologies, we strive to be at the forefront of sustainable food production driven by innovation and anchored by continuous improvements.

●	Strategic partnerships in the agriculture technology industry. We collaborate with key industry players in the agricultural technology sector, which gives us access to valuable resources, expertise, and market opportunities. By leveraging our partners’ established networks and customer bases, we can expand our reach and enter new markets and access complementary technologies and innovations. This also enables us to enhance our product offerings and service capabilities. Moreover, these partnerships serve as a platform for knowledge exchange, fostering continuous learning and development within our organization. Our strategic partnerships play a pivotal role in driving sustainable growth and positioning our company as a frontrunner in the agriculture technology industry.

●	We launched Agroz Copilot in October 2025. This is a proprietary software application supported by generative artificial intelligence (Gen AI) technology made possible through Microsoft Azure OpenAI Service and Microsoft AI Cloud Partner Program. We believe Agroz Copilot it will aid human vertical farm operators in crop production. We believe Agroz Copilot will make vertical farming more efficient for our clients.

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

Innovative and Advanced Agriculture Technology (AgTech) solutions

We have proprietary CEA software, which we believe gives us a competitive advantage over other market players. We own the underlying source code to all of the software components of Agroz OS, including (i) the source code to the software platform itself, (ii) the Agroz ERP and DTC online marketplace integrated within, and (iii) the PLC which is an essential component enabling automation and environmental condition control and management within the vertical farms we operate, also integrated within Agroz OS.

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

We have also used the latest generative artificial intelligence technologies made available through Microsoft Azure OpenAI Service to build and develop Agroz Copilot, which launched in October 2025.

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

As of the date of this Report, we implemented in Agroz OS: (i) the above digitally automated hardware systems for Agroz OS (ii) software solutions enabling email and communication systems for farm organization, including Email, Microsoft 365, Microsoft Teams, and file sharing through Microsoft OneDrive; (iii) an AI agent system (as further described below); and (iv) Agroz ERP (as further described below). The software solutions enabling email and communication systems mentioned above and Agroz ERP are supported by Microsoft Azure and Microsoft Azure AI, which solutions are possible pursuant to being Microsoft ISV and Microsoft AI Cloud Partner under the Microsoft Publisher Agreement and Microsoft AI Cloud Partner Program Agreement filed herein as Exhibits 10.7 and 10.8, respectively.

Agroz ERP is a software system that tracks every aspect of the vertical farm’s business activities, including: (1) farm input materials (i.e., seeds, nutrients, growth media, packaging, consumables, carbon dioxide); (2) growth of produce at different stages; (3) farm personnel activity; (4) harvest inventory; (5) sales orders, invoices, and deliveries, and (6) accounting records. Agroz ERP is also accessible as a mobile application

The AI agent system integrated into Agroz OS is supported by Microsoft AI and capable of presenting complex agricultural decisions to farm managers and farm owners and autonomously executing such decisions after human approval is received. The AI system’s agents can undertake complex multi-step autonomous actions within vertical farms and result in vertical farms which can be independently and automatically operated. Investors should be aware that such AI agent system is distinct from the Agroz Copilot; by contrast, Agroz Copilot is a GenAI application separate from Agroz OS, which enables human farmers to input queries and instructions into an application to receive recommendations for assistance with daily tasks, not a system for autonomous functioning of vertical farms.

Agroz OS also includes, which aids users in financial reporting and bookkeeping, with such accounting software stored on cloud servers and financial information protected by encryption technology and firewall.

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

As of December 31, 2025, we have successfully grown over 50 types of nutrient rich, pesticide free, fresh vegetables using our proprietary agricultural technology and are offering 21 varieties on the market (the latter which are indicated with bold text in the table below):

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

The average price which we sell our superfoods for is MYR 9.18, and our gross profit margin on superfoods is 25%. The average price which we sell our non-superfoods for is MYR 3.37, and our average gross profit margin on non-superfoods is 5%.

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

[8]	https://www.pheonixresearch.com/market-report/global-agriculture-technology-market/
[9]	https://straitsresearch.com/report/indoor-farming-market

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

[10]	https://jahaniandassociates.com/wp-content/uploads/2022/07/20220719_Report_Global-Vertical-Farming-Market_JA.pdf
[11]	https://www.statista.com/statistics/487666/projection-vertical-farming-market-worldwide/#:~:text=The%20global%20vertical%20farming%20market,billion%20U.S.%20dollars%20by%202032.
[12]	https://jahaniandassociates.com/wp-content/uploads/2022/07/20220719_Report_Global-Vertical-Farming-Market_JA.pdf
[13]	https://www.stellarmr.com/report/Asia-Pacific-Vertical-Farming-Market/193
[14]	https://www.reportlinker.com/clp/country/2/726406#:~:text=Malaysian%20Agricultural%20Production%20is%20projected,of%201.2%25%20year%20on%20year
[15]	https://www.reportlinker.com/dataset/d2913de0d8abf9297fb2f5786bbd8a7a86858153
[16]	https://www.statista.com/statistics/318732/share-of-economic-sectors-in-the-gdp-in-malaysia/#:~:text=In%202022%2C%20the%20share%20of,sector%20contributed%20about%2050.82%20percent.
[17]	https://ethis.co/blog/future-agritech-in-malaysia-booming-market/
[18]	http://www.ijlgc.com/PDF/IJLGC-2023-32-06-04.pdf
[19]	https://www.kpk.gov.my/kpk/images/mpi_biomass/national_biomas_ap_2030.pdf
[20]	https://www.kpk.gov.my/kpk/images/mpi_biomass/national_biomas_ap_2030.pdf
[21]	https://ap.fftc.org.tw/article/3130. We have not commissioned any of the industry and market data included in this Report.

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

During the fiscal years ended December 31, 2025 and 2024, we leased the following properties to support our business activities and operations:

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

EMPLOYEES

As of December 31, 2025, Agroz Inc. had 3 employees, all of whom are based in Malaysia. The areas of activity for these employees are operations (1), finance (1), and IT (1).

As of December 31, 2025, Agroz Group had 26 employees. The areas of activity for these employees are operations (19), finance (3), IT (1), and business development (3).

LEGAL PROCEEDINGS

On February 5, 2026, VCCL commenced a civil lawsuit against Agroz Group Sdn. Bhd. in High Court of Malaya at Shah Alam (Civil Suit No. BA-22NCVC-39-02/2026). V Capital Consulting Limited (“VCCL”) was previously engaged by Agroz Group Sdn. Bhd. to provide advisory services in connection with the proposed initial public offering on the Nasdaq Stock Market. VCCL alleges that an outstanding consulting fee of $903,213.86 remains due and payable, and claims said amount together with contractual interest and legal costs. Agroz Group Sdn. Bhd. vehemently disputes VCCL’s claims in their entirety and has filed a formal Counterclaim against VCCL and its representative, Hoo Voon Him (“HVH”), claiming $1,250,000.00, together with interest and costs, for damages resulting from alleged misrepresentations and failure to deliver contractual obligations in connection with the fundraising exercise for the proposed Nasdaq listing. As of December 31, 2025, the Company has accrued the full contractual consulting fee liability of $1,000,000 within other payables, with a corresponding deduction from additional paid-in capital. Based on the advice of external litigation counsel, the Company has a reasonable prospect of successfully resisting VCCL’s claim and succeeding in its counterclaim. Consequently, management has determined that no additional provision for damages, interest, or legal costs is required under IAS 37 as of December 31, 2025. In accordance with IAS 37, the Company’s counterclaim of USD 1,250,000 has not been recognized as an asset on the balance sheet. The parties are currently complying with pre-trial directions, with the next case management session and a hearing on the Company’s application for security for costs scheduled for November 19, 2026.

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

Our mission is to improve food safety, food security, and sustainability for society by creating a reliable, accessible food supply through our agricultural technology (“AgTech”) products and services. We believe we are revolutionizing and transforming agricultural production through our CEA technology and methods. We believe our technology enables us to grow more food in less space safely without the use of pesticides, herbicides and other dangerous chemicals, while reducing the need for storage and refrigeration. We aim to improve food security and deliver freshness by growing food locally, nearer to where it is consumed, which reduces transportation and therefore lowers the food miles generated and our carbon emissions impact, leading to more environmentally friendly outcomes for food production.

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

As of the date of this Form 6-K, we have implemented in Agroz OS the above digitally automated hardware systems. We have also integrated in Agroz OS software solutions enabling email and communication systems for farm organization. Agroz OS also includes Agroz ERP, a software system that tracks every aspect of the vertical farm’s business activities, including: (1) farm input materials (i.e., seeds, nutrients, growth media, packaging, consumables, carbon dioxide); (2) growth of produce at different stages; (3) farm personnel activity; (4) harvest inventory; (5) sales orders, invoices, and deliveries, and (6) accounting records. Agroz ERP is also accessible as a mobile application. These software solutions are supported by Microsoft Azure and Microsoft AI, which solutions are possible pursuant to being Microsoft ISV and Microsoft AI Cloud Partner under the Microsoft Publisher Agreement and Microsoft AI Cloud Partner Program Agreement filed herein as Exhibits 10.5 and 10.6, respectively.

We have integrated an AI agent system into Agroz OS, which system is supported by Microsoft AI and capable of presenting complex agricultural decisions to farm managers and farm owners and autonomously executing such decisions after human approval is received. The AI system’s agents can undertake complex multi-step autonomous actions within vertical farms and result in vertical farms which can be independently and automatically operated. Investors should be aware that such AI agent system is distinct from the Agroz Copilot; by contrast, Agroz Copilot is a GenAI application separate from Agroz OS, which enables human farmers to input queries and instructions into an application to receive recommendations for assistance with daily tasks, not a system for autonomous functioning of vertical farms.

Agroz OS additionally includes Intuit QuickBooks to aid in financial reporting and bookkeeping, with such accounting software stored on cloud servers and financial information protected by encryption technology and firewall.

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

RESULTS OF OPERATIONS

Our financial statements contain translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. The conversion of Malaysian Ringgit into U.S. dollars in the financial statements is based on the exchange rates set forth in the statistical release of The Federal Reserve, the central bank of the United States. Unless otherwise noted, all translations from Malaysian Ringgit to U.S. dollars and from U.S. dollars to Malaysian Ringgit for the fiscal year ending on December 31, 2025 (the “2025 Fiscal Year”) were made at the noon buying rate of USD 1.00 = MYR 4.0560 on December 31, 2025, as published in the H.10 statistical release of the United States Federal Reserve Board).

	For the year ended December 31,
	2023	2024	2025	2025
	MYR	MYR	MYR	USD
Revenue
- from third parties	12,998,053	39,427,866	73,130,666	18,030,243
- from related parties	5,473,219	1,433,016	-	-
Total revenue	18,471,272	40,860,882	73,130,666	18,030,243
Cost of revenue	(10,207,774)	(26,045,710)	(51,245,877)	(12,634,585)
Gross profit	8,263,498	14,815,172	21,884,789	5,395,658
Selling and promotion expenses	(434,345)	(208,618)	(1,909,465)	(470,775)
General and administrative expenses	(1,475,338)	(6,099,464)	(6,817,174)	(1,680,763)
Other income	34,093	173,293	219,208	54,045
Credit loss on trade receivables	(66,915)	(661,263)	(286,974)	(70,753)
Operating profit	6,320,993	8,019,120	13,090,384	3,227,412
Loss on redeemable convertible preference shares redemption	(704,900)	-	-	-
Finance costs	(505,826)	(1,673,335)	(1,099,631)	(271,111)
Profit before taxation	5,110,267	6,345,785	11,990,753	2,956,301
Income tax expenses	(1,355,882)	(2,833,617)	(5,407,750)	(1,333,272)
Profit for the year	3,754,385	3,512,168	6,583,003	1,623,029

Revenue

	For the year ended December 31,
	2023	2024	2025	2025
	MYR	MYR	MYR	USD
Offering farm solutions	16,412,500	20,834,674	24,408,050	6,017,764
-Design service	8,412,500	17,434,500	-	-
-Construction services	100,000	3,400,000	24,408,050	6,017,764
-Farm sales	7,900,000	-	-	-
--Aeon Farm equipment	3,900,000	-	-	-
--KD Farm	4,000,000	-	-	-
- Management fees	-	174	-	-
Sale of fresh produce from the CEA vertical farms	2,058,772	20,026,208	48,722,616	12,012,479
	18,471,272	40,860,882	73,130,666	18,030,243

	For the year ended December 31,
	2023	2024	2025	2025
	MYR	MYR	MYR	USD
Offering farm solutions	16,412,500	20,834,674	24,408,050	6,017,764
-from third parties	12,412,500	19,434,500	24,408,050	6,017,764
-from related parties	4,000,000	1,400,174	-	-
Sale of fresh produce from the CEA vertical farms	2,058,772	20,026,208	48,722,616	12,012,479
-from third parties	585,553	19,993,366	48,722,616	12,012,479
-from related parties	1,473,219	32,842	-	-
	18,471,272	40,860,882	73,130,666	18,030,243

Revenue generated from our operations for the 2025 Fiscal Year and 2024 Fiscal Year was MYR 73,130,666 ($18,030,243) and MYR 40,860,882, respectively, representing an increase of MYR 32,269,784, or approximately 79.0%. Our revenue is primarily derived from offering CEA vertical farm solutions to clients and the sale of fresh produce cultivated from our CEA vertical farms. During the 2025 Fiscal Year, all revenue was generated from independent third parties, as revenue from related parties decreased from MYR 1,433,016 in the 2024 Fiscal Year to Nil in the 2025 Fiscal Year.

Revenue from offering farm solutions increased by MYR 3,573,376, or 17.2%, from MYR 20,834,674 in the 2024 Fiscal Year to MYR 24,408,050 ($6,017,764) in the 2025 Fiscal Year. In the 2024 Fiscal Year, farm solutions revenue comprised design services of MYR 17,434,500, construction services of MYR 3,400,000, and management fees of MYR 174. In the 2025 Fiscal Year, farm solutions revenue was derived entirely from construction services of MYR 24,408,050 ($6,017,764), representing an increase of MYR 21,008,050 from construction services in the 2024 Fiscal Year. Approximately 93.6% of construction service revenue (MYR 22,845,935, representing 31.2% of total revenue was derived from a recurring customer (Customer A, Note 17(c)), with the quotation provided in May 2025, the letter of award received in August 2025, and construction services completed in December 2025 with revenue recognized in the same fiscal year. This was a one-off project and future construction service revenue will depend on market opportunities, technical capabilities, and contract negotiations.

Revenue from the sale of fresh produce increased by MYR 28,696,408, or 143.3%, from MYR 20,026,208 in the 2024 Fiscal Year to MYR 48,722,616 ($12,012,479) in the 2025 Fiscal Year. This increase was due to the increased sales volume of vegetables to wholesale customers in the 2025 Fiscal Year. There was no material change in the baseline selling price of fresh produce compared to the 2024 Fiscal Year; however, we expanded the variety of fresh produce sold, including premium produce varieties that command higher unit selling prices. Fresh produce was sourced from third-party suppliers as well as related party contract farms (Agroz Vertical Farms Sdn. Bhd. and Agroz Ventures Sdn. Bhd., Note 21). The increase in 2025 Fiscal Year sales was driven by higher order volumes from both existing and newly acquired commercial customers. Per Note 17(c), sales of fresh produce in the 2025 Fiscal Year exhibited significant customer concentration, with Customer A contributing 27.6% of total revenue, Customer I contributing 22.5%, and Customer G contributing 12.9%. Customer A represented an aggregate of 58.8% of our total revenue across both construction services (31.2%) and fresh produce sales (27.6%) in the 2025 Fiscal Year. Future vegetable sales will depend on market demand, production yields, supply chain stability, and prevailing macroeconomic conditions.

Revenue generated from our operations for the 2024 Fiscal Year and 2023 Fiscal Year was MYR 40,860,882 and MYR 18,471,272 respectively. Our revenue is primarily derived from offering CEA vertical farm solutions to clients, especially for design service. Revenue generated for the 2024 Fiscal Year was MYR 40,860,882, representing an increase of 121.2% from revenue in the 2023 Fiscal Year. This increase in revenue was due to providing design services, which increased from MYR 8,412,500 to MYR 17,434,500. The entire amount of design service revenue was derived from a new customer, with the quotation requested in July 2024 and the letter of award received in September 2024. The design service was completed in December 2024, and the revenue was recognized in the same fiscal year. This was a one-off transaction and any future design service revenue will depend on the availability of opportunities, expertise, and successful negotiations. Vegetable sales for the 2024 Fiscal Year increased from MYR 2,058,772 to MYR 20,026,208, representing an increase of MYR 17,967,436. This increase was due to the increased sales of vegetables to wholesale customers in the 2024 Fiscal Year. In the 2024 Fiscal Year, 64.8% of vegetable sales were recorded in last quarter (Q4), with 58.4% of sales in Q4 of 2024 contributed by new customers. There was no change in the selling price of fresh produce compared to other fiscal quarters in 2024. However, we expanded the variety of fresh produce, including items that command higher prices. Vegetables were sourced from both third-party suppliers and related parties. The increase in Q4 2024 sales was driven by an increase in orders from existing and new customers. Future vegetable sales will depend on market demand, which is influenced by factors such as weather conditions, natural disasters, and broader economic trends.

Costs of revenue

	For the year ended December 31,
	2023	2024	2025	2025
	MYR	MYR	MYR	USD
Costs of revenue
- Construction cost	6,041,901	2,170,000	12,498,750	3,081,546
- Depreciation and amortization	24,888	229,365	458,730	113,099
- Consulting fees	2,330,000	6,667,000	-	-
- Vegetable costs	934,681	16,838,559	37,984,989	9,365,135
- Planting related costs	499,744	59,280	226,003	55,721
- Wages and benefits	376,560	81,506	77,405	19,084
	10,207,774	26,045,710	51,245,877	12,634,585

Our costs of revenue include costs incurred directly from CEA vertical farm construction, employee wages and benefits, depreciation and amortization of software, farms and machinery, consulting fees and vegetable costs, as well as costs related to CEA vertical farm operations, such as seed and fertilizer expenses, utilities and packaging fees. Total costs of revenue increased by MYR 25,200,167, or 96.8%, from MYR 26,045,710 in the 2024 Fiscal Year to MYR 51,245,877 ($12,634,585) in the 2025 Fiscal Year. For the 2025 Fiscal Year, the total costs of revenue comprised primarily MYR 12,498,750 ($3,081,546) in construction costs and MYR 37,984,989 ($9,365,135) in vegetable costs, alongside depreciation and amortization of MYR 458,730 ($113,099), planting related costs of MYR 226,003 ($55,721), and wages and benefits of MYR 77,405 ($19,084).

Construction costs increased significantly from MYR 2,170,000 in the 2024 Fiscal Year to MYR 12,498,750 ($3,081,546) in the 2025 Fiscal Year to execute and deliver the large-scale construction service project for Customer A, which required extensive engagement of external contractors and engineering specialists. Gross profit margin for offering farm solutions decreased from 57.6% in the 2024 Fiscal Year (reflecting high-margin design services) to 48.8% in the 2025 Fiscal Year, as the 2025 revenue consisted entirely of construction services which carry relatively lower margins than design consultancy.

Vegetable costs increased by MYR 21,146,430, or 125.6%, from MYR 16,838,559 in the 2024 Fiscal Year to MYR 37,984,989 ($9,365,135) in the 2025 Fiscal Year, directly driven by higher procurement volumes of fresh produce to fulfill expanding commercial wholesale orders. Direct gross profit margin for fresh produce sales (calculated as fresh produce revenue less direct vegetable costs) improved from 15.9% (or 14.1% after allocating planting related costs, depreciation, and farm labor) in the 2024 Fiscal Year to 22.0% (or 20.5% comprehensively) in the 2025 Fiscal Year, primarily reflecting economies of scale in procurement and the introduction of higher-margin produce varieties.

Our overall gross profit increased by MYR 7,069,617, or 47.7%, from MYR 14,815,172 in the 2024 Fiscal Year to MYR 21,884,789 ($5,395,658) in the 2025 Fiscal Year. However, overall gross profit margin decreased from 36.3% in the 2024 Fiscal Year to 29.9% in the 2025 Fiscal Year. This margin reduction was primarily attributable to: (i) a strategic shift in revenue mix, where lower-margin fresh produce sales expanded from 49.0% of total revenue in the 2024 Fiscal Year to 66.6% in the 2025 Fiscal Year; and (ii) the decrease in farm solutions margin from 57.6% to 48.8% due to the transition from design services to construction execution.

Our costs of revenue increased from MYR 10,207,774 in the 2023 Fiscal Year to MYR 26,045,710 in the 2024 Fiscal Year. For the 2024 Fiscal Year, the total costs of revenue comprising MYR 6,667,000 in consulting fees and MYR 16,838,559 in vegetable costs. Higher consulting fees in the 2024 Fiscal Year to complete a design service project for a customer, which required the engagement of external experts. Despite the increase in consulting fees, the gross profit margin for farm solutions improved from 48.9% in 2023 Fiscal Year to 57.6% in 2024 Fiscal Year. Vegetable costs rose significantly, from MYR 934,681 in the 2023 Fiscal Year to MYR 16,838,559 in the 2024 Fiscal Year. The reason for this increase was due to additional purchases of fresh produce incurred in to fulfill orders from new and existing customers for the sales of fresh produce during the 2024 Fiscal Year. Although vegetable costs increased, the gross profit margin for sales of fresh produce improved from 10.8% in 2023 Fiscal Year to 14.1% in 2024 Fiscal Year. However, the total gross profit margin declined from 44.7% in 2023 Fiscal Year to 36.3% in 2024 Fiscal Year, which was primarily due to the increase in sales of fresh produce that had a dilutive effect of the overall gross profit margin. The proportion of revenue from fresh produce, which yields a lower margin compared to farm solutions, increased from 11.2% in 2023 Fiscal Year to 49.0% in 2024 Fiscal Year.

Selling and promotion expenses

The following table sets forth a breakdown of our selling and promotion expenses for the fiscal years indicated:

	For the year ended December 31,
	2023	2024	2025	2025
	MYR	MYR	MYR	USD
Selling and promotion expenses
- Entertainment expenses	53,121	22,575	-	-
- Marketing fees	381,224	186,043	1,909,465	470,775
	434,345	208,618	1,909,465	470,775

The Group’s selling and promotion expenses are derived from marketing fees and entertainment. We incurred marketing and advertising expenses on popular media platforms, with the intention of boosting our media presence and brand awareness and generating more visitors (and potentially customers) to our website.

Selling and promotion expenses increased by MYR 1,700,847, or 815.3%, from MYR 208,618 in the 2024 Fiscal Year to MYR 1,909,465 ($470,775) in the 2025 Fiscal Year. Marketing fees for the 2025 Fiscal Year were MYR 1,909,465 ($470,775), compared to MYR 186,043 in the 2024 Fiscal Year, representing an increase of MYR 1,723,422. This substantial increase was consistent with our aggressive commercial expansion and branding campaigns to support the 143.3% growth in fresh produce sales, increase retail and wholesale brand equity, and expand market penetration across Malaysia.

Marketing fees for the 2024 Fiscal Year MYR 186,043 were significantly lower than marketing expenses for the 2023 Fiscal Year MYR 381,224, due to the Group’s one-off engagement of an agency to develop the Group’s marketing solutions in the 2023 Fiscal Year to build brand awareness but does not recur in 2024 Fiscal Year.

General and administrative expenses

The following table sets forth a breakdown of our administrative expenses for the fiscal years indicated:

	For the year ended December 31,
	2023	2024	2025	2025
	MYR	MYR	MYR	USD
General and administrative expenses
- Director fee	120,000	1,000,000	1,532,353	377,799
- Professional fees	503,556	2,955,710	1,958,948	482,975
- Wages and benefits	315,762	1,128,559	1,807,759	445,700
- Depreciation and amortization	274,545	583,049	658,729	162,409
- Commission paid	161,129	145,674	273,049	67,320
- Office expenses	98,567	274,610	544,082	134,142
- Penalties	-	-	25,701	6,337
- Others	1,779	11,862	16,553	4,081
	1,475,338	6,099,464	6,817,174	1,680,763

Director fee

During the 2025 and 2024 Fiscal Years, Gerard Kim Meng Lim, the director of Agroz, who is also one of its shareholders, was entitled to an annual director’s fee of MYR 1,300,000 ($350,513) and MYR 1,000,000, respectively for his services to Agroz.

During the 2024 and 2023 Fiscal Years, Gerard Kim Meng Lim, the director of Agroz, who is also one of its shareholders, was entitled to an annual director’s fee of MYR 1,000,000 and MYR 120,000, respectively for his services to Agroz. During the 2023 Fiscal Year, Mr. Lim waived payment for this director’s fee and was accordingly treated as a contribution by a shareholder.

Professional fees

Our legal and professional fees decreased by MYR 996,762, or 33.7%, from MYR 2,955,710 in the 2024 Fiscal Year to MYR 1,958,948 ($482,975) in the 2025 Fiscal Year. This decrease was primarily due to the completion of the Company’s initial public offering in October 2025, with eligible share issuance expenses of MYR 5,791,292 capitalized against additional paid-in capital in shareholders’ equity rather than expensed through profit or loss.

Our legal and professional fees for the 2023 Fiscal Year totaled MYR 503,556, which increased to MYR 2,955,710 in the 2024 Fiscal Year. This increase is mainly attributed to audit fees and other professional fees in preparation for our prospective IPO incurred in the 2024 Fiscal Year.

Wages and benefits

Wages and benefits mainly included staff salaries, Employees Provident Fund, Social Security Organization, Employment Insurance System and allowances. Wages and benefits in general and administrative expenses increased by MYR 679,200, or 60.2%, from MYR 1,128,559 in the 2024 Fiscal Year to MYR 1,807,759 ($445,700) in the 2025 Fiscal Year, primarily due to expanding our administrative and operational headcount from 14 staff in 2024 to 26 staff in the 2025 Fiscal Year

Wages and benefits increased by MYR 812,797 from MYR 315,762 in the 2023 Fiscal Year to MYR 1,128,559 in the 2024 Fiscal Year due to our recruitment of new staff increase from 9 staffs to 14 staffs in the 2024 Fiscal Year.

Depreciation and amortization

Depreciation and amortization charges included in general and administrative expenses increased by MYR 75,680, or 13.0%, from MYR 583,049 in the 2024 Fiscal Year to MYR 658,729 ($162,409) in the 2025 Fiscal Year. These charges mainly comprise depreciation on property, plant and equipment (computer equipment, motor vehicles, renovation) and amortization of intangible assets (ERP software and websites), alongside depreciation of right-of-use office assets. The increase was primarily driven by the full-year amortization of capitalized software and depreciation of motor vehicles acquired and financed via bank borrowings during the year.

Depreciation and amortization charges for the 2024 Fiscal Year in general and administrative expenses amounted to MYR 583,049. These charges mainly include depreciation charges on Agroz Group’s fixed assets, such as furniture and fittings, fire system, computer and equipment, motor vehicles, computer software, websites and renovation. For the 2024 Fiscal Year, our depreciation and amortization charges were MYR 583,049, representing an increase of MYR 308,504 from the 2023 Fiscal Year. This significant increase was due to the Group’s newly leased office premises for operation.

Office expenses

Office expenses increased by MYR 269,472, or 98.1%, from MYR 274,610 in the 2024 Fiscal Year to MYR 544,082 ($134,142) in the 2025 Fiscal Year. This increase was mainly attributed to higher administrative expenses, utility costs, investor relations expenses, and operational overhead associated with supporting a larger corporate structure following our public listing.

Penalties

Penalties recognized within general and administrative expenses for the 2025 Fiscal Year totaled MYR 25,701 ($6,337) (2024: Nil), arising from penalties imposed by lessors for the late payments.

Other income

	For the year ended December 31,
	2023	2024	2025	2025
	MYR	MYR	MYR	USD
Interest income	1,544	316	7	2
Foreign exchange loss	(9,591)	(121,774)	(82,786)	(20,411)
Other income	42,140	294,751	301,987	74,454
Total other income	34,093	173,293	219,208	54,045

Total other income increased by MYR 45,915, or 26.5%, from MYR 173,293 in the 2024 Fiscal Year to MYR 219,208 ($54,045) in the 2025 Fiscal Year. This increase was primarily attributable to increase in sundry other income to MYR 301,987 ($74,454) and a reduction in net foreign exchange losses from MYR 121,774 in 2024 to MYR 82,786 ($20,411) in 2025, partially offset by a decrease in bank interest income to MYR 7 ($2).

Expected credit losses on trade receivables

The following table sets forth a breakdown of our expected credit losses (“ECL”) on trade receivables for the years indicated:

	For the year ended December 31,
	2023	2024	2025	2025
	MYR	MYR	MYR	USD
Reversal of allowances for ECL on third party retail outlet customers	(1,731)	(1,143)	(916)	(226)
Loss allowances for ECL on third industrial business customers	35,852	286,939	700,718	172,761
Loss allowances/(reversal of allowances) for ECL on related party customers	32,794	375,467	(412,828)	(101,782)
Total credit loss on trade receivables	66,915	661,263	286,974	70,753

Loss allowances for trade receivables are always measured in an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date. ECL for trade receivables decreased by MYR 374,289, or 56.6%, from MYR 661,263 in the 2024 Fiscal Year to MYR 286,974 ($70,753) in the 2025 Fiscal Year. This net decrease was primarily driven by a reversal of allowances of MYR 412,828 ($101,782) on related party receivables following the full settlement of all related party trade receivables in the 2025 Fiscal Year. This reversal was partially offset by an increase in loss allowances on third-party industrial business customers of MYR 700,718 ($172,761) (compared to increase of MYR 286,939 in the 2024 Fiscal Year), reflecting the substantial growth in gross receivables from industrial customers and an increase in receivables aged over six months.

For the 2023 Fiscal Year, ECL for trade receivables amounted to MYR 66,915. ECL for trade receivables increased to MYR 661,263 ($147,950) in the 2024 Fiscal Year due to the increase in trade receivables’ credit risk.

Finance costs

The following table sets forth a breakdown of our financial expenses for the years indicated:

	For the year ended December 31,
	2023	2024	2025	2025
	MYR	MYR	MYR	USD
Finance costs
- Bank charges	2,615	4,565	7,356	1,814
- Interest on lease liabilities	124,157	253,389	231,431	57,059
- Interest on redeemable convertible preference shares (“RCPS”)	360,407	1,384,065	828,703	204,314
- Interest on a related party loan	17,081	27,260	22,717	5,601
- Interest on bank borrowings	1,566	4,056	9,424	2,323
Total finance costs	505,826	1,673,335	1,099,631	271,111

Our finance costs include bank charges and interest charges.

Finance costs decreased by MYR 573,704, or 34.3%, from MYR 1,673,335 in the 2024 Fiscal Year to MYR 1,099,631 ($271,111) in the 2025 Fiscal Year. This decrease was primarily attributable to a reduction in interest on RCPS of MYR 555,362, from MYR 1,384,065 in 2024 to MYR 828,703 ($204,314) in the 2025 Fiscal Year, resulting from the conversion of 180,000 AI RCPS into ordinary shares, redemption of 40,000 AI RCPS, and maturity of certain subscriptions. In addition, interest on the related party loan from HWG Cash decreased from MYR 27,260 in 2024 to MYR 22,717 ($5,601) in the 2025 Fiscal Year as the loan principal was fully repaid on October 30, 2025 (Notes 10(a) and 20). Lease interest decreased slightly to MYR 231,431 ($57,059), while interest on bank borrowings increased to MYR 9,424 ($2,323) following additional bank borrowings incurred in late 2025 Fiscal Year.

For the 2023 Fiscal Year, our finance costs amounted to MYR 505,826, mainly attributable to the interest paid to RCPS holders of MYR 360,407. Finance costs increased from MYR 505,826 for the 2023 Fiscal Year to MYR 1,673,335 for the 2024 Fiscal Year. This significant increase was due to an increase in shareholder subscriptions for RCPS.

Loss on redeemable convertible preference share redemption

	For the year ended December 31,
	2023	2024	2025	2025
	MYR	MYR	MYR	USD
Loss arising from RCPS redemption	704,900	—	—	—

For the 2023 Fiscal Year, 3,000,000 shares of Agroz Group RCPS (“AG RCPS”) were fully redeemed along with the related unpaid interests by issuing 336,366 shares of Agroz Inc. RCPS (“AI RCPS”) which had a fair value MYR 3,882,500. On December 1, 2023, the redemption date of the AG RCPS, the net book value of AG RCPS along with the related unpaid dividends was MYR 3,177,600. The loss arising from the redemption of the RCPS redemption amounted to MYR 704,900 was incurred from the difference between fair value of the AI RCPS and the net book value of AG RCPS in the 2023 Fiscal Year. No such loss was incurred in the 2024 or 2025 Fiscal Years.

Income tax expenses - Malaysia profits tax

For the 2025 Fiscal Year, 2024 Fiscal Year and the 2023 Fiscal Year, the tax rate is 24% for companies incorporated in Malaysia with paid-in capital of MYR 2.5 million or more. The Company is subject to income taxes on entities based on profit arising in or derived from the jurisdiction in which the Company and its subsidiaries are domiciled or operate in.

Total income tax expenses increased by MYR 2,574,133, or 90.8%, from MYR 2,833,617 in the 2024 Fiscal Year to MYR 5,407,750 ($1,333,272) in the 2025 Fiscal Year. For the 2025 Fiscal Year, Agroz Group incurred current income tax expenses of MYR 3,960,142 ($976,366) and under-provision of taxes in prior years of MYR 1,468,846 ($362,142), offset by deferred tax credit of MYR 21,238 ($5,236).

For the 2024 Fiscal Year and the 2023 Fiscal Year, the tax rate is 24% for companies incorporated in Malaysia with paid-in capital of MYR 2.5 million or more. The Company is subject to income taxes on entities based on profit arising in or derived from the jurisdiction in which the Company and its subsidiaries are domiciled or operate in.

For the 2024 Fiscal Year, Agroz Group incur current income tax expenses amounted to MYR 2,637,694 and under provision of tax MYR 225,946 in prior years. There is a recognition of deferred tax asset amounting to MYR 30,023 in 2024 Fiscal Year. For the 2023 Fiscal Year, Agroz Group’s income tax expenses amounted to MYR 1,355,882.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth our current assets, non-current assets, current liabilities, non-current liabilities and equity as of the dates indicated:

	As of December 31, 2024	As of December 31, 2025
	MYR	MYR	USD
Assets
Property, plant and equipment	225,316	1,131,487	278,966
Intangible assets	2,096,815	1,625,767	400,830
Deferred tax assets	30,023	51,261	12,638
Prepayments - to a related party	5,517,306	9,566,537	2,358,614
Prepayments and deposits - to third parties	1,684,351	2,169,833	534,968
Total prepayments and deposits	7,201,657	11,736,370	2,893,582
Right-of-use assets	2,277,208	1,767,760	435,838
Deferred offering costs	1,738,900	–	–
Non-current assets	13,569,919	16,312,645	4,021,854

Trade receivables - from third parties	35,596,841	68,292,265	16,837,344
Trade receivables - from related parties	720,013	–	–
Total trade receivables	36,316,854	68,292,265	16,837,344
Prepayments and other receivables	30,915	51,415	12,676
Amount due from a related party	751,695	1,490,385	367,452
Cash	390,500	1,478,091	364,421
Current assets	37,489,964	71,312,156	17,581,893
Total assets	51,059,883	87,624,801	21,603,747

Equity
Share capital	8,540	9,120	2,249
Additional paid-in capital	6,903,616	21,206,933	5,228,534
Other reserves	633,029	1,633,753	402,799
Retained earnings	6,189,752	12,772,755	3,149,101
Total equity	13,734,937	35,622,561	8,782,683

Liabilities
Lease liabilities, non-current	2,095,605	1,594,586	393,143
Bank borrowings, non-current	39,774	746,807	184,124
Redeemable convertible preference shares, non-current	6,213,040	–	–
Non-current liabilities	8,348,419	2,341,393	577,267

Trade payables	14,089,238	20,293,263	5,003,269
Other payables, current	3,105,476	6,781,887	1,672,063
Tax payables	3,991,673	9,349,444	2,305,090
Bank borrowings, current	13,255	95,008	23,424
Lease liabilities, current	397,705	501,018	123,525
Amount due to related parties, current	4,001,850	6,056,741	1,493,279
Redeemable convertible preference shares, current	3,377,330	6,583,486	1,623,147
Current liabilities	28,976,527	49,660,847	12,243,797
Total liabilities	37,324,946	52,002,240	12,821,064
Total equity and liabilities	51,059,883	87,624,801	21,603,747

Trade receivables

	As of December 31, 2024	As of December 31, 2025
	MYR	MYR	USD
Receivables from offering farm solutions
- from third parties	19,234,500	23,039,775	5,680,418
- from related parties	1,100,000	–	–
Receivables from selling of fresh vegetables
- from third parties	16,693,373	46,283,324	11,411,076
- from related parties	32,841	–	–
Total trade receivables, gross	37,060,714	69,323,099	17,091,494
Less: allowances for doubtful debts	(743,860)	(1,030,834)	(254,150)
Total trade receivables, net	36,316,854	68,292,265	16,837,344

Aging analysis of gross trade receivables, based on tax invoice dates, as of December 31, 2024 and 2025 are as follows:

	As of December 31, 2024	As of December 31, 2025
	MYR	MYR	USD
Within 3 months	30,278,889	35,904,817	8,852,272
More than 3 months but within 6 months	3,010,069	6,543,098	1,613,190
More than 6 months but within 1 year	2,470,419	26,409,471	6,511,211
More than 1 year	1,301,337	465,713	114,821
Total trade receivables, gross	37,060,714	69,323,099	17,091,494

Our trade receivables encompass amounts owed to us for offering CEA vertical farm solutions and selling fresh produce. All of our trade receivables are expected to be recovered within one year. We invoice our clients on a milestone basis following our service agreement or upon completion of transactions. Our trade receivable balance increased by MYR 31,975,411, or 88.0%, from MYR 36,316,854 as of December 31, 2024 to MYR 68,292,265 ($16,837,344) as of December 31, 2025. This increase was mainly due to higher outstanding balances from third parties for offering farm solutions of MYR 23,039,775 ($5,680,418) and fresh vegetable sales of MYR 46,283,324 ($11,411,076), whereas related party trade receivables of MYR 1,132,841 at December 31, 2024 were fully collected and settled during the 2025 Fiscal Year.

Importantly, our trade receivables aging profile experienced significant elongation: receivables aged more than 6 months but within 1 year increased from MYR 2,470,419 (6.7% of gross receivables) as of December 31, 2024 to MYR 26,409,471 ($6,511,211), or 38.1% of total gross receivables, as of December 31, 2025. Furthermore, per Note 14(a)(i), the Group has extreme customer credit concentration, with 99.78% (2024: 95.92%) of total gross trade receivables due from our five largest customers as of December 31, 2025. As of December 31, 2025, more than 92% of outstanding trade receivables as of the 2024 Fiscal Year-end had been collected. As of September 28, 2026, approximately 74% of outstanding trade receivables as of December 31, 2025 had been collected.

In determining the recoverability of a trade receivable, we consider any changes in the credit quality of the trade receivables from the date credit was initially granted up to the reporting date. Cumulative ECL allowance increased from MYR 743,860 as of December 31, 2024 to MYR 1,030,834 ($254,150) as of December 31, 2025, reflecting higher provisioning on third-party industrial customers commensurate with extended receivable aging. Management continues to monitor credit quality and believes the recognized provision is adequate.

Prepayments, deposits and other receivables

	As of December 31, 2024	As of December 31, 2025
	MYR	MYR	USD
Non-current:
Prepayments for intangible assets
- to a related party	5,517,306	9,566,537	2,358,614
- to a third party	1,406,508	1,891,990	466,467
	6,923,814	11,458,527	2,825,081
Deposits	277,843	277,843	68,501
Subtotal	7,201,657	11,736,370	2,893,582

Current:
Other receivables	30,915	51,415	12,676
Subtotal	30,915	51,415	12,676
Total prepayments, deposits and other receivables	7,232,572	11,787,785	2,906,258

Total prepayments, deposits and other receivables increased by MYR 4,555,213, or 63.0%, from MYR 7,232,572 as of December 31, 2024 to MYR 11,787,785 ($2,906,258) as of December 31, 2025. This increase was primarily driven by prepayments for e-commerce website design, Enterprise Resource Planning (ERP) system and Robotic AI Platform, which grew from MYR 6,923,814 to MYR 11,458,527 ($2,825,081). Specifically, advance payments to Braiven Co., Ltd., a related party, for the development of a comprehensive Robotics AI Platform increased from MYR 5,517,306 to MYR 9,566,537 ($2,358,614), while prepayments to third-party vendors for e-commerce website design, ERP system and Robotic AI increased from MYR 1,406,508 to MYR 1,891,990 ($466,467). Rental and utility deposits remained unchanged at MYR 277,843 ($68,501), and current other receivables increased slightly to MYR 51,415 ($12,676).

Trade and other payables

	As of December 31, 2024	As of December 31, 2025
	MYR	MYR	USD
Trade payables (note (a))	14,089,238	20,293,263	5,003,269
Other payable and accruals	1,832,975	6,229,993	1,535,994
Wages payable	200,235	21,529	5,308
Interest payable of RCPS	1,072,266	530,365	130,761
Total trade and other payables	17,194,714	27,075,150	6,675,332

Note:

(a)	An aging analysis of the trade payables as of December 31, 2024 and 2025 are as follows:

	As of December 31, 2024	As of December 31, 2025
	MYR	MYR	USD
Within 3 months	13,892,154	17,836,677	4,397,602
More than 3 months but within 6 months	1,226	1,073,750	264,731
More than 6 months but within 1 year	139,580	—	—
More than 1 year	56,278	1,382,836	340,936
Total trade payables	14,089,238	20,293,263	5,003,269

All trade and other payables classified as current are expected to be settled within one year or are repayable on demand. Our trade payables increased by MYR 6,204,025, or 44.0%, from MYR 14,089,238 as of December 31, 2024 to MYR 20,293,263 ($5,003,269) as of December 31, 2025. This increase was mainly due to outstanding balances owed to construction service contractors of MYR 13,801,580 ($3,402,756) and vegetable suppliers of MYR 6,354,456 ($1,566,680), which remained undue as of December 31, 2025. Payables to construction contractors and vegetable suppliers represented approximately 68.0% and 31.3% of total trade payables, respectively. In terms of aging, 87.9% of trade payables were aged within 3 months, while payables aged over 1 year increased from MYR 56,278 to MYR 1,382,836 ($340,936).

Other payables

Other payables and accruals consisted of accrued operating expenses and sundry payables. Other payables and accruals increased by MYR 4,397,018, or 239.9%, from MYR 1,832,975 as of December 31, 2024 to MYR 6,229,993 ($1,535,994) as of December 31, 2025. This substantial increase was primarily due to the accrual of the full contractual consulting fee liability of MYR 4,057,000 ($1,000,247) owed to V Capital Consulting Limited (“VCCL”) in connection with IPO advisory services, which is currently the subject of ongoing litigation as disclosed in Note 23(b) (with a corresponding deduction from additional paid-in capital). Wages payable decreased from MYR 200,235 in the 2024 Fiscal Year to MYR 21,529 ($5,308) in the 2025 Fiscal Year, mainly due to the advance payments made for salary and tax to Inland Revenue Board which resulting in an offsetting impact on the outstanding balance. Interest payable of RCPS decreased from MYR 1,072,266 in the 2024 Fiscal Year to MYR 530,365 ($130,761) in the 2025 Fiscal Year due to payment of RCPS interest in the 2025 Fiscal Year.

Going concern

Our primary source of liquidity has been operational sources of cash, financing from third-party investors, related parties and a bank loan. As of December 31, 2024, we had cash balance amounted to MYR 390,500. As of December 31, 2024, the Group recognized a liability of MYR 9,590,370 in respect of redeemable convertible preference shares, where the shareholders have the rights to request the Company to redeem all of the redeemable convertible preference shares upon maturity date. The aggregate redemption amount for all redeemable preference shares by December 31, 2024 is MYR 10,055,481.

For the 2025 Fiscal Year, we incurred negative operating cash flows of MYR 6,284,550 ($1,549,445). As of December 31, 2025, the Group had cash of MYR 1,478,091 ($364,421). In addition, as of December 31, 2025, we had current liabilities in respect of redeemable convertible preference shares of MYR 6,583,486 ($1,623,147), where holders possess mandatory redemption rights within one year upon maturity, amounts due to related parties of MYR 6,056,741 ($1,493,279), total bank borrowings of MYR 841,815 ($207,548) (of which MYR 95,008 ($23,424) is due within one year). Furthermore, as of December 31, 2025, we had significant remaining contractual capital commitments of MYR 11,995,191 ($2,957,394), primarily arising from executed purchase contracts for E-commerce website design, system integration, and software and AI platform development signed with technology vendors (including third-party suppliers and Braiven Co., Ltd., a related party).

In light of the foregoing circumstances, we have concluded that there is substantial doubt about our ability to continue as a going concern within one year from the date that our consolidated financial statements for the 2025 Fiscal Year were issued. To meet the cash requirements for the next 12 months from the issuance date of the audit report, we plan to undertake a combination of below remediation plans:

1.	We have been continuously seeking additional equity and debt financing from both the public and private markets.

2.	We are focusing on the improvement of operational efficiency, implementing strict cost controls and budget governance and enhancing internal controls to optimize the Group’s resources.

3.	We are developing commercial joint ventures, project-based collaborations, and technology licensing arrangements to expand market reach, access complementary technologies, and share infrastructure development costs

There can be no assurance that we will be successful in achieving our strategic plan, that our future capital raises will be sufficient to support our ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If we are unable to raise sufficient financing or events or circumstances occur such that we do not meet our strategic plans, it would have a material adverse effect on our financial position results of operations cash flows and ability to achieve our intended business objectives. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CASH FLOWS STATEMENTS

The following table sets forth a summary of our cash flows for the year indicated.

	For the year ended December 31,
	2023	2024	2025
	MYR	MYR	MYR	USD

Net cash (used in)/generated from operating activities	(3,409,287)	941,271	(6,284,550)	(1,549,445)
Net cash used in investing activities	(2,628,150)	(6,820,628)	(5,577,937)	(1,375,231)
Net cash generated from financing activities	6,072,688	6,332,084	12,687,796	3,128,155
Effect of foreign currency exchange rate	—	(171,388)	262,282	64,665
Net change in cash	35,251	281,339	1,087,591	268,144
Cash at beginning of year	73,910	109,161	390,500	96,277
Cash at end of year	109,161	390,500	1,478,091	364,421

Operating activities

For the 2025 Fiscal Year, net cash used in operating activities was MYR 6,284,550 ($1,549,445), which primarily reflected our profit before taxation of MYR 11,990,753 ($2,956,301), adjusted for non-cash items including: (i) finance costs of MYR 1,092,275 ($269,297), (ii) aggregate depreciation and amortization of MYR 1,117,459 ($275,508) (comprising depreciation of property, plant and equipment of MYR 136,963 ($33,768), depreciation of right-of-use assets of MYR 509,448 ($125,604), and amortization of intangible assets of MYR 471,048 ($116,136), (iii) credit loss provision on trade receivables of MYR 286,974 ($70,753), and (iv) gain on RCPS modification of MYR 37,092 ($9,145); and further adjusted for working capital changes including: (v) an increase in trade receivables of MYR 32,262,385 ($7,954,237), (vi) an increase in trade payables of MYR 6,204,025 ($1,529,592), (vii) an increase in other payables of MYR 3,825,975 ($943,288), (viii) a decrease in prepayments, deposits and other receivables of MYR 1,718,490 ($423,691), (ix) an increase in amounts due from related parties of MYR 738,690 ($182,123), (x) an increase in amounts due to related parties of MYR 588,883 ($145,188), and (xi) income tax paid of MYR 71,217 ($17,558).

For the 2024 Fiscal Year, net cash generated from operating activities was MYR 941,271, which primarily reflected our net income of MYR 6,345,785, as adjusted for (i) design service provided to a new customer and yet to be collected which amounted to MYR 17,434,500, (ii) sales of fresh produce to two new customers and yet to be collected which amounted to MYR 11,687,976, (iii) increase in trade payables which amounted to MYR 11,791,451, and (iv) increase in finance cost which amounted to MYR 1,668,770.

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

Investing activities

For the 2025 Fiscal Year, net cash used in investing activities was MYR 5,577,937 ($1,375,231), consisting of: (i) payments for purchases of property, plant and equipment of MYR 1,043,134 ($257,183), primarily for motor vehicles and computer hardware; and (ii) payments for purchases of intangible assets totaling MYR 4,534,803 ($1,118,048), comprising payments to a related party (Braiven Co., Ltd.) of MYR 4,049,321 ($998,353) and payments to a third party of MYR 485,482 ($119,695) for ERP development.

For the 2024 Fiscal Year, net cash used in investing activities was MYR 6,820,628, primarily consisting of purchase of intangible assets, including investments into the development of the AI software platform, the e-commerce website, and the Agroz ERP system, all of which are anticipated to be integrated into the Agroz OS at a later stage, amounting to MYR 6,723,078.

For the 2023 Fiscal Year, net cash used in investing activities was MYR 2,628,150, which primarily consisting of purchase of intangible assets, including investments into the development of the AI software platform, the e-commerce website, and the Agroz ERP system, all of which are anticipated to be integrated into the Agroz OS at a later stage, amounting to MYR 1,706,670.

Financing activities

For the 2025 Fiscal Year, net cash generated from financing activities was MYR 12,687,796 ($3,128,155), primarily consisting of: (i) gross proceeds from the issuance of ordinary shares upon IPO of MYR 12,478,247 ($3,076,491), (ii) advances received from related parties of MYR 3,443,291 ($848,938), and (iii) proceeds from secured bank borrowings of MYR 808,000 ($199,211); partially offset by: (iv) repayment of a shareholder’s loan of MYR 2,000,000 ($493,097), (v) total lease liability payments of MYR 629,137 ($155,113) (comprising principal payments of MYR 397,706 ($98,054) and interest payments of MYR 231,431 ($57,059)), (vi) cash interest paid on RCPS of MYR 978,267 ($241,190), (vii) cash redemption of AI RCPS of MYR 405,700 ($100,025), and (viii) total bank borrowings payments of MYR 28,638 ($7,060) (comprising principal payments of MYR 19,214 ($4,737) and interest payments of MYR 9,424 ($2,323).

For the 2024 Fiscal Year, net cash generated from financing activities was MYR 6,332,084, primarily consisting of proceeds from the issuance of AI RCPS totaling MYR 7,989,890 and payment of IPO related costs in the amount of MYR 621,400.

For the 2023 Fiscal Year, net cash generated from financing activities was MYR 6,072,688, primarily consisting of proceeds from the issuance of AI RCPS totaling MYR 3,609,483, proceeds from a related party’s loan in the amount of MYR 1,363,000, cash advances received from a related party in the amount of MYR 1,042,409, proceeds from the issuance of Agroz Group’s ordinary shares in the amount of MYR 820,000, advances received for AI RCPS totaling MYR 918,274 and payment of IPO related costs in the amount of MYR 1,147,842.

Capital expenditures

Our capital expenditure mainly arise from contracted purchase of property, plant and equipment and intangible assets. Our contractual capital expenditures commitment amounted to MYR 11,995,191 ($2,957,394) and MYR 13,313,961 in the 2025 and 2024 Fiscal Year. The capital expenditure mainly arising from certain purchase contracts of IT software such as E-commerce website design and Enterprise Resource Planning (ERP) system signed with suppliers and the developments of comprehensive Robotics AI Platform designed to facilitate the creation, deployment, and management of intelligent robotic systems. The majority of this contractual commitment is due within five years and upon the project progress.

Other than purchases of property, plant and equipment and intangible assets stated under investing activities, there were no other significant capital expenditures incurred in either the 2025 Fiscal Year or the 2024 Fiscal Year.

OFF-BALANCE SHEET ARRANGEMENTS

The Group currently has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, trade and other receivables, prepayments and amounts due from related parties. Cash balances are held with reputable financial institutions in Malaysia with high credit ratings, which management considers to carry minimal credit risk. For trade receivables, the Group is exposed to extreme customer credit concentration: as of December 31, 2025, 99.78% (2024: 95.92%) of total gross trade receivables were due from the Group’s five largest debtors. Management evaluates debtor creditworthiness continuously using lifetime expected credit loss models under IFRS 9.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group does not account for any fixed rate financial instruments at fair value through profit or loss; therefore, fixed-rate borrowings do not expose the Group to fair value interest rate risk. Interest rates on the Group’s lease contracts and bank borrowings are fixed. The Group’s variable interest rate risk arises primarily from cash at bank. Per Note 14(b), if interest rates on bank deposits had been 50 basis points higher/lower with all other variables held constant, the Group’s profit for the 2025 Fiscal Year would increase/decrease by approximately MYR 7,390 ($1,822) (2024: MYR 1,953). Accordingly, the Group’s interest rate risk exposure was insignificant.

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

CRITICAL ACCOUNTING ESTIMATES

Under International Financial Reporting Standards (“IFRS”), we are required to make estimates and assumptions in presentation and preparation of the financial statements for the 2024 Fiscal Year and 2025 Fiscal Year.

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

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our results of operations or financials condition.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) expected credit loss of trade receivables; (ii) operating leases and right of use asset; (iii) redeemable convertible preference shares and (iv) revenue recognition. See Note 3 — Significant Accounting Policies to our consolidated financial statements for a disclosure of these accounting policies. We believe that provision for expected credit losses on trade receivables involve the most significant judgements in the preparation of our consolidated financial statements.

(i) Provision for expected credit losses on trade receivables

The Group estimates the loss allowances for trade receivables by assessing the ECLs in accordance IFRS 9 Financial Instruments. This requires the use of estimates and judgements due to the inherent uncertainty in estimating the expected loss rate over the life of trade receivables.

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

For trade receivables related to third-party industrial business customers and related parties, the Group measures loss allowances at an amount equal to lifetime ECLs, which is calculated using a behavioral scoring system taking into consideration current and historical credit worthiness, aging analysis, operating history in the relevant industry, reputation in the market and paid-in capital scale. Customers with positive behavior in all scoring areas, would be assigned a low-risk grading. Customers with positive behavior in most of the scoring areas, would be assigned a fair-risk grading. Customers with lesser positive behavior in scoring areas, would be assigned a substantial grading. The Group keeps assessing the expected credit loss of trade receivables during their expected lives.

Additionally, the Group makes specific bad debt provisions based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. After the reporting date and up to the date of this report, there have been no significant changes in macroeconomic indicators or customer credit risk that would materially impact the assumptions used in the ECL model. Management continues to monitor forward-looking indicators, including industry-specific developments and credit performance, to assess whether adjustments are required in future reporting periods.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2.3 to our consolidated financial statements entitled ‘Basis of preparation’ for a discussion of recent accounting pronouncements. Effective January 1, 2025, the Group adopted Amendments to IAS 21 - Lack of Exchangeability, which had no material impact on the consolidated financial statements. Recently issued standards not yet effective include Amendments to IFRS 7 and IFRS 9 (effective January 1, 2026), IFRS 18 Presentation and Disclosure in Financial Statements (effective January 1, 2027), and IFRS 19 Subsidiaries without Public Accountability Disclosures (effective January 1, 2027). Management is currently evaluating the impact of these standards and anticipates that their initial adoption will not have a material effect on the Group’s consolidated financial position or results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

Directors and Executive officers	Age	Position
Gerard Kim Meng Lim	55	Director and Chief Executive Officer
Chun Hoo Lim	36	Director
Wee Adrian Lee	50	Chief Technology Officer
Nur Elliyana Mahani	35	Chief Financial Officer*
Pauline Kok	41	Independent Director
Hua Seng Benjamin Tan	53	Independent Director
Muhammad Arshad Chaudhry	61	Independent Director

*	Nur Elliyana Mahani was appointed as Chief Financial Officer in November 2025, following May Jin Sim’s resignation as Chief Financial Officer in November 2025. May Jin Sim previously served as the Company’s Chief Financial Officer from January 2024 to November 2025.

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

Nur Elliyana Mahani

Mr. Nur Elliyana Mahani has served as our Chief Financial Officer since November 2025.

Nur Elliyana Mahani is an accomplished 35-year-old Audit and Finance professional with 13 years of experience spanning both public accounting and corporate finance, underpinned by an Accounting and Finance degree from UiTM. Her career features a rapid rise to Audit Director at Nasharuddin Wong & Co from August 2021 to October 2025, preceded by strategic financial oversight as a Senior Finance Manager at a Malaysian public listed company from July 2019 to June 2021, and foundational audit expertise as an Audit Assistant in July 2013 and progressed as an Audit Manager in August 2017 at Ong Boon Bah & Co until she left in June 2019. She is highly proficient in MFRS/IFRS, corporate governance, and leading complex audit teams, positioning her as a strategic and results-oriented leader capable of ensuring financial integrity and driving operational excellence.

May Jin Sim

Ms. May Jin Sim previously served as our Chief Financial Officer from January 2024 to her resignation in November 2025. She is a certified accountant, having been a member of the Association of Chartered Certified Accountants since 2009 and being a Chartered Accountant as certified by the Malaysia Institute of Accountants since 2013.

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

B. Compensation

The following table sets forth the amount of compensation, including base salary, discretionary bonus, equity compensation, contractual benefits and contributions to defined contribution plans, which was paid, earned and/or accrued during the fiscal year ended December 31, 2025 for each of the officers and directors:

Name and Principal Position	Year	Base Salary ($)	Discretionary Bonus ($)	Equity Compensation ($)	Contractual Benefits and Compensation ($)	Total ($)
Gerard Kim Meng Lim
Chief Executive Officer and Director	2025	$320,434	$0	$0	$0	$320,434

Chun Hoo Lim
Director	2025	$0	$0	$0	$0	$0

Wee Adrian Lee
Chief Technology Officer	2025	$146,823	$0	$0	$0	$146,823

Nur Elliyana Mahani
Chief Financial Officer	2025	$8,874	$0	$0	$0	$8,874

May Jin Sim
Chief Financial Officer	2025	$44,368	$2,465	$0	$0	$46,833
Pauline Kok
Independent Director	2025	$15,272	$0	$0	$0	$15,272
Hua Seng Benjamin Tan	2025	$21,000	$0	$0	$0	$21,000
Independent Director
Muhammad Arshad Chaudhry	2025	$21,000	$0	$0	$0	$21,000
Independent Director
Total	2025	$577,771	2,465	0	0	580,236

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

D.  Employees

As of December 31, 2025, Agroz Inc. had 3 employees, who are based in Malaysia. The areas of activity for these employees are operations (1), finance (1), and IT (1).

As of December 31, 2025, Agroz Group had 26 employees, who are based in Malaysia. The areas of activity for these employees are operations (19), finance (3), IT (1), and business development (3).

E.  Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares;

The calculations in the table below are based on 36,853,485 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares outstanding as of September 28, 2026. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

	Shares beneficially owned
Name of Beneficial Owner	Number of Shares	Approximate percentage of outstanding Shares in Class
Class A Ordinary Shares
Directors, director nominees, and executive officers
Gerard Kim Meng Lim(1)	5,170,606	14.03%
Chun Hoo Lim (1)	2,571,809	6.98%

5% or greater shareholders
Gerard Kim Meng Lim(1)	5,170,606	14.03%
Chun Hoo Lim (1)	2,571,809	6.98%

Class B Ordinary Shares
Gerard Kim Meng Lim	1,000,000	100.00%

5% or greater shareholders	1,000,000	100.00%
Gerard Kim Meng Lim

Redeemable Convertible Preference Shares
5% or greater shareholders

OLC Commercial Broker Pte Ltd (1)	200,000	35.72%
Boon Hoe Koo (1)	40,000	7.14%
Christopher Dao Seng Wong (1)	36,364	6.49%
Choon Tham How (1)	60,000	10.71%
Rashid Aleem Qureshi (1)	80,000	14.29%

(1)	c/o Agroz Inc., No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara, 47810 Petaling Jaya, Selangor, Malaysia.

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

Set forth below are related party transactions of the Group for the fiscal years ended December 31, 2025, 2024 and 2023, which are identified in accordance with the rules prescribed under Form 20-F.

The related parties of the Company and their relationships to the Company are set forth as follows:

Name of entity or individual	Relationship
Mr. Gerard Kim Meng Lim	Chief Executive Officer

Ms. Khoo Kwai Fun (“Ms Khoo”)	Spouse of Mr. Gerard Kim Meng Lim and became a shareholder of the Company in January 2024

Mr. Au Say Kiat	Close family member of Mr. Gerard Kim Meng Lim and became a shareholder of the Company in February 2024

Isa Wellness Marketing	An entity controlled by a close family member of Mr. Gerard Kim Meng Lim

EPetani Sdn. Bhd.	Significantly influenced by Mr. Gerard Kim Meng Lim* and ceased to be a related party in January 2024**

Isa Farm Sdn. Bhd.	Under common control of Mr. Gerard Kim Meng Lim

Braiven Co., Ltd. (“Braiven”)	Significantly influenced by key management of the Group*

HWG Cash Berhad (“HWG Cash”)	Under common control of Mr. Chun Hoo Lim; HWG Cash ceased to be a shareholder of the Company in January 2024

Agroz Ventures Sdn. Bhd. (“Agroz Ventures”)	Significantly influenced by Agroz Group***

Agroz Vertical Farms Sdn. Bhd. (“Agroz Vertical Farms”)	Significantly influenced by Agroz Group***

Agroz Asia Sdn. Bhd. (“Agroz Asia”)	Under common control of Mr. Gerard Kim Meng Lim

Ahoku Ventures Sdn. Bhd.	Under common control of Mr. Gerard Kim Meng Lim

*	As used in this “Related Party Transactions” section, “significant influence” has the meaning set forth in Item 7B of Form 20-F: having the power to participate in the financial and operating policy decisions of the applicable enterprise, but less than control. Shareholders beneficially owning a 10% interest in voting power are by this definition presumed to have significant influence over the applicable entity.

**	In January 2024, Mr. Gerard Kim Meng Lim disposed of his shares in EPetani Sdn. Bhd., and EPetani Sdn. Bhd. is no longer a related party to the Group.

***	Agroz Group’s shareholdings of 19% in each of Agroz Ventures and Agroz Vertical Farms are proxy holdings, with such shares held in trust. While shareholders holding 10% or more of the voting power in an entity are presumed to have a significant influence on the entity under Item 7B of Form 20-F, under International Accounting Standards (“IAS”) 28 and International Financial Reporting Standards (“IFRS”) 9, significant influence requires a holding of 20% or more in voting power. Agroz Group does not possess any Director nomination rights, voting power, or decision-making influence on the Board of Directors of either Agroz Ventures or Agroz Vertical Farms. Although Agroz Group meets the significant influence presumption under Item 7B of Form 20-F, it does not meet the criteria under IAS 28 and IFRS 9 criteria for significant influence. Therefore, Agroz Group does not believe these proxy holdings should be accounted under equity method. These proxy holdings additionally do not meet the criteria of assets under IASB Framework. The Company, through its wholly owned subsidiary, Agroz Group Sdn Bhd, pursuant to agreements with each of these entities, agreed to operate vertical farms owned by Agroz Ventures and Agroz Vertical Farms in return for a share of such vertical farms’ revenue. Such revenue is received by Agroz Group in consideration of the services Agroz Group provides and the license it grants to use its technology. While IFRS 15 Revenue from Contracts with Customers will be applied for the Company’s performance obligations under such agreements (i.e. operating Agroz Ventures and Agroz Vertical Farms’ vertical farms), the transaction price for Agroz Group’s performance obligations is share of revenue on inhouse produced vegetables sales revenue to other parties except Agroz as management fee. There was no management fee earned for the fiscal year ended December 31, 2025 and December 31, 2023. During the 2024 Fiscal Year, the management fee earned on vegetable sales revenue is insignificant.

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

(b) CEA vertical farm design and construction services to Agroz Vertical Farms

In the 2024 Fiscal Year, Agroz Group sold CEA vertical farm solutions to Agroz Vertical Farms in the aggregate amount of MYR 1,400,174.

(c) Purchases of fresh produce from Agroz Vertical Farms

In the 2025 Fiscal Year, Agroz Group purchased fresh produce from Agroz Vertical Farms in the aggregate amount of MYR 4,240,909.

In the 2024 Fiscal Year, Agroz Group purchased fresh produce from Agroz Vertical Farms in the aggregate amount of MYR 4,115,842.

In the 2023 Fiscal Year, Agroz Group purchased fresh produce from Agroz Vertical Farms in the aggregate amount of MYR 886,100.

(d) Purchases of fresh produce from Agroz Ventures

In the 2025 Fiscal Year, Agroz Group purchased fresh produce from Agroz Ventures in the aggregate amount of MYR 265,349.

In the 2024 Fiscal Year, Agroz Group purchased fresh produce from Agroz Ventures in the aggregate amount of MYR 274,733.

(e) Purchases of fresh produce from EPetani Sdn. Bhd.

In the 2023 Fiscal Year, Agroz Group purchased fresh produce from EPetani Sdn. Bhd. in the aggregate amount of MYR 48,581.

(f) Expenses paid by the Group on behalf of Agroz Vertical Farms

During the 2025 Fiscal Year, 2024 Fiscal Year and 2023 Fiscal Year, Agroz Group paid operating expenses amounting to MYR 1,485,404, MYR 818,196 and MYR 1,571,296, respectively, on behalf of Agroz Vertical Farms. These operating expenses include wages, rental and other miscellaneous expenses. These expenses were deemed to be expenses paid on behalf by the Group, as these expenses are in substance to be incurred by Agroz Vertical Farms, as it is relating to farm operations, pursuant to the licensing, operations and management agreement. Agroz Group does not receive any benefits for these payment on behalf.

As Agroz Group also purchase fresh produce from Agroz Vertical Farms, there is mutual agreement between both parties where balances will be settled at net basis unless otherwise stated.

(g) Expenses paid by the Group on behalf of Agroz Ventures

In the 2025 Fiscal Year and 2024 Fiscal Year, Agroz Group paid expenses amounting to MYR 1,228,772 and MYR 751,695 on behalf of Agroz Ventures, respectively. Agroz Ventures repaid Agroz Group MYR 950,000 and MYR 3,021,580 during the 2025 Fiscal Year and 2024 Fiscal Year respectively. Agroz Group does not receive any benefits for these payment on behalf.

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

(j) Expenses paid on behalf of the Group by Mr. Gerard Kim Meng Lim

During the 2025 Fiscal Year, 2024 Fiscal Year and 2023 Fiscal Year, Mr. Lim paid for, on the Group’s behalf, certain operating expenses of Agroz Group amounted to MYR 3,864,544, MYR 240 and MYR 350,927, respectively. The Group repaid Mr. Lim MYR 97,308, MYR 53,280 and MYR 339,333 during the 2025 Fiscal Year, 2024 Fiscal Year and 2023 Fiscal Year, respectively.

(k) Expenses paid on behalf of the Group by Ms. Khoo Kwai Fun

During the 2025 Fiscal Year, 2024 Fiscal Year and 2023 Fiscal Year, Ms. Khoo paid for, on the Group’s behalf, certain expenses of Agroz Group amounted to MYR 47,308, MYR 120,637 and MYR 110,289 respectively. The Group repaid Ms. Khoo MYR 83,206, MYR 105,028 and MYR 257,749 during the 2025 Fiscal Year, 2024 Fiscal Year and 2023 Fiscal Year, respectively.

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

(n) Software development services provided to Agroz Group

In the 2023 Fiscal Year, Braiven provided software development services to Agroz Group pursuant to the Software Development Agreement with Braiven dated January 18, 2023 (the “Braiven Software Development Agreement”) entered into between Braiven and Agroz Group, for which Braiven invoiced Agroz Group $300,000, and Agroz Group paid $138,697 during the 2023 Fiscal Year, and the remaining balance was fully paid on February 29, 2024. On January 18, 2024, Braiven issued Agroz Group a final invoice of $200,000 of which Agroz Group paid in full on April 28, 2024. Pursuant to the terms of the Braiven Software Development Agreement, Braiven agreed to develop an IoT management platform, a video management platform, and data visualization platform for Agroz Group and to establish a backend Infrastructure for Agroz Group’s operations of sensors and cameras. Braiven also agreed to provide training and support as well as documentation to Agroz Group in connection with these services. The scope of the services specified in the Braiven Software Development Agreement are subject to modification by the parties by mutual agreement. All intellectual property rights in the Software developed under this Agreement shall be owned by Agroz Group and there will be no license granted to Braiven to use the software. As consideration for Braiven’s services under the Braiven Software Development Agreement, Agroz Group agreed to pay an aggregate of $500,000 to Braiven as follows: (i) 30% of such aggregate amount to be payable upon the execution of the Braiven Software Development Agreement, (ii) 30% of such aggregate amount to be payable upon the completion and ready for User Acceptance Test, and (iii) 40% of such aggregate amount payable upon Braiven’s final delivery of and Agroz Group’s acceptance of the software platforms identified in this paragraph. The Braiven Software Development Agreement is filed herein as Exhibit 10.8 and the Supplementary Agreement to the Braiven Software Development Agreement dated January 18, 2023 is filed herein as Exhibit 10.12, which clarified that there will be no license granted from Agroz Group to Braiven under such agreement. As of the date of this Report, Agroz Group has fully remitted all of these three milestone payments. Agroz Group does not face any material foreign exchange rates pursuant to the Braiven Software Development Agreement because payments to Braiven are made to a bank account that holds funds in U.S. dollars.

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

The Company determines pricing and supply with both related and non-related parties based on a willing buyer, willing seller basis. To the best of the Company’s knowledge, past related party transactions were not entered into on more favorable terms than terms in non-related party transactions. Please see the “Risk Factor” section for a more detailed discussion of risks related to our related party transactions. Disputes with related parties, if they arise, will be resolved through direct negotiations with the Company and such related parties. As of the end of the 2024 Fiscal Year and as of the end of the 2025 Fiscal Year, the Company had no disputes with its related parties.

Policies and Procedures for Related-Party Transactions

The audit committee of the Board plays a crucial role in overseeing related party transactions. The audit committee reviews and approves all of our related party transactions occurring after listing on the Nasdaq. We currently follow the below process:

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

Legal Proceedings

Except for the active civil litigation with V Capital Consulting Limited (“VCCL”) disclosed in “Item 4. Information on the Company — Legal Proceedings” and Note 23(b) to our consolidated financial statements (High Court of Malaya at Shah Alam, Civil Suit No. BA-22NCVC-39-02/2026), we are currently not a party to any material legal or administrative proceedings. We have been, and may from time to time be involved in various legal proceedings arising from the normal course of business activities. The results of litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on our business, financial condition and/or operations because of defense and settlement costs, diversion of management resources and other factors.

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

C. Material Contracts

Other than as set forth below and other than those described under “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions”, we have not entered into any material contracts other than in the ordinary course of business.

Note Financing

On February 10, 2026, the Company entered into a Note Purchase Agreement with an investor (“Investor”), pursuant to which the Company issued and sold to the Investor a Secured Promissory Note in the original principal amount of $3,330,000.00 (the “Note”). The Note carries an original issue discount of $300,000.00 (the “OID”). In addition, the Company agreed to pay $30,000.00 to Investor to cover Investor’s legal fees, accounting costs, due diligence, monitoring and other transaction costs incurred in connection with the purchase and sale of the Note (the “Transaction Expense Amount”). The OID and the Transaction Expense Amount are included in the initial principal balance of the Note. The purchase price of the Note is $3,000,000.00, computed as follows: $3,330,000.00 initial principal balance, less the OID, less the Transaction Expense Amount. The Company consummated the offering of the Note (“Offering”) on February 10, 2026. The Company’s placement agent, Maxim Group LLC, was paid $210,000.00 in commissions, or seven percent (7%) of the gross proceeds from the Offering. The Company received offering proceeds of $2,740,440.00 following the deduction of legal fees and placement agent fees.

Note Purchase Agreement

Pursuant to the Note Purchase Agreement, until all obligations under the Transaction Documents (as defined below) are paid and performed in full (or as otherwise expressly provided), the Company covenants that: (i) for so long as the Investor beneficially owns the Note and for at least twenty (20) Trading Days thereafter, the Company shall timely file all reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), maintain adequate current public information in compliance with Rule 144 under the Securities Act of 1933, as amended, and remain a reporting issuer under the Exchange Act; (ii) the Company’s Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) shall remain listed or quoted on NYSE, NYSE American, or Nasdaq, as applicable; (iii) trading in the Ordinary Shares shall not be suspended, halted, chilled, frozen, reach zero bid, or otherwise cease on the Company’s principal trading market, other than due to market-wide trading suspensions; (iv) neither the Company nor any subsidiary shall effect any Restricted Issuance (as defined below) without the Investor’s prior written consent, unless the proceeds are used to repay the Note in full; (v) the Company shall not enter into any agreement or covenant that restricts or prohibits a variable-rate transaction with the Investor or its affiliates or the issuance of any Company securities to the Investor or its affiliates; (vi) neither the Company nor AGROZ GROUP shall grant any lien, security interest, or encumbrance on any assets without the Investor’s prior written consent; (vii) the Company shall not permit Agroz Group to sell, transfer, or issue any equity, voting rights, or other equity interests; (viii) the Company shall not permit Agroz Group to incur indebtedness other than in the ordinary course of business; and (ix) any newly formed or acquired subsidiary or business shall execute a guaranty substantially similar to the Guaranty within ten (10) Trading Days of such formation or acquisition.

After an Event of Default (as defined below), the Investor may seek injunctive relief: (i) prohibiting any issuance of Ordinary Shares or preferred stock unless fifty percent (50%) of gross proceeds are contemporaneously applied to the Note; (ii) invalidating any lock-up imposed in breach of clause (v) of the immediately preceding paragraph; and (iii) preventing the consummation of any Fundamental Transaction (as defined below) unless the Note is repaid in full or the Investor provides written consent.

“Transaction Documents” means the Note, the Security Agreement, the Pledge Agreement, the Guaranty, and all other certificates, documents, agreements, resolutions and instruments delivered to any party under or in connection with the Note Purchase Agreement, as the same may be amended from time to time.

“Trigger Event” means any of the following: (i) the Company fails to pay any principal, interest, fees, charges, or any other amount when due and payable hereunder; (ii) a receiver, trustee or other similar official shall be appointed over the Company or a material part of its assets and such appointment shall remain uncontested for twenty (20) days or shall not be dismissed or discharged within sixty (60) days; (iii) the Company becomes insolvent or generally fails to pay, or admits in writing its inability to pay, its debts as they become due; (iv) the Company makes a general assignment for the benefit of creditors; (v) the Company files a petition for relief under any bankruptcy, insolvency or similar law (domestic or foreign); (vi) an involuntary bankruptcy proceeding is commenced or filed against the Company; (vii) the Company enters into a definitive agreement that contemplates a Fundamental Transaction that does not include as a condition to closing the full repayment of the Note, or the Company consummates a Fundamental Transaction where the Note is not repaid in full at the closing of such Fundamental Transaction; (viii) the Company fails to observe or perform any covenant set forth in Section 4 of the Note Purchase Agreement; (ix) the Company defaults or otherwise fails to observe or perform any covenant, obligation, condition or agreement of the Company contained herein or in any other Transaction Document (as defined in the Purchase Agreement), other than those specifically set forth in this definition and Section 4 of the Note Purchase Agreement; (x) any representation, warranty or other statement made or furnished by or on behalf of the Company to the Investor herein, in any Transaction Document, or otherwise in connection with the issuance of the Note is false, incorrect, incomplete or misleading in any material respect when made or furnished; (xi) any money judgment, writ or similar process is entered or filed against the Company or any subsidiary of the Company or any of its property or other assets for more than $500,000.00, and shall remain unvacated, unbonded or unstayed for a period of twenty (20) calendar days unless otherwise consented to by the Investor; or (xii) the Company or any subsidiary of the Company, breaches any covenant or other term or condition contained in any Other Agreements.

“Event of Default” means a Trigger Event which becomes an event of Default. At any time following the occurrence of a Trigger Event, the Investor may, at its option, send written notice to the Company demanding that the Company cure the Trigger Event within five (5) Trading Days or ten (10) Trading Days with respect to the other Trigger Events. If the Company fails to cure the Trigger Event within the required five (5) or ten (10) Trading Day cure period, as applicable, such Trigger Event becomes an event of Default under the Note.

“Fundamental Transaction” means: (a) (i) the Company or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, consolidate or merge with or into (whether or not the Company or any of its subsidiaries is the surviving corporation) any other person or entity, (ii) the Company or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other person or entity, (iii) the Company or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, allow any other person or entity to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of voting stock of the Company (not including any shares of voting stock of the Company held by the person or persons making or party to, or associated or affiliated with the persons or entities making or party to, such purchase, tender or exchange offer), (iv) the Company or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other person or entity whereby such other person or entity acquires more than 50% of the outstanding shares of voting stock of the Company (not including any shares of voting stock of the Company held by the other persons or entities making or party to, or associated or affiliated with the other persons or entities making or party to, such stock or share purchase agreement or other business combination), (v) the Company or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, reorganize, recapitalize or reclassify the Ordinary Shares or preferred shares, other than an increase in the number of authorized Ordinary Shares or preferred shares, (vi) the Company transfers any material asset to any subsidiary, affiliate, person or entity under common ownership or control with The Company, or (vii) The Company pays or makes any monetary or non-monetary dividend or distribution to its shareholders; or (b) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act (as defined in the Note Purchase Agreement) and the rules and regulations promulgated thereunder) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding voting stock of the Company.

“Other Agreements” means, collectively, (i) all existing and future agreements and instruments between, among or by the Company (or an affiliate), on the one hand, and the Investor (or an affiliate), on the other hand, and (ii) any financing agreement or a material agreement that affects the Company’s ongoing business operations.

“Restricted Issuance” means the issuance, incurrence or guaranty of any debt obligations (including any merchant cash advance, account receivable factoring or other similar agreement), other than trade payables in the ordinary course of business, or the issuance of any securities that (i) have or may have conversion rights of any kind, contingent, conditional or otherwise, in which the number of shares that may be issued pursuant to such conversion right varies with the market price of the Ordinary Shares; (ii) are or may become convertible into Ordinary Shares (including without limitation convertible debt, warrants or convertible preferred shares), with a conversion price that varies with the market price of the Ordinary Shares, even if such security only becomes convertible following an event of default, the passage of time, or another trigger event or condition; (iii) have a fixed conversion price, exercise price or exchange price that is subject to being reset at some future date at any time after the initial issuance of such debt or equity security (A) due to a change in the market price of Company’s Ordinary Shares since the date of the initial issuance or (B) upon the occurrence of specified or contingent events directly or indirectly related to the business of Company (including, without limitation, any “full ratchet” or “weighted average” anti-dilution provisions, but not including any standard anti-dilution protection for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction); or (iv) are issued or to be issued in connection with Section 3(a)(9) exchange, a Section 3(a)(10) settlement, or any other similar settlement or exchange. For the avoidance of doubt, Ordinary Shares issued pursuant to any of the following will not be considered Restricted Issuances: (i) at-the-market facilities; or (ii) primary offerings of Ordinary Shares, convertible preferred stock, or warrants without variable price mechanics or anti-dilution or other similar mechanics that would allow for the reduction of the conversion price of the convertible preferred stock or the exercise price of the warrants.

The Note Purchase Agreement is filed herein as Exhibit 10.22. Capitalized terms used in the “Note Purchase Agreement” subsection of this Report have the meanings set forth in the Note Purchase Agreement.

Secured Promissory Note

The Note has an original principal amount of $3,330,000.00 and carries an OID of $300,000.00. Any interest, fees, charges, and late fees accrued under the Note (“Issuance Date”) are due on the date that is six (6) months after the issuance date of the Note (the “Maturity Date”). The Note bears interest on its Outstanding Balance at the rate of nine percent (9%) per annum from the Issuance Date until the same is paid in full. Interest is computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of the Note on the Maturity Date. The Company may prepay the Note without any penalties.

Each time the Company receives any funds in connection with any fundraising or financing transaction (including, but not limited to, any warrant exercises, “at the market” financing, equity line of credit or debt financing), it shall immediately make a mandatory prepayment under the Note in an amount equal to the lesser of (a) thirty-three percent (33%) of the amount raised in such transaction, and (b) the Outstanding Balance due under the Note as of the closing date of such financing, payable within two (2) Trading Days of receiving such amount.

On up to two (2) separate occasions, the Company may extend the Maturity Date by three (3) months by sending the Investor ten (10) days’ prior written notice. Each time the Company exercises this extension right, the Outstanding Balance will automatically increase by seven-and-a-half percent (7.5%).

Subject to the terms of the Note, at any time after the occurrence of any Trigger Event, Investor may, at its option, increase the Outstanding Balance by applying the Trigger Effect (as defined below). At any time following the occurrence of a Trigger Event, Investor may, at its option, send written notice to Borrower demanding that Borrower cure the Trigger Event described in clause (a) of Section 3.1 (the Company fails to pay any principal, interest, fees, charges, or any other amount when due and payable) within five (5) Trading Days or ten (10) Trading Days with respect to the other Trigger Events. If Borrower fails to cure the Trigger Event within the required five (5) or ten (10) Trading Day cure period, as applicable, such Trigger Event will automatically become an Event of Default.

At any time and from time to time following the occurrence of any Event of Default, Investor may accelerate the Note by written notice to Borrower, with the Outstanding Balance becoming immediately due and payable in cash at the Mandatory Default Amount (as defined below). Notwithstanding the foregoing, upon the occurrence of any Trigger Event described in clauses (b) – (f) of Section 3.1, an Event of Default will be deemed to have occurred and the Outstanding Balance as of the date of the occurrence of such Trigger Event shall become immediately and automatically due and payable in cash at the Mandatory Default Amount, without any written notice required by Investor for the Trigger Event to become an Event of Default. At any time after the occurrence of any Event of Default, upon written notice given by the Investor to the Company, interest shall accrue on the Outstanding Balance beginning on the date the applicable Event of Default occurred at an interest rate equal to the lesser of twenty-two percent (22%) per annum or the maximum rate permitted under applicable law (“Default Interest”).

“Mandatory Default Amount” means the Outstanding Balance following the application of the Trigger Effect.

“Major Trigger Event” means any Trigger Event occurring under Sections 3.1(a) - 3.1(h) of the Note.

“Minor Trigger Event” means any Trigger Event that is not a Major Trigger Event.

“Trigger Effect” means multiplying the Outstanding Balance as of the date the applicable Trigger Event occurred by (a) fifteen percent (15%) for each occurrence of any Major Trigger Event, or (b) five percent (5%) for each occurrence of any Minor Trigger Event, and then adding the resulting product to the Outstanding Balance as of the date the applicable Trigger Event occurred, with the sum of the foregoing then becoming the Outstanding Balance under the Note as of the date the applicable Trigger Event occurred; provided, however, that the aggregate application of the Trigger Effect may not exceed twenty-five percent (25%).

Any fees, balance adjustments, Default Interest or other charges assessed under the Note are not penalties but instead are intended by the parties to be, and shall be deemed, liquidated damages.

A form of the Note is filed herein as Exhibit 10.23. Capitalized terms used in the “Secured Promissory Note” subsection of this Report have the meanings set forth in the Note.

Security Agreement, Pledge Agreement, and Guaranty

The Company’s obligations under the Note and the other Transaction Documents are secured by: (i) all of Company’s assets, as further described in the Security Agreement (the “Security Agreement”), a form which is filed herein as Exhibit 10.23; (ii) a pledge of Company’s ordinary shares in Agroz Group which is the subsidiary of the Company, pursuant to the terms of the Pledge Agreement (the “Pledge Agreement”) a form which is filed herein as Exhibit 10.24; and (iii) a guarantee of the Company’s obligations pursuant to the Transaction Documents by Agroz Group pursuant to the Guaranty, a form of which is filed herein as Exhibit 10.25.

Under the Security Agreement, the Company pledged and granted to the Investor a first-position security interest in the Collateral (as defined below), as security for the Obligations (as defined below). Amongst other things, the Company also agreed not to sell or otherwise dispose, or offer to sell or otherwise dispose, of the Collateral or any interest therein (other than inventory in the ordinary course of business) and not to, directly or indirectly, allow, grant or suffer to exist any Lien (as defined in the Security Agreement”) upon any of the Collateral, other than Permitted Liens (as defined in the Security Agreement). Under the Pledge Agreement, the Company granted the Investor a first-position security interest in all of the ordinary shares of Agroz Group held by the Company. Under the Guaranty, Agroz Group agreed guarantee the Obligations (as defined in the Guaranty).

“Collateral” means all right, title, interest, claims and demands of the Investor in and to the property described in Schedule A of the Security Agreement, and to all replacements, proceeds, products, and accessories thereof.

“Obligations” means all loans, advances, future advances, debts, liabilities and obligations, howsoever arising on or after February 10, 2026, owed by the Company to the Investor or any affiliate of the Investor of every kind and description, whether created by the Note, the Security Agreement, any other Transaction Documents, any future loan or other agreements between the Company and the Investor (or any affiliate of the Investor), any modification or amendment to any of the foregoing, guaranty of payment or other contract or by a quasi-contract, tort, statute or other operation of law, whether incurred or owed directly to the Investor or as an affiliate of the Investor or acquired by the Investor or an affiliate of the Investor by purchase, pledge or otherwise, (b) all costs and expenses, including attorneys’ fees, incurred by the Investor or any affiliate of the Investor in connection with the Note or in connection with the collection or enforcement of any portion of the indebtedness, liabilities or obligations described in the foregoing clause (a), (c) the payment of all other sums, with interest thereon, advanced in accordance herewith to protect the security of the Security Agreement, and (d) the performance of the covenants and agreements of the Company contained in the Security Agreement and all other Transaction Documents.

Robotic Development Agreement

On January 2, 2026, Agroz Group entered into the Robotic Development Agreement (“Robotic Development Agreement”) with Braiven Sdn Bhd (“Developer”). Under the Robotic Development Agreement, Agroz Group engaged the Developer for the design, development, and implementation of a comprehensive Robotics AI platform to facilitate the creation, development, and management of intelligent robotic systems (“Software”). The platform is envisioned to empower users to build custom robotic applications across various industries and use cases. Development of the Software will undergo various phases, as more fully set forth in the Robotic Developmetn Agreement. The consideration (“Consideration”) Agroz Group agreed to pay for the Software is ten million dollars ($10,000,000), which invoicing for the consideration will be made according to the following milestones: (i) 10% of the Consideration invoiced upon mobilization of the Software; (ii) 20% of the Consideration invoiced upon completion of phase 1 of the Software development (“Milestone # 2), as more fully set forth in Exhibit A of the Robotic Development Agreement (“Exhibit A”); (iii) 30% of the Consideration invoiced upon completion of phase 2 of the Software development, as more fully set forth in Exhibit A; (iv) 20% of the Consideration invoiced upon User Acceptance Testing; and (v) 20% of the Consideration invoiced upon final delivery and acceptance of the Software. The Robotic Development Agreement may be terminated by either party upon 45 days’ written notice if the other party breaches any material responsibilities and fails to rectify such breach within the notice period. On March 25, 2026, Agroz Group and the Developer agreed to a payment plan in which the consideration ($2,000,000) for Milestone # 2 will be paid in the form of 4,000,000 Ordinary Shares of the Company, par value $0.0001 per share (“Consideration Shares”). The Developer subsequently assigned its right and entitlement to receive the Consideration Shares to various individuals.

The foregoing summary of the Robotic Development Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Robotic Development Agreement, a copy of which is filed as Exhibit 10.26 to this Report.

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

Types of Company	Chargeable income	Tax rate YA 2025
Resident company (other than company described below)		24%
Resident company:
● with paid-up capital of 2.5 million Malaysian ringgit (MYR ) or less, and gross income from business of not more than MYR 50 million	On the first MYR 150,000	15%
● that does not control, directly or indirectly, another company that has paid-up capital of more than MYR 2.5 million	On the next MYR 450,000	17%
● is not controlled, directly or indirectly, by another company that has paid-up capital of more than MYR 2.5 million, and	In excess of MYR 600,000	24%
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, trade and other receivables, prepayments and amounts due from related parties. Cash balances are held with reputable financial institutions in Malaysia with high credit ratings, which management considers to carry minimal credit risk. For trade receivables, the Group is exposed to extreme customer credit concentration: as of December 31, 2025, 99.78% (2024: 95.92%) of total gross trade receivables were due from the Group’s five largest debtors. Management evaluates debtor creditworthiness continuously using lifetime expected credit loss models under IFRS 9.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group does not account for any fixed rate financial instruments at fair value through profit or loss; therefore, fixed-rate borrowings do not expose the Group to fair value interest rate risk. Interest rates on the Group’s lease contracts and bank borrowings are fixed. The Group’s variable interest rate risk arises primarily from cash at bank. Per Note 14(b), if interest rates on bank deposits had been 50 basis points higher/lower with all other variables held constant, the Group’s profit for the 2025 Fiscal Year would increase/decrease by approximately MYR 7,390 ($1,822) (2024: MYR 1,953). Accordingly, the Group’s interest rate risk exposure was insignificant.

Foreign currency risk

Our exposure to foreign currency risk arose primarily through service income or expenses denominated in a currency other than the functional currency of the operations to which the currency relates. The currencies giving rise to this risk are primarily US$. As MYR converts to US$ the exchange rate becomes larger, but foreign exchange fluctuations remain stable, refer from these few years even the exchange rate will increase but its increase gradually at a stable rate

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, [our disclosure controls and procedures were not effective as our management has identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

Following the identification of the material weaknesses and control deficiencies, we plan to take remedial measures, including: 1) hiring experienced IT staff to formalize and strengthen our ITGC; 2) hiring additional finance and accounting staff with qualifications and work experiences in IFRS and SEC reporting requirements to formalize and strengthen key internal controls over financial reporting; 3) allocating sufficient resources to prepare and review financial statements and related disclosures in accordance with IFRS and SEC reporting requirements and 4) establish an internal control and governance function to implement internal controls and governance process and procedures within the Company either by hiring internally or outsourcing the function.]

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, [our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to the material weaknesses identified in our internal control over financial reporting as described above.]

(c) Attestation Report of the Registered Accounting Firm

This Report does not include an attestation report of the Company’s registered public accounting firm because we, as a “non-accelerated filer”, as defined under Rule 12b-2 of the Exchange Act, are not required to have an attestation report on internal control over financial reporting from our external auditors.

(d) Changes in Internal Control Over Financial Reporting

Management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2025 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

(a)	The Board of Directors has determined that Pauline Kok qualifies as an “audit committee financial expert.” Ms. Pauline Kok currently serves as the chair of our Audit Committee. We have determined that Ms. Pauline Kok satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

●	honest and ethical conduct,

●	full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,

●	compliance with applicable laws, rules and regulations,

●	the prompt reporting violation of the code, and

●	accountability for adherence to the Code of Business Conduct and Ethics.

We have adopted a Code of Conduct that complies with the descriptions set forth above for a Code of Ethics.  Our Code of Conduct is applicable to all of our employees, and also contains provisions that set forth a higher level of expectations from our leaders. A copy of our Code of Conduct is filed herein as Exhibit 99.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid for audit and other services provided by Golden Eagle CPAs LLP:

Year Ended December 31, 2025

Audit Fees	295,000
Audit-Related Fees
Tax Fees
All Other Fees

The following table shows the fees that we paid for audit and other services provided by Marcum Asia CPAs LLP:

Year Ended December 31, 2024

Audit Fees	303,305
Audit-Related Fees	—
Tax Fees	—
All Other Fees	—

Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditor in connection with engagements for the applicable fiscal year.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 18, 2025, the Company determined to terminate Marcum Asia CPAs LLP (“MarcumAsia”) as its independent registered public accounting firm. The reports of MarcumAsia regarding the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion and were not modified as to uncertainty, audit scope, or accounting principles, except each report contained an explanatory paragraph related to the Company’s ability to continue as a going concern.

On November 18, 2025, the Company’s Board of Directors and Audit Committee participated in and approved the decision to change the Company’s independent registered public accounting firm.

During the Company’s fiscal years ended in December 31, 2024 and December 31, 2023, and the subsequent interim period through November 18, 2025, there were (i) no disagreements with MarcumAsia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MarcumAsia would have caused MarcumAsia to make reference to the subject matter of the disagreements in connection with its report, and (ii) no “reportable events,” as such term is defined in Item 16F of Form 20-F, other than the material weaknesses as reported in its Form 20-F filed with the SEC on May 22, 2025. Such material weaknesses related to (i) our lack of effective information technology (“IT”) general controls (ITGC) (which are the basic set of controls for our IT systems, including applications, operating systems, databases, and IT infrastructure), (ii) our lack of sufficient financial reporting and accounting personnel with knowledge of IFRS and SEC reporting requirements, (iii) our inadequate segregation of duties on sale and customers’ data management, and (iv) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework.

The Company has provided MarcumAsia with a copy of the above disclosure and requested that MarcumAsia furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of the letter provided by MarcumAsia was filed as Exhibit 16.1 to the Form 6-K filed on November 26, 2025, and is incorporated by reference herein.

Effective August 19, 2026, the Company appointed Golden Eagle CPAs LLC (“GE”) as its new independent registered public accounting firm. During the two fiscal years ended December 31, 2024 and December 31, 2023 and through November 18, 2025, the Company did not consult with GE regarding any of the following:

The application of accounting principles to a specific transaction, either completed or proposed; the type of audit opinion that might be rendered on the Company’s financial statements, and none of the following was provided to the Company: (a) a written report, or (b) oral advice that SFAI concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issue; or any matter that was subject of a disagreement, as that term is defined in Item 16F of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

As an exempted company incorporated in the Cayman Islands and listed on Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We believe that our established practices in the area of corporate governance provide adequate protection to our shareholders. In this respect, we have voluntarily adopted a number of Nasdaq practices applicable to U.S. companies, such as having a majority of independent directors, establishing a compensation committee and a nominating and corporate governance committee each composed of independent directors, and adopting corporate governance guidelines. The following is, among others, the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies listed on Nasdaq, and which difference is permitted by Nasdaq rules for “foreign private issuers” such as us: we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. See “Item 3. Key Information—3.D. Risk Factors——We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

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

AGROZ INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agroz Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Agroz Inc. (the “Company”) and its subsidiary (collectively, the “Group”) as of December 31, 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB).

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 2.4 to the consolidated financial statements, the Company incurred net cash outflows from operating activities of MYR 6,284,550 (USD 1,549,445) for the year ended December 31, 2025, had cash of MYR 1,478,091 (USD 364,421) as of December 31, 2025, and faces significant near-term liquidity commitments, including redeemable convertible preference shares maturing within one year of MYR 6,583,486 (USD 1,623,147), amounts due to related parties of MYR 6,056,741 (USD 1,493,279), and remaining contractual capital commitments of MYR 11,995,191 (USD 2,957,394). These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Golden Eagle CPAs LLC

Golden Eagle CPAs LLC

We have served as the Company’s auditor since 2026

Bedminster, New Jersey

September 28, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Agroz Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Agroz Inc. (the “Company”) as of December 31, 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has insufficient cash flows generated from operations and provided for development and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We served as the Company’s auditor from 2023 through 2025.

New York, New York

May 22, 2025

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

Agroz Inc.

Consolidated statements of financial position

(Stated in Malaysian Ringgit)

	Note	As of December 31, 2024	As of December 31, 2025
		MYR	MYR	USD
Assets
Property, plant and equipment	5	225,316	1,131,487	278,966
Intangible assets	6	2,096,815	1,625,767	400,830
Deferred tax assets	16	30,023	51,261	12,638
Prepayment - to a related party	21	5,517,306	9,566,537	2,358,614
Prepayment and deposits – to third parties		1,684,351	2,169,833	534,968
Total prepayments and deposits	9	7,201,657	11,736,370	2,893,582
Right-of-use assets	7(a)	2,277,208	1,767,760	435,838
Deferred offering costs		1,738,900	–	–
Total non-current assets		13,569,919	16,312,645	4,021,854

Trade receivables - from third parties		35,596,841	68,292,265	16,837,344
Trade receivables - from related parties	21	720,013	–	–
Total trade receivables	8	36,316,854	68,292,265	16,837,344
Prepayments and other receivables	9	30,915	51,415	12,676
Amount due from a related party	21	751,695	1,490,385	367,452
Cash	10	390,500	1,478,091	364,421
Total current assets		37,489,964	71,312,156	17,581,893
Total assets		51,059,883	87,624,801	21,603,747

Equity
Share capital	11(a)	8,540	9,120	2,249
Additional paid-in capital	11(a)	6,903,616	21,206,933	5,228,534
Other reserves	11(b)	633,029	1,633,753	402,799
Retained earnings		6,189,752	12,772,755	3,149,101
Total equity		13,734,937	35,622,561	8,782,683

Liabilities
Lease liabilities, non-current	7(b)	2,095,605	1,594,586	393,143
Bank borrowings, non-current	13	39,774	746,807	184,124
Deferred tax liabilities	16	–	–	–
Redeemable convertible preference shares, non-current	12	6,213,040	–	–
Total non-current liabilities		8,348,419	2,341,393	577,267

Trade payables	15	14,089,238	20,293,263	5,003,269
Other payables, current	15	3,105,476	6,781,887	1,672,063
Tax payables	16	3,991,673	9,349,444	2,305,090
Bank borrowings, current	13	13,255	95,008	23,424
Lease liabilities, current	7(b)	397,705	501,018	123,525
Amounts due to related parties, current	21	4,001,850	6,056,741	1,493,279
Redeemable convertible preference shares, current	12	3,377,330	6,583,486	1,623,147
Total current liabilities		28,976,527	49,660,847	12,243,797
Total liabilities		37,324,946	52,002,240	12,821,064
Total equity and liabilities		51,059,883	87,624,801	21,603,747

The accompanying notes form an integral part of these consolidated financial statements.

Agroz Inc.

Consolidated Statements of profit or loss and other comprehensive income

(Stated in Malaysian Ringgit)

		For the year ended December 31,
	Note	2023	2024	2025
		MYR	MYR	MYR	USD
Revenue - third parties		12,998,053	39,427,866	73,130,666	18,030,243
Revenue - related parties	21	5,473,219	1,433,016	-	-
Total revenue	17	18,471,272	40,860,882	73,130,666	18,030,243
Cost of revenue	19	(10,207,774)	(26,045,710)	(51,245,877)	(12,634,585)
Gross profit		8,263,498	14,815,172	21,884,789	5,395,658

Selling and promotion expenses	19	(434,345)	(208,618)	(1,909,465)	(470,775)
General and administrative expenses	19	(1,475,338)	(6,099,464)	(6,817,174)	(1,680,763)
Other income	18	34,093	173,293	219,208	54,045
Credit loss on trade receivables	14(a)	(66,915)	(661,263)	(286,974)	(70,753)
Operating profit		6,320,993	8,019,120	13,090,384	3,227,412
Loss on redeemable convertible preference shares redemption		(704,900)	-	-	-
Finance costs	20	(505,826)	(1,673,335)	(1,099,631)	(271,111)
Profit before taxation		5,110,267	6,345,785	11,990,753	2,956,301
Income tax expenses	16	(1,355,882)	(2,833,617)	(5,407,750)	(1,333,272)
Profit for the year		3,754,385	3,512,168	6,583,003	1,623,029
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations		49,030	105,620	1,148,373	283,129
Other comprehensive income for the year		49,030	105,620	1,148,373	283,129
Total comprehensive income for the year		3,803,415	3,617,788	7,731,376	1,906,158
Earnings per share
- Basic	22(a)	0.19	0.18	0.32	0.08
- Diluted	22(b)	0.19	0.18	0.32	0.08

The accompanying notes form an integral part of these consolidated financial statements.

Agroz Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Stated in Malaysian Ringgit)

	Share capital				Other reserves
	Ordinary Shares	Amount	Subscription receivable	Additional paid-in capital	Foreign currency translation reserve	Equity component of redeemable convertible preference shares	(Accumulated losses)/retained earnings	Total shareholders’ equity

Balance as of January 1, 2023	20,000,000	8,351	-	1,231,649	-	-	(1,076,801)	163,199
Profit for the year	-	-	-	-	-	-	3,754,385	3,754,385
Other comprehensive income	-	-	-	-	49,030	-	-	49,030
Total comprehensive income for the year	-	-	-	-	49,030	-	3,754,385	3,803,415
Capital injection from shareholders (note 11(a))	-	-	-	820,000	-	-	-	820,000
Contribution by a shareholder (note 19 (iv))	-	-	-	120,000	-	-	-	120,000
Issuance of redeemable convertible preference shares (note 12)	-	-	-	-	-	459,417	-	459,417
Balance as of December 31, 2023	20,000,000	8,351	-	2,171,649	49,030	459,417	2,677,584	5,366,031
Profit for the year	-	-	-	-	-	-	3,512,168	3,512,168
Other comprehensive income	-	-	-	-	105,620	-	-	105,620
Total comprehensive income for the year	-	-	-	-	105,620	-	3,512,168	3,617,788
Conversion of redeemable convertible preference shares (note 12)	419,929	187	-	4,692,519	-	(302,717)	-	4,389,989
Issuance of redeemable convertible preference shares (note 12)	-	-	-	-	-	321,679	-	321,679
Issuance of new shares (note 11(a))	1,034,050	463	(461)	39,448	-	-	-	39,450
Cancellation of shares (note 11(a))	(1,030,494)	(461)	461	-	-	-	-	-
Balance as of December 31, 2024	20,423,485	8,540	-	6,903,616	154,650	478,379	6,189,752	13,734,937
Profit for the year	-	-	-	-	-	-	6,583,003	6,583,003
Other comprehensive income	-	-	-	-	1,148,373	-	-	1,148,373
Total comprehensive income for the year	-	-	-	-	1,148,373	-	6,583,003	7,731,376
Conversion of redeemable convertible preference shares (note 12)	180,000	73	-	1,825,577	-	(120,804)	-	1,704,846
Redemption of redeemable convertible preference shares (note 12)	-	-	-	-	-	(26,845)	-	(26,845)
Issuance of new shares (note 11(a))	1,250,000	507	-	18,269,032	-	-	-	18,269,539
Capitalization of share issuance expenses	-	-	-	(5,791,292)	-	-	-	(5,791,292)
Balance as of December 31, 2025	21,853,485	9,120	-	21,206,933	1,303,023	330,730	12,772,755	35,622,561
Balance as of December 31, 2025 (USD)	21,853,485	2,249	-	5,228,534	321,258	81,541	3,149,101	8,782,683

The accompanying notes form an integral part of these consolidated financial statements.

Agroz Inc.

Consolidated Statements of cash flows

For the year ended December 31, 2023, 2024 and 2025

(Stated in Malaysian Ringgit)

		For the year ended December 31,
	Note	2023	2024	2025
		MYR	MYR	MYR	USD
Cash flows from operating activities
Profit before tax		5,110,267	6,345,785	11,990,753	2,956,301
Adjustments for:
Finance costs	20	503,211	1,668,770	1,092,275	269,297
Commission fee for redeemable convertible preference shares	21(b)(ii)(x)	137,912	–	–	–
Loss on redeemable convertible preference shares redemption	12	704,900	–	–	–
Gain on redeemable convertible preference shares modification		–	–	(37,092)	(9,145)
Contribution by a shareholder	19(iv)	120,000	–	–	–
Other expenses		–	857	–	–
Depreciation charge of property, plant and equipment	19(ii)	47,055	89,117	136,963	33,768
Depreciation of right-of-use assets	19(ii)	236,272	480,114	509,448	125,604
Amortization of intangible assets	19(ii)	16,106	243,183	471,048	116,136
Credit loss on trade receivables	14(a)	66,915	661,263	286,974	70,753

Changes in assets and liabilities
Increase in trade receivables		(13,855,955)	(21,819,002)	(32,262,385)	(7,954,237)
(Increase)/decrease in prepayments, deposits and other receivables		(509,268)	298,864	1,718,490	423,691
Increase in amounts due from related companies		(800)	(40,619)	(738,690)	(182,123)
Decrease in development costs		2,151,248	–	–	–
Increase in other payables		105,021	863,278	3,825,975	943,288
(Decrease)/increase in amounts due to related companies		(21,721)	678,900	588,883	145,188
Increase in trade payables		1,779,550	11,791,451	6,204,025	1,529,592
Income tax paid		-	(320,690)	(71,217)	(17,558)
Net cash (used in)/generated from operating activities		(3,409,287)	941,271	(6,284,550)	(1,549,445)

Cash flows from investing activities
Payments for purchases of property, plant and equipment		(217,284)	(97,550)	(1,043,134)	(257,183)
Payments for purchases of intangible assets-related parties		(684,684)	(6,387,602)	(4,049,321)	(998,353)
Payments for purchases of intangible assets-third parties		(1,021,986)	(335,476)	(485,482)	(119,695)
Advance to related parties		(704,196)	–	–	–
Net cash used in investing activities		(2,628,150)	(6,820,628)	(5,577,937)	(1,375,231)

Cash flows from financing activities
Payment of IPO related costs		(1,147,842)	(621,400)	–	–
Proceeds from capital injection from shareholders		820,000	–	–	–
Advances received from/(repayment to) a related party	10(a)	1,042,409	(37,431)	3,443,291	848,938
Proceeds from/(repayment of) shareholder’s loan	10(a)	1,363,000	(70,925)	(2,000,000)	(493,097)
Proceeds from bank borrowings	10(a)	69,000	–	808,000	199,211
Payment of principal element of bank borrowings	10(a)	(1,914)	(14,914)	(19,214)	(4,737)
Payment of interest element of bank borrowings	10(a)	(796)	(4,056)	(9,424)	(2,323)
Proceeds from the issue of ordinary shares		–	39,450	12,478,247	3,076,491
Proceeds from the issue of redeemable convertible preference shares	10(a)	3,609,483	7,989,890	–	–
Payment of redeemable convertible preference shares commission fee		(137,912)	–	–	–
Interest paid for redeemable convertible preference shares	10(a)	(175,000)	(355,394)	(978,267)	(241,190)
Advances received for redeemable convertible preference shares	10(a)	918,274	–	–	–
Redemption for redeemable convertible preference shares	10(a)	–	–	(405,700)	(100,025)
Payment of capital element of lease liabilities	10(a)	(161,857)	(339,747)	(397,706)	(98,054)
Payment of interest element of lease liabilities	10(a)	(124,157)	(253,389)	(231,431)	(57,059)
Net cash generated from financing activities		6,072,688	6,332,084	12,687,796	3,128,155

Effect of foreign currency exchange rate		–	(171,388)	262,282	64,665

Net increase in cash		35,251	281,339	1,087,591	268,144
Cash – beginning of the year		73,910	109,161	390,500	96,277
Cash – end of the year		109,161	390,500	1,478,091	364,421

The accompanying notes form an integral part of these consolidated financial statements.

Agroz Inc.

Notes to the consolidated financial statements

For the year ended December 31, 2023, 2024 and 2025

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

2. Reorganization, basis of preparation and going concern

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

The consolidated statements of profit or loss and other comprehensive  income, cash flows and changes in shareholders’  equity for the years ended December 31,  2023, 2024 and 2025, included the results and operations of the companies now comprising the Group. The consolidated statements of financial position as of December 31, 2024 and 2025 included the financial position of the companies now comprising the Group, except for their capital structure which is retrospectively adjusted to reflect the legal capital structure of the Company. The registered capital of the companies now comprising the Group were included in additional paid-in capital in the consolidated statements of financial position as of December 31, 2024 and 2025.

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

These financial statements were authorized for issue by the Group’s board of directors on September 28, 2026.

The IASB has issued a number of new and revised IFRSs. For the purpose of preparing these financial statements, the Group has adopted all applicable new and revised IFRSs that are effective. The accounting policies set out below have been applied consistently to the reporting periods presented in these consolidated financial statements.

a.	New and revised IFRSs that are adopted and are effective for the annual accounting periods beginning on or after January 1, 2025

●	Amendments to IAS 21 - Lack of Exchangeability

b.	New and revised IFRSs that are not yet effective and have not been early adopted

Effective for accounting periods beginning on or after
Amendments to IFRS 7 and IFRS 9 - Classification and Measurements of Financial Instruments	January 1, 2026
Annual Improvements to IFRS Accounting Standards – Volume 11	January 1, 2026
Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7	January 1, 2026
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 - Subsidiaries without Public Accountability Disclosures	January 1, 2027

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

As of December 31, 2024, cash amounted to MYR 390,500. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2024, the Group recognized a liability of MYR 9,590,370 in respect of redeemable convertible preference shares, where the shareholders have the rights to request the Company to redeem all of the redeemable convertible preference shares upon maturity date. The aggregate redemption amount for all redeemable preference shares by December 31, 2024 is MYR 10,055,481. As a result, substantial doubt about the Company’s ability to continue as a going concern exists.

For the year ended December 31, 2025, the Group incurred net cash outflows from operating activities of MYR 6,284,550 (USD 1,549,445). As of December 31, 2025, the Group had cash of MYR 1,478,091 (USD 364,421). In addition, the Group recognized current liabilities in respect of redeemable convertible preference shares (“RCPS”) of MYR 6,583,486 (USD 1,623,147), where the holders possess the right to demand redemption of the shares within one year upon maturity, amounts due to related parties of MYR 6,056,741 (USD 1,493,279), and total bank borrowings of MYR 841,815 (USD 207,548). Furthermore, as of December 31, 2025, the Group had significant remaining contractual capital commitments of MYR 11,995,191 (USD 2,957,394), primarily arising from executed purchase contracts for E-commerce website design, system integration, and software and AI platform development signed with technology vendors (including third-party suppliers and Braiven Co., Ltd., a related party) (Note 23(a)). These conditions, characterized by limited liquid cash resources relative to substantial near-term debt maturities, mandatory redemption obligations, and contractual capital commitments, raise substantial doubt about the Group’s ability to continue as a going concern.

To address these liquidity requirements and capital obligations, the Group is actively evaluating and pursuing several management plans, including: (i)implementing targeted operational efficiencies and disciplined working capital management across vertical farming operations; (ii) actively seeking additional debt and equity financing from both public and private capital markets; and (iii) developing commercial joint ventures, project-based collaborations, and technology licensing arrangements to expand market reach, access complementary technologies, and share infrastructure development costs.

Although management is actively pursuing these strategies, the Group’s ability to execute its business plans and secure additional financing in a timely manner and on terms acceptable to the Group is not assured. As a result, management has concluded that material uncertainties exist that cast substantial doubt upon the Group’s ability to continue as a going concern within twelve months from the end of the reporting period.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. These consolidated financial statements as at and for the year ended December 31, 2025 do not include any adjustments relating to the carrying amounts and classification of assets, or the amounts and classification of liabilities, that might result should the Group be unable to continue as a going concern. Such adjustments could be material.

The consolidated financial statements have been prepared on a going concern basis, which assumes the Group will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements as at and for the year ended December 31, 2025 do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate. Such adjustments could be material.

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

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the entity (the “functional currency”). The functional currency of the Company is United States dollars (“USD”). As major operations of the Group are within Malaysia, the Group presents its consolidated financial statements in Ringgit Malaysia (MYR), unless otherwise stated.

(ii)	Convenience translation

Translations of amounts in the consolidated statements of financial position, consolidated statements of profit or loss and other comprehensive income and consolidated statements of cash flows from MYR into USD as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of USD 1= MYR 4.0560 on December 31, 2025 as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the MYR amounts could have been, or could be, converted, realized or settled into USD at such rate or at any other rate.

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

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values if any, over their estimated useful lives and is generally recognized in profit or loss. The useful lives used for this purpose are as follows:

●	Computer and equipment	3 years

●	Furniture and fittings	3 years

●	Fire system	5 years

●	Motor vehicles	5 years

●	Renovation	shorter of expected lives of office renovation and lease terms

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

3.14 Bank borrowings

Bank borrowings were initially recognized at fair value, net of transaction costs incurred, and subsequently measured at amortized cost using the effective interest method.

Bank borrowings were classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

3.15 Finance costs

Finance costs are expensed in the period in which they are incurred, comprising fixed-rate dividend of mandatorily redeemable convertible preference shares, interest of lease liabilities, banks and related party borrowing.

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

On the issuance dates of the RCPS, the Group determined the carrying amount of the financial liabilities by measuring the fair value of a similar liability that does not have an associated equity component using valuation technique. It involves a number of valuation assumptions relating to market risks and the Company’s specific risk premium. The valuation technique used to derive the liability component of the RCPS, as disclosed in note 12, involves significant estimates. Any change in such assumptions and judgement would affect the carrying amounts of the liability component to be recognized and hence the net profit in future years.

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

5. Property, plant and equipment

	Computer and equipment	Furniture and fittings	Fire system	Motor vehicles	Renovation	Total
	MYR	MYR	MYR	MYR	MYR	MYR
Cost
As of January 1, 2024	157,787	9,631	29,310	87,000	–	283,728
Additions	23,000	–	–	–	74,550	97,550
As of December 31, 2024 and January 1, 2025	180,787	9,631	29,310	87,000	74,550	381,278
Additions	73,408	–	–	969,726	–	1,043,134
As of December 31, 2025	254,195	9,631	29,310	1,056,726	74,550	1,424,412
As of December 31, 2025 (USD)	62,671	2,375	7,226	260,534	18,380	351,186

Accumulated depreciation
As of January 1, 2024	46,727	5,068	6,350	8,700	–	66,845
Charge for the year	51,518	1,912	5,862	17,400	12,425	89,117
As of December 31, 2024 and January 1, 2025	98,245	6,980	12,212	26,100	12,425	155,962
Charge for the year	64,932	1,535	5,862	49,724	14,910	136,963
As of December 31, 2025	163,177	8,515	18,074	75,824	27,335	292,925
As of December 31, 2025 (USD)	40,231	2,099	4,456	18,694	6,740	72,220

Carrying values
As of January 1, 2024	111,060	4,563	22,960	78,300	–	216,883
As of December 31, 2024 and January 1, 2025	82,542	2,651	17,098	60,900	62,125	225,316
As of December 31, 2025	91,018	1,116	11,236	980,902	47,215	1,131,487
As of December 31, 2025 (USD)	22,440	276	2,770	241,840	11,640	278,966

As of December 31, 2025, three (2024: one) motor vehicles with carrying amount of MYR 980,902 (USD 241,840) (2024: MYR 60,900) was pledged to secure bank borrowings of MYR 841,815 (USD 207,548) (2024: MYR53,029) (note 13).

6. Intangible assets

	Website	Software	Total
	MYR	MYR	MYR
Cost
As of January 1, 2024	10,954	60,000	70,954
Additions	–	2,293,650	2,293,650
As of December 31, 2024 and January 1, 2025	10,954	2,353,650	2,364,604
Additions	–	–	–
As of December 31, 2025	10,954	2,353,650	2,364,604
As of December 31, 2025 (USD)	2,701	580,289	582,990

Accumulated amortization
As of January 1, 2024	8,606	16,000	24,606
Charge for the year	1,818	241,365	243,183
As of December 31, 2024 and January 1, 2025	10,424	257,365	267,789
Charge for the year	318	470,730	471,048
As of December 31, 2025	10,742	728,095	738,837
As of December 31, 2025 (USD)	2,648	179,512	182,160

Carrying values
As of January 1, 2024	2,348	44,000	46,348
As of December 31, 2024 and January 1, 2025	530	2,096,285	2,096,815
As of December 31, 2025	212	1,625,555	1,625,767
As of December 31, 2025 (USD)	53	400,777	400,830

7. Leases

Amounts recognized in the consolidated statements of financial position:

	As of December 31, 2024	As of December 31, 2025
	MYR	MYR	USD
Right-of-use assets
- Non-current	2,277,208	1,767,760	435,838

Lease liabilities
- Non-current	2,095,605	1,594,586	393,143
- Current	397,705	501,018	123,525
	2,493,310	2,095,604	516,668

(a)	Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying assets are as follows:

Property
MYR
(note (i))
Cost
As of January 1, 2024	2,352,677
Additions	616,029
As of December 31, 2024, January 1, and December 31, 2025	2,968,706
As of December 31, 2025 (USD)	731,928

Accumulated depreciation
As of January 1, 2024	211,384
Charge for the year	480,114
As of December 31, 2024 and January 1, 2025	691,498
Charge for the year	509,448
As of December 31, 2025	1,200,946
As of December 31, 2025 (USD)	296,090

Net book value
As of January 1, 2024	2,141,293
As of December 31, 2024 and January 1, 2025	2,277,208
As of December 31, 2025	1,767,760
As of December 31, 2025 (USD)	435,838

Notes:

(i)	Property - right-of-use assets

The Group leases three properties (2024: three) to place CEA vertical farms and office with two of the leases with lease term of three years (2024: three years) and a lease with a lease term of two years (2024: two years). For all three leases, the Company has the option to renew the lease for another three years.

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	For the year ended December 31,
	2023	2024	2025
	MYR	MYR	MYR	USD
Depreciation charge on property right-of-use assets	211,384	480,114	509,448	125,604
Depreciation charge on farm right-of-use assets	24,888	–	–	–
	236,272	480,114	509,448	125,604
Interest on lease liabilities (note 20)	124,157	253,389	231,431	57,059

(b)	Lease liabilities

The following tables show the remaining contractual maturities of the Group’s lease liabilities at the end of the reporting periods:

	As of December 31, 2024
	Present value of the minimum lease payment	Total minimum lease payments
	MYR	MYR
Within 1 year	397,705	629,136
More than 1 year but within 2 years	501,018	689,248
More than 2 years but within 5 years	1,594,587	1,805,975
	2,493,310	3,124,359
Less: total future interest expenses		(631,049)
Present value of lease liabilities		2,493,310

	As of December 31, 2025
	Present value of the minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments	Total minimum lease payments
	MYR	USD	MYR	USD
Within 1 year	501,018	123,525	689,248	169,933
More than 1 year but within 2 years	600,053	147,942	732,504	180,598
More than 2 years but within 5 years	994,533	245,201	1,073,472	264,663
	2,095,604	516,668	2,495,224	615,194
Less: total future interest expenses			(399,620)	(98,526)
Present value of lease liabilities			2,095,604	516,668

Details of total cash outflow for leases and the future cash outflows arising from leases are set out in note 10(b) and note 14(c) respectively.

8. Trade receivables

	As of	As of
	December 31,	December 31,
	2024	2025
	MYR	MYR	USD
Receivables from farm solutions sales
- from third parties	19,234,500	23,039,775	5,680,418
- from related parties	1,100,000	–	–
Receivables from vegetable sales
- from third parties	16,693,373	46,283,324	11,411,076
- from related parties	32,841	–	–
Total trade receivables, gross	37,060,714	69,323,099	17,091,494
Less: loss allowances for expected credit loss	(743,860)	(1,030,834)	(254,150)
Total trade receivables, net	36,316,854	68,292,265	16,837,344

Aging analysis of gross trade receivables, based on the date of revenue recognition, as of December 31, 2024 and 2025 are as follows:

	As of	As of
	December 31,	December 31,
	2024	2025
	MYR	MYR	USD
Within 3 months	30,278,889	35,904,817	8,852,272
More than 3 months but within 6 months	3,010,069	6,543,098	1,613,190
More than 6 months but within 1 year	2,470,419	26,409,471	6,511,211
More than 1 year	1,301,337	465,713	114,821
Total trade receivables, gross	37,060,714	69,323,099	17,091,494

All trade receivables classified as current are expected to be recovered within one year based on historical collection and experience. Generally, as of December 31, 2025, credit terms for retail outlet customers are due within 30 to 60 days (2024: 30 to 60 days), while credit terms for industrial business customers are due within 30 to 104 days (2024: 30 days to 104 days), from the date of revenue recognition. Further details on the Group’s credit policy and credit risk arising from trade debtors are set out in note 14(a)(i).

9. Prepayments, deposits and other receivables

	As of December 31, 2024	As of December 31, 2025
	MYR	MYR	USD
Non–current:
Prepayments for intangible assets
– to a related party (note (a))	5,517,306	9,566,537	2,358,614
– to a third party (note (b))	1,406,508	1,891,990	466,467
	6,923,814	11,458,527	2,825,081
Deposits	277,843	277,843	68,501
Subtotal	7,201,657	11,736,370	2,893,582

Current:
Other receivables	30,915	51,415	12,676
Subtotal	30,915	51,415	12,676

Total prepayments, deposits and other receivables	7,232,572	11,787,785	2,906,258

Notes:

(a)	As of December 31, 2025, the Group has prepaid MYR 9,566,537 (USD 2,358,614) (2024: MYR 5,517,306) for the development of comprehensive Robotics AI Platform designed to facilitate the creation, deployment, and management of intelligent robotic systems to Braiven Co., Ltd., who is a related party (note 21).

(b)	As of December 31, 2025, the Group has prepaid MYR 1,891,990 (USD 466,467) (2024: MYR 1,406,508) for certain purchase contracts of IT software such as E-commerce website design, system integration platform and Enterprise Resource Planning (ERP) system to third parties.

10. Cash

	As of December 31, 2024	As of December 31, 2025
	MYR	MYR	USD
Cash at bank	390,500	1,478,091	364,421

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

	Bank borrowing	Lease liabilities	Redeemable convertible preference shares	Other payables	Amounts due to related parties	Total
	MYR	MYR	MYR	MYR	MYR	MYR
As of January 1, 2023	–	26,208	2,500,000	181,655	264,607	2,972,470

Changes from financing cash flows:
Payment of capital element of lease liabilities	–	(161,857)	–	–	–	(161,857)
Payment of interest element of lease liabilities	–	(124,157)	–	–	–	(124,157)
Proceeds from bank borrowing	69,000	–	–	–	–	69,000
Advance received from a related party	–	–	–	–	1,042,409	1,042,409
Payment of principal element of bank borrowing	(1,914)	–	–	–	–	(1,914)
Payment of interest element of bank borrowing	(796)	–	–	–	–	(796)
Proceeds from shareholder’s loan	–	–	–	–	1,363,000	1,363,000
Proceeds from the issue of redeemable convertible preference shares	–	–	3,609,483	–	–	3,609,483
Advances received for redeemable convertible preference shares	–	–	–	918,274	–	918,274
Interest paid for redeemable convertible preference shares	–	–	–	(175,000)	–	(175,000)
Payment of redeemable convertible preference shares commission fee	–	–	–	–	(137,912)	(137,912)
Total changes from financing cash flows	66,290	(286,014)	3,609,483	743,274	2,267,497	6,400,530

Other changes:
Increase in lease liabilities from entering into new leases during the year	–	2,352,677	–	–	–	2,352,677
Finance costs (note 20)	1,566	124,157	–	360,407	17,081	503,211
Commission fee for redeemable convertible preference shares	–	–	–	–	137,912	137,912
Loss of redeemable convertible preference shares	–	–	704,900	–	–	704,900
Redemption of redeemable convertible preference shares	–	–	177,600	(177,600)	–	–
Equity component of redeemable convertible preference shares	–	–	(459,417)	–	–	(459,417)
Reclass to other payables	(770)			770	–	–
Effect of foreign exchange rate	–	–	(49,030)	–	–	(49,030)
Change arising from investing activities	–	–	–	–	738,670	738,670
Change arising from operating activities	–	–	–	105,021	(21,721)	83,300
Total other changes	796	2,476,834	374,053	288,598	871,942	4,012,223

As of December 31, 2023	67,086	2,217,028	6,483,536	1,213,527	3,404,046	13,385,223

	Bank borrowing	Lease liabilities	Redeemable convertible preference shares	Other payables	Amounts due to related parties	Total
	MYR	MYR	MYR	MYR	MYR	MYR
As of January 1, 2024	67,086	2,217,028	6,483,536	1,213,527	3,404,046	13,385,223

Changes from financing cash flows:
Payment of capital element of lease liabilities	–	(339,747)	–	–	–	(339,747)
Payment of interest element of lease liabilities	–	(253,389)	–	–	–	(253,389)
Repayment to related parties	–	–	–	–	(37,431)	(37,431)
Payment of principal element of bank borrowing	(14,914)	–	–	–	–	(14,914)
Payment of interest element of bank borrowing	(4,056)	–	–	–	–	(4,056)
Repayment of shareholder’s loan	–	–	–	–	(70,925)	(70,925)
Interest paid for redeemable convertible preference shares	–	–	–	(355,394)	–	(355,394)
Proceeds from the issue of redeemable convertible preference shares	–	–	7,989,890	–	–	7,989,890
Total changes from financing cash flows	(18,970)	(593,136)	7,989,890	(355,394)	(108,356)	6,914,034

Other changes:
Increase in lease liabilities from entering into new leases during the year	–	616,029	–	–	–	616,029
Finance costs (note 20)	4,056	253,389	–	1,384,065	27,260	1,668,770
Conversion of redeemable convertible preference shares	–	–	(4,389,989)	–	–	(4,389,989)
Equity component of redeemable convertible preference shares	–	–	(321,679)	–	–	(321,679)
Other expenses	857	–	–	–	–	857
Effect of foreign exchange rate	–	–	(171,388)	–	–	(171,388)
Change arising from operating activities	–	–	–	863,278	678,900	1,542,178
Total other changes	4,913	869,418	(4,883,056)	2,247,343	706,160	(1,055,222)

As of December 31, 2024	53,029	2,493,310	9,590,370	3,105,476	4,001,850	19,244,035

	Bank borrowings	Lease liabilities	Redeemable convertible preference shares	Other payables	Amounts due to related parties	Total
	MYR	MYR	MYR	MYR	MYR	MYR
As of January 1, 2025	53,029	2,493,310	9,590,370	3,105,476	4,001,850	19,244,035

Changes from financing cash flows:
Payment of capital element of lease liabilities	–	(397,706)	–	–	–	(397,706)
Payment of interest element of lease liabilities	–	(231,431)	–	–	–	(231,431)
Advances received from related parties	–	–	–	–	3,443,291	3,443,291
Proceeds from bank borrowings	808,000					808,000
Payment of principal element of bank borrowings	(19,214)	–	–	–	–	(19,214)
Payment of interest element of bank borrowings	(9,424)	–	–	–	–	(9,424)
Repayment of shareholder’s loan	–	–	–	–	(2,000,000)	(2,000,000)
Interest paid for redeemable convertible preference shares	–	–	–	(978,267)	–	(978,267)
Redemption of redeemable convertible preference shares	–	–	(405,700)	–	–	(405,700)
Total changes from financing cash flows	779,362	(629,137)	(405,700)	(978,267)	1,443,291	209,549

Other changes:
Finance costs (note 20)	9,424	231,431	–	828,703	22,717	1,092,275
Modification of redeemable convertible preference shares			(37,092)			(37,092)
Conversion of redeemable convertible preference shares	–	–	(1,704,846)	–	–	(1,704,846)
Equity component of redeemable convertible preference shares conversion	–	–	26,845	–	–	26,845
Effect of foreign exchange rate	–	–	(886,091)	–	–	(886,091)
Change arising from operating activities	–	–	–	3,825,975	588,883	4,414,858
Total other changes	9,424	231,431	(2,601,184)	4,654,678	611,600	2,905,949

As of December 31, 2025	841,815	2,095,604	6,583,486	6,781,887	6,056,741	22,359,533
As of December 31, 2025 (USD)	207,548	516,668	1,623,147	1,672,063	1,493,279	5,512,705

(b) Total cash outflow for lease

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025
	MYR	MYR	MYR	USD
Within financing cash flows	(286,014)	(593,136)	(629,137)	(155,113)

11. Capital and reserves

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

On March 15, 2024, the Company issued 1,030,494 ordinary shares amounted to USD 103 (equivalent to MYR 461) to a Director of the Company and such shares have been further cancelled on November 18, 2024. On December 5, 2024, 419,929 units of redeemable convertible preference shareholders have opted to convert into ordinary shares. The Company further issued 3,556 ordinary shares amounted to USD 8,827 (equivalent to MYR 39,450) on December 23, 2024 to an existing shareholder.

On October 2, 2025, the Company issued 1,250,000 ordinary shares amount to USD 125 (equivalent to MYR 507) upon completion of the initial public offering. In December 2025, aggregate amount of 180,000 units of redeemable convertible preference shareholders have opted to convert into ordinary shares.

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

(ii)	Equity component of redeemable convertible preference shares

The equity component of redeemable convertible preference shares represents the value of the option related to the redeemable convertible preference shares issued by the Company, which is with a conversion ratio of one RCPS to one common share of the Company (note 12).

12. Redeemable convertible preference shares

	As of December 31, 2024	As of December 31, 2025
	MYR	MYR	USD
- Non-current	6,213,040	–	–
- Current	3,377,330	6,583,486	1,623,147
	9,590,370	6,583,486	1,623,147

The Group’s preference shares activities for the year ended December 31, 2023, 2024 and 2025 are summarized below:

	Agroz Inc. RCPS		Agroz Group RCPS
	(note (b))		(note (a))
	No. of shares	Amount	No. of shares	Amount	Total Amount
As of January 1, 2023	–	–	2,500,000	2,500,000	2,500,000
Issuance	604,870	6,942,953	500,000	500,000	7,442,953
Redemption	–	–	(3,000,000)	(3,000,000)	(3,000,000)
Issuance	–	(459,417)	–	–	(459,417)
As of December 31, 2023 and January 1, 2024	604,870	6,483,536	–	–	6,483,536
Issuance	714,979	7,989,890	–	–	7,989,890
Conversion	(419,929)	(4,389,989)	–	–	(4,389,989)
Equity component	–	(321,679)	–	–	(321,679)
Foreign exchange loss	–	(171,388)	–	–	(171,388)
As of December 31, 2024 and January 1, 2025	899,920	9,590,370	–	–	9,590,370
Redemption	(40,000)	(378,855)	–	–	(378,855)
Conversion	(180,000)	(1,704,846)	–	–	(1,704,846)
Modification	–	(37,092)			(37,092)
Foreign exchange loss	–	(886,091)	–	–	(886,091)
As of December 31, 2025	679,920	6,583,486	–	–	6,583,486
As of December 31, 2025 (USD)	679,920	1,623,147	–	–	1,623,147

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

To expand the capital structure of Agroz Inc., the management had successfully issued 714,979 units of AI RCPS at USD 2.50 per share for MYR 7,989,890 during the year ended December 31, 2024. Certain shareholders have opted to convert 419,929 units of AI RCPS to 419,929 units of ordinary shares which amounted to MYR 4,389,989.

On December 3, 2025, a shareholder fully redeemed 40,000 units of AI RCPS at USD 2.50 per share for a total redemption amount of USD 100,000 or MYR 405,700. Certain shareholders have opted to convert 180,000 units of AI RCPS to 180,000 units of ordinary shares which amounted to MYR 1,825,650 (USD 450,111) during the year ended December 31, 2025. During the year ended December 31, 2025, certain shareholders opted to extend the tenure of 103,637 units of AI RCPS for an additional year upon maturity.

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

The key valuation assumptions used to determine the fair value of a similar liability on initial recognition are as follows:

	December 22, 2023	January 10, 2024	March 20, 2024	June 6, 2024	September 18, 2024	October 23, 2024	December 21, 2025
	(date of issuance)	(date of issuance)	(date of issuance)	(date of issuance)	(date of issuance)	(date of issuance)	(date of extension)
Credit spread	7.60%	7.84%	7.86%	7.22%	6.58%	5.63%	7.60%
Risk free rate	4.32%	4.38%	4.64%	4.74%	3.62%	4.07%	4.32%
Country risk premium	1.31%	1.31%	1.31%	1.31%	1.19%	1.19%	1.31%
Liquidity premium	0.68%	0.68%	0.68%	0.68%	0.68%	0.68%	0.68%
Credit rating	B to below CCC	B to below CCC	B to below CCC	B to below CCC	B to below CCC	B to below CCC	B to below CCC

As of December 31, 2025, the net book value of the liability and equity components of AI RCPS amounted to MYR 6,583,486 (USD 1,623,147) and MYR 330,730 (USD 81,541), respectively. All AI RCPS are classified as current liabilities as holders possess redemption rights within 12 months.

During FY2025, 40,000 units of AI RCPS were fully redeemed for USD 100,000 (MYR 405,700), 180,000 units were converted to ordinary shares (MYR 1,85,650), and 103,637 units were extended for one additional year upon maturity.

As of December 31, 2024, the net book value of the liability and equity components of AI RCPS amounted to MYR 9,590,370 and MYR 478,379, respectively.

All transactions involving the issuance of AI RCPS were with identical agreement terms, as presented below:

Subscription Price

Each AI RCPS value is USD 2.50.

Tenure and Maturity Date

The tenure is 2 years from the subscription date. The maturity date shall fall on the second anniversary of the subscription date.

During the year ended December 31, 2025, certain shareholders opted to extend the tenure for an additional year.

Dividend

The AI RCPS shall carry preferential cumulative dividend of 10.0% per annum on the period during which the AI RCPS is outstanding by the subscriber.

Redemption

All AI RCPS outstanding on the maturity date or did not convert to common share shall be fully redeemed at the subscription price.

13. Bank borrowings

	As of December 31, 2024	As of December 31, 2025
	MYR	MYR	USD
- Non-current	39,774	746,807	184,124
- Current	13,255	95,008	23,424
	53,029	841,815	207,548

On August 29, 2023, the Group entered into a borrowing agreement with a financial institution in Malaysia to borrow MYR 69,000, which bears a fixed rate of 3.55% per annum and with maturity date on August 29, 2028. As of December 31, 2024, the secured bank borrowing amounted to MYR 53,029 was secured by charge over a motor vehicle of the Group.

On November 10, 2025, the Group entered into two borrowing agreements with a financial service provider in Malaysia to borrow MYR 808,000 (USD 199,211), which bears a fixed rate of 4.78% per annum and with maturity date on November 10, 2030.

As of December 31, 2025, the secured bank borrowing amounted to MYR 841,815 (USD 207,548) was secured by charge over three motor vehicles of the Group (note 5).

For the year ended December 31, 2025, interest related to the bank borrowings amounted to MYR 9,424 (USD 2,323) (2024: MYR 4,056).

14. Financial risk management and fair values of financial instruments

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

The following table provides a breakdown of trade receivables before ECL by customer groups:

	As of December 31, 2024	As of December 31, 2025
	MYR	MYR	USD
Third-party retail outlet customers	32,716	24,869	6,131
Third-party industrial business customers	35,895,157	69,298,230	17,085,363
Related party customers	1,132,841	–	–
Total trade receivables, gross	37,060,714	69,323,099	17,091,494

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

Based on the historical collection and experience, the Group is able to collect all its outstanding receivables for December 31, 2025 within one year from third-party retail outlet customers.

The following tables provide information about the Group’s exposure to credit risk and ECL for trade receivables related to third-party retail outlet customers as of December 31, 2024 and 2025:

	As of December 31, 2024
	Gross carrying amount	Loss allowance	Expected loss rate	Net balance
	MYR	MYR		MYR
0 - 90 days	28,372	(2,433)	8.6%	25,939
91 - 180 days	747	(453)	60.6%	294
181 - 270 days	1,114	(918)	82.4%	196
271 - 365 days	1,146	(1,146)	100.0%	–
Over 1 year	1,337	(1,337)	100.0%	–
	32,716	(6,287)		26,429

	As of December 31, 2025
	Gross carrying amount	Loss allowance	Expected loss rate	Net balance
	MYR	MYR		MYR	USD
0 - 90 days	20,225	(879)	4.3%	19,346	4,770
91 – 180 days	–	–	0.0%	–	–
181 - 270 days	1,034	(882)	85.3%	152	37
271 - 365 days	868	(868)	100.0%	–	–
Over 1 year	2,742	(2,742)	100.0%	–	–
	24,869	(5,371)		19,498	4,807

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

Based on the historical collection and experience, the Group is able to collect all its outstanding receivables for December 31, 2025 within one year from third party industrial business customers.

The following tables provide information about the Group’s exposure to credit risk and ECL for trade receivables related to third-party industrial business customers as of December 31, 2024 and 2025:

	As of December 31, 2024
	Gross carrying amount	Loss allowance	Expected loss rate	Net balance
	MYR	MYR		MYR
Grade - low risk	11,732,969	(58,485)	0.5%	11,674,484
Grade - fair risk	24,162,188	(266,260)	1.1%	23,895,928
	35,895,157	(324,745)		35,570,412

	As of December 31, 2025
	Gross carrying amount	Loss allowance	Expected loss rate	Net balance
	MYR	MYR		MYR	USD
Grade - low risk	16,855	(22)	0.1%	16,833	4,150
Grade - fair risk	69,091,600	(1,021,645)	1.5%	68,069,955	16,782,533
Grade - substantial	189,775	(3,796)	2.0%	185,979	45,853
	69,298,230	(1,025,463)		68,272,767	16,832,536

(3) Related party customers

For trade receivables from related parties, the Group measures loss allowances at an amount equal to lifetime ECLs, which is calculated using a behavioral scoring system similar to the one applied to third-party industrial business customers.

The following tables provide information about the Group’s exposure to credit risk and ECL for trade receivables from related parties as of December 31, 2024:

	As of December 31, 2024
	Gross carrying amount	Loss allowance	Expected loss rate	Net balance
	MYR	MYR		MYR
Grade - low risk	100,000	(500)	0.5%	99,500
Grade - fair risk	32,841	(328)	1.0%	32,513
Grade - substantial	1,000,000	(412,000)	41.2%	588,000
	1,132,841	(412,828)		720,013

There is no outstanding balance for trade receivables from related parties as of December 31, 2025.

(4) Movement of ECL

MYR
As of December 31, 2022 and January 1, 2023	15,682
Provision for expected credit loss on trade receivables	66,915
As of December 31, 2023 and January 1, 2024	82,597
Provision for expected credit loss on trade receivables	661,263
As of December 31, 2024 and January 1, 2025	743,860
Provision for expected credit loss on trade receivables	286,974
As of December 31, 2025	1,030,834
As of December 31, 2025 (USD)	254,150

In addition, the Group’s exposure to credit risk is also influenced by the individual characteristics of each customer and therefore significant concentrations of credit risk arise when the Group has significant exposure to individual customers. At December 31, 2025, 99.78% (2024: 95.92%) of the total trade receivables were due from the Group’s five largest debtors, respectively.

(ii) Prepayments, deposits and other receivables and amounts due from related parties

Prepayments, deposits and other receivables and amounts due from related parties are reviewed regularly, for which the Group considers to have low credit risk.

(b) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group does not account for any fixed-rate financial instruments at fair value through profit or loss at the end of each reporting periods. Therefore, interest-bearing financial instruments at fixed rates do not expose the Group to fair value interest rate risk. The Group’s interest rate risk arises primarily from cash at bank at variable rates. If interest rates on cash at bank had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit for the year would increase/decrease by approximately MYR 7,390 (USD 1,822) (2024: MYR 1,953).

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

	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	Total	Carrying amount as of December 31, 2024
	MYR	MYR	MYR	MYR	MYR
Trade payables	14,089,238	–	–	14,089,238	14,089,238
Other payables	3,105,476	–	–	3,105,476	3,105,476
Amounts due to related parties	4,010,937	–	–	4,010,937	4,001,850
Bank borrowing	16,347	16,260	27,048	59,655	53,029
Redeemable convertible preference shares	4,622,304	7,083,959	–	11,706,263	9,912,049
Lease liabilities	629,136	689,248	1,805,975	3,124,359	2,493,310
	26,473,438	7,789,467	1,833,023	36,095,928	33,654,952

	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	Total	Carrying amount as of December 31, 2025
	MYR	MYR	MYR	MYR	MYR	USD
Trade payables	20,293,263	–	–	20,293,263	20,293,263	5,003,269
Other payables	6,781,887	–	–	6,781,887	6,781,887	1,672,063
Amounts due to related parties	6,056,741	–	–	6,056,741	6,056,741	1,493,279
Bank borrowings	164,883	164,796	702,450	1,032,129	841,815	207,548
Redeemable convertible preference shares	7,585,697	–	–	7,585,697	6,583,486	1,623,147
Lease liabilities	689,248	732,504	1,073,472	2,495,224	2,095,604	516,668
	41,571,719	897,300	1,775,922	44,244,922	42,652,796	10,515,974

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

Financial assets and liabilities of the Group primarily consisted of cash, trade receivables, prepayments and other receivables, amounts due from related parties, trade payables, other payables, bank borrowings, amounts due to related parties and redeemable convertible preference shares. As of December 31, 2024 and 2025, the carrying amounts of financial instruments approximated to their fair values due to the short-term maturities of these instruments or repayable on demand, or that they are interest-bearing at market rates or approximants.

15. Trade and other payables

	As of December 31, 2024	As of December 31, 2025
	MYR	MYR	USD
Trade payables (note (a))	14,089,238	20,293,263	5,003,269
Other payable and accruals	1,832,975	6,229,993	1,535,994
Wages payable	200,235	21,529	5,308
Interest payable of RCPS (note (b))	1,072,266	530,365	130,761
Total trade and other payables (note (c))	17,194,714	27,075,150	6,675,332

Notes:

(a) An aging analysis of the trade payables as of December 31, 2024 and 2025 are as follows:

	As of December 31, 2024	As of December 31, 2025
	MYR	MYR	USD
Within 3 months	13,892,154	17,836,677	4,397,602
More than 3 months but within 6 months	1,226	1,073,750	264,731
More than 6 months but within 1 year	139,580	–	–
More than 1 year	56,278	1,382,836	340,936
Total trade payables	14,089,238	20,293,263	5,003,269

(b)	The interest payable of RCPS is calculated based on the weighted average principal of RCPS and the related effective interest rate. AI RCPS bear an effective interest rate of 14.0% (note 12).

(c)	All the trade and other payables classified as current are expected to be settled within one year or are repayable on demand.

16. Income taxes

(a) Income taxes recognized in consolidated statements of profit or loss:

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025
	MYR	MYR	MYR	USD
Current tax
Provision for the year	1,355,882	2,637,694	3,960,142	976,366
Under provision for taxes	–	225,946	1,468,846	362,142
Deferred tax	–	(30,023)	(21,238)	(5,236)
	1,355,882	2,833,617	5,407,750	1,333,272

Notes:

1)	Cayman Islands

Under the current tax laws of the Cayman Islands, the Group is not subject to any income tax in the Cayman Islands.

2)	Malaysia

Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

For the fiscal year ended December 31, 2025, 2024 and 2023, the tax rate is 24% for companies incorporated in Malaysia with paid-in capital of MYR 2.5 million or more.

(b) Reconciliation between tax expenses and accounting profit at applicable tax rates:

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025
	MYR	MYR	MYR	USD
Profit before income taxes	5,110,267	6,345,785	11,990,753	2,956,301
Notional tax on profit before taxation, calculated at the rates applicable to the respective tax jurisdictions	1,226,464	1,522,988	2,877,781	709,512
Effect of tax rates in foreign jurisdictions	135,602	1,064,667	1,015,615	250,398
Non-deductible expenses	8,777	20,016	45,508	11,220
Tax effect on capital allowance	(14,961)	–	–	–
Under provision for taxes	–	225,946	1,468,846	362,142
Tax expenses for the year	1,355,882	2,833,617	5,407,750	1,333,272

(c) Deferred tax recognized in the consolidated statement of financial position

The significant components of deferred taxes recognized in the consolidated statement of financial position and the movements during the year presented are as follows:

	As of December 31, 2024	As of December 31, 2025
	MYR	MYR	USD
Deferred tax assets:
- Allowance for credit losses	178,526	247,400	60,996
- Lease liability	598,394	502,945	124,000
Total deferred tax assets	776,920	750,345	184,996
Net off against deferred tax liabilities	(746,897)	(699,084)	(172,358)
Net deferred tax assets	30,023	51,261	12,638

Deferred tax liabilities:
- Right-of-use asset	(546,530)	(424,262)	(104,601)
- Depreciation and amortization	(200,367)	(274,822)	(67,757)
Total deferred tax liabilities	(746,897)	(699,084)	(172,358)
Net off against deferred tax assets	746,897	699,084	172,358
Net deferred tax liabilities	–	–	–

(d) Uncertain tax position

As of December 31, 2025, the Company accrued tax liabilities of MYR 59,349,444 (USD 2,305,090). According to the Income Tax Act (ITA) 1967, all income tax payments must be made by the specified due date to avoid penalties. If payments are not settled by this deadline, the Act stipulates that penalties will be imposed on any outstanding amounts. As of December 31, 2025, based on statutory penalty rate, the Company accrued and recorded penalty of MYR 992,272 (USD 244,643) associated with unpaid income tax liabilities, which have been reflected in the consolidated statements of income and comprehensive income. The Company expects to settle the tax liability in fiscal year 2026.

17. Revenue and segment information

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

(a) Disaggregation of revenue

The Group disaggregates its revenue from contracts by service types, as the Group believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The summary of the Group’s disaggregation of revenue by service types for the year ended December 31, 2023, 2024 and 2025 are as follows:

	For the year ended December 31,
	2023	2024	2025
	MYR	MYR	MYR	USD
Offering farm solutions
- from third parties	12,412,500	19,434,500	24,408,050	6,017,764
- from related parties	4,000,000	1,400,174	–	–
	16,412,500	20,834,674	24,408,050	6,017,764
Sales of fresh produce
- from third parties	585,553	19,993,366	48,722,616	12,012,479
- from related parties	1,473,219	32,842	–	–
	2,058,772	20,026,208	48,722,616	12,012,479

Total revenue	18,471,272	40,860,882	73,130,666	18,030,243

	For the year ended December 31,
	2023	2024	2025
	MYR	MYR	MYR	USD
Timing of revenue recognition
- Point in time	18,371,272	37,460,882	48,722,616	12,012,479
- Over time	100,000	3,400,000	24,408,050	6,017,764
Revenue from contracts with customers	18,471,272	40,860,882	73,130,666	18,030,243

(b) Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting dates

There is no unsatisfied performance obligations as of December 31, 2023, 2024 and 2025.

As of December 31, 2024 and 2025, no contract liabilities were recognized.

(c) Revenue from major customers

	For the year ended December 31,
	2023		2024		2025

Offering of farm solutions
Customer A	34.7%		–	*	31.2%
Customer B**	21.7%		–	*	–	*
Customer C	21.1%		–	*	–	*
Customer D	10.8%		–	*	–	*
Customer E	–	*	42.7%		–	*

Sales of fresh produce
Customer A	–	*	–	*	27.6%
Customer F***	–	*	19.5%		–	*
Customer G	–	*	14.6%		12.9%
Customer H	–	*	14.0%		–	*
Customer I	–	*	–	*	22.5%

*	The corresponding revenue did not contribute over 10.0% of the total revenue of the Group in the particular period.

**	Customer B is a related party of the Group.

***	Customer F was a related party of the Group during the year ended December 31, 2023. It ceased to be a related party of the Group in January 2024.

18. Other income

	For the year ended December 31,
	2023	2024	2025
	MYR	MYR	MYR	USD
Interest income	1,544	316	7	2
Foreign exchange loss	(9,591)	(121,774)	(82,786)	(20,411)
Other income	42,140	294,751	301,987	74,454
Total other income	34,093	173,293	219,208	54,045

19. Expenses by nature

		For the year ended December 31,
	Note	2023	2024	2025
		MYR	MYR	MYR	USD
Cost of revenue
- Construction cost		6,041,901	2,170,000	12,498,750	3,081,546
- Depreciation and amortization	(ii)	24,888	229,365	458,730	113,099
- Consulting fees	(iii)	2,330,000	6,667,000	–	–
- Vegetable costs		934,681	16,838,559	37,984,989	9,365,135
- Planting related costs		499,744	59,280	226,003	55,721
- Wages and benefits	(i)	376,560	81,506	77,405	19,084
		10,207,774	26,045,710	51,245,877	12,634,585

		For the year ended December 31,
	Note	2023	2024	2025
		MYR	MYR	MYR	USD
Selling and promotion expenses
- Entertainment expenses		53,121	22,575	–	–
- Marketing fees		381,224	186,043	1,909,465	470,775
		434,345	208,618	1,909,465	470,775

General and administrative expenses
- Director fee	(i),(iv)	120,000	1,000,000	1,532,353	377,799
- Professional fees		503,556	2,955,710	1,958,948	482,975
- Wages and benefits	(i)	315,762	1,128,559	1,807,759	445,700
- Depreciation and amortization	(ii)	274,545	583,049	658,729	162,409
- Commission paid		161,129	145,674	273,049	67,320
- Office expenses		98,567	274,610	544,082	134,142
- Penalties		–	–	25,701	6,337
- Others		1,779	11,862	16,553	4,081
		1,475,338	6,099,464	6,817,174	1,680,763
Total of cost of revenue, selling and promotion, and general and administrative expenses		12,117,457	32,353,792	59,972,516	14,786,123

(i)	Staff costs

	For the year ended December 31,
	2023	2024	2025
	MYR	MYR	MYR	USD
Director fee	120,000	1,000,000	1,532,353	377,799
Salaries and wages	600,833	1,085,888	1,758,441	433,541
Contributions to social security contribution plan	75,013	105,351	122,734	30,260
Welfare expenses	16,476	18,826	3,989	983
	812,322	2,210,065	3,417,517	842,583

(ii)	Depreciation and amortization

	For the year ended December 31,
	2023	2024	2025
	MYR	MYR	MYR	USD
Property, plant and equipment	47,055	89,117	136,963	33,768
Intangible assets	16,106	243,183	471,048	116,136
Right-of-use assets	236,272	480,114	509,448	125,604
	299,433	812,414	1,117,459	275,508

(iii)	The consulting fees mainly comprise design fees of CEA vertical farms, and consultation service fees on operating and managing the CEA vertical farms.

(iv)	During the years ended December 31, 2023, the director of the Company, which is also a shareholder of the Company, was entitled to an annual salary of MYR 120,000 of which the director waived to receive and was accordingly treated as a contribution by a shareholder.

20. Finance costs

	For the year ended December 31,
	2023	2024	2025
	MYR	MYR	MYR	USD
Bank charges	2,615	4,565	7,356	1,814
Interest on lease liabilities	124,157	253,389	231,431	57,059
Interest on redeemable convertible preference shares	360,407	1,384,065	828,703	204,314
Interest on a related party loan (note(a))	17,081	27,260	22,717	5,601
Interest on bank borrowings (note 13)	1,566	4,056	9,424	2,323
Total finance costs	505,826	1,673,335	1,099,631	271,111

Note:

(a)	On May 1, 2023, Agroz Group entered into a borrowing agreement with HWG Cash Berhad (“HWG Cash”), a related party, who is also a minority shareholder of the Group (the “Borrowing Agreement”). Pursuant to the Borrowing Agreement, Agroz Group borrowed MYR 1,363,000 from HWG Cash, at an interest rate of two percent (2.0%) per annum and a maturity of 24 months, or on such other extended date mutually agreed between Agroz Group and the related party. In January 2024, HWG Cash ceased to be a shareholder of Agroz Group. In April 2025, both parties agreed to extend the loan repayment period to December 31, 2026 and principal fully settled on October 30, 2025.

21. Related party balances and transactions

(a) The following is a list of related parties which the Group has balances and transactions with:

Name of entity or individual	Relationship
Mr. Gerard Kim Meng Lim (“Gerard Lim”) (b)(ii)(iii)	Chief Executive Officer and controlling shareholder

Ms. Khoo Kwai Fun (“Ms Khoo”) (b)(ii)(iv)	Spouse of the controlling shareholder and became a shareholder of the Company in January 2024

Mr. Au Say Kiat (b)(ii)(x)	Close family member of the controlling shareholder and became a shareholder of the Company in February 2024

Isa Wellness Marketing (b)(ii)(viii)	An entity controlled by a close family member of the controlling shareholder

EPetani Sdn. Bhd. (b)(ii)(ii)	Significantly influenced by Mr. Gerard Kim Meng Lim and ceased to be a related party in January 2024*

Isa Farm Sdn. Bhd.	Under common control of the controlling shareholder

Braiven Co., Ltd. (b)(ii)(vi)	Significantly influenced by key management of the Group*

HWG Cash (b)(ii)(vii)	Under common control of Mr. Lim Chun Hoo and ceased to be a shareholder in January 2024

Agroz Ventures Sdn. Bhd. (b)(ii)(i)	Significantly influenced by Agroz Group**

Agroz Vertical Farms Sdn. Bhd. (b)(ii)(v)	Significantly influenced by Agroz Group**

Agroz Asia Sdn. Bhd.	Under common control of the controlling shareholder

Ahoku Ventures Sdn. Bhd. (b)(ii)(ix)	Under common control of the controlling shareholder

*	Mr. Gerard Kim Meng Lim or key management of the Group holds a voting interest of 10% or more and has the right to participate in the financial and operating policy decisions of the applicable company, but does not have control.

**	Agroz Group’s shareholdings of 19% in each of Agroz Ventures and Agroz Vertical Farms are proxy holdings, with such shares held in trust. While shareholders holding 10% or more of the voting power in an entity are presumed to have a significant influence on the entity under Item 7B of Form 20-F, under International Accounting Standards (“IAS”) 28 and International Financial Reporting Standards (“IFRS”) 9, significant influence requires a holding of 20% or more in voting power. Agroz Group does not possess any Director nomination rights, voting power, or decision-making influence on the Board of Directors of either Agroz Ventures or Agroz Vertical Farms. Although Agroz Group meets the significant influence presumption under Item 7B of Form 20-F, it does not meet the criteria under IAS 28 and IFRS 9 for significant influence. Therefore, Agroz Group does not believe these proxy holdings should be accounted under equity method. These proxy holdings additionally do not meet the criteria of assets under IASB Framework. The Company, through its wholly owned subsidiary, Agroz Group Sdn Bhd, pursuant to agreements with each of these entities, agreed to operate vertical farms based on guidelines and instructions from Agroz Ventures and Agroz Vertical Farms’ management teams, in return for a share of such vertical farms’ revenue. Such revenue is received by Agroz Group in consideration of the services Agroz Group provides and the license it grants to use its technology. Agroz Group does not make management decisions on behalf of Agroz Ventures and Agroz Vertical Farms in the operation of such vertical farms, and in such capacity, Agroz Group exercises no control over Agroz Ventures and Agroz Vertical Farms in accordance to IFRS 10. This is because Agroz Group does not have the power or ability to direct such related parties’ activities, which activities would affect investee’s return. Agroz Group also has no purchase or funding obligations to Agroz Ventures and Agroz Vertical Farms. While IFRS 15 Revenue from Contracts with Customers will be applied for Agroz Group’s performance obligations under such agreements (i.e., operating Agroz Ventures and Agroz Vertical Farms’ vertical farms), the transaction price for Agroz Group’s performance obligations is share of revenue on inhouse produced vegetable sales revenue to other parties except Agroz as management fee. During the year ended December 31, 2024, the management fee earned on vegetable sales revenue is insignificant. There was no management fee earned for the years ended December 31, 2025 and December 31, 2023.

(b) Transactions with related parties

(i)	Key management personnel compensation

	For the year ended December 31,
	2023	2024	2025
	MYR	MYR	MYR	USD

Salaries	200,000	1,407,150	2,344,014	577,913
Contribution to social security contribution plan	9,886	29,959	937	231
	209,886	1,437,109	2,344,951	578,144

(ii)	Other transactions with related parties

	For the year ended December 31,
	2023	2024	2025
	MYR	MYR	MYR	USD
Farm solution sales to
Agroz Ventures Sdn. Bhd. (i)	4,000,000	—	—	—
Agroz Vertical Farms Sdn. Bhd. (v)	—	1,400,174	—	—

Fresh vegetable sales to
EPetani Sdn. Bhd. (ii)	1,145,443	—	—	—
Isa Wellness Marketing (viii)	327,776	32,841	—	—

Consultancy fees to
Ahoku Ventures Sdn. Bhd. (ix)	350,000	—	—	—

Commission fee to
Au Say Kiat (x)	137,912	—	—	—

Purchases of fresh produce from
EPetani Sdn. Bhd. (ii)	48,581	—	—	—
Agroz Vertical Farms Sdn. Bhd. (v)	886,100	4,115,842	4,240,909	1,045,589
Agroz Ventures Sdn. Bhd. (i)	—	274,733	265,349	65,421

Purchase of IT software from
Braiven Co., Ltd. (vi)	1,423,354	6,341,924	450,400	111,045

Expenses paid by the Group on behalf of
Agroz Vertical Farms Sdn. Bhd. (v)	1,571,296	818,196	1,485,404	366,224
Agroz Ventures Sdn. Bhd. (i)	19,000	751,695	1,228,772	302,952

Loan from
HWG Cash (vii)	1,363,000	—	—	—

Interest on a loan from
HWG Cash (vii)	17,081	27,260	22,717	5,601

Expenses paid on behalf of the Group by
Gerard Lim (iii)	350,927	240	3,864,544	952,797
Khoo Kwai Fun (iv)	110,289	120,637	47,308	11,664
HWG Cash (vii)	1,178,275	—	—	—

Payments to
EPetani Sdn. Bhd. (ii)	70,302	—	—	—
Gerard Lim (iii)	339,333	53,280	97,308	23,991
Khoo Kwai Fun (iv)	257,749	105,028	83,206	20,514
Ahoku Ventures Sdn. Bhd. (ix)	350,000	—	—	—
Au Say Kiat (x)	137,912	—	—	—
Braiven Co., Ltd. (vi)	684,684	7,040,368	413,949	102,058
Agroz Vertical Farms Sdn. Bhd. (v)	—	1,510,233	2,147,684	529,508
HWG Cash (vii)	—	70,925	2,000,000	493,097

Payments from
Agroz Ventures Sdn. Bhd. (i)	—	3,021,580	950,000	234,221
ISA Wellness Marketing (viii)	—	551,350	32,841	8,097
Agroz Vertical Farms Sdn. Bhd. (v)	—	1,300,568	—	—

Notes:

(i)	During the years ended December 31, 2023, 2024 and 2025, Agroz Group paid expenses on behalf of Agroz Ventures Sdn. Bhd. amounted to MYR 19,000, MYR 751,695 and MYR 1,228,772 (USD 302,952) respectively. During the years ended December 31, 2024 and 2025, Agroz Group also purchased fresh produce from Agroz Ventures Sdn. Bhd. amounted to MYR 274,733 and MYR 265,349 (USD 65,421) respectively. Agroz Group sold its farm solutions to Agroz Ventures Sdn. Bhd. amounted to MYR 4,000,000 during the year ended December 31, 2023. Agroz Group received payments amounted to MYR 3,021,580 and MYR 950,000 (USD 234,221) during the years ended December 31, 2024 and 2025.

(ii)	Agroz Group purchased fresh produce from EPetani Sdn. Bhd. amounting to MYR 48,581 and made payments amounted to MYR 70,302 during the year ended December 31, 2023. Also, Agroz Group sold fresh vegetables to EPetani Sdn. Bhd amounted to MYR 1,145,443 during the year ended December 31, 2023. In January 2024, Mr. Gerard Lim disposed shares in EPetani Sdn. Bhd. and EPetani Sdn. Bhd. no longer a related party to the Group. During the year ended December 31, 2024 and 2025, Agroz Group sold fresh vegetables to EPetani Sdn. Bhd amounted to MYR 7,968,903 and MYR 2,063,300 (USD 508,703).

(iii)	During the years ended December 31, 2023, 2024 and 2025, certain operating expenses of Agroz Group amounted to MYR 350,927, MYR 240 and MYR 3,864,544 (USD 952,797) respectively was paid by Mr. Gerard Lim. Agroz Group has repaid MYR 339,333, MYR 53,280 and MYR 97,308 (USD 23,991) to Mr. Gerard Lim during the years ended December 31, 2023, 2024 and 2025 respectively.

(iv)	Khoo Kwai Fun paid on behalf of Agroz Group on certain expenses amounted to MYR 110,289, MYR 120,637 and MYR 47,308 (USD 11,664) during the years ended December 31, 2023, 2024 and 2025 respectively. Agroz Group has repaid MYR 257,749, MYR 105,028 and MYR 83,206 (USD 20,514) to Khoo Kwai Fun during the years ended December 31, 2023, 2024 and 2025 respectively.

(v)	During the years ended December 31, 2023, 2024 and 2025, Agroz Group purchased fresh produce from Agroz Vertical Farms Sdn. Bhd. amounted to MYR 886,100, MYR 4,115,842 and MYR 4,240,909 (USD 1,045,589) respectively. Also, Agroz Group paid expenses on behalf of Agroz Vertical Farms Sdn. Bhd. amounted to MYR 1,571,296, MYR 818,196 and MYR 1,485,404 (USD 366,224) during the year ended December 31, 2023, 2024 and 2025. During the year ended December 31, 2024, Agroz Group sold its farm solutions to Agroz Vertical Farms Sdn. Bhd. amounted to MYR 1,400,174 and received payments amounted to MYR 1,300,568. Agroz Group repaid MYR 1,510,233 and MYR 2,147,684 (USD 529,508) during the year ended December 31, 2024 and 2025 respectively.

(vi)	Agroz Group purchased IT software from Braiven Co., Ltd. amounted to MYR 1,423,354 and paid MYR 684,684 during the year ended December 31, 2023. During the year ended December 31, 2024, Agroz Group endured the investment in IT software from Braiven Co., Ltd. amounted to MYR 6,341,924 and paid MYR 7,040,368. During the year ended December 31, 2025, Agroz Group incurred the investment in IT software from Braiven Co., Ltd. amounted to MYR 450,400 (USD 111,045) and paid MYR 413,949 (USD 102,058).

(vii)	As of December 31, 2023, amount owing to HWG Cash consists of interest-bearing borrowing amounted to MYR 1,363,000 and related interest payable MYR 17,081 (note 20), and cash advances to the Group amounted to MYR 1,178,275. During the years ended December 31, 2024 and 2025, Agroz Group incurred additional interest amounted to MYR 27,260 and MYR 22,717 (USD 5,601) (note 20) respectively to HWG Cash. Agroz Group has repaid MYR 70,925 and MYR 2,000,000 (USD 493,097) to HWG Cash during the years ended December 31, 2024 and 2025 respectively.

(viii)	During the years ended December 31, 2023 and 2024, Agroz Group sold fresh produce to ISA Wellness Marketing amounted to MYR 327,776 and MYR 32,841 respectively. Agroz Group received payments amounted to MYR 551,350 and MYR 32,841 (USD 8,097) during the years ended December 31, 2024 and 2025.

(ix)	The Group paid consultancy fees to Ahoku Ventures Sdn. Bhd. amounted to MYR 350,000 as this entity advises for design of CEA vertical farms during the year ended December 31, 2023.

(x)	The Group had paid a commission to Au Say Kiat for introducing new investors during the year ended December 31, 2023, amounted to MYR 137,912.

(c) Balances with related parties

	As of December 31, 2024	As of December 31, 2025
	MYR	MYR	USD
Included in trade receivables from related parties, net
Agroz Ventures Sdn. Bhd.	588,000	—	—
Isa Wellness Marketing	32,513	—	—
Agroz Vertical Farm Sdn. Bhd.	99,500	—	—
Total trade receivables from related parties, net	720,013	—	—

Included in amount due from a related party
Agroz Ventures Sdn. Bhd.	751,695	1,490,385	367,452
Total amount due from a related party	751,695	1,490,385	367,452

Included in prepayments to a related party
Braiven Co., Ltd.	5,517,306	9,566,537	2,358,614

Included in amounts due to related parties
HWG Cash	2,514,691	537,408	132,497
Gerard Lim	33,691	3,832,224	944,828
Braiven Co., Ltd.	40,226	76,677	18,905
Khoo Kwai Fun	35,898	—	—
Agroz Ventures Sdn. Bhd.	274,733	—	—
Agroz Vertical Farm Sdn. Bhd.	1,102,611	1,610,432	397,049
Total amounts due to related parties	4,001,850	6,056,741	1,493,279

22. Basic and diluted earnings per share

The calculation of basic and diluted earnings per share is based on the profit attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, which is calculated as follows:

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025
	MYR	MYR	MYR	USD
Profit for the year	3,754,385	3,512,168	6,583,003	1,623,029
Weighted average number of ordinary shares	20,000,000	20,031,151	20,753,924	20,753,924
Basic earnings per share	0.19	0.18	0.32	0.08

(b) Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of redeemable convertible preference shares. In accordance with IAS 33, potentially dilutive securities are excluded from the diluted EPS computation when their effect is anti-dilutive was nil shares for 2023, 584,350 shares for 2024, and 679,920 shares for 2025. Because their conversion would increase earnings per share or decrease loss per share, these shares were excluded from the computation of diluted earnings per share for all years presented.

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025
	MYR	MYR	MYR	USD
Net earnings allocated to ordinary share	3,754,385	3,512,168	6,583,003	1,623,029
Add: Effect on interest expenses of AI RCPS	100,648	—	—	—
Net earnings used in the computation of diluted earnings per share	3,855,033	3,512,168	6,583,003	1,623,029

Weighted average number of ordinary shares	20,000,000	20,031,151	20,753,924	20,753,924
Effect of redeemable convertible preference shares	67,069	—	—	—
Weighted average number of ordinary shares in the computation of diluted earnings per share	20,067,069	20,031,151	20,753,924	20,753,924
Diluted earnings per share	0.19	0.18	0.32	0.08

23. Commitments and contingencies

(a) Commitments

Capital expenditure contracted for but not provided in the consolidated financial statements:

	As of December 31, 2024	As of December 31, 2025
	MYR	MYR	USD
Software and AI Platform Development	13,313,961	11,995,191	2,957,394

As of December 31, 2025, the Group has remaining contractual commitment amounted to MYR 11,995,191 (USD 2,957,394), mainly arising from certain purchase contracts of E-commerce website design and Robotics AI Platform signed with suppliers. As of December 31, 2024, the Group has remaining contractual commitment amounted to MYR 13,313,961, mainly arising from certain purchase contracts of IT software such as E-commerce website design, Enterprise Resource Planning (ERP) system and Robotics AI Platform. Other than as shown above, the Group did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024 and 2025.

(b) Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable.

On February 5, 2026, V Capital Consulting Limited (“VCCL”) commenced a civil suit against the Company’s operating subsidiary, Agroz Group Sdn. Bhd. (“Agroz Group SB”), in the High Court of Malaya at Shah Alam (Civil Suit No. BA-22NCVC-39-02/2026). VCCL was previously engaged by Agroz Group SB to provide advisory services in connection with the proposed initial public offering on the Nasdaq Stock Market. VCCL alleges that an outstanding consulting fee of USD 903,213.86 remains due and payable, and claims said amount together with contractual interest and legal costs.

Agroz Group SB vehemently disputes VCCL’s claims in their entirety and has filed a formal Counterclaim against VCCL and its representative, Hoo Voon Him (“HVH”), claiming USD 1,250,000.00, together with interest and costs, for damages resulting from alleged misrepresentations and failure to deliver contractual obligations in connection with the fundraising exercise for the proposed Nasdaq listing.

As of December 31, 2025, the Company has accrued the full contractual consulting fee liability of USD 1,000,000 within other payables, with a corresponding deduction from additional paid-in capital. Based on the advice of external litigation counsel (Vin Cheng & Co.), the Company has a reasonable prospect of successfully resisting VCCL’s claim and succeeding in its counterclaim. Consequently, management has determined that no additional provision for damages, interest, or legal costs is required under IAS 37 as of December 31, 2025. In accordance with IAS 37, the Company’s counterclaim of USD 1,250,000 has not been recognized as an asset on the balance sheet. The parties are currently complying with pre-trial directions, with the next case management session and a hearing on the Company’s application for security for costs scheduled for November 19, 2026

In the opinion of management, other than those disclosed above, there were no other pending or threatened claims and litigation as of December 31, 2024 and 2025, and through the issuance date of these consolidated financial statements.

24. Events after the reporting period

(1)	On January 2, 2026, the Company has entered into an agreement with a related party to develop Robotics AI Platform amounted to USD 10,000,000. On April 7, 2026, both parties agreed to settle the sum of USD 2,000,000 via issuance of 4,000,000 Agroz Inc. ordinary shares with a par value of USD 0.0001, at an issue price of USD 0.50 per share. On June 29, 2026, both parties agreed to settle the sum of USD 3,000,000 via issuance of 6,000,000 Agroz Inc. Class A ordinary shares with a par value of USD 0.0001, at an issue price of USD 0.50 per share.

(2)	On January 12, 2026, the Company has entered into an agreement with a third party to develop Robotics AI Platform amounted to USD 2,500,000. On May 14, 2026, both parties agreed to settle the sum of USD 2,500,000 via issuance of 5,000,000 Agroz Inc. Class A ordinary shares with a par value of USD 0.0001, at an issue price of USD 0.50 per share.

(3)	On February 10, 2026, the Company has entered into a note purchase agreement amounted to USD 3,330,000 that carries interest rate of 9.0% per annum for six months. On August 10, 2026, the Company requested to extend the maturity date by three months which lead to additional interest of 7.5% per annum.

(4)	On June 24, 2026, Agroz Inc. (the “Company”) filed its Second Amended and Restated Memorandum and Articles of Association (“Amended Articles”), which amended and restated the Company’s Amended and Restated Memorandum and Articles of Association to amend and increase the Company’s authorized share capital as follows: from US$11,500, divided into 100,000,000 Ordinary Shares of a par value of US$0.0001 each and 15,000,000 Redeemable Convertible Preference Shares of a par value of US$0.0001 each, to US$102,000, divided into 1,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, 5,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and 15,000,000 Redeemable Convertible Preference Shares of a par value of US$0.0001 each (“RCPS”), by: (a) the re-designation of 100,000,000 Ordinary Shares of a par value of US$0.0001 each as Class A Ordinary Shares of a par value of US$0.0001 each (“Class A Ordinary Shares”), (b) the creation of 900,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, and (c) the creation of 5,000,000 Class B Ordinary Shares of a par value of US$0.0001 each (“Class B Ordinary Shares”), each with the rights and subject to the restrictions set forth in the Amended Articles.

(5)	Anticipated reverse stock split:

On August 27, 2026, the Board of Directors of the Company unanimously approved a written resolution implementing a 1-for-20 (20-to-1) reverse stock split of the Company’s issued and outstanding ordinary shares, pursuant to the authority granted under the Company’s Amended and Restated Articles of Association. Under the terms of the reverse stock split, every twenty (20) shares of ordinary shares issued and outstanding immediately prior to the effective date were automatically reclassified, combined, and converted into one (1) validly issued, fully paid, and non-assessable ordinary share (1:20 ratio). No fractional shares were issued; in lieu thereof, any fractional share resulting from the 1-for-20 combination was rounded up to the next whole ordinary share. The authorized share capital and the par value per share of the ordinary shares remained unchanged at USD 0.0001 per share. The reverse stock split is scheduled to become legally effective on September 29, 2026.

Because the reverse stock split becomes legally effective on September 29, 2026, it is recognized as a non-adjusting subsequent event under IAS 10. Accordingly, the consolidated financial statements and historical earnings per share disclosures remain presented on a historical pre-split basis.

The table below sets forth the historical pre-split and unaudited pro forma post-split effects of the 1-for-20 reverse stock split on basic and diluted earnings per share, as if the transaction had taken place on January 1, 2023:

	For the years ended December 31,
Financial metric	2023 (MYR)	2024 (MYR)	2025 (MYR)	2025 (USD)

Profit attributable to ordinary shareholders	3,754,385	3,512,168	6,583,003	1,623,029
Add: Effect on interest expenses of AI RCPS	100,648	—	—	—
Net earnings used in the computation of diluted earnings per share	3,855,033	3,512,168	6,583,003	1,623,029

Historical Pre-Split Basis (Audited):
Weighted average number of ordinary shares (Basic)	20,000,000	20,031,151	20,753,924	20,753,924
Weighted average number of ordinary shares (Diluted)	20,067,069	20,031,151	20,753,924	20,753,924
Basic and diluted earnings per share	MYR 0.19	MYR 0.18	MYR 0.32	USD 0.08

Pro Forma Post-Split Basis (1-for-20) (Unaudited):
Pro forma weighted average ordinary shares (Basic & Diluted)	1,000,000	1,001,558	1,037,696	1,037,696
Pro forma basic and diluted earnings per share	MYR 3.75	MYR 3.51	MYR 6.34	USD 1.56

AGROZ INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit
3.1	Memorandum and Articles of Association
3.2	Amended and Restated Memorandum and Articles of Association (included as Exhibit 3.2 in the Company’s Form F-1 filed with the SEC on September 16, 2025 and incorporated herein by reference).
3.3	Certificate of Incorporation
4.1	Specimen certificate evidencing Ordinary Shares
10.1	Form of Employment Agreement between the registrant and its officers
10.2	Tenancy Agreement between Agroz Group Sdn. Bhd. and AEON Co. (M) Bhd
10.3	Concessionaire Agreement between Agroz Group Sdn. Bhd. and AEON Co. (M) Bhd
10.4	Yearly Contract between Agroz Group Sdn. Bhd. and AEON Co. (M) Bhd
10.5	Microsoft Publisher Agreement between Agroz Inc. and Microsoft Corporation
10.6	Microsoft AI Cloud Partner Program Agreement between us and a Microsoft affiliate designated by Microsoft
10.7	Tenancy Agreement between Agroz Group Sdn. Bhd. and Child’s Partner (M) Sdn. Bhd.
10.8	Software Development Agreement between Agroz Group Sdn. Bhd. and Braiven Co. Ltd dated January 18, 2023
10.9	Software Development Agreement between Agroz Group Sdn. Bhd. and Braiven Co. Ltd dated April 15, 2024
10.10	Re-Negotiated Payment Terms for Robotics AI Operating System Development Agreement between Agroz Group Sdn. Bhd. and Braiven Co. Ltd.
10.11	Loan Agreement between Agroz Group Sdn. Bhd. and HWG Cash Berhad
10.12	Supplementary Agreement to the Software Development Agreement dated January 18, 2023 between Agroz Group Sdn. Bhd. and Braiven Co. Ltd.
10.13	Supplementary Agreement to the Software Development Agreement dated April 15, 2024 between Agroz Group Sdn. Bhd. and Braiven Co. Ltd.
10.14	IT Services Agreement between Agroz Group Sdn. Bhd. and Braiven Co. Ltd. dated January 1, 2024.
10.15	Offer Letter between the Company and Gerard Kim Meng Lim dated December 24, 2024
10.16	Offer Letter between the Company and May Jin Sim dated December 24, 2024
10.17	Board of Directors Agreement between the Company and Chun Hoo Lim dated August 8, 2023
10.18	Offer Letter between the Company and Adrian Lee dated December 24, 2024
10.19	Board of Directors Agreement between the Company and Pauline Kok dated March 15, 2024.
10.20	The Board of Directors Agreement between the Company and Benjamin Hua Seng Tan dated March 15, 2024.
10.21	The Board of Directors Agreement between the Company and Muhammad Arshad Chaudhry dated March 15, 2024.
10.22	Note Purchase Agreement between the Company and Investor dated February 10, 2026. (included as Exhibit 10.1 in the Company’s Form 6-K filed with the SEC on February 13, 2026 and incorporated herein by reference).
10.23	Form of Secured Promissory Note (included as Exhibit 10.2 in the Company’s Form 6-K filed with the SEC on February 13, 2026 and incorporated herein by reference).
10.23	Form of Security Agreement (included as Exhibit 10.3 in the Company’s Form 6-K filed with the SEC on February 13, 2026 and incorporated herein by reference).
10.24	Form of Pledge Agreement (included as Exhibit 10.4 in the Company’s Form 6-K filed with the SEC on February 13, 2026 and incorporated herein by reference).
10.25	Form of Guaranty (included as Exhibit 10.5 in the Company’s Form 6-K filed with the SEC on February 13, 2026 and incorporated herein by reference).
10.26	Robotics Development Agreement between Agroz Group and Braiven Sdn Bhd dated January 2, 2026 (included as Exhibit 10.1 in the Company’s Form 6-K filed with the SEC on April 16, 2026 and incorporated herein by reference).
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Code of Ethics
16.1	Letter from Marcum Asia CPAs LLP
21.1	List of Subsidiaries
97.1	Clawback Policy of the Company
99.1	Audit Committee Charter
99.2	Compensation Committee Charter
99.3	Nomination and Governance Committee Charter
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

AGROZ INC.

	By:	/s/ Gerard Kim Meng Lim
	Name:	Gerard Kim Meng Lim
	Title:	Chief Executive Officer, Director
Date: September 28, 2026		(Principal Executive Officer)